     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 1998


                                                              FILE NO. 333-49075

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
           (Exact Name of the Registrant as Specified in its Charter)

             MARYLAND                              6513                             84-1259577
 (State or Other Jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  Incorporation or Organization)       Classification Code Number)            Identification Number)

                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                          DENVER, COLORADO 80222-4348
                                 (303) 757-8101
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                 TROY D. BUTTS
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                          DENVER, COLORADO 80222-4348
                                 (303) 757-8101
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                            ------------------------

                                    COPY TO:

                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                             ATTN: PATRICK J. FOYE
                                 (212) 735-3000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
              Upon consummation of the Merger (as defined herein).

                            ------------------------

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                    NUMBER OF        PROPOSED MAXIMUM        PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF        SHARES TO BE          AGGREGATE               AGGREGATE             AMOUNT OF
  SECURITIES TO BE REGISTERED       REGISTERED      OFFERING PER SHARE        OFFERING PRICE        REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value
  $.01 per share................   7,205,739(1)          $36.00(2)          $259,406,604(1)(2)       $89,450.56(3)
======================================================================================================================

(1) Estimated assuming all securities convertible into shares of common stock of Ambassador Apartments, Inc. are so converted, and assuming the Conversion Ratio will be 0.583.
(2) Assumes the Conversion Ratio will be 0.583.

(3) Pursuant to Rule 457(b), $55,634.71 of the registration fee is offset by the filing fee previously paid by Ambassador Apartments, Inc. in connection with the filing of preliminary proxy materials on February 11, 1998, and the remaining $33,815.85 of the registration fee is offset by the filing fee previously paid by the registrant in connection with the filing on April 1, 1998.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

                          AMBASSADOR APARTMENTS, INC.
                                PROXY STATEMENT
                            ------------------------

                                 PROSPECTUS OF
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                            ------------------------

    This Proxy Statement/Prospectus is being furnished to stockholders of Ambassador Apartments, Inc. ("Ambassador") in connection with the solicitation of proxies by the Board of Directors of Ambassador (the "Ambassador Board") from holders of shares of common stock, par value $.01 per share, of Ambassador ("Ambassador Common Stock") and holders of shares of Class A Senior Cumulative Convertible Preferred Stock of Ambassador ("Ambassador Preferred Stock") for use at a special meeting of Ambassador stockholders (the "Special Meeting") to be held to consider and vote upon a proposal (the "Merger Agreement Proposal") to adopt and approve the Agreement and Plan of Merger, dated as of December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Merger Agreement"), by and among Apartment Investment and Management Company ("AIMCO") and Ambassador, and the transactions contemplated thereby. Approval of the Merger Agreement Proposal by Ambassador stockholders is a condition to consummation of the merger contemplated by the Merger Agreement (the "Merger"). See "The Merger Agreement and Terms of the Merger -- Conditions to the Merger." Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Ambassador Common Stock and the Ambassador Preferred Stock, voting together as a single class. Only holders of record of Ambassador Common Stock and Ambassador Preferred Stock at the close of business on March 19, 1998 (the "Record Date"), are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the Record Date, 10,708,430 shares of Ambassador Common Stock were outstanding, of which AIMCO and its affiliates owned an aggregate of 886,600 shares, or approximately 8.3%, and 1,351,351 shares of Ambassador Preferred Stock were outstanding. See "Information Concerning the Special Meeting."

    In the Merger, among other things, each outstanding share of Ambassador Common Stock will be converted into the right to receive that number of shares of AIMCO Class A Common Stock, par value $.01 per share ("AIMCO Common Stock"), equal to the quotient (rounded to the nearest 1/1000) (the "Conversion Ratio") determined by dividing $21.00 by the AIMCO Index Price (as defined below). The term "AIMCO Index Price" means the aggregate of the average of the high and low sales prices of AIMCO Common Stock, as reported on the New York Stock Exchange ("NYSE"), on each of the twenty consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the effective time of the Merger (the "Effective Time"), divided by 20. If the Conversion Ratio calculated pursuant to the foregoing is greater than 0.583, then, at AIMCO's option, the Conversion Ratio to be used shall be either the Conversion Ratio as calculated pursuant to the foregoing or 0.583 (so long as the Merger would continue to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code")). If AIMCO opts for the Conversion Ratio to equal 0.583, then, in addition to 0.583 shares of AIMCO Common Stock, AIMCO will pay to each holder of Ambassador Common Stock, for each share of Ambassador Common Stock held by such shareholder, an amount in cash equal to (i) $21.00 minus (ii) the product of the AIMCO Index Price and 0.583 (such cash amount, together with shares of AIMCO Common Stock issuable with respect to a share of Ambassador Common Stock, the "Merger Consideration"). Assuming a Conversion Ratio of 0.583, AIMCO will issue up to an aggregate of 7,205,739 shares of AIMCO Common Stock in the Merger, based upon the number of shares of Ambassador Common Stock, options to purchase Ambassador Common Stock ("Ambassador Stock Options") and other securities currently convertible into shares of Ambassador Common Stock outstanding on the Record Date.

    Under applicable state law, holders of Ambassador Common Stock and holders of Ambassador Preferred Stock will not be entitled to any dissenting stockholders' appraisal rights in connection with the Merger. See "The Merger and Related Transactions -- Appraisal Rights."

    This Proxy Statement/Prospectus also constitutes the prospectus of AIMCO with respect to the shares of AIMCO Common Stock to be issued in connection with the Merger, as described herein. AIMCO Common Stock is listed and traded on the NYSE under the symbol "AIV." Ambassador Common Stock is listed and traded on the NYSE under the symbol "AAH."
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 22 FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF AMBASSADOR.
                            ------------------------


    This Proxy Statement/Prospectus and the accompanying forms of proxy are first being sent to holders of Ambassador Common Stock and Ambassador Preferred Stock on or about April 8, 1998.

                            ------------------------

    THE SECURITIES TO BE ISSUED IN THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


         The date of this Proxy Statement/Prospectus is April 8, 1998.

                               TABLE OF CONTENTS


AVAILABLE INFORMATION.......................................    1
FORWARD-LOOKING STATEMENTS..................................    1
INCORPORATION BY REFERENCE..................................    2
SUMMARY.....................................................    4
RISK FACTORS................................................   22
  Risks Relating to the Ambassador Acquisition..............   22
  Risks Relating to AIMCO's and Ambassador's Businesses.....   23
  Risks Relating to the Insignia Merger.....................   32
  Risks Relating to Consummation of Insignia Merger.........   32
  Risks Relating to Credit Rating...........................   32
INFORMATION CONCERNING THE SPECIAL MEETING..................   32
  Purpose, Time and Place...................................   32
  Record Date; Quorum; Vote Required........................   33
  Proxies...................................................   33
  Other Matters.............................................   33
  Appraisal Rights..........................................   34
THE MERGER AND RELATED TRANSACTIONS.........................   34
  General Description of the Merger.........................   34
  Related Transactions......................................   35
  Background of the Merger..................................   36
  Reasons of Ambassador for the Merger; Recommendation of
     the Ambassador Board...................................   39
  Opinion of Financial Advisor to Ambassador Board..........   41
  Ambassador Stock Options..................................   46
  Registration Rights Agreement.............................   46
  Interests of Directors and Management of Ambassador and
     AIMCO in the Merger and the Related Transactions.......   47
  Conditions to the Merger..................................   50
  Federal Income Tax Consequences of the Merger.............   50
  Accounting Treatment......................................   52
  Appraisal Rights..........................................   52
  Regulatory Matters........................................   52
  NYSE Listing..............................................   52
  Deregistration and Delisting of Ambassador Common Stock...   52
  Restrictions on Resales by Affiliates.....................   53
THE MERGER AGREEMENT AND TERMS OF THE MERGER................   53
  Effective Time of the Merger..............................   53
  Manner and Basis of Converting Shares.....................   54
  Distributions with Respect to Shares......................   56
  Representations and Warranties............................   57
  Conduct of Business Pending the Merger....................   57
  Indemnification...........................................   61
  Employee Agreements; Workforce Matters; and Employee
     Benefit and Stock Option Plans.........................   62
  Non-Solicitation; Response to Other Offers................   63
  Conditions to the Merger..................................   64
  Termination...............................................   67
  Termination Fees..........................................   68
  Amendment, Modification and Waiver........................   70
SELECTED HISTORICAL FINANCIAL INFORMATION OF AIMCO..........   71

SELECTED HISTORICAL FINANCIAL INFORMATION OF AMBASSADOR.....   74
PRO FORMA FINANCIAL INFORMATION OF AIMCO (MERGER)...........   76
PRO FORMA FINANCIAL INFORMATION OF AIMCO (INSIGNIA
  MERGER)...................................................   85
CAPITALIZATION OF AIMCO.....................................   95
BUSINESS OF AIMCO...........................................   96
  Operating and Financial Strategies........................   96
  Growth Strategies.........................................   97
  Property Management Strategies............................   99
  Accounting Policies and Definitions.......................  100
  Policies of AIMCO with Respect to Certain Other
     Activities.............................................  101
  Executive Offices.........................................  103
BOARD OF DIRECTORS AND OFFICERS OF AIMCO....................  104
PRINCIPAL STOCKHOLDERS OF AIMCO.............................  108
BUSINESS OF AMBASSADOR......................................  109
  General...................................................  109
  Business Philosophy and Background........................  109
  The Industry/Principal Markets............................  110
  Competition...............................................  110
  Employees/Property Management.............................  110
  Properties................................................  111
  Recent Events.............................................  111
PRINCIPAL STOCKHOLDERS OF AMBASSADOR........................  112
AIMCO RECENT DEVELOPMENTS...................................  115
  Recent Acquisitions.......................................  115
  Recent Contracts..........................................  117
  Recent Financings.........................................  118
  Insignia Merger and Related Transactions..................  119
DESCRIPTION OF BUSINESS OF INSIGNIA.........................  124
  Business..................................................  124
  Properties................................................  129
  Legal Proceedings.........................................  129
  Subsequent Events.........................................  130
DESCRIPTION OF AIMCO'S CAPITAL STOCK........................  131
  General...................................................  131
  Restrictions on Transfer..................................  132
  AIMCO Class B Preferred Stock.............................  133
  AIMCO Class B Common Stock................................  134
  AIMCO Class C Preferred Stock.............................  135
  AIMCO Class D Preferred Stock.............................  135
  Business Combinations.....................................  136
  Control Share Acquisitions................................  137

FEDERAL INCOME TAX CONSEQUENCES RELATED TO AIMCO............  137
  Taxation of AIMCO.........................................  138
  Tax Aspects of AIMCO's Investments in Partnerships........  141
  Taxation of Management Subsidiaries.......................  142
  Taxation of Taxable Domestic Stockholders.................  142
  Taxation of Foreign Stockholders..........................  143
  Information Reporting and Backup Withholding..............  144
  Taxation of Tax-Exempt Stockholders.......................  145
  Possible Legislative or Other Actions Affecting Tax
     Consequences...........................................  145
  State and Local Taxes.....................................  145
COMPARATIVE RIGHTS OF STOCKHOLDERS OF AIMCO AND
  AMBASSADOR................................................  145
  Restrictions on Share Transfers...........................  146
  Amendment of Charter Documents and Bylaws.................  146
  Business Combinations.....................................  147
  Appraisal Rights..........................................  147
  Preemptive Rights.........................................  147
  Indemnification...........................................  147
  Limitation of Personal Liability of Directors.............  148
  Classified Board of Directors.............................  149
  Cumulative Voting for Directors...........................  149
  Removal of Directors......................................  149
  Newly Created Directorships and Vacancies.................  149
  Special Meetings..........................................  150
  Rights Agreement..........................................  150
LEGAL MATTERS...............................................  150
EXPERTS.....................................................  150
STOCKHOLDER PROPOSALS.......................................  150
  AIMCO.....................................................  150
  Ambassador................................................  151
APPENDIX I -- Agreement and Plan of Merger, dated as of
  December 23, 1997 by and among Apartment Investment and
  Management Company and Ambassador Apartments, Inc., and
  supplemental letter dated as of March 11, 1998
APPENDIX II -- Opinion of Merrill Lynch, Pierce, Fenner &
  Smith Incorporated dated December 22, 1997

                             AVAILABLE INFORMATION

     AIMCO and Ambassador are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, file reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information concerning AIMCO and Ambassador can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including AIMCO and Ambassador. In addition, information filed by AIMCO and Ambassador with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Insignia Financial Group, Inc. also files reports, proxy and information statements and other information with the Commission and the NYSE, which are available at the same locations.

     AIMCO has filed with the Commission a Registration Statement on Form S-4 (including all amendments and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations of the Commission thereunder, with respect to the shares of AIMCO Common Stock to be issued pursuant to the Merger Agreement. This Proxy Statement/ Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's offices as described above. Statements contained herein, or in any document incorporated herein by reference, concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copies of such documents filed as exhibits to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in its entirety by such reference.

     No person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Proxy Statement/Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by AIMCO or Ambassador. This Proxy Statement/Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction in which, or to or from any person to whom or from whom, such offer, solicitation of an offer or solicitation of a proxy is not authorized or is unlawful. Neither the delivery of this Proxy Statement/Prospectus nor any sale or distribution made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Proxy Statement/Prospectus or in the affairs of AIMCO or Ambassador since the date hereof.

     Information in this Proxy Statement/Prospectus regarding AIMCO and its subsidiaries (including the AIMCO Operating Partnership (as defined herein)) and information regarding Insignia Financial Group, Inc. has been prepared and/or supplied by AIMCO and information regarding Ambassador and its subsidiaries (including the Ambassador Operating Partnership (as defined herein)) has been prepared and/or supplied by Ambassador.

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements in certain circumstances. Certain statements in the Summary, under the captions "Risk Factors," "The Merger and Related Transactions -- Reasons of Ambassador for the Merger; Recommendation of the Ambassador Board," "AIMCO Recent Developments," the Pro Forma Financial Statements and elsewhere in this Proxy Statement/Prospectus and the documents incorporated by reference herein contain or may contain information that is forward-looking, including, without limitation: statements regarding the effect of the Merger; other acquisitions; AIMCO's future financial performance; and the effect of government regulations. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors including, without limitation: national and local economic conditions; the general level of interest rates; terms of governmental regulations that affect AIMCO and Ambassador and interpretations of those regulations; the competitive environment in which AIMCO and Ambassador operate; financing risks, including the risk that AIMCO's cash flow from operations may be insufficient to meet required payments of principal and interest; real estate risks, including variations of real estate values and the general economic climate in local markets and competition for tenants in such markets; acquisition and development risks, including the failure of acquisitions to perform in accordance with projections; the risk that the Insignia Merger (as defined herein) will not be consummated or that consummation of the Insignia Merger will be delayed; and possible environmental liabilities, including costs which may be incurred due to necessary remediation of contamination of properties owned, acquired or previously owned by AIMCO or Ambassador. In addition, AIMCO's continued qualification as a real estate investment trust (a "REIT") involves the application of highly technical and complex provisions of the Code. Readers should carefully review AIMCO's and Ambassador's financial statements and the notes thereto, as well as the risk factors described herein and in the AIMCO Incorporated Documents (as defined herein) and the Ambassador Incorporated Documents (as defined herein).

                           INCORPORATION BY REFERENCE

     AIMCO incorporates by reference herein the following documents (the "AIMCO Incorporated Documents") filed by it with the Commission (File No. 001-13232) pursuant to the Exchange Act:

          1. AIMCO's Annual Report on Form 10-K for the year ended December 31, 1997;


          2. AIMCO's Current Reports on Form 8-K dated December 23, 1997 (and Amendment No. 1 thereto filed February 6, 1998), January 31, 1998 and March 17, 1998 (and Amendment No. 1 thereto filed April 3, 1998);


          3. The description of AIMCO's capital stock which is contained in AIMCO's Registration Statement on Form 8-A filed July 19, 1994, including any amendment or reports filed for the purpose of updating such description;

          4. AIMCO's definitive Proxy Statement relating to AIMCO's 1997 Annual Meeting of Shareholders held on April 24, 1997; and

          5. AIMCO's preliminary Proxy Statement relating to AIMCO's 1998 Annual Meeting of Shareholders.

     Ambassador incorporates by reference herein the following documents (the "Ambassador Incorporated Documents") filed by it with the Commission (File No. 001-14132) pursuant to the Exchange Act:

          1. Ambassador's Annual Report on Form 10-K for the year ended December 31, 1997; and

          2. Ambassador's Current Report on Form 8-K dated March 17, 1998.

     All documents and reports filed by AIMCO or Ambassador pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.


     This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. A copy of these documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents) will be provided, without charge, to each person to whom this Proxy Statement/Prospectus is delivered, upon written or oral request, by first class mail or other equally prompt means within one business day of receipt of such request. Such request should be directed, in the case of documents relating to AIMCO or Insignia Financial Group, Inc., to Leeann Morein, Senior Vice President -- Investor Services and Secretary, Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, (303) 691-4376, or in the case of documents relating to Ambassador, to Debra A. Cafaro, President, Ambassador Apartments, Inc., 77 West Wacker Drive, Suite 4040, Chicago, Illinois 60601,
(312) 917-1600. In order to ensure timely delivery of the documents prior to the Special Meeting, any request should be made by April 20, 1998.

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/ Prospectus. This summary is not intended to be complete and reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Proxy Statement/Prospectus, the Appendices hereto and the documents incorporated herein by reference. Stockholders of Ambassador are encouraged to review carefully this Proxy Statement/Prospectus, the Appendices hereto and the documents incorporated herein by reference, in their entirety.

THE COMPANIES

     Apartment Investment and Management Company.

     AIMCO is the second largest owner and manager of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of December 31, 1997, AIMCO owned or managed 193,057 apartment units, comprised of 40,039 units in 147 apartment properties owned or controlled by AIMCO (the "Owned Properties"), 83,431 units in 515 apartment properties in which AIMCO had an equity interest (the "Equity Properties") and 69,587 units in 374 apartment properties managed by AIMCO for third parties and affiliates (the "Managed Properties," and, together with the Owned Properties and the Equity Properties, the "AIMCO Properties"). In addition to the Managed Properties, AIMCO manages all of the Owned Properties and a majority of the Equity Properties. The AIMCO Properties are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a REIT for Federal income tax purposes. AIMCO conducts substantially all of its operations through AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO Operating Partnership"), and its subsidiaries. As of December 31, 1997, AIMCO held approximately an 88% interest in the AIMCO Operating Partnership. AIMCO's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, and its telephone number is (303) 757-8101. See "Business of AIMCO." On March 17, 1998, AIMCO entered into an Agreement and Plan of Merger with Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), pursuant to which Insignia will be merged with and into AIMCO, with AIMCO as the survivor. See "AIMCO Recent Developments -- Insignia Merger and Related Transactions."

     Ambassador Apartments, Inc.

     Ambassador is a self-administered and self-managed REIT engaged in the ownership and management of garden style apartment properties leased primarily to middle income tenants. As of December 31, 1997, Ambassador owned 52 apartment communities (the "Ambassador Properties") with a total of 15,728 units located in Arizona, Colorado, Florida, Georgia, Illinois, Tennessee and Texas. In addition, Ambassador manages one property containing 252 units for an unrelated third party. Ambassador has elected to be taxed as a REIT for Federal income tax purposes. Ambassador conducts substantially all of its operations through Ambassador Apartments, L.P., a Delaware limited partnership (the "Ambassador Operating Partnership"), and its subsidiaries. As of December 31, 1997, Ambassador held approximately 94% of the outstanding common units of the Ambassador Operating Partnership and 100% of the outstanding preferred units of the Ambassador Operating Partnership. Ambassador's principal executive offices are located at 77 West Wacker Drive, Suite 4040, Chicago, Illinois 60601, and its telephone number is (312) 917-1600. See "Business of Ambassador."

THE MERGER AND RELATED TRANSACTIONS

     The Merger.

     On December 23, 1997, AIMCO and Ambassador entered into, and as of March 11, 1998, supplemented, the Merger Agreement. For purposes of this Proxy Statement/Prospectus, references to the date of the Merger Agreement shall mean December 23, 1997, unless otherwise provided or the context otherwise requires. Pursuant to the Merger Agreement, Ambassador will be merged with and into AIMCO, with AIMCO being the surviving corporation (the "Surviving Corporation") after the Merger. The Merger will become effective at the time the parties file a certificate of merger with the Secretary of State of the State of Maryland (the "Effective Time"). Upon consummation of the Merger, each outstanding share of Ambassador Common Stock, other than Ambassador Common Stock held by Ambassador or AIMCO, will be converted into the right to receive that number of shares of AIMCO Common Stock equal to the quotient (rounded to the nearest 1/1000) (the "Conversion Ratio") determined by dividing $21.00 by the AIMCO Index Price. The term "AIMCO Index Price" means the aggregate of the average of the high and low sales prices of AIMCO Common Stock, as reported on the NYSE, on each of the twenty consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the effective time of the Merger, divided by 20. If the Conversion Ratio calculated pursuant to the foregoing is greater than 0.583, then, at AIMCO's option, the Conversion Ratio to be used shall be either the Conversion Ratio as calculated pursuant to the foregoing or 0.583 (so long as the Merger would continue to qualify as a reorganization under Section 368(a) of the Code). If AIMCO opts for the Conversion Ratio to equal 0.583, then, in addition to 0.583 shares of AIMCO Common Stock, AIMCO will pay to each holder of Ambassador Common Stock, for each share of Ambassador Common Stock held by such shareholder, an amount in cash equal to (i) $21.00 minus (ii) the product of the AIMCO Index Price and 0.583. The Merger is subject to a number of conditions, including the approval by the stockholders of Ambassador. See "The Merger Agreement and Terms of the Merger."

     As of the Record Date, there were 10,708,430 shares of Ambassador Common Stock outstanding, including an aggregate of 886,600 shares owned by AIMCO and its affiliates, 1,351,351 shares of Ambassador Preferred Stock outstanding, 739,068 shares of Ambassador Common Stock reserved for issuance upon the exchange of limited partnership interests in the Ambassador Operating Partnership ("OP Units"), and 447,510 shares of Ambassador Common Stock reserved for issuance upon exercise of outstanding options to purchase shares of Ambassador Common Stock ("Ambassador Stock Options"). If all Ambassador Stock Options are exercised, all shares of Ambassador Preferred Stock are converted, all OP Units are exchanged for shares of Ambassador Common Stock, and the AIMCO Index Price is $36.00, the number of shares of AIMCO Common Stock to be issued in the Merger would be 7,205,739 shares. See "The Merger Agreement and Terms of the Merger -- Manner and Basis of Converting Shares."

     AMBASSADOR STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES TO AMBASSADOR OR AIMCO AT THIS TIME. As soon as practicable after the Effective Time, each Ambassador stockholder will receive a letter of transmittal (a "Letter of Transmittal") from BankBoston, N.A. (the "Exchange Agent") to be used to transmit such stockholder's stock certificates to AIMCO. See "The Merger Agreement and Terms of the Merger -- Manner and Basis of Converting Shares."

     Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding Ambassador Stock Option will become fully vested and exercisable. Pursuant to the Merger Agreement, holders of Ambassador Stock Options may elect prior to the Effective Time to have the Ambassador Stock Options with respect to which such election is made canceled and, in consideration for such cancellation, each such electing holder shall receive on the day of the Effective Time for each share subject to the Ambassador Stock Options for which such election is made, an amount (subject to any applicable withholding tax) in cash equal to the excess, if any, of $21.00 over the per share exercise price of such Ambassador Stock Option. Pursuant to the Merger Agreement, as of the Effective Time, each outstanding Ambassador Stock Option for which such an election has not been made shall be converted into an option (or a new substitute option shall be granted) to purchase the number of shares of AIMCO Common Stock (rounded up to the nearest whole share) equal to the number of shares of Ambassador Common Stock subject to such option multiplied by the Conversion Ratio (as calculated pursuant to the definition thereof, without regard to the provisions regarding AIMCO's election) at an exercise price per share of AIMCO Common Stock (rounded down to the nearest penny) equal to the former exercise price per share of Ambassador Common Stock under such option divided by the Conversion Ratio (as calculated pursuant to the definition thereof, without regard to the provisions regarding AIMCO's election), subject to adjustment based on the applicability of certain provisions of the Code. Based upon the number of Ambassador Stock Options outstanding as of the Record Date, and assuming a Conversion Ratio of 0.583, AIMCO will reserve approximately 260,898 shares of AIMCO Common Stock for issuance upon exercise of such options, assuming no cancellation elections are made. See "The Merger and Related Transactions -- Ambassador Stock Options."

     Related Transactions.

     In the Merger Agreement, AIMCO and Ambassador agreed that the parties will use their reasonable best efforts to effect a business combination (the "OP Reorganization") of the Ambassador Operating Partnership with the AIMCO Operating Partnership immediately following the Effective Time, with the AIMCO Operating Partnership as the surviving entity, which business combination will have, to the extent possible, for the holders of OP Units, the same economic and tax consequences for the holders of OP Units as the Merger has for holders of Ambassador Common Stock. If such a business combination is not effected due to failure to obtain consents of all persons entitled to give or withhold such consents which are necessary for such business combination, then (i) such partnership shall remain and be operated as separate entities and (ii) AIMCO shall execute and deliver to each limited partner in the Ambassador Operating Partnership the agreement relating to the exchange rights of holders of OP Units contemplated by a certain Exchange Rights Agreement of Ambassador (the "Exchange Agreement") and be bound thereby.

     The Merger Agreement also provides that at or prior to the Effective Time, Ambassador will call for redemption the limited partnership interests not owned by Ambassador or its affiliates in Jupiter-I, L.P. and Jupiter-II, L.P. (the "Jupiter Redemption") in accordance with their respective partnership agreements and subject to and simultaneously with the Effective Time, the Surviving Corporation will provide the funds for, and cause payment to be made in respect of, the redemption thereof upon the Effective Time.

     The Merger Agreement provides that prior to the Effective Time, the Board of Directors of Ambassador (the "Ambassador Board") will call for the redemption of all outstanding shares of Ambassador Preferred Stock in accordance with, and at a redemption price equal to the amount set forth in Section 8(a) of the Articles Supplementary of Ambassador with respect thereto, to be effective simultaneously with, and to be conditioned upon, the occurrence of, the Effective Time. Notwithstanding the foregoing, the parties understand and agree that the holder of such Ambassador Preferred Stock shall nonetheless have the right to convert such stock into Ambassador Common Stock in the manner set forth in such Articles Supplementary. To the extent any Ambassador Preferred Stock shall not have been converted as of the Effective Time, AIMCO will provide the funds for, and cause payment to be made in respect of, the redemption thereof on the date of the Effective Time.

     Each of AIMCO and Ambassador will declare its regular quarterly dividend for the first quarter (and for any other calendar quarter ended prior to the Effective Time) with a record date prior to the Effective Time. Ambassador will also declare a special dividend (the "Special Dividend"), with a record date prior to the Effective Time, which will result in its stockholders receiving an amount per share equal to the product of (x) the difference between (a) Ambassador's most recent quarterly dividend amount (appropriately adjusted for any stock splits and the like) and (b) the product of the Conversion Ratio (as determined pursuant to the Merger Agreement) and AIMCO's most recent quarterly dividend amount (appropriately adjusted for any stock splits and the like), and
(y) the number of days which shall have elapsed through and including the day immediately prior to the day of the Effective Time since the end of the most recent calendar quarter (as of the Effective Time) for which Ambassador's dividend record date has occurred, divided by 91. In addition, in the ordinary course of business after the Effective Time, AIMCO will declare a dividend for the quarter in which the Effective Time occurs in the amount of its regularly quarterly dividend amount for such quarter. Concurrent and equivalent per unit distributions for the benefit of holders of OP Units will be made in connection with the dividends declared in this paragraph. See "The Merger Agreement and Terms of the Merger -- Distributions with Respect to Shares."

     On December 23, 1997, pursuant to a letter agreement, AIMCO and Ambassador agreed that, on or prior to June 30, 1998, AIMCO will form an advisory committee (the "Advisory Committee") to its Board of Directors. The members of the Advisory Committee will be appointed by the Chairman of the Board of Directors of AIMCO and serve at the discretion of the Chairman of the Board of Directors until their replacements are duly appointed. In the letter agreement, AIMCO agreed that the group first appointed as members of the Advisory Committee will include at least one member who, as of December 23, 1997, was a member of the Ambassador Board. The letter agreement provides that AIMCO intends that the Advisory Committee will meet periodically to review the financial condition and strategic position of AIMCO, with the purpose of making recommendations to the AIMCO Board of Directors. However, the Advisory Committee will have such duties and authority, meet at such times, and receive such compensation as the AIMCO Board of Directors determines in its sole discretion. The letter agreement provides that it is understood that the Advisory Committee is not a committee of the AIMCO Board of Directors and no duties or responsibilities of the AIMCO Board of Directors will be assigned to the Advisory Committee.

THE SPECIAL MEETING


     Time and Place. The Special Meeting is to be held on May 8, 1998 at 9:00 a.m., local time, at 77 West Wacker Drive, Chicago, Illinois 60601.


     Purpose. At the Special Meeting, the stockholders of Ambassador will be asked to consider and approve the Merger Agreement Proposal, and to transact any and all other business that may properly come before the Special Meeting. See "Information Concerning the Special Meeting -- Purpose, Time and Place."

     Record Date; Quorum; Required Vote. The record date for the Special Meeting is the close of business on March 19, 1998. Only holders of record of shares of Ambassador Common Stock and Ambassador Preferred Stock on the Record Date are entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 10,708,430 outstanding shares of Ambassador Common Stock, held by approximately 2,500 holders of record (including 886,600 shares held by AIMCO and its affiliates), and 1,351,351 shares of Ambassador Preferred Stock, held by one holder of record. Each share of Ambassador Common Stock and each share of Ambassador Preferred Stock is entitled to one vote on each matter to be acted upon or which may properly come before the Special Meeting. The presence, in person or by proxy, of at least a majority of the issued and outstanding shares of capital stock entitled to vote is necessary to constitute a quorum at the Special Meeting. Under the Maryland General Corporation Law (the "MGCL"), the approval of the Merger Agreement Proposal requires the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Ambassador Common Stock and Ambassador Preferred Stock, voting as a single class. AIMCO and its affiliates own 8.3% of the outstanding shares of Ambassador Common Stock and have agreed to vote in favor of the Merger Agreement Proposal. Votes to abstain and broker non-votes will have the same effect as votes cast against the Merger Agreement Proposal. See "Information Concerning the Special Meeting -- Record Date; Quorum; Vote Required."

SUMMARY RISK FACTORS

     Stockholders of Ambassador should consider carefully certain risks relating to the Merger, the OP Reorganization, related transactions and the businesses of AIMCO and Ambassador. Factors to be considered include, among other things, the risks that AIMCO may not be able to integrate successfully the businesses of AIMCO, Ambassador and Insignia and may not realize the benefits anticipated from the Merger or the Insignia Merger, that AIMCO and its subsidiaries have significant amounts of debt outstanding, certain of which debt bears interest at variable rates, and that AIMCO and Ambassador are subject to various risks associated with investments in and management of real estate. STOCKHOLDERS OF AMBASSADOR SHOULD CAREFULLY EVALUATE THE MATTERS SET FORTH UNDER "RISK FACTORS."

RECOMMENDATION OF THE AMBASSADOR BOARD

     The Ambassador Board has, by a vote of seven to one, approved and adopted the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, Ambassador and the holders of Ambassador Common Stock. THE AMBASSADOR BOARD HAS, BY THE SAME VOTE, RECOMMENDED THAT ALL OF THE AMBASSADOR STOCKHOLDERS VOTE FOR THE ADOPTION AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. For a discussion of the factors considered by the Ambassador Board in reaching its decisions to approve, and recommend that Ambassador stockholders approve, adopt and authorize, the Merger Agreement and the transactions contemplated thereby, see "The Merger and Related Transactions -- Reasons for the Merger; Recommendation of the Ambassador Board." As of the Record Date, directors and executive officers of Ambassador owned 718,250 shares of Ambassador Common Stock (not including securities convertible into shares of Ambassador Common Stock), representing 6.0% of the voting power of the shares entitled to vote on the Merger Agreement Proposal.

FINANCIAL ADVISOR TO THE AMBASSADOR BOARD


     The investment banking firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has delivered to the Ambassador Board its opinion, dated December 22, 1997, to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review set forth therein, the consideration to be received by the holders of Ambassador Common Stock (other than AIMCO and its affiliates) in the Merger is fair to such holders from a financial point of view. A copy of the Merrill Lynch opinion is attached hereto as Appendix II. AMBASSADOR STOCKHOLDERS ARE URGED TO READ THE MERRILL LYNCH OPINION ATTACHED HERETO IN ITS ENTIRETY FOR THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND THE LIMITS OF THE REVIEW BY MERRILL LYNCH. In arriving at its opinion, Merrill Lynch was not aware of the possibility of the Insignia Merger (as defined) and did not take into account such merger or any other event or development that occurred subsequent to the date of its opinion. See "The Merger and Related Transactions -- Opinion of Financial Advisor to Ambassador Board."


INTERESTS OF DIRECTORS AND MANAGEMENT OF AMBASSADOR AND AIMCO IN THE MERGER AND THE RELATED TRANSACTIONS

     Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding Ambassador Stock Option will become fully vested and exercisable. Pursuant to the Merger Agreement, holders of Ambassador Stock Options may elect prior to the Effective Time to have the Ambassador Stock Options with respect to which such election is made canceled and, in consideration for such cancellation, each such electing holder shall receive on the day of the Effective Time for each share subject to the Ambassador Stock Option for which such election is made an amount (subject to any applicable withholding tax) in cash equal to the excess, if any, of $21.00 over the per share exercise price of such Ambassador Stock Option. Pursuant to the Merger Agreement, as of the Effective Time, each outstanding Ambassador Stock Option for which such an election has not been made shall be converted into an option (or a new substitute shall be granted) to purchase the number of shares of AIMCO Common Stock (rounded up to the nearest whole share) equal to the number of shares of Ambassador Common Stock subject to such option multiplied by the Conversion Ratio (as calculated pursuant to the definition thereof, without regard to the provisions regarding AIMCO's election) at an exercise price per share of AIMCO Common Stock (rounded down to the nearest penny) equal to the former exercise price per share of Ambassador Common Stock subject to such option divided by the Conversion Ratio (as calculated pursuant to the definition thereof, without regard to the provisions regarding AIMCO's election), subject to adjustment based on the applicability of certain provisions of the Code. Based upon the number of Ambassador Stock Options outstanding at December 31, 1997, and assuming a Conversion Ratio of 0.583, AIMCO will reserve approximately 260,898 shares of AIMCO Common Stock for issuance upon exercise of such options, assuming no cancellation elections are made.

     Certain executive officers of Ambassador also will receive severance and bonus payments as a result of change of control provisions in their respective employment agreements which are triggered by consummation of the Merger. Ambassador and each of David M. Glickman, Ambassador's Chief Executive Officer, Debra A. Cafaro, Ambassador's President, and Thomas J. Coorsh, Ambassador's Senior Vice President, Secretary and currently interim Chief Financial Officer, are parties to employment agreements which provide that in the event there is a Change of Control (as defined in each such employment agreement, which definition would include the Merger), such executive will receive payments equal to $2,595,000, $1,100,000 and $385,000, respectively, with respect to such Change of Control and Messrs. Glickman and Coorsh will receive payments equal to $900,000 and $215,000, respectively, in connection with noncompete/consulting arrangements. See "The Merger and Related Transactions -- Interests of Directors and Management of Ambassador and AIMCO in the Merger and the Related Transactions."

     Pursuant to resolutions adopted by the Ambassador Board, each of David Heller, Richard Levy, Norman Bobins, Michael Reschke and Jane Patterson, directors of Ambassador, will receive a payment of $25,000 upon consummation of the Merger.

     As described below, certain affiliates (including directors and executive officers) of Ambassador will be party to a registration rights agreement with AIMCO, pursuant to which AIMCO will agree to register for sale shares of AIMCO Common Stock received by such persons in the Merger or upon exchange of AIMCO OP Units issued in exchange for OP Units in the OP Reorganization. See "Registration Rights Agreement."

     Richard F. Levy is a director of Ambassador. Mr. Levy's professional corporation is a partner in the law firm of Altheimer & Gray, which has in the past performed and is expected in the future to perform legal services for Ambassador, including in connection with the Merger. See "Legal Matters."

     In the Merger Agreement, AIMCO agreed that it will and will cause the AIMCO Operating Partnership, to the fullest extent permitted by applicable law, to indemnify, defend and hold harmless each person who is on the date of the Merger Agreement, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, an officer, director, advisory committee member, or employee of any of the parties thereto or their respective subsidiaries against all losses, expenses (including reasonable attorneys' fees and expenses), claims, damages or liabilities or, subject to the provisions of the Merger Agreement, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) that are, in whole or in part, based on or arising out of the fact that such person is or was a director, advisory committee member, officer or employee of such party. See "The Merger Agreement and Terms of the Merger -- Indemnification."

CONDITIONS TO THE MERGER

     The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of a number of conditions, including (i) the receipt of all material authorizations, consents and approvals necessary from any governmental entity necessary for consummation of the Merger, (ii) the absence of any injunction or other court order, that would prohibit the consummation of the Merger, (iii) the effectiveness of the AIMCO Registration Statement, (iv) the approval for listing on the NYSE of the shares of AIMCO Common Stock to be issued pursuant to the Merger, (v) the approval of the Merger Agreement Proposal by the Ambassador stockholders, (vi) the receipt of opinions of tax counsel to the effect that the Merger should constitute a reorganization within the meaning of Section 368(a) of the Code, (vii) the receipt of an opinion of counsel that following the Merger, AIMCO will continue to be taxed as a REIT under the Code, and (viii) the continued accuracy, subject to certain materiality standards, of the representations and warranties made by the other party in the Merger Agreement. See "The Merger Agreement and Terms of the Merger -- Conditions to the Merger."

PROHIBITION OF CERTAIN ACTIVITIES

     The Merger Agreement provides that, prior to the Effective Time, AIMCO and Ambassador will conduct their respective business in the ordinary course as discussed in this Proxy Statement/Prospectus in "The Merger Agreement and Terms of the Merger -- Conduct of Business Pending the Merger." In addition, Ambassador has agreed that it will not solicit, initiate, encourage or facilitate proposals with respect to certain transactions that essentially constitute a sale of Ambassador or a substantial portion of its stock or assets, except under certain conditions set forth in the Merger Agreement. See "The Merger Agreement and Terms of the Merger -- Response to Other Offers."

AMENDMENT AND TERMINATION

     At any time before or after approval of the Merger Agreement Proposal by the Ambassador stockholders, and prior to the Effective Time, the Merger Agreement may be amended or supplemented in writing by Ambassador and AIMCO with respect to any of the terms contained in the Merger Agreement, except that following approval by the Ambassador stockholders, no amendment may be made which would alter or change the amount or kind of Merger Consideration or the treatment of shares of Ambassador Common Stock or otherwise materially adversely affect the rights of holders of Ambassador Common Stock or AIMCO Common Stock, without further approval of the Ambassador stockholders if applicable law would require such further approval.

     The Merger Agreement provides that it may be terminated prior to the Effective Time, whether before or after the approval by Ambassador stockholders, by the mutual written consent of the Boards of Directors of AIMCO and Ambassador. The Merger Agreement may also be terminated prior to the Effective Time, whether before or after the approval by Ambassador stockholders, by either AIMCO or Ambassador upon the occurrence of certain events, including (i) the failure of the Merger to be consummated by July 31, 1998, other than by reason of a default by the party attempting to terminate, and provided that if the only condition not met at such date relates to a required statutory approval, such date shall be extended to September 15, 1998, (ii) any court of competent jurisdiction issuing an order, judgment or decree restraining, enjoining or otherwise prohibiting the Merger, which has become final and nonappealable, or (iii) the Ambassador stockholders fail to approve the Merger Agreement Proposal at a meeting. Either party may terminate the Merger Agreement in the event of a breach of any representation or warranty which would result in a material adverse effect or if the other party commits a material breach of a covenant or agreement, and fails to cure such default (or provide adequate assurance of such a cure) within twenty business days of receiving notice from the terminating party. Ambassador may terminate the Merger Agreement, under certain circumstances, upon determining that an alternative acquisition proposal constitutes a Superior Proposal (as defined herein). See "The Merger Agreement and Terms of the Merger -- Termination."

     If Ambassador terminates the Merger Agreement after determining that an alternative acquisition proposal constitutes a Superior Proposal, AIMCO terminates the Merger Agreement by reason of a breach by Ambassador of a representation, warranty or covenant, or the Merger Agreement is terminated because the Ambassador stockholders did not approve the Merger Agreement Proposal, and, in each case, a third party makes a proposal to acquire the business of Ambassador and such proposal is accepted and consummated within one year of the termination of the Merger Agreement, then Ambassador may be required to pay AIMCO a termination fee of the lesser of (i) approximately $8.7 million (3.5% of the product of $21.00 and the number of shares of Ambassador Common Stock and Ambassador Preferred Stock outstanding on the date of the Merger Agreement) (the "Base Amount") and (ii) the maximum amount that can be paid to AIMCO in the year of such termination and in the three years thereafter without causing AIMCO to fail to meet the REIT requirements of the Code, as described in the Merger Agreement, for such years. If Ambassador terminates the Merger Agreement by reason of a breach by AIMCO of a representation, warranty or covenant, under certain circumstances AIMCO may be required to pay Ambassador a termination fee calculated in the same manner. In addition, under certain circumstances, the parties have agreed to the payment of up to $1.0 million in expenses. See "The Merger Agreement and Terms of the Merger -- Termination Fees."

REGISTRATION RIGHTS AGREEMENT

     The Merger Agreement requires that, prior to the Effective Time, Ambassador will identify to AIMCO all persons who are, and to Ambassador's knowledge who will be at the Effective Time, affiliates ("Rule 145 Affiliates") of Ambassador under Rule 145 of the Securities Act (generally Ambassador directors, executive officers or persons owning more than 10% of Ambassador Common Stock), and will use reasonable efforts to cause such persons to deliver to AIMCO on or prior to the Effective Time an agreement pursuant to which such persons agree, among other things, to comply with the provisions of Rule 145. AIMCO has agreed to enter into a registration rights agreement (the "Registration Rights Agreement") with each person who delivers such an agreement or who receives units of limited partnership in AIMCO Operating Partnership ("AIMCO OP Units") as a result of conversion of OP Units in the OP Reorganization, or who own OP Units as of the Effective Time. Pursuant to the Registration Rights Agreement, AIMCO will file a "shelf" registration statement to register for resale the shares of AIMCO Common Stock issued to such Rule 145 Affiliates as Merger Consideration or in connection with the OP Reorganization, to be effective for three years, and will be obligated, under certain circumstances to file additional registration statements for such resales.

ACCOUNTING TREATMENT

     The Merger will be accounted for by AIMCO and its subsidiaries under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values. See "The Merger and Related Transactions -- Accounting Treatment."

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     AIMCO and Ambassador have conditioned the Merger on receipt of opinions to the effect that the Merger should qualify as a tax-free reorganization for Federal income tax purposes. If the Merger so qualifies, no gain or loss should be recognized by Ambassador's stockholders, except in respect of cash received in lieu of fractional shares and to the extent cash is received through AIMCO's election to pay cash consideration in the Merger, as described herein. For a more detailed discussion of the material U.S. Federal income tax consequences of the Merger and certain other matters related thereto, see "The Merger and Related Transactions -- Federal Income Tax Consequences of the Merger."

APPRAISAL RIGHTS

     Under the Maryland General Corporation Law (the "MGCL"), the holders of Ambassador Common Stock will not be entitled to any objecting stockholders' rights to fair value in connection with the Merger. The MGCL does not provide appraisal rights to shareholders of a corporation in connection with a merger if their shares are listed on a national securities exchange, such as the NYSE, on the record date for determining shareholders entitled to vote on such merger. Shares of Ambassador Common Stock were listed on the NYSE as of the Record Date. Holders of Ambassador Preferred Stock will not be entitled to such rights because all shares of Ambassador Preferred Stock will either be converted into Ambassador Common Stock or redeemed pursuant to their terms in connection with the Merger. See "The Merger and Related Transactions -- Appraisal Rights" and "Comparative Rights of Stockholders of AIMCO and Ambassador -- Appraisal Rights."

REGULATORY MATTERS

     AIMCO and Ambassador believe that the Merger may be consummated without notification being given or certain information being furnished to the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and that no waiting period requirements under the HSR Act are applicable to the Merger. However, at any time before or after the Effective Time, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, or certain other persons could take action under the antitrust laws, including seeking to enjoin the Merger. AIMCO and Ambassador believe that consummation of the Merger would not violate any antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be.

COMPARATIVE RIGHTS OF STOCKHOLDERS OF AIMCO AND AMBASSADOR

     As a result of the Merger, shares of Ambassador Common Stock will be converted into the right to receive shares of AIMCO Common Stock. As a result of differences between the governing instruments of Ambassador and AIMCO, the rights of Ambassador stockholders as holders of Ambassador Common Stock before the Merger, and as holders of AIMCO Common Stock after the Merger, will be different. For a discussion of certain differences between the rights of Ambassador stockholders and the rights of AIMCO stockholders, see "Comparative Rights of Stockholders of AIMCO and Ambassador."

INSIGNIA MERGER

     On March 17, 1998, AIMCO and the AIMCO Operating Partnership entered into an Agreement and Plan of Merger (the "Insignia Merger Agreement") with Insignia and its subsidiary, Insignia/ESG, Inc., pursuant to which, upon the approval of stockholders holding a majority of the outstanding common stock of Insignia, Insignia will be merged with and into AIMCO with AIMCO as the survivor (the "Insignia Merger"). The Insignia Merger Agreement provides that prior to the Insignia Merger, Insignia will spin off to its stockholders all assets related to its U.S. and international commercial real estate business, its New York-based cooperative and condominium management company, its single-family home brokerage operations and other related holdings. Pursuant to an Indemnification Agreement entered into in connection with the Insignia

Merger Agreement (the "Insignia Indemnification Agreement"), the company to be spun off ("SpinCo") will provide indemnification for certain liabilities arising under the Insignia Merger Agreement. If the Insignia Merger is consummated, AIMCO expects to assume property management of approximately 192,000 multifamily units, consisting of 115,000 units which will be controlled by AIMCO and 77,000 units owned by third parties, and AIMCO will acquire Insignia's approximately 75% ownership interest in Insignia's real estate investment trust subsidiary, Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), which owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.

     Assuming the stockholders of AIMCO and Insignia approve the Insignia Merger, in the Insignia Merger the class A common stock, par value $0.01 per share, of Insignia ("Insignia Common Stock") will be converted into the right to receive an aggregate of approximately $303 million of Series E Preferred Stock, par value $0.01 per share, of AIMCO ("Series E Preferred Stock"). In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Series E Preferred Stock will be entitled to a preferred cash dividend of $50 million in the aggregate, and when such dividend is paid, the Series E Preferred Stock will convert automatically into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO will assume approximately $307 million in outstanding indebtedness and other liabilities and will assume approximately $150 million aggregate liquidation amount of 6 1/2% Trust Convertible Preferred Securities issued by Insignia Financing I, a subsidiary of Insignia (the "TOPRs"), for a total transaction value of approximately $810 million. Also, the Insignia Merger Agreement provides that AIMCO is required to propose to acquire (by merger) the outstanding shares of beneficial interest in IPT not held by Insignia, at a price of at least $13.25 per IPT share and use its reasonable best efforts to consummate the transaction after the closing of the Insignia Merger, but not earlier than August 15, 1998. The 25% of IPT not owned by Insignia are valued at an aggregate of approximately $100 million, or approximately $13.25 per IPT share.

     If the stockholders of AIMCO do not approve the Insignia Merger, but the stockholders of Insignia do approve it, the Insignia Merger may nonetheless be consummated. However, instead of receiving $303 million in Series E Preferred Stock, holders of Insignia Common Stock would receive approximately $203 million in Series E Preferred Stock and $100 million aggregate liquidation value of Series F Preferred Stock, par value $0.01 per share, of AIMCO ("Series F Preferred Stock"). In either case, holders of Series E Preferred Stock would be entitled to a preferred cash dividend of $50 million. Holders of Series F Preferred Stock will be entitled to receive the greater of (i) the dividends received by holders of AIMCO Common Stock and (ii) preferred distributions of 10% of the liquidation value of the Series F Preferred Stock, with the preferred return rate escalating by 1% each year until a 15% annual return is achieved. Upon the approval by stockholders of AIMCO, the Series F Preferred Stock will convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. See "AIMCO Recent Developments -- Insignia Merger and Related Transactions."


     At the Special Meeting, the Ambassador stockholders will vote only on the Merger Agreement Proposal and not the Insignia Merger. Ambassador stockholders will not have an opportunity to separately vote on the Insignia Merger, except that if the Merger of Ambassador and AIMCO is consummated prior to the record date for the vote of AIMCO stockholders to approve the Insignia Merger, former Ambassador stockholders (together with the other stockholders of AIMCO) will be entitled to vote on the Insignia Merger as stockholders of AIMCO. Approval by the AIMCO stockholders is not a condition to consummation of the Insignia Merger. See "Information Concerning the Special Meeting" and "AIMCO Recent Developments -- Insignia Merger and Related Transactions."

SUMMARY HISTORICAL FINANCIAL INFORMATION OF AIMCO

     The following table sets forth summary historical financial and operating information for AIMCO. The summary historical financial information for the years ended December 31, 1997, 1996 and 1995 is based on the audited financial statements of AIMCO incorporated by reference herein. The summary historical financial information for the period January 10, 1994 (the date of AIMCO's inception) through December 31, 1994 for AIMCO and for the period from January 1, 1994 through July 28, 1994 and for the year ended December 31, 1993 for the AIMCO Predecessors is based on the audited financial statements of AIMCO and the AIMCO Predecessors, respectively. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of AIMCO and notes thereto incorporated by reference in this Proxy Statement/Prospectus.

                                                                   AIMCO                                AIMCO PREDECESSORS(A)
                                           ------------------------------------------------------   -----------------------------
                                                                                   FOR THE PERIOD   FOR THE PERIOD
                                                          FOR THE                   JANUARY 10,       JANUARY 1,       FOR THE
                                                  YEAR ENDED DECEMBER 31,           1994 THROUGH     1994 THROUGH     YEAR ENDED
                                           -------------------------------------    DECEMBER 31,       JULY 28,      DECEMBER 31,
                                              1997        1996         1995             1994           1994(B)           1993
                                              ----        ----         ----        --------------   --------------   ------------
                                                                                   (RESTATED)(C)    (RESTATED)(C)
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Income from rental property
    operations...........................  $   72,477   $ 39,814     $ 27,483         $  9,126         $ 2,391         $ 3,154
  Income from service company business...       2,028      1,717        1,973            1,006             360             983
  Income from operations.................      30,246     15,629       14,988            7,702          (1,499)            291
  Net income (loss)......................      28,633     12,984       13,375            7,143          (1,499)            291
PER SHARE DATA:
  Basic earnings per common share........  $     1.09   $   1.05     $   0.86         $   0.42             N/A             N/A
  Diluted earnings per common share......  $     1.08   $   1.04     $   0.86         $   0.42             N/A             N/A
  Weighted average number of common
    shares outstanding...................      24,055     12,411        9,571            9,589             N/A             N/A
  Weighted average number of common
    shares and common share equivalents
    outstanding..........................      24,436     12,427        9,579            9,589             N/A             N/A
  Dividends paid per common
    share................................  $     1.85   $   1.70     $   1.66         $   0.29             N/A             N/A
BALANCE SHEET DATA (END OF PERIOD):
  Real estate, before accumulated
    depreciation.........................  $1,657,207   $865,222     $477,162         $406,067         $47,500         $46,819
  Cash and cash equivalents..............      37,088     13,170        2,379            7,144           1,531             809
  Total assets...........................   2,100,510    827,673      480,361          416,739          39,042          38,914
  Total mortgages and notes payable......     808,530    522,146      268,692          141,315          40,873          41,893
  Mandatorily redeemable 1994 Cumulative
    Convertible Senior Preferred Stock...          --         --           --           96,600             N/A             N/A
  Minority interest in Operating
    Partnership..........................     111,962     58,777       30,376           29,082             N/A             N/A
  Stockholders' equity...................   1,045,300    215,749      169,032          140,319          (9,345)         (7,556)
CASH FLOW DATA:
  Cash provided by operating
    activities...........................  $   73,032   $ 38,806     $ 25,911         $ 16,825         $ 2,678         $ 2,203
  Cash used in investing activities......    (717,663)   (88,144)     (60,821)        (186,481)           (924)        (16,352)
  Cash provided by (used in) financing
    activities...........................     668,549     60,129       30,145          176,800          (1,032)         14,114
OTHER DATA:
  Funds from Operations(d)...............  $   81,155   $ 35,185     $ 25,285         $  9,391             N/A             N/A
  Weighted average number of common
    shares and OP Units outstanding(e)...      29,119     14,994       11,461           10,920             N/A             N/A

-------------------------

(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. On such date, AIMCO and Property Asset Management, L.L.C., and its affiliated companies and PDI Realty Enterprises, Inc. (collectively, the "AIMCO Predecessors") engaged in a business combination and consummated a series of related transactions which enabled AIMCO to continue and expand the property management and related businesses of the AIMCO Predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Common Stock were repurchased by AIMCO in 1995.

(b) Represents the period January 1, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO.

(c) In the second quarter of 1996, AIMCO reorganized the ownership of the service company, whereby the AIMCO Operating Partnership (i) owns all of the non-voting preferred stock of the service company, Property Asset Management Services, Inc. ("PAMS Inc."), representing a 95% economic interest, and (ii) owns the 1% general partnership interest in Property Asset Management Services, L.P. ("PAMS LP"). PAMS Inc. owns the 99% limited partnership interest in PAMS LP. Substantially all the activity of PAMS Inc. is conducted by PAMS LP. Because the AIMCO Operating Partnership owns 95% of the economic value of PAMS Inc. and also controls the general partnership interest in PAMS LP, thereby controlling the activity of the partnership, the service company is consolidated. Prior to the reorganization, AIMCO reported the service company business on the equity method. The restatement has no impact on net income, but does increase third party and affiliate management and other income, management and other expenses, amortization of management company goodwill and depreciation of non-real estate assets. AIMCO has restated the balance sheet as of December 31, 1995 and 1994, and the statements of income and statements of cash flows for the year ended December 31, 1995 and the period from January 10, 1994 through December 31, 1994 to reflect the change.

(d) AIMCO's management believes that the presentation of funds from operations ("FFO"), when considered with the financial data determined in accordance with generally accepted accounting principles ("GAAP"), provides a useful measure of AIMCO's performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO, nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO calculates FFO in a manner consistent with the NAREIT definition, which includes adjustments for minority interest in the AIMCO Operating Partnership plus amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on preferred stock. AIMCO's management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of AIMCO's ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO's basis of computing FFO is comparable with that of other REITs.

     The following is a reconciliation of Income before minority interest in Operating Partnership to FFO:

                                                                     FOR THE YEAR ENDED
                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                               1997         1996         1995
                                                               ----         ----         ----
Income before minority interest in Operating Partnership....  $32,697      $15,673      $14,988
Gain on disposition of property.............................   (2,720)         (44)          --
Extraordinary item..........................................      269           --           --
Real estate depreciation, net of minority interests.........   33,751       19,056       15,038
Amortization of management company goodwill.................      948          500          428
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................    3,584           --           --
  Amortization of management contracts......................    1,587           --           --
  Deferred taxes............................................    4,894           --           --
Equity in earnings of other partnerships:
  Real estate depreciation..................................    6,280           --           --
Preferred stock dividends...................................     (135)          --       (5,169)
                                                              -------      -------      -------
Funds from operations.......................................  $81,155      $35,185      $25,285
                                                              =======      =======      =======

(e) Generally, after a one-year holding period, AIMCO OP Units may be tendered for redemption at the option of the holder and, upon tender, may be acquired by AIMCO for shares of AIMCO Common Stock at an exchange ratio of one share of AIMCO Common Stock for each AIMCO OP Unit (subject to adjustment).

SUMMARY HISTORICAL FINANCIAL INFORMATION OF AMBASSADOR

     The following table sets forth summary historical financial information of Ambassador and Prime Properties, the combined predecessor properties of Ambassador (collectively, the "Ambassador Predecessor"). The summary historical financial information for the years ended December 31, 1997, 1996 and 1995 is derived from the audited consolidated financial statements of Ambassador incorporated by reference herein. The summary historical financial information for the period August 31, 1994 through December 31, 1994 for Ambassador and for the period January 1, 1994 through August 30, 1994 and for the year ended December 31, 1993 for the Ambassador Predecessor are based on the audited financial statements of Ambassador and the Ambassador Predecessor, respectively. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of Ambassador and notes thereto incorporated by reference in this Proxy Statement/Prospectus.

                                                                     AMBASSADOR                          AMBASSADOR PREDECESSOR
                                               ------------------------------------------------------   -------------------------
                                                             YEAR ENDED                   AUGUST 31     JANUARY 1
                                                            DECEMBER 31,                   THROUGH       THROUGH      YEAR ENDED
                                               ---------------------------------------   DECEMBER 31,   AUGUST 30,   DECEMBER 31,
                                                 1997          1996           1995           1994          1994          1993
                                                 ----          ----           ----       ------------   ----------   ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, PROPERTIES AND UNITS)
OPERATING DATA:
Total Revenue................................    $93,329       $70,194        $53,381        $14,680      $20,434         $20,024
Property operating expenses..................     36,088       27,465         22,158          5,745         9,069         9,016
General and administrative expenses..........      6,868        5,225          3,612          1,459           298           164
Property Management fees.....................         --           --             --             --         1,109         1,184
Depreciation.................................     18,979       13,430          8,894          2,101         3,190         3,271
Amortization of deferred financing fees......      1,393        1,829          2,792            622           333           262
(Income) losses from unconsolidated real
  estate limited partnerships................       (405)        (233)           320            162            --            --
Merger related costs.........................        524           --             --             --            --            --
                                               ---------    ---------      ---------      ---------      --------      --------
Income from operations.......................     29,882       22,478         15,605          4,591         6,435         6,127
Interest expense.............................     25,594       17,417         10,369          1,738         5,776         5,748
                                               ---------    ---------      ---------      ---------      --------      --------
Income before minority interest, gain on sale
  of rental property, loss on sale of
  investment, loss on sale of interest rate
  cap and extraordinary item.................      4,288        5,061          5,236          2,853           659           379
Income allocated to minority interest(1).....     (1,237)      (1,883)          (615)          (332)           --            --
                                               ---------    ---------      ---------      ---------      --------      --------
Income before gain on sale of rental
  property, loss on sale of investment, loss
  on sale of interest rate cap and
  extraordinary item.........................      3,051        3,178          4,621          2,521           659           379
Gain on sale of rental property net of
  minority interest..........................         --           --            966             --            --            --
                                               ---------    ---------      ---------      ---------      --------      --------
Income before loss on sale of investment,
  loss on sale of interest rate cap and
  extraordinary item.........................      3,051        3,178          5,587          2,521           659           379
Loss on sale of investment, net of minority
  interest...................................       (509)          --             --             --            --            --
                                               ---------    ---------      ---------      ---------      --------      --------
Income before loss on sale of interest rate
  cap and extraordinary item.................      2,542        3,178          5,587          2,521           659           379
Loss on sale of interest rate cap, net of
  minority interest..........................         --       (2,084)            --             --            --            --
                                               ---------    ---------      ---------      ---------      --------      --------
Income before extraordinary item.............      2,542        1,094          5,587          2,521           659           379
Extraordinary item (net of minority
  interest)..................................     (1,384)      (4,653)         4,360           (772)           --            --
                                               ---------    ---------      ---------      ---------      --------      --------
Net income (loss)............................      1,158       (3,559)         9,947          1,749           659           379
Income allocated to preferred shareholders...      2,296          851             --             --            --            --
                                               ---------    ---------      ---------      ---------      --------      --------
Net (loss) income applicable to common
  stockholders...............................  $  (1,138)   $  (4,410)     $   9,947      $   1,749      $    659      $    379
                                               =========    =========      =========      =========      ========      ========
Basic Earnings Per Share:(5)
(Loss) income per weighted average share of
  common stock outstanding:
Before extraordinary item....................  $    0.02    $    0.03      $    0.62      $    0.28
Extraordinary item...........................      (0.14)       (0.52)          0.49          (0.09)
                                               ---------    ---------      ---------      ---------
Net (loss) income............................  $   (0.12)   $   (0.49)     $    1.11      $    0.19
                                               =========    =========      =========      =========
Weighted average number of common shares
  outstanding................................  9,834,710    8,958,525      8,958,525      8,847,547
Diluted Earnings Per Share:(5)
(Loss) income per weighted average share of
  common stock outstanding:
Before extraordinary item....................  $    0.03    $    0.03      $    0.62      $    0.28
Extraordinary item...........................      (0.14)       (0.52)          0.49          (0.09)
                                               ---------    ---------      ---------      ---------
Net (loss) income............................  $   (0.11)   $   (0.49)     $    1.11      $    0.19
                                               =========    =========      =========      =========

                                                                     AMBASSADOR                          AMBASSADOR PREDECESSOR
                                               ------------------------------------------------------   -------------------------
                                                             YEAR ENDED                   AUGUST 31     JANUARY 1
                                                            DECEMBER 31,                   THROUGH       THROUGH      YEAR ENDED
                                               ---------------------------------------   DECEMBER 31,   AUGUST 30,   DECEMBER 31,
                                                 1997          1996           1995           1994          1994          1993
                                                 ----          ----           ----       ------------   ----------   ------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, PROPERTIES AND UNITS)
Weighted average number of common shares and
  common share equivalents outstanding.......  9,935,873    9,012,110      8,958,525      8,847,547
Net cash provided by operating activities....  $  20,732    $  19,087      $  21,592      $   5,245      $  4,935      $  4,807
Net cash used in investing activities........  $ (39,029)   $ (79,975)     $ (58,530)     $ (80,438)     $ (1,731)     $(64,155)
Net cash provided by (used in) financing
  activities.................................  $  18,743    $  59,620      $  39,784      $  77,617      $ (2,405)     $ 60,669
SUPPLEMENTAL INFORMATION:
Funds from Operations(2).....................  $  24,659    $  20,762      $  15,672      $   5,093      $  3,849      $  3,650
Per share funds from operations(2)(6)........  $    1.90    $    1.85      $    1.57      $    0.51      $   0.39      $   0.37
Distributions/dividends per share............  $    1.60    $    1.60      $    1.20      $   0.538            --            --
Number of apartment units at end of
  period(3)..................................     15,728       14,564         10,636          8,185         5,090         5,090
Number of Properties at end of period(3).....         52           49             36             30            21            21
BALANCE SHEET DATA:
Rental property before accumulated
  depreciation...............................  $ 551,754    $ 495,292      $ 343,869      $ 235,916      $168,164      $166,433
Net rental property..........................  $ 499,435    $ 461,952      $ 323,959      $ 224,436      $157,689      $159,148
Total assets.................................  $ 557,176    $ 515,784      $ 359,989      $ 244,511      $187,316      $166,407
Total debt(4)................................  $ 387,649    $ 359,329      $ 229,981      $ 112,800      $182,300      $163,900
Net equity (deficit).........................  $ 108,048    $  90,448      $ 109,173      $ 109,962      $ (1,781)     $ (2,422)

-------------------------
(1) Reflects allocation of income to minority interests (Limited Partners of the Operating Partnership, Jupiter-I, L.P. and Jupiter-II, L.P.).

(2) The Company believes that to facilitate a clear understanding of its operating results, Funds from Operations ("FFO") should be examined in conjunction with net income as presented in the Consolidated Financial Statements. Industry analysts generally consider FFO an appropriate measure of performance of an equity REIT. FFO is defined by NAREIT as net income
    (loss) computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains or (losses) from debt restructuring or sales of property plus (i) real estate depreciation, (ii) amortization of capitalized leasing expenses and tenant allowances or improvements, and (iii) adjustments for unconsolidated partnerships and joint ventures.

(3) Subsequent to the initial offering, includes unconsolidated property partnerships.

(4) Subsequent to the initial offering, excludes indebtedness in the aggregate amount of $28,300 of bonds payable by the unconsolidated partnerships.

(5) The earnings per share amounts prior to 1997 have been reported as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share". No restatement of prior reported amounts was required. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements.

(6) The year ended December 31, 1997 assumes 9,834,710 weighted average common shares outstanding, conversion of all weighted average Common Units (904,466), Jupiter-I, L.P. and Jupiter-II, L.P. (1,018,422), and conversion of Ambassador Preferred Stock (1,246,402). The year ended December 31, 1996 assumes 8,958,525 weighted average common shares outstanding, conversion of all weighted average Common Units (963,983), Jupiter-I, L.P. and Jupiter-II, L.P. (910,365), and conversion of weighted average Ambassador Preferred Stock (420,127).

SUMMARY PRO FORMA FINANCIAL AND OPERATING INFORMATION


     The following table sets forth summary pro forma financial and operating information of AIMCO for the year ended December 31, 1997. The Ambassador pro forma financial and operating information gives effect to the Merger, the OP Reorganization, and a number of transactions completed by AIMCO prior to the Merger. The Insignia pro forma financial and operating information gives effect to the Insignia Merger and the transfer of certain assets and liabilities of Insignia to certain unconsolidated subsidiaries of AIMCO. The pro forma financial and operating information set forth below should be read in conjunction with, and is qualified in its entirety by, the historical and pro forma financial statements and notes thereto of AIMCO, NHP Incorporated ("NHP"), the NHP Real Estate Companies (as defined in Note 1 to such financial statements), NHP Southwest Partners, L.P., the NHP New LP Entities (as defined in Note 1 of such financial statements included in Amendment No. 1 to AIMCO's Current Report on Form 8-K, dated June 3, 1997 (the "June 3, 1997 Form 8-K, Amendment No. 1")), the NHP Borrower Entities (as defined in Note 1 of such financial statements included in the June 3, 1997 Form 8-K, Amendment No. 1), The Bay Club at Aventura, the Morton Towers apartments, the Thirty-five Acquisition Properties (as defined in AIMCO's Current Report on Form 8-K dated October 15, 1997), First Alexandria Associates, The Oak Park Partnership, Country Lakes Associates Two, Point West Limited Partners, Ambassador Apartments, Inc. and Insignia Financial Group, Inc. which are incorporated by reference in this Proxy Statement/Prospectus or included in prior filings of AIMCO. See "Pro Forma Financial Information of AIMCO (Merger)" and "Pro Forma Financial Information of AIMCO (Insignia Merger)."


                                                                    FOR THE YEAR ENDED
                                                                    DECEMBER 31, 1997
                                                                    ------------------
                                                                AMBASSADOR    INSIGNIA PRO
                                                                PRO FORMA        FORMA
                                                                ----------    ------------
                                                                      (IN THOUSANDS)
OPERATING DATA:
  Income from rental property operations....................    $  131,188     $  132,296
  Loss from service company business........................        (1,353)        (2,299)
  Income (loss) before minority interest in Operating
     Partnership............................................        50,684        (10,694)
  Net income attributable to preferred stockholders.........        19,932         19,932
  Net income (loss) attributable to common stockholders.....    $   27,316     $  (30,626)
PER SHARE DATA:
  Basic earnings (loss) per common share....................    $     0.59     $    (0.56)
  Diluted earnings (loss) per common share..................    $     0.58     $    (0.56)
  Weighted average number of common shares outstanding......        46,529         54,663
  Weighted average number of common shares and common share
     equivalents outstanding................................        45,910         54,663
CASH FLOW DATA:
  Cash provided by operating activities(a)..................    $  138,683     $  123,433
  Cash used by investing activities(b)......................       (16,730)       (16,947)
  Cash used by financing activities(c)......................      (117,514)      (142,565)
OTHER DATA:
  Funds from operations(d)..................................    $  141,516     $  163,264
  Weighted average number of common shares, common share
     equivalents and AIMCO OP Units outstanding(e)..........        55,273         64,060
BALANCE SHEET DATA:
  Real estate, before accumulated depreciation..............    $2,326,029     $2,373,185
  Cash and cash equivalents.................................        41,536        109,869
  Total assets..............................................     2,809,299      3,673,498
  Total mortgages and notes payable.........................     1,120,077      1,482,755
  Minority interest in Operating Partnership................       130,764        130,764
  Company-obligated mandatorily redeemable convertible
     securities of a subsidiary trust.......................            --        144,065
  Stockholders' equity(f)...................................     1,380,864      1,732,211

-------------------------
(a) Pro forma cash provided by operating activities represents income before income allocable to minority interests, plus depreciation and amortization less the non-cash portion of AIMCO's equity in earnings of unconsolidated subsidiaries. The pro forma amounts do not include adjustments for changes in working capital resulting from changes in current assets and current liabilities as there is no historical data available as of both the beginning and end of each period presented.

(b) On a pro forma basis, cash used in investing activities represents the minimum annual provision for capital replacements of $300 per owned apartment unit.

(c) Pro forma cash used in financing activities represents (i) estimated dividends and distributions to be paid based on AIMCO's historical dividend rate of $1.85 per share for the year ended December 31, 1997, on outstanding shares of AIMCO Common Stock and AIMCO OP Units, (ii) estimated dividends to be paid based on the rate of $7.125 per share for the year December 31, 1997, on outstanding shares of AIMCO Class B Preferred Stock,
     (iii) estimated dividends to be paid based on the rate of $2.25 per share for the year ended December 31, 1997, on outstanding shares of AIMCO Class C Preferred Stock, and (iv) estimated dividends to be paid based on the rate of $2.19 per share for the year ended December 31, 1997, on outstanding shares of AIMCO Class D Preferred Stock.

(d) AIMCO's management believes that the presentation of FFO, when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO's performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO, nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO calculates FFO in a manner consistent with the NAREIT definition, which includes adjustments for minority interest in the AIMCO Operating Partnership, plus amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on preferred stock. AIMCO's management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO's ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurances that AIMCO's basis of computing FFO is comparable with that of other REITs.

     The following is a reconciliation of pro forma income before minority interest in Operating Partnership to pro forma FFO:

                                                                FOR THE YEAR ENDED
                                                                DECEMBER 31, 1997
                                                              ----------------------
                                                              AMBASSADOR   INSIGNIA
                                                              PRO FORMA    PRO FORMA
                                                              ----------   ---------
Income (loss) before minority interest in Operating
  Partnership...............................................   $ 50,684    $(10,694)
HUD release fee and legal reserve...........................         --      10,202
Amortization of management contracts........................         --      11,546
Real estate depreciation, net of minority interests.........     74,495      75,928
Amortization of management company goodwill.................      6,262       7,209
Equity in earnings of unconsolidated subsidiaries:
  Real estate depreciation..................................      1,715       1,715
  Amortization of management company goodwill...............      1,918       1,918
  Amortization of management contracts......................      5,438      29,951
  Deferred taxes............................................      4,342       1,625
Equity in earnings of other partnerships:
  Real estate depreciation..................................     11,250      48,452
Preferred stock dividends...................................    (14,588)    (14,588)
                                                               --------    --------
Funds From Operations.......................................   $141,516    $163,264
                                                               ========    ========

-------------------------
(e) Generally, after a one year holding period, AIMCO OP Units may be tendered for redemption at the option of the holder and, upon tender, may be acquired by AIMCO for shares of AIMCO Common

     Stock at an exchange ratio of one share of AIMCO Common Stock for each AIMCO OP Unit (subject to adjustment).

(f) Subsequent to December 31, 1997, AIMCO issued 4,200,000 shares of AIMCO Class D Preferred Stock, par value $.01 per share, for aggregate net proceeds of approximately $101.5 million. See "AIMCO Recent Developments -- Recent Financings."

COMPARATIVE PER SHARE DATA

     Set forth below are historical and pro forma earnings per common share, cash dividends per common share and book value per common share data of AIMCO and historical and equivalent pro forma earnings per common share, cash dividends per common share and book value per common share of Ambassador. The data set forth below should be read in conjunction with the AIMCO and Ambassador audited financial statements and unaudited interim financial statements, including the notes thereto, which are incorporated by reference herein. The data should also be read in conjunction with the unaudited pro forma financial statements, including the notes thereto, included elsewhere herein. The pro forma data are not necessarily indicative of the actual financial position that would have occurred, or future operating results that will occur, upon consummation of the Merger.

                                                                    AIMCO           AMBASSADOR(1)
                                                              -----------------   -----------------
                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 1997   DECEMBER 31, 1997
                                                              -----------------   -----------------
HISTORICAL:
  Basic earnings per weighted average common share
     outstanding............................................       $ 1.09              $(0.12)
  Diluted earnings per weighted average common share
     outstanding............................................       $ 1.08              $(0.11)
  Cash dividends per common share outstanding...............       $ 1.85              $ 1.60
  Book value per common share outstanding...................       $22.51              $10.99

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
PRO FORMA(2):
  Basic earnings per common share outstanding...............       $ 0.59
  Diluted earnings per common share outstanding.............       $ 0.58
  Cash dividends per common share outstanding...............       $ 1.85
  Book value per common share outstanding...................       $24.35
AMBASSADOR PRO FORMA EQUIVALENTS(3):
  Basic earnings per common share outstanding...............       $ 0.34
  Diluted earnings per common share outstanding.............       $ 0.34
  Cash dividends per common share outstanding...............       $ 1.08
  Book value per common share outstanding...................       $14.20

-------------------------

(1) Book value per common share does not include Ambassador Preferred Stock.

(2) The pro forma combined per share data for AIMCO for the year ended December 31, 1997 have been prepared as if the Merger, the OP Reorganization, and a number of transactions completed by AIMCO prior to the Merger had all occurred as of January 1, 1997, resulting in weighted average shares outstanding of 46,529,248 for the year ended December 31, 1997.

(3) The equivalent pro forma per share amounts of Ambassador are calculated by multiplying pro forma earnings per share, cash dividends per share and book value per share by an assumed Conversion Ratio of 0.583 to 1.

COMPARATIVE STOCK PRICES AND DIVIDENDS

     AIMCO Common Stock is listed and traded on the NYSE under the symbol "AIV." Ambassador Common Stock is listed and traded on the NYSE under the symbol "AAH." The following table sets forth, for the periods indicated, the high and low reported sales prices per share of AIMCO Common Stock and Ambassador Common Stock, as reported on the NYSE Composite Tape, and dividends declared on AIMCO Common Stock and Ambassador Common Stock for the same periods.

CALENDAR QUARTERS


                                                             AIMCO                                     AMBASSADOR
                                                          COMMON STOCK                                COMMON STOCK
                                            ----------------------------------------   ------------------------------------------
                                                 HIGH             LOW       DIVIDEND        HIGH               LOW       DIVIDEND
                                                 ----             ---       --------        ----               ---       --------
1996


  First Quarter...........................  $21   1/8         $19  3/8      $ 0.425    $20   1/8          $16  7/8        $0.40


  Second Quarter..........................   21                18  3/8        0.425     18   3/4           16              0.40


  Third Quarter...........................   22                18  3/8        0.425     18   3/4           15  7/8         0.40


  Fourth Quarter..........................   28   3/8          21  1/8       0.4625     24                 17  7/8         0.40
1997


  First Quarter...........................   30   1/2          25  1/2       0.4625     25   7/8           23  1/8         0.40


  Second Quarter..........................   29   3/4          26            0.4625     24   7/8           22  1/2         0.40


  Third Quarter...........................   36  3/16          28  1/8       0.4625     24   3/4           20  3/4         0.40


  Fourth Quarter..........................   38                32            0.5625     23  13/16          19 9/16         0.40
1998
  First Quarter...........................   38   5/8          34  1/4           --     20   3/4           20  1/4           --
  Second Quarter (through April 2,
     1998)................................   38   3/8          37  7/8           --     20   5/8           20  1/2           --



     Set forth below is a table containing, for each of December 22, 1997 (the last trading day before the announcement that AIMCO and Ambassador had entered into the Merger Agreement) and April 2, 1998 (the most recent practicable date prior to the printing of this Proxy Statement/Prospectus), the last reported sale price per share of AIMCO Common Stock and Ambassador Common Stock, as reported on the NYSE Composite Tape. In addition, the table sets forth the number of shares of AIMCO Common Stock to be received per share of Ambassador Common Stock in the Merger, as if the Merger had occurred on the date indicated.



                                                                DECEMBER 22, 1997    APRIL 2, 1998
                                                                -----------------    -------------
AIMCO.......................................................        34 13/16              38
Ambassador..................................................         20 5/16            20 9/16
Ambassador (AIMCO equivalent)...............................        0.600(1)             0.582


-------------------------
(1) Subject to AIMCO's right to elect to pay in cash a portion of the consideration to be received by holders of Ambassador Common Stock.

     Because AIMCO and Ambassador have elected to be taxed for Federal income tax purposes as REITs, they are required to distribute annually to their stockholders at least 95% of their respective "real estate investment trust taxable income," which, as defined by the Code and the Treasury regulations promulgated thereunder (the "Treasury Regulations"), is generally equivalent to net taxable ordinary income. Each of AIMCO and Ambassador measures its economic profitability and pays regular dividends to its stockholders based on its operating results during the relevant period. Pursuant to the Merger Agreement and in connection therewith, AIMCO and Ambassador have agreed that each of them will pay dividends in the ordinary course of business of $0.5625 and $0.40 per quarter, respectively, and that Ambassador will pay the Special Dividend in connection with consummation of the Merger. In addition, the Merger Agreement restricts Ambassador from increasing its dividend rate prior to the Effective Time. See "The Merger Agreement and Terms of the Merger -- Distributions with Respect to Shares." Notwithstanding the foregoing, the future payment of dividends by AIMCO and Ambassador will be at the discretion of the respective Board of Directors and will depend on numerous factors, including financial condition, capital requirements, the annual distribution requirements under the provisions of the Code applicable to REITs and such other factors as such Boards deem relevant. See "Business of AIMCO -- Operating and Financial Strategies -- Dividend Policy."

     On January 22, 1998, the AIMCO Board voted to increase the annual dividend rate on the AIMCO Common Stock to $2.25 per share. Such dividend increase was effective commencing with the February 13, 1998 dividend payment and is subject to the factors described above, including AIMCO's future results of operations from its recently completed acquisitions.

FLUCTUATIONS IN MARKET PRICE

     The number of shares of AIMCO Common Stock to be received by Ambassador stockholders in the Merger (and, at AIMCO's election under certain circumstances, the potential receipt of cash as a part of the Merger Consideration), will depend upon the market price of AIMCO Common Stock, which is subject to fluctuation. See "-- Comparative Stock Prices and Dividends," above. AMBASSADOR STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE AIMCO COMMON STOCK.

                                  RISK FACTORS

     In considering whether to approve the Merger Agreement Proposal, Ambassador stockholders should consider, in addition to the other information in this Proxy Statement/Prospectus, the AIMCO Incorporated Documents and the Ambassador Incorporated Documents, the following risk factors.

RISKS RELATING TO THE AMBASSADOR ACQUISITION

     In addition to the risks typically associated with acquisitions generally (see "-- Risks Relating to AIMCO's and Ambassador's Businesses -- Risks Related to Investment in and Management of Real Estate -- Risks of Acquisition and Development Activities"), the acquisition of Ambassador by AIMCO involves certain risks and uncertainties.

     The integration of Ambassador's business with AIMCO's may place a significant burden on AIMCO's management. Such integration is subject to risks commonly encountered in making such acquisitions, including, among others, loss of key personnel of Ambassador, the difficulty associated with assimilating the personnel, operations and systems of Ambassador, the disruption of AIMCO's ongoing business and acquisition strategy, the difficulty in maintaining uniform standards, controls, procedures and policies, and the possible impairment of AIMCO's reputation. No assurance can be given that the anticipated benefits from the Merger will be realized or that AIMCO will be able to integrate the two businesses successfully. Failure of AIMCO to integrate the two businesses successfully could have a material adverse effect on AIMCO's results of operations. Substantial growth in AIMCO's portfolio as a result of recent and possible future acquisitions of businesses may involve similar burdens and risks.

     Certain executive officers of Ambassador also will receive severance and bonus payments as a result of change of control provisions in their respective employment agreements which are triggered by consummation of the Merger. Ambassador and each of David M. Glickman, Ambassador's Chief Executive Officer, Debra A. Cafaro, Ambassador's President, and Thomas J. Coorsh, Ambassador's Senior Vice President, Secretary and currently interim Chief Financial Officer, are parties to employment agreements which provide that in the event there is a Change of Control (as defined in each such employment agreement, which definition would include the Merger), such executive will receive payments equal to $2,595,000, $1,100,000 and $385,000, respectively, with respect to such Change of Control and Messrs. Glickman and Coorsh will receive payments equal to $900,000 and $215,000, respectively, in connection with noncompete/consulting arrangements. See "The Merger and Related Transactions -- Interests of Directors and Management of Ambassador and AIMCO in the Merger and the Related Transactions."

     Pursuant to resolutions adopted by the Ambassador Board, each of David Heller, Richard Levy, Norman Bobins, Michael Reschke and Jane Patterson, directors of Ambassador, will receive a payment of $25,000 upon consummation of the Merger.

     Further details regarding other potential conflicts of interest are set forth under "The Merger and Related Transactions -- Interests of Directors and Management of Ambassador and AIMCO in the Merger and the Related Transactions." Each of the benefits identified above will accrue to the identified stockholders, officers and directors, but not to other stockholders of Ambassador. These persons may therefore have had incentives to approve the Merger that are not shared by other stockholders of Ambassador. The Ambassador Board was aware of these benefits and the potential conflicts of interest they create at the time of its consideration of the Merger.

     The number of shares of AIMCO Common Stock to be received by Ambassador stockholders in the Merger (and, at AIMCO's election under certain circumstances, the potential receipt of cash as a part of the Merger Consideration), will depend upon the market price of AIMCO Common Stock, which is subject to fluctuation. See "Summary -- Comparative Stock Prices and Dividends." AMBASSADOR STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE AIMCO COMMON STOCK.

     As a result of the Merger, Ambassador stockholders will no longer own shares of Ambassador and will become stockholders of AIMCO. Differences in the provisions of the respective corporate charters of AIMCO and Ambassador result in differences in rights of stockholders of the two corporations. As a result of these differences, the rights of AIMCO stockholders may in some cases be considered less favorable than the rights of Ambassador stockholders. In particular, the AIMCO Charter restricts the ownership of shares by any person of AIMCO Common Stock to 8.7% of the issued and outstanding AIMCO Common Stock, subject to certain exceptions and conditions described under "Description of AIMCO's Capital Stock -- Restrictions on Transfer." See "Comparative Rights of Stockholders of AIMCO and Ambassador." These differences in the rights of stockholders may make it more difficult for a person interested in acquiring or engaging in a business combination with AIMCO to complete such a transaction and may discourage offers for such a transaction, and may also adversely affect the ability of AIMCO stockholders to take action that may be in their interests.

RISKS RELATING TO AIMCO'S AND AMBASSADOR'S BUSINESSES

     An investment in AIMCO Common Stock following the Merger will involve various risks associated with AIMCO's and Ambassador's businesses. In addition to general investment risks and those factors set forth elsewhere in this Proxy Statement/Prospectus, Ambassador stockholders should consider the following material risk factors related to an investment in AIMCO:

     Conflicts of Interest.

     AIMCO and certain of its officers and/or directors have entered into, and may in the future enter into, certain types of transactions that may result in conflicts of interest between AIMCO and such officers and/or directors. These types of transactions include: the acquisition by AIMCO of property or assets from, or the sale by AIMCO of property or assets to, such officers and/or directors; making loans to or borrowing from such officers and/or directors, including in connection with the purchase of AIMCO Common Stock or the purchase of interests in the AIMCO Operating Partnership and other unconsolidated subsidiaries of AIMCO; investments by AIMCO in partnerships or other entities (such as the AIMCO Operating Partnership and such other unconsolidated subsidiaries) in which such officers and/or directors have a controlling equity interest or other form of ownership interest; and the purchase or sale of real estate or other assets by such officers and/or directors, where the acquisition of such real estate or assets is also a corporate opportunity for AIMCO. AIMCO has adopted certain policies designed to minimize or eliminate conflicts of interest between AIMCO and its officers and/or directors. Without the approval of a majority of the disinterested directors, AIMCO will not acquire from or sell to any director, officer or employee of AIMCO or any entity in which such director, officer or employee owns more than a 1% interest, or acquire from or sell to any affiliate of any of the foregoing persons, any assets or other property of AIMCO, make any loan to or borrow from any of the forgoing persons, or engage in any material transaction with the foregoing persons. In addition, AIMCO has entered into employment agreements with Messrs. Considine, Kompaniez and Ira which include provisions intended to eliminate or minimize potential conflicts of interest, and which provide that those persons will be prohibited from engaging directly or indirectly in the acquisition, development, operation or management of other multifamily apartment properties outside of AIMCO, except with respect to certain investments currently held by such persons, as to which investments those persons have committed to an orderly liquidation. There can be no assurance, however, that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of AIMCO's stockholders as a whole. Furthermore, such policies are subject to change without the approval of stockholders of AIMCO.

     AIMCO presently manages its Managed Properties through Property Asset Management Services, Inc. ("PAMS Inc."), Property Asset Management Services, L.P. ("PAMS LP") and certain former subsidiaries of NHP (the "Management Subsidiaries"). In order to satisfy certain REIT requirements, the ownership of PAMS Inc. and certain other Management Subsidiaries consists of the AIMCO Operating Partnership holding non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO holding, directly or indirectly, all of the voting common stock, representing a 5% economic interest. In addition, PAMS LP provides property management services with respect to certain Managed Properties in which certain officers and/or directors of AIMCO have separate ownership interests. The fees for these services have been negotiated on an individual basis and typically range from 3% to 6% of gross receipts for the particular property. Although these arrangements were not negotiated on an arm's-length basis, AIMCO believes, based on comparisons to the fees charged by other real estate companies and by PAMS LP with respect to unaffiliated Managed Properties in comparable locations, that the terms of such arrangements are fair to AIMCO.

     AIMCO has entered into a Contribution Agreement (the "Contribution Agreement") with CK Services, Inc. ("CK") and the stockholders of CK to cause certain assets of AIMCO to be contributed to CK and to distribute all outstanding stock of CK to the stockholders of AIMCO. CK is a corporation wholly-owned by Terry Considine, AIMCO's Chairman and Chief Executive Officer, and by Peter Kompaniez, AIMCO's President and Vice Chairman. It is AIMCO's intent to use CK as a vehicle for holding property and performing services that AIMCO is limited or prohibited from holding or providing due to AIMCO's election to be taxed as a REIT. AIMCO is finalizing which assets will be contributed to CK. Any transfer of assets or services to CK will be at market rates and approved by the independent members of the AIMCO Board of Directors, and if market rates are difficult to ascertain, the pricing will favor AIMCO.

     Debt Financing and Interest Rate Hedging Risks.

     AIMCO and its subsidiaries, and partnerships in which a subsidiary of AIMCO is a general partner, have significant amounts of debt outstanding and, accordingly, are subject to the risks normally associated with debt financing, including the risk that its cash flow from operations will be insufficient to make required payments of principal and interest, the risk that existing indebtedness, including secured indebtedness, may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. As of December 31, 1997, 95% of AIMCO's Owned Properties and 67% of its total assets were encumbered by debt, and AIMCO had total outstanding indebtedness of $808.5 million, all of which was secured by Owned Properties and other assets. AIMCO's credit facility restricts AIMCO's ability to effect certain mergers, business consolidations and asset sales, imposes minimum net worth requirements, and requires AIMCO to maintain a ratio of debt to gross asset value of no more than 0.55 to 1, an interest coverage ratio of at least
2.25 to 1 and a debt service coverage ratio of at least 2.0 to 1. Additionally, the Credit Facility limits AIMCO from distributing more than 80% of funds from operations. Failure to perform or observe covenants or conditions under an intracompany subordination agreement entered into in connection with the Credit Facility and events of default resulting in acceleration under AIMCO's other credit agreements, among other events, are considered defaults under the Credit Facility. General Motors Acceptance Corporation has made 89 loans (the "GMAC Loans"), with an aggregate outstanding principal balance of $398.6 million at December 31, 1997, to property owning partnerships of AIMCO, each of which is secured by the underlying Owned Property of such partnership. Certain GMAC Loans are cross-collateralized with certain other GMAC Loans. Other than certain GMAC Loans, none of AIMCO's debt is subject to cross-collateralization provisions. The AIMCO Charter does not limit the amount of indebtedness which may be incurred by AIMCO and its subsidiaries. AIMCO's management generally follows the strategies set forth under "Business of AIMCO -- Operating and Financial Strategies -- Debt Financing," in connection with incurrences of additional indebtedness; however, such strategies are not binding on management and are subject to change from time to time.

     As of December 31, 1997, approximately 92% of AIMCO's total consolidated indebtedness was subject to fixed interest rates and 8% (approximately $66.5 million) was subject to variable interest rates. Although, as described below, AIMCO has certain hedging arrangements in place, increases in interest rates could increase AIMCO's interest expense and adversely affect cash flow. AIMCO from time to time enters into agreements to reduce the risks associated with increases in short term interest rates. Although these agreements provide AIMCO with some protection against rising interest rates, these agreements also reduce the benefits to AIMCO when interest rates decline. In September 1997, AIMCO entered into an interest rate hedging agreement (the "Hedge") with an investment banking company in anticipation of refinancing certain indebtedness. The Hedge, which has been extended to mature on April 19, 1998, has a notional amount of $75.0 million and fixes the interest rate of the anticipated refinancing at 6.211%. Based on the fair value of the Hedge at December 31, 1997, AIMCO has unrealized losses of approximately $2.6 million. These losses, when amortized, will result in effective interest rates of 7.0%, over the life of the refinanced debt. There can be no assurance that the above described indebtedness will be refinanced or that AIMCO will be able to enter into other hedging arrangements to replace the Hedge.

     Interest rate hedging arrangements may expose AIMCO to certain risks. Interest rate movements during the term of interest rate hedging arrangements may result in a gain or loss on AIMCO's investment in the hedging arrangement. In addition, if a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, AIMCO may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may result in credit risks to AIMCO. In order to minimize counterparty credit risk, AIMCO's policy is to enter into hedging arrangements only with large financial institutions that maintain an investment grade credit rating.

     In December 1997, AIMCO refinanced certain secured long-term notes payable in order to obtain more favorable interest rates. In anticipation of the refinancing, AIMCO entered into a $100 million interest rate lock agreement, which fixed the interest rate at 7.053%. Upon maturity of the interest swap agreement, as a result of declining interest rates, AIMCO realized a loss of approximately $10.9 million, which will be amortized over the life of the refinanced debt.

     Risks Related to Investment in and Management of Real Estate.

     GENERAL. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. AIMCO's income from its Owned Properties and Equity Properties may be adversely affected by the general economic climate, local conditions such as oversupply of apartments or a reduction in demand for apartments in the area, the attractiveness of the properties to tenants, competition from other available apartments, the ability of AIMCO to provide adequate maintenance and insurance, and increases in operating costs (including real estate taxes). AIMCO's income from its Owned Properties and Equity Properties would also be adversely affected if a significant number of tenants were unable to meet their rent payment obligations when due or if apartments could not be rented on favorable terms. Certain significant expenditures associated with real property investments (such as debt service, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investments. In addition, income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing. If AIMCO's Owned Properties and Equity Properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, AIMCO's income and its ability to make distributions to holders of AIMCO Common Stock will be adversely affected. Many of the factors that could adversely affect AIMCO's income from its Owned Properties and Equity Properties could also adversely affect AIMCO's income from its Managed Properties by reducing gross receipts for such properties.

     ILLIQUIDITY OF REAL ESTATE. Investments in real estate or partnerships which own real estate may be illiquid. As a result, AIMCO may be unable to vary its portfolio promptly in response to changes in economic or other conditions.

     RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES. AIMCO has engaged in, and intends to continue to engage in, the selective acquisition, development and expansion of multifamily apartment properties. In the ordinary course of business, AIMCO is engaged in discussions and negotiations regarding the acquisition of apartment properties or interests in apartment properties. AIMCO frequently enters into contracts and binding or nonbinding letters of intent with respect to the purchase of properties. These contracts are typically subject to certain conditions and permit AIMCO to terminate such contracts in its sole and absolute discretion if it is not satisfied with the results of its due diligence investigation of the properties. AIMCO believes that such contracts essentially result in the creation of an option on the subject properties and give AIMCO greater flexibility in seeking to acquire properties. As of March 18, 1998, AIMCO had under letter of intent or contract an aggregate of 21 multi-family apartment properties with a maximum aggregate purchase price of $224 million including estimated capital improvements, which, in some cases, may be paid in the form of assumption of existing debt. All such contracts are subject to termination by AIMCO as described above. No assurance can be given that any of these possible acquisitions will be completed or, if completed, that they will be accretive to earnings on a per share basis.

     In addition to general investment risks associated with any new investment, acquisitions entail risks that such investments will fail to perform in accordance with expectations, including projected occupancy and rental rates, management fees and the costs of property improvements, along with integration-related risks. Risks associated with redevelopment and expansion of properties include the risks that development opportunities may be abandoned; that construction costs of a property may exceed original estimates, possibly making the property uneconomical; that occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; that construction and permanent financing may not be available on favorable terms; and that construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to any inability to obtain, or delays in obtaining, necessary zoning, land-use, building, occupancy, and other governmental permits and authorizations. See also "-- Risks Relating to the Ambassador Acquisition."

     AIMCO also has engaged in, and intends to continue to engage in the selective acquisition of, or investment in, companies that own or manage multifamily apartment properties or own general or limited partnership or other interests therein, including tender offers for limited partnership interests. Risks associated with AIMCO's past and future acquisitions of general partnership interests, and tender offers for outstanding limited partnership interests, include the risks that the general partner will be subject to allegations (including legal actions) of, or will be otherwise liable for, breaches of fiduciary duty to the limited partners of such partnership and that the assets of the general partner may be subject to claims by creditors of the partnership if the partnership becomes insolvent. See "-- Risks Relating to English Litigation."

     OPERATING RISKS. The AIMCO Properties are subject to operating risks common to multifamily apartment properties in general. These risks may adversely affect AIMCO's cash flow from operations. For example, increases in unemployment in the areas in which the AIMCO Properties are located may adversely affect multifamily apartment occupancy or rental rates and it may not be possible to offset increases in operating costs due to inflation and other factors by increased rents. Local rental market characteristics also limit the extent to which rents may be increased without decreasing occupancy rates.

     COMPETITION. There are numerous housing alternatives that compete with the AIMCO Properties in attracting residents. Such properties compete directly with other multifamily rental apartments and single family homes that are available for rent in the markets in which such properties are located. Such properties also compete for residents with new and existing homes and condominiums. The ability of AIMCO to lease apartment units and the level of rents charged is determined in large part by the number of competitive properties in the local market. Numerous real estate companies compete with AIMCO in each of its market areas in acquiring, developing and managing multifamily apartment properties and seeking tenants to occupy their properties and AIMCO's market share is small in each of its market areas. In addition, numerous property management companies compete with AIMCO in the markets where the Managed Properties are located.

     CHANGE IN LAWS. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction and safety requirements, may result in significant unanticipated expenditures, which would adversely affect AIMCO's cash flow from operating activities. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multifamily housing may reduce, or limit the ability of AIMCO to increase, rental revenue or increase operating costs in particular markets.

     POSSIBLE ENVIRONMENTAL LIABILITIES. Under Federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate and clean up a release of hazardous substances at such property, and may, under such laws and common law, be held liable for property damage and other costs incurred by third parties in connection with such releases. The liability under certain of these laws has been interpreted to be joint and several unless the harm is divisible or there is a reasonable basis for allocation of responsibility. The failure to remediate the property properly may also adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. In connection with its ownership, operation or management of the AIMCO Properties, AIMCO could be potentially liable for environmental liabilities or costs associated with its properties or properties it may in the future acquire or manage.

     Certain Federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when those materials are in poor condition or in the event of building remodeling, renovation or demolition; impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws also impose liability for a release of ACMs and may enable third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership, operation or management of properties, AIMCO could be potentially liable for those costs. There are ACMs at certain of the Owned Properties, and there may be ACMs at certain of the other AIMCO Properties. AIMCO has developed and implemented operations and maintenance programs, as appropriate, that establish operating procedures with respect to the ACMs at most of the Owned Properties, and intends to develop and implement, as appropriate, such programs at AIMCO Properties that do not have such programs.

     Certain of the Owned Properties, and some of the other AIMCO Properties, are located on or near properties that contain or have contained underground storage tanks or on which activities have occurred which could have released hazardous substances into the soil or groundwater. There can be no assurances that such hazardous substances have not been released or have not migrated, or in the future will not be released or will not migrate onto the AIMCO Properties. Such hazardous substances have been released at certain Owned Properties and, in at least one case, have migrated from an off-site location onto AIMCO's property. In addition, AIMCO's Montecito property in Austin, Texas, is located adjacent to, and may be partially on, land that was used as a landfill. Low levels of methane and other landfill gas have been detected at Montecito. The City of Austin (the "City"), the former landfill operator, has assumed responsibility for conducting all investigation and remedial activities to date associated with the methane and other landfill gas. The remediation of the landfill gas is now substantially complete, and the Texas Natural Resources Conservation Commission ("TNRCC") has preliminarily approved the methane gas remediation efforts. Final approval of the site and the remediation process is contingent upon the results of continued methane gas monitors to confirm the effectiveness of the remediation efforts. Should further actionable levels of methane gas be detected, a proposed contingency plan of passive methane gas venting may be implemented by the City. The City has also conducted testing on AIMCO's Montecito property to determine whether, and to what extent, groundwater has been impacted. Based on test reports received to date by AIMCO, the groundwater does not appear to be contaminated at actionable levels. AIMCO has not incurred and does not expect to incur liability for the landfill investigation and remediation; however, AIMCO has relocated some of its tenants and has installed a venting system according to the TNRCC's specifications under the building slabs, in connection with AIMCO's present raising of four of its buildings in order to install stabilizing piers thereunder, at a total cost of approximately $550,000, which is primarily the cost for the restabilization. The restabilization was substantially completed as of January 1998. The City will be responsible for monitoring the conditions at the Montecito property.

     All of the Owned Properties were subject to Phase I or similar environmental audits by independent environmental consultants prior to acquisition. The audits did not reveal, nor is AIMCO aware of, any environmental liability relating to such properties that AIMCO believes would have material adverse effect on AIMCO's business, assets or results of operations. However, such audits involve a number of judgments and it is possible that such audits did not reveal all environmental liabilities or that there are material environmental liabilities of which AIMCO is unaware. In addition, the Managed Properties may not have been subject to Phase I or similar environmental audits by independent environmental consultants. While AIMCO is not aware of any environmental liability that it believes would have a material adverse effect on its business, financial condition or results of operations relating to the Managed Properties for which audits are not available, there can be no assurance that material environmental liabilities of which AIMCO is unaware do not exist at such properties.

     In October 1997, NHP received a letter (the "EPA Letter") from the U.S. Department of Justice ("DOJ") which stated that the U.S. Environmental Protection Agency ("EPA") had requested that DOJ file a lawsuit against NHP alleging, among other things, that NHP violated the Clean Air Act, the National Recycling and Emissions Reduction Program and associated regulations in connection with the employment of certain unlicensed personnel, maintenance and disposal of certain refrigerants, and record-keeping practices at two properties. A settlement in principle between NHP and the EPA has been reached whereby NHP has agreed to pay a fine of $99,900, permit the EPA to audit the maintenance records and technical staffing at 40 NHP properties and continue to provide training to all maintenance workers with respect to the disposal of refrigerants. A formal settlement agreement is expected to be executed in 1998.

     RESTRICTIONS IMPOSED BY LAWS BENEFITING DISABLED PERSONS. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws exist which also may require modifications to the Owned Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although management of AIMCO believes that the Owned Properties are substantially in compliance with present requirements, if the Owned Properties are not in compliance, AIMCO is likely to incur additional costs to comply with the ADA and FHAA.

     RISKS RELATING TO ENGLISH LITIGATION. In November 1996, AIMCO acquired (the "English Acquisition") certain partnership interests, real estate and related assets owned by J.W. English, a Houston, Texas-based real estate syndicator and developer, and certain affiliated entities (collectively, the "J.W.English Companies"). In the English Acquisition, AIMCO purchased all of the general and limited partnership interests owned by the J.W. English Companies in 22 limited partnerships which act as the general partner to 31 limited partnerships (the "English Partnerships") that own 22 multifamily apartment properties and other assets and interests related to the J.W. English Companies, and assumed management of the properties owned by the English Partnerships. AIMCO made separate tender offers (the "English Tender Offers") to the limited partners of 25 of the English Partnerships (the "Tender Offer English Partnerships").

     In November 1996, purported limited partners of certain of the Tender Offer English Partnerships filed a purported class action lawsuit against AIMCO and J.W. English in the U.S. District Court for the Northern District of California (the "Federal Action"), alleging, among other things, that AIMCO conspired with J.W. English to breach his fiduciary duty to the plaintiffs, and that the offering materials used by AIMCO in connection with the English Tender Offers contained misleading statements or omissions. The Federal Action was voluntarily dismissed, without prejudice, in favor of another purported class action filed in May 1997 by limited partners of certain of the Tender Offer English Partnerships and six additional English Partnerships. Two complaints were filed in Superior Court of the State of California (the "California Actions") against AIMCO and the J.W. English Companies, alleging, among other things, that the consideration AIMCO offered in the English Tender Offers was inadequate and designed to benefit the J.W. English Companies at the expense of the limited partners, that certain misrepresentations and omissions were made in connection with the English Tender Offers, that AIMCO receives excessive fees in connection with its management of the properties owned by the English Partnerships, that AIMCO continues to refuse to liquidate the English Partnerships and that the English Acquisition violated the partnership agreements governing the English Partnerships and constituted a breach of fiduciary duty.

     In addition to unspecified compensation and exemplary damages, the original complaints in the California Actions sought an accounting, a constructive trust on the assets and monies acquired by the English defendants in connection with the English Acquisition, a court order removing AIMCO from management of the English Partnerships and/or ordering disposition by AIMCO of the properties and attorneys fees, expert fees and other costs. AIMCO intends to vigorously defend itself in connection with these actions. AIMCO believes it is entitled to indemnity from the J.W. English Companies, subject to certain exceptions. Failure by AIMCO to prevail in the California Actions or to receive indemnification could have a material adverse effect on AIMCO's financial condition and results of operations.

     On August 4, 1997 AIMCO filed demurrers to both complaints in the California Actions. At a hearing on the demurrers on January 9, 1998, the court granted AIMCO's demurrers in each of the three causes of action against it in the two complaints, with leave to amend. On February 25, 1998, the plaintiffs filed a consolidated amended class and derivative complaint for damages. On March 27, 1998 AIMCO filed a demurrer on behalf of the AIMCO defendants.

     RISK OF LOSS OF REVENUE DUE TO TERMINATION OR OTHER LOSS OF PROPERTY MANAGEMENT AGREEMENTS. AIMCO is dependent upon revenue received for services performed under property management agreements relating to properties owned by third parties. For the year ended December 31, 1997, AIMCO derived approximately 1.0% of its gross revenues from management of properties owned by third parties. Risks associated with the management of properties owned by third parties include risks that management contracts will be terminated by the property owner or will be lost in connection with a sale of the property, contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms, and rental revenues upon which management fees are based will decline as a result of general real estate market conditions or other factors and result in decreases in management fees. If significant numbers of contracts are terminated or are not renewed, net income from fee management operations could be adversely affected. Contracts with unaffiliated third parties are for terms ranging from 30 days to 5 years, with most contracts being terminable within one year or less. In general, management contracts may be terminated or otherwise lost as a result of a number of factors, many of which are beyond the control of AIMCO, including: (i) disposition of the property by the owner in the ordinary course or as a result of financial distress of the property owner; (ii) the property owner's determination that AIMCO's management of the property is unsatisfactory;
(iii) willful misconduct, gross negligence or other conduct by the manager that constitutes grounds for termination under such contracts; or (iv) with respect to certain affordable properties, termination of such contracts by HUD or state housing finance agencies, generally at their discretion.

     RISKS RELATING TO REGULATION OF AFFORDABLE HOUSING. As of December 31, 1997, AIMCO's management portfolio included 68,820 affordable units in 468 properties. In addition, AIMCO owns interests in 59,072 affordable units. A substantial portion of the affordable properties, and some conventional properties in which AIMCO owns interests, were built or acquired by the owners with the assistance of programs administered by HUD that provide mortgage insurance, favorable financing terms, or rental assistance payments to the owners. As a condition to the receipt of assistance under these and other HUD programs, the properties must comply with various HUD requirements, which typically include limits on rents to amounts approved by HUD. HUD approval is required before AIMCO may be appointed as manager of additional HUD-assisted properties. There can be no assurance that HUD approval will be received with respect to any particular action for which it is required. In addition to the effects of HUD regulation on AIMCO as a manager of affordable properties, the business of AIMCO or its affiliates may be indirectly affected by regulations generally applicable to the entities owning affordable properties. In particular, HUD limits the rents that may be charged on certain HUD-assisted properties to approved amounts. If permitted rents on a property are insufficient to cover costs, a sale of the property may become necessary which would result in a loss of management fee revenue. As of December 31, 1997, and in addition to the 422 HUD-assisted properties, AIMCO managed 52 properties that receive assistance from agencies other than HUD or are subject to regulation by agencies other than HUD. Such revenues comprise less than 9.0% of AIMCO's revenues.

     RISKS RELATED TO HUD ENFORCEMENT AND LIMITED DENIALS. Under its regulations, HUD has the authority to suspend or deny property owners and managers from participation in HUD programs with respect to additional assistance within a geographic region through imposition of a limited denial of participation ("LDP") by any HUD office or nationwide for violations of HUD regulatory requirements. In March 1997, HUD announced its intention to step up enforcement against property owners who violate their agreements with HUD, and, in July 1997, HUD announced the creation of a new department-wide enforcement division. Three HUD field offices recently issued LDPs to NHP as a result of physical inspections and mortgage defaults at four properties owned by NHP-related companies (two of which properties are managed by NHP). One LDP was subsequently withdrawn and another was terminated in December 1997 after a reinspection of the property. The one remaining LDP, unless lifted, suspends NHP's ability to manage or acquire additional HUD-assisted properties in eastern Missouri until June 24, 1998. In 1996, NHP obtained approximately

$1 million in management revenues from affordable properties in the affected regions. AIMCO has proposed a settlement agreement with HUD which includes aggregate payments to HUD of approximately $485,000. AIMCO is awaiting HUD's response. AIMCO cannot determine whether HUD will accept the proposed settlement. Because an LDP is prospective, existing HUD agreements are not affected, so an LDP is not expected to result in the loss of management service revenue from or to otherwise affect properties that NHP currently manages in the subject regions. If HUD were to disapprove AIMCO as property manager for one or more affordable properties, AIMCO's and NHP's ability to obtain property management revenues from new affordable properties may be impaired.

     HUD monitors the performance of properties with HUD-insured mortgage loans. HUD also monitors compliance with applicable regulations, and takes performance and compliance into account in approving management of additional HUD-assisted properties. In this regard, since July 1988, 29 HUD-assisted properties owned or managed by NHP or NHP-related companies have defaulted on non-recourse HUD-insured mortgage loans. Eight of these 29 properties are currently managed by NHP. An additional six properties owned or managed by NHP have received unsatisfactory performance ratings. As a result of the defaults and unsatisfactory ratings, a national HUD office must review any application by AIMCO to act as property manager or owner for additional HUD-assisted properties. The national HUD office has consistently approved NHP's applications to manage new properties, and AIMCO received HUD clearance to acquire its interests in NHP and the NHP-related companies. AIMCO believes that it enjoys a good working relationship with HUD and that the national office will continue to apply the clearance process to large management portfolios such as AIMCO's with discretion and flexibility. While there can be no assurance, AIMCO believes that the unsatisfactory reviews and the mortgage defaults will not have a material impact on its results of operations or financial condition.

     In October 1997, NHP received a subpoena from the Inspector General of HUD requesting documents relating to any arrangement whereby NHP or any of its affiliates provides or has provided compensation to owners of HUD multifamily projects in exchange for or in connection with property management of a HUD project. AIMCO believes that other owners and managers of HUD projects have received similar subpoenas. Documents relating to certain of NHP's acquisitions of property management rights for HUD projects may be responsive to the subpoena. AIMCO and NHP are in the process of complying with the subpoena and have provided certain documents to the Inspector General, without conceding that they are responsive to the subpoena. AIMCO believes that NHP's operations are in compliance, in all material respects, with all laws, rules and regulations relating to HUD-assisted or HUD-insured properties. Effective February 13, 1998, counsel for NHP and the U.S. Attorney for the Northern District of California entered into a Tolling Agreement related to certain civil claims the government may have against NHP. Although no action has been initiated against NHP or AIMCO or, to AIMCO's knowledge, any owner of a HUD property managed by NHP or AIMCO, if any such action is taken in the future, it could ultimately affect existing arrangements with respect to HUD projects or otherwise have a material adverse effect on the results of operations of AIMCO.

     RISKS RELATING TO UNCERTAINTY REGARDING STATUS OF FEDERAL SUBSIDIES. AIMCO owns and/or manages approximately 44,000 units that are subsidized under Section 8 of the United States Housing Act of 1937, as amended ("Section 8"). These subsidies are generally provided pursuant to project-based Housing Assistance Payment Contracts ("HAP Contracts") between HUD and the owners of the properties or, with respect to a limited number of units managed by AIMCO and Ambassador, pursuant to vouchers received by tenants. On October 27, 1997, the President signed into law the Multifamily Assisted Housing Reform and Affordability Act of 1997 (the "1997 Housing Act"). Under the 1997 Housing Act, the mortgage financing and HAP Contracts of certain properties assisted under Section 8, with rents above market levels and financed with HUD-insured mortgage loans, will be restructured by reducing subsidized rents to market levels, thereby reducing rent subsidies, and lowering required debt service payments as needed to ensure financial viability at the reduced rents and subsidy levels. The 1997 Housing Act retains project-based subsidies for most properties (properties in rental markets with limited supply, properties serving the elderly and certain other properties). The 1997 Housing Act phases out project-based subsidies on selected properties serving families not located in rental markets with limited supply, converting such subsidies to a tenant-based subsidy. Under a tenant-based system, rent vouchers would be issued to qualified tenants who then could elect to reside at properties of their choice, provided such tenants have the financial ability to pay the difference between the selected properties' monthly rent and the monthly value of the vouchers, which would be established based on HUD's regulated fair market rent for the relevant geographical areas. The 1997 Housing Act provides that properties will begin the restructuring process in Federal fiscal year 1999 (beginning October 1, 1998), and that HUD will issue final regulations implementing the 1997 Housing Act on or before October 27, 1998. Congress has elected to renew HAP Contracts expiring before October 1, 1998 for one-year terms, generally at existing rent levels, so long as the properties remain in compliance with the HAP Contracts. While AIMCO does not expect the provisions of the 1997 Housing Act to result in a significant number of tenants relocating from properties managed by AIMCO, there can be no assurance that the provisions will not significantly affect AIMCO's management portfolio. Furthermore, there can be no assurance that other changes in Federal housing subsidy policy will not occur. Any such changes could have a material adverse effect on AIMCO's property management revenues.

     Dependence on Certain Executive Officers.

     Although each of Messrs. Considine and Kompaniez and Steven D. Ira, officers and/or directors of AIMCO, has entered into an employment agreement with AIMCO, the loss of any of their services could have an adverse effect on the operations of AIMCO.

     Adverse Consequences of Failure to Qualify as a REIT.

     Qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within AIMCO's control. Although AIMCO believes that it has operated since July 29, 1994, the date of AIMCO's initial public offering, in a manner so as to qualify as a REIT, no assurance can be given that AIMCO is or will remain so qualified. See "Federal Income Tax Considerations Related to AIMCO." Future tax legislation could adversely affect AIMCO's ability to operate as a REIT and no assurance can be given that any new legislation, regulations, administrative interpretations or court decisions would not change the tax laws with respect to AIMCO's qualification as a REIT or the Federal income tax consequences of such qualification.

     At the closing of the Merger, the parties will receive opinions from Ambassador's and AIMCO's respective tax counsel concerning the qualification of Ambassador and AIMCO as REITs. If, in any taxable year, AIMCO fails to qualify as a REIT, AIMCO would not be allowed a deduction for dividends to stockholders in computing taxable income and would be subject to Federal income tax on its taxable income at corporate rates. As a result of the additional tax liability, AIMCO might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to AIMCO in order to pay the applicable tax and AIMCO would not be compelled to make distributions under the Code. Unless entitled to relief under certain statutory provisions, AIMCO would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. Although AIMCO currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause AIMCO to fail to qualify as a REIT or may cause the Board of Directors of AIMCO to revoke the REIT election. See "Federal Income Tax Considerations Related to AIMCO."

     Certain requirements for REIT qualification may in the future limit AIMCO's ability to conduct or increase the property management and asset management operations of its subsidiaries without jeopardizing AIMCO's qualification as a REIT. See "Federal Income Tax Considerations Related to AIMCO."

     In addition, if AIMCO fails to qualify as a REIT, the agreement pursuant to which AIMCO issued its Class B Cumulative Preferred Stock, par value $.01 per share (the "AIMCO Class B Preferred Stock"), provides that the original purchaser may require AIMCO to repurchase such investor's AIMCO Class B Preferred Stock, in whole or in part, at a price of $105 per share, plus accrued and unpaid dividends to the date of repurchase. Such investor acquired and currently owns 750,000 shares of AIMCO Class B Preferred Stock.

RISKS RELATING TO THE INSIGNIA MERGER

     In addition to the risks typically associated with acquisitions generally, the acquisition of Insignia by AIMCO involves certain risks and uncertainties. The integration of Insignia's business with AIMCO's may place a significant burden on AIMCO's management. Such integration is subject to risks commonly encountered in making such acquisitions, including, among others, loss of key personnel and clients of Insignia, the difficulty associated with assimilating the personnel, operations and systems of Insignia, the disruption of AIMCO's ongoing business and acquisition strategy, the difficulty in maintaining uniform standards, controls, procedures and policies, and the possible impairment or improvement of AIMCO's reputation. No assurance can be given that the anticipated benefits from the Insignia Merger will be realized or that AIMCO will be able to integrate the two businesses successfully. Failure of AIMCO to integrate the two businesses successfully could have a material adverse effect on AIMCO's results of operations.

     The number of shares of Series E Preferred Stock and (under certain circumstances) Series F Preferred Stock to be received by Insignia stockholders in the Merger (and, at AIMCO's election under certain circumstances, the potential receipt of cash as a part of the consideration in the Insignia Merger), will depend upon the market price of AIMCO Common Stock, which is subject to fluctuation. The shares of Series E Preferred Stock and (under certain circumstances) Series F Preferred Stock received by Insignia stockholders in the Insignia Merger will, upon the approval by stockholders of AIMCO, convert into AIMCO Common Stock, and any such shares received will be dilutive of the Ambassador stockholders' ownership of AIMCO. AMBASSADOR STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE AIMCO COMMON STOCK.


RISKS RELATING TO CONSUMMATION OF INSIGNIA MERGER



     Consummation of the Insignia Merger does not require the approval of the stockholders of AIMCO. However, approval of the AIMCO stockholders is necessary for the issuance of the $100 million in Series E Preferred Stock in excess of $203 million. Therefore, in order to avoid the necessity of issuing Series F Preferred Stock, which AIMCO management believes has terms less favorable to AIMCO than Series E Preferred Stock, approval of the AIMCO stockholders will be sought. As a result, it is possible that the AIMCO stockholders will vote to disapprove the Insignia Merger (or fail to vote in favor of the Insignia Merger) and the Insignia Merger will nonetheless be consummated, notwithstanding the vote of the AIMCO stockholders.



RISKS RELATING TO CREDIT RATING



     On March 19, 1998, Duff & Phelps Credit Rating Co. ("DCR") placed its ratings of AIMCO on "Rating Watch -- Uncertain" in response to the announcement that AIMCO will acquire Insignia's multifamily management and investment business. DCR has indicated that it expects to resolve the Rating Watch status once it has had the opportunity to review AIMCO's operating and financing plan for combining the Insignia and Ambassador organizations. There can be no assurance that DCR will resolve the Rating Watch status or that such resolution will be favorable to AIMCO. Failure of DCR to resolve the Rating Watch status or an unfavorable resolution could have a material adverse effect on AIMCO's cost of funds.


                   INFORMATION CONCERNING THE SPECIAL MEETING

PURPOSE, TIME AND PLACE


     The Special Meeting will be held on May 8, 1998 at 9:00 a.m., local time, at 77 West Wacker Drive, Chicago, Illinois 60601. The purpose of the Special Meeting is to (i) consider and act upon the Merger Agreement Proposal, and (ii) transact any and all other business that may properly come before the Special Meeting.

RECORD DATE; QUORUM; VOTE REQUIRED

     The Ambassador Board has selected March 19, 1998 as the record date for the Special Meeting. Only holders of record of Ambassador Common Stock and Ambassador Preferred Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting.

     On the Record Date, there were approximately 2,500 holders of record of Ambassador Common Stock with 10,708,430 shares of Ambassador Common Stock issued and outstanding and one holder of record of Ambassador Preferred Stock with 1,351,351 shares of Ambassador Preferred Stock issued and outstanding. Each share of Ambassador Common Stock and Ambassador Preferred Stock entitles the holder thereof to one vote on each matter submitted for Ambassador stockholder approval.

     The presence, in person or by proxy, of at least a majority of the issued and outstanding shares of capital stock entitled to vote is necessary to constitute a quorum at the Special Meeting. Abstentions and broker non-votes will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum at the Special Meeting. Under the MGCL, the approval of the Merger Agreement Proposal requires the affirmative vote of at least 66 2/3% of the outstanding shares of Ambassador Common Stock, and Ambassador Preferred Stock, voting as a single class. AIMCO and its affiliates own 8.3% of the outstanding shares of Ambassador Common Stock and have agreed to vote in favor of the Merger Agreement Proposal. Votes to abstain and broker non-votes will have the same effect as votes cast against the Merger Agreement Proposal.

     On the Record Date, directors and executive officers of Ambassador owned 718,250 shares of Ambassador Common Stock, representing 6.0% of the voting power of the shares entitled to vote on the Merger Agreement Proposal and AIMCO and its affiliates owned 886,600 shares of Ambassador Common Stock representing 7.4% of the voting power of the shares entitled to vote on the Merger Agreement Proposal.

THE AMBASSADOR BOARD HAS, BY A VOTE OF SEVEN TO ONE, RECOMMENDED THAT STOCKHOLDERS VOTE IN FAVOR OF THE MERGER AGREEMENT PROPOSAL.

PROXIES

     All proxies in the enclosed form of proxy that are properly executed and returned to Ambassador prior to commencement of voting at the Special Meeting will be voted at the Special Meeting or any adjournments or postponements thereof in accordance with the instructions thereon. All executed but unmarked proxies will be voted FOR adoption and authorization of the Merger Agreement. Any proxy may be revoked by any Ambassador stockholder who attends the Special Meeting and gives notice of his or her intention to vote in person without compliance with any other formalities. In addition, any Ambassador stockholder may revoke a proxy at any time before it is voted by executing and delivering a subsequent proxy or by delivering a written notice stating that the proxy is revoked to Thomas J. Coorsh, the Secretary of Ambassador, 77 West Wacker Drive, Suite 4040, Chicago, Illinois 60601. At the Special Meeting, stockholder votes will be tabulated by persons appointed by the Ambassador Board to act as inspectors of election.

     The expense of printing this Proxy Statement/Prospectus and the proxies solicited hereby will be shared equally by AIMCO and Ambassador. All other expenses incurred in connection with the solicitation of proxies will be borne by AIMCO or Ambassador as they are incurred by each. In addition to the use of the mails, proxies may be solicited by officers and directors and regular employees of Ambassador, without additional remuneration, by personal interviews, telephone, telegraph or otherwise. Ambassador may also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to beneficial owners of shares of Ambassador Common Stock and will provide reimbursement for the cost of forwarding the material in accordance with customary charges. Ambassador has retained Corporate Investor Communications, Inc. at an estimated cost of $8,000, plus reimbursement of expenses, to assist in its solicitation of proxies from brokers, nominees, institutions and individuals.

OTHER MATTERS

     At the date of this Proxy Statement/Prospectus, the Ambassador Board does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this Proxy

Statement/Prospectus. If any other matter should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies. At the Special Meeting, the Ambassador stockholders will vote only on the Merger Agreement Proposal and not the Insignia Merger. See "-- Purpose, Time and Place." Ambassador stockholders will not have an opportunity to separately vote on the Insignia Merger, except that if the Merger of Ambassador and AIMCO is consummated prior to the record date for the vote of AIMCO stockholders to approve the Insignia Merger, former Ambassador stockholders (together with the other stockholders of AIMCO) will be entitled to vote on the Insignia Merger as stockholders of AIMCO. Approval of the AIMCO stockholders is not a condition to consummation of the Insignia Merger. See "AIMCO Recent Developments -- Insignia Merger and Related Transactions."


APPRAISAL RIGHTS

     Under Maryland law, stockholders of Ambassador who dissent from the Merger are not entitled to seek any appraisal or similar rights with respect to such stockholders' shares of Ambassador Common Stock. The MGCL does not provide appraisal rights to shareholders of a corporation in connection with a merger if their shares are listed on a national securities exchange, such as the NYSE, on the record date for determining shareholders entitled to vote on such merger. Shares of Ambassador Common Stock were listed on the NYSE as of the Record Date. Holders of Ambassador Preferred Stock will not be entitled to such rights because all shares of Ambassador Preferred Stock will either be converted into Ambassador Common Stock or redeemed in connection with the Merger. See "The Merger and Related Transactions -- Appraisal Rights" and "Comparative Rights of Stockholders of AIMCO and Ambassador -- Appraisal Rights."

                      THE MERGER AND RELATED TRANSACTIONS

     The discussion in this Proxy Statement/Prospectus of the Merger and the description of the principal terms of the Merger Agreement are subject to, and qualified in their entirety by reference to, the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix I and is incorporated herein by reference.

GENERAL DESCRIPTION OF THE MERGER

     On December 23, 1997, AIMCO and Ambassador entered into, and as of March 11, 1998, supplemented, the Merger Agreement. Pursuant to the Merger Agreement, Ambassador will be merged with and into AIMCO, with AIMCO as the surviving corporation. The Merger will become effective at the Effective Time. Upon consummation of the Merger, each outstanding share of Ambassador Common Stock, other than Ambassador Common Stock held by Ambassador or AIMCO, will be converted into the right to receive that number of shares of AIMCO Common Stock equal to the quotient (rounded to the nearest 1/1000) (the "Conversion Ratio") determined by dividing $21.00 by the AIMCO Index Price (as defined below). The term "AIMCO Index Price" means the aggregate of the average of the high and low sales prices of AIMCO Common Stock, as reported on the NYSE, on each of the twenty consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the Effective Time, divided by 20. Notwithstanding the foregoing, if the Conversion Ratio calculated pursuant to the foregoing is greater than 0.583, then, at AIMCO's option, the Conversion Ratio to be used shall be either the Conversion Ratio as calculated pursuant to the foregoing or
0.583 (so long as the Merger would continue to qualify as a reorganization under Section 368(a) of the Code). If AIMCO opts for the Conversion Ratio to equal 0.583, then, in addition to 0.583 shares of AIMCO Common Stock, AIMCO will pay to each holder of Ambassador Common Stock, for each share of Ambassador Common Stock held by such shareholder, an amount in cash equal to (i) $21.00 minus (ii) the product of the AIMCO Index Price and 0.583. In lieu of any fractional shares of AIMCO Common Stock, each holder of Ambassador Common Stock who would otherwise be entitled to receive such fractional shares will be paid cash equal to the product of such fractional shares and the AIMCO Index Price. The Merger is subject to a number of conditions, including the approval of the stockholders of Ambassador.

     By way of example, if the AIMCO Index Price is $40.00, then the Conversion Ratio would be 0.525 ($21.00 divided by $40.00), and each outstanding share of Ambassador Common Stock will be converted into the right to receive 0.525 shares of AIMCO Common Stock. If the AIMCO Index Price is $30.00, then the Conversion Ratio would be 0.700 ($21.00 divided by $30.00), and each outstanding share of Ambassador Common Stock will be converted into the right to receive 0.700 shares of AIMCO Common Stock; provided, however, that, so long as the Merger would continue to qualify as a reorganization under Section 368(a) of the Code, AIMCO could elect at its option to treat the Conversion Ratio as being 0.583, in which event each outstanding share of Ambassador Common Stock will be converted into the right to receive 0.583 shares of AIMCO Common Stock plus $3.51 ($21.00 minus the product of 0.583 and $30.00) in cash.

     As of the Record Date, there were 10,708,430 shares of Ambassador Common Stock outstanding, including an aggregate of 886,600 shares owned by AIMCO and its affiliates, 1,351,351 shares of Ambassador Preferred Stock outstanding, 739,068 shares of Ambassador Common Stock reserved for issuance upon the exchange of OP Units in the Ambassador Operating Partnership, and 447,510 shares of Ambassador Common Stock reserved for issuance upon exercise of outstanding Ambassador Stock Options. If all Ambassador Stock Options are exercised, all shares of Ambassador Preferred Stock are converted, all OP Units are exchanged for shares of Ambassador Common Stock and the AIMCO Index Price is $36.00, the number of shares of AIMCO Common Stock to be issued in the Merger would be approximately 7,205,739 shares.

     AMBASSADOR STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES TO AMBASSADOR OR AIMCO AT THIS TIME. As soon as practicable after the Effective Time, each Ambassador stockholder will receive a Letter of Transmittal from the Exchange Agent to be used to transmit such stockholder's stock certificates to AIMCO. See "The Merger Agreement and Terms of the Merger -- Manner and Basis of Converting Shares."

     Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding Ambassador Stock Option will become fully vested and exercisable. Pursuant to the Merger Agreement, holders of Ambassador Stock Options may elect prior to the Effective Time to have the Ambassador Stock Options with respect to which such election is made canceled and, in consideration for such cancellation, each such electing holder shall receive on the day of the Effective Time for each share subject to the Ambassador Stock Options for which such election is made, an amount (subject to any applicable withholding tax) in cash equal to the excess, if any, of $21.00 over the per share exercise price of such Ambassador Stock Option. Pursuant to the Merger Agreement, as of the Effective Time, each outstanding Ambassador Stock Option for which such an election has not been made shall be converted into an option (or a new substitute option shall be granted) to purchase the number of shares of AIMCO Common Stock (rounded up to the nearest whole share) equal to the number of shares of Ambassador Common Stock subject to such option multiplied by the Conversion Ratio (as calculated pursuant to the definition thereof, without regard to the provisions regarding AIMCO's election) at an exercise price per share of AIMCO Common Stock (rounded down to the nearest penny) equal to the former exercise price per share of Ambassador Common Stock under such option divided by the Conversion Ratio (as calculated pursuant to the definition thereof, without regard to the provisions regarding AIMCO's election), subject to adjustment based on the applicability of certain provisions of the Code. Based upon the number of Ambassador Stock Options outstanding at December 31, 1997, and assuming a Conversion Ratio of 0.583, AIMCO will reserve approximately 260,898 shares of AIMCO Common Stock for issuance upon exercise of such options, assuming no cancellation elections are made. See "The Merger Agreement and Terms of the Merger -- Ambassador Stock Options."

RELATED TRANSACTIONS

     In the Merger Agreement, AIMCO and Ambassador agreed that the parties will use their reasonable best efforts to effect the OP Reorganization immediately following the Effective Time, with the AIMCO Operating Partnership as the surviving entity. The parties intend that the OP Reorganization will have, to the extent possible, the same economic and tax consequences for the holders of OP Units as the Merger has for holders of Ambassador Common Stock. If such a business combination is not effected due to failure to obtain consents of all persons entitled to give or withhold such consents which are necessary for such business combination, then (i) such partnerships shall remain and be operated as separate entities and (ii) AIMCO shall execute and deliver to each limited partner in the Ambassador Operating Partnership the agreement relating to the exchange rights of holders of OP Units contemplated by a certain Exchange Rights Agreement of Ambassador (the "Exchange Agreement") and be bound thereby.

     The Merger Agreement also provides that at or prior to the Effective Time, Ambassador will call for redemption the limited partnership interests not owned by Ambassador or its affiliates in Jupiter-I, L.P. and Jupiter-II, L.P. in accordance with their respective partnership agreements and subject to and simultaneously with the Effective Time, the Surviving Corporation will provide the funds for, and cause payment to be made in respect of, the redemption thereof upon the Effective Time.

     Each of AIMCO and Ambassador will declare its regular quarterly dividend for the first quarter (and for any other calendar quarter ended prior to the Effective Time) with a record date prior to the Effective Time. Ambassador will also declare a special dividend (the "Special Dividend"), with a record date prior to the Effective Time, which will result in its stockholders receiving an amount per share equal to the product of (x) the difference between (a) Ambassador's most recent quarterly dividend amount (appropriately adjusted for any stock splits and the like) and (b) the product of the Conversion Ratio (as determined pursuant to the Merger Agreement) and AIMCO's most recent quarterly dividend amount (appropriately adjusted for any stock splits and the like), and
(y) the number of days which shall have elapsed through and including the day immediately prior to the day of the Effective Time since the end of the most recent calendar quarter (as of the Effective Time) for which Ambassador's dividend record date has occurred divided by 91. In addition, in the ordinary course of business after the Effective Time, AIMCO will declare a dividend for the quarter in which the Effective Time occurs in the amount of its regularly quarterly dividend amount for such quarter. See "The Merger Agreement and Terms of the Merger -- Distributions with Respect to Shares."

     The Merger Agreement provides that prior to the Effective Time, the Ambassador Board will call for the redemption of all outstanding shares of Ambassador Preferred Stock in accordance with, and at a redemption price equal to the amount set forth in Section 8(a) of the Articles Supplementary of Ambassador with respect thereto, to be effective simultaneously with, and to be conditioned upon, the occurrence of, the Effective Time. Notwithstanding the foregoing, the holders of such Ambassador Preferred Stock shall have the right to convert such stock into Ambassador Common Stock in the manner set forth in such Articles Supplementary. To the extent any Ambassador Preferred Stock shall not have been converted as of the Effective Time, AIMCO will provide the funds for, and cause payment to be made in respect of, the redemption thereof on the date of the Effective Time.

     On December 23, 1997, pursuant to a letter agreement, AIMCO and Ambassador agreed that, on or prior to June 30, 1998, AIMCO will form the Advisory Committee. The members of the Advisory Committee will be appointed by the Chairman of the Board of Directors of AIMCO and serve at the discretion of the Chairman of the Board of Directors until their replacements are duly appointed. In the letter agreement, AIMCO agreed that the group first appointed as members of the Advisory Committee will include at least one member who, as of December 23, 1997, was a member of the Ambassador Board. The letter agreement provides that AIMCO intends that the Advisory Committee will meet periodically to review the financial condition and strategic position of AIMCO, with the purpose of making recommendations to the AIMCO Board of Directors. However, the Advisory Committee will have such duties and authority, meet at such times, and receive such compensation as the AIMCO Board of Directors determines in its sole discretion. The letter agreement provides that it is understood that the Advisory Committee is not a committee of the AIMCO Board of Directors and no duties or responsibilities of the AIMCO Board of Directors will be assigned to the Advisory Committee.

BACKGROUND OF THE MERGER

     Issues relating to the long term strategy of Ambassador were discussed regularly by senior management and the Ambassador Board. In this regard, senior management and the Ambassador Board were of the view that, during the past several years, the REIT industry has been characterized by consolidation, driven in large measure by the economies of scale available to larger entities in the industry. They likewise believed that greater size permitted efficiencies and lower costs in capital raising, lower costs for goods and services resulting from larger centralized buying power, amortization of ongoing general and administrative costs over a broader portfolio base and other potential advantages for shareholders that could be gained in a combination with another operator. In addition, senior management and the Ambassador Board believed that the emergence of larger apartment REITs, with their appetites for acquisition of additional apartment communities, generally increased the prices at which these properties were offered and sold. As a result, as one of the smaller REITs, Ambassador found it increasingly difficult to identify and acquire additional multifamily residential assets at prices that would be accretive to Ambassador's earnings.

     On August 25, 1997, the Ambassador Board announced its intention to retain a financial advisor to assist Ambassador in maximizing shareholder value. The Ambassador Board formed a Facilitating Committee composed of three experienced independent directors to work with senior management and the financial advisor to coordinate this process. On August 22, 1997, the Ambassador Common Stock closed at $22.25 per share.

     Four investment banking firms were selected to compete for the appointment as financial advisor to Ambassador. Each of these firms had multinational real estate investment banking experience and was familiar with Ambassador and the multi-family residential business. Each provided extensive written material, analyzing publicly available information about the multi-family residential market and strategic options that might be available to Ambassador and made an in-person presentation to senior management and the Facilitating Committee. On September 19, 1997, the Ambassador Board, recognizing the substantial qualifications of all the advisor candidates, chose Merrill Lynch to act as Ambassador's financial advisor.

     While this selection process was ongoing, two multifamily REITs purchased significant stakes in Ambassador. On September 8, 1997, the limited partnership in which Equity Residential Property Trust serves as a general partner filed a
Schedule 13D Statement, stating that it had acquired 9.5% of the outstanding common stock of Ambassador for investment purposes. On September 15, the AIMCO Operating Partnership filed a Schedule 13D Statement, stating that it had acquired 8.5% of Ambassador's outstanding common stock for investment purposes. Both of these parties were advised that Ambassador was in the process of choosing a financial advisor and they were asked to coordinate any interest in acquiring additional shares with that advisor. Equity Residential Property Trust's operating partnership filed an amendment to its Schedule 13D on October 9, reflecting the sale of shares representing 5.5% of the outstanding common stock of Ambassador, and never thereafter formally made a proposal to acquire the remainder of Ambassador's common stock.

     On September 19, 1997, representatives of Merrill Lynch conducted a detailed briefing and discussion with the Ambassador Board during which they outlined the methodology they would employ in collecting and disseminating information about the business of Ambassador, identifying potential acquirers and examining and reporting on potential strategies for increasing shareholder value by methods other than sale or merger.

     On September 26, 1997, at a special meeting of Ambassador's Board of Directors, Merrill Lynch presented a review of potential strategic alternatives available to Ambassador. These alternatives included the continuation of Ambassador's existing strategy of property operation and of pursuing acquisition and renovation opportunities in its markets, the possibility of a so-called "merger of equals" with another public company, the merger of Ambassador into a larger public company, and combining with a privately controlled entity which could use additional third party leverage to enhance equity returns. Strategic alternative combination partners were reviewed and discussed. At the September 26 meeting, Merrill Lynch was instructed to further investigate such alternatives and to solicit interest on behalf of Ambassador in such transactions.

     By early October 1997, Merrill Lynch had completed preparation of a confidential disclosure memorandum and had assembled a list of more than 40 persons, firms and entities who were viewed as potential candidates for a business combination, or as potential sources of substantial additional capital for Ambassador. Eventually, 33 persons executed confidentiality agreements and were provided with copies of the confidential disclosure memorandum. Throughout October and early November, Merrill Lynch, Ambassador senior management and the Facilitating Committee had regular conferences concerning the progress of these efforts.

     On October 17, 1997, all parties known to be interested in acquiring Ambassador were asked to provide a written expression of interest describing the terms on which they had an interest in acquiring Ambassador no later than October 29, 1997. That date was later extended to October 30, 1997. On the later date, written expressions of interest were received from four parties, one of whom was AIMCO. In November 1997, written expressions of interest were received from three additional parties.

     On November 6, 1997, Mr. Glickman and Ms. Cafaro met with Mr. Considine and Mr. Kompaniez to discuss whether a merger would be in the best interests of the companies and their respective shareholders.

     On November 13, 1997, AIMCO advised Ambassador that it was interested in acquiring all of the shares of Ambassador in a merger at a net price to the shareholders of approximately $20 to $21 per share. This offer was considered by the Ambassador Board at a special meeting held on November 15. Merrill Lynch was present at these meetings, together with Ambassador's legal advisors. During these meetings, the directors considered the alternative of continuing as a stand-alone company. Extensive discussions were held concerning the limited resources available to Ambassador if this alternative was adopted, the increasing pressure from the larger REITs whose economies of scale permitted less costly operation, higher acquisition costs and other factors. The Ambassador Board concluded that this alternative, while viable, was not in the best interests of the shareholders.

     At the conclusion of the November 15 meeting, the Ambassador Board instructed Merrill Lynch to negotiate with AIMCO, while continuing its efforts to identify and encourage other persons interested in business combinations.

     During early December, negotiations continued. General terms and timing were discussed and a tentative exchange ratio was established based on the then market value of AIMCO's common stock, approximately $36 per share, and a net price to Ambassador shareholders of $21 per share.

     On December 15, the AIMCO Operating Partnership filed an amended Schedule 13D Statement, stating that AIMCO had made an offer to merge with Ambassador with a net price of $21.00 per share of Ambassador Common Stock and on December 16, 1997, AIMCO provided an initial draft of a merger agreement.

     On December 17 and 18, 1997, Mr. Glickman, Ms. Cafaro, Mr. Levy, Merrill Lynch and Ambassador's counsel met with Mr. Kompaniez and AIMCO's counsel at the Chicago offices of AIMCO's counsel to negotiate with respect to the terms of the proposed merger agreement.

     On December 18, 1997, a special meeting of the Ambassador Board considered all offers and expressions of interest then remaining pending, consisting of the proposed merger upon the terms set forth in the draft of a merger agreement provided by AIMCO and expressions of interest from two privately-held entities interested in a "reverse merger." Certain members of the Ambassador Board and/or Merrill Lynch met with each of these parties. Based on these meetings and subsequent discussions with Merrill Lynch, the Ambassador Board concluded that the likelihood was low that either of the proposed "reverse mergers" could be consummated on a timely basis, if at all, and that the return to the shareholders, even if one of those proposed transactions was consummated, was so uncertain that pursuing it would not be in the best interests of the shareholders. The Ambassador Board reviewed possibilities available to Ambassador in detail with its financial advisor and its lawyers. The Ambassador Board therefore determined to proceed with negotiations with respect to the AIMCO transaction, subject to the receipt of any other viable offers prior to execution of a merger agreement and to the advice of its financial advisor concerning the fairness of the transaction from a financial point of view. Ambassador Common Stock's closing price on the NYSE was $20.3125 on December 18.

     On December 22, the AIMCO Board met and approved the merger on the terms set forth in the draft merger agreement, subject to such changes as were approved by management of AIMCO.

     Negotiations continued through December 22. The Ambassador Board met on December 21 and 22 to consider the terms of the proposed transaction. On December 21, Ambassador's legal counsel recapitulated previous discussions concerning issues related to the terms of the merger and again advised the Ambassador Board of its fiduciary duties in connection with the transaction. On December 22, Merrill Lynch made a presentation to the Ambassador Board and delivered its opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Ambassador Common Stock (other than AIMCO and its affiliates) in the Merger. After extensive discussion which included Merrill Lynch and legal counsel, the meeting was adjourned to the morning of December 23, at which time a final version of the proposed merger agreement was made available to the Ambassador Board. The Ambassador Board then approved and adopted, by a vote of seven to one, the merger agreement and approved the transactions contemplated thereby. That morning the parties executed the merger agreement and later that day publicly announced the transaction.

REASONS OF AMBASSADOR FOR THE MERGER; RECOMMENDATION OF THE AMBASSADOR BOARD

     THE BOARD OF DIRECTORS OF AMBASSADOR, BY A VOTE OF SEVEN TO ONE, HAS APPROVED THE MERGER AGREEMENT, HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, AMBASSADOR AND THE HOLDERS OF AMBASSADOR COMMON STOCK AND RECOMMENDS THAT ALL OF THE STOCKHOLDERS OF AMBASSADOR VOTE FOR THE APPROVAL, ADOPTION AND AUTHORIZATION OF THE MERGER AGREEMENT PROPOSAL.

     In making its determination with respect to the Merger, the Ambassador Board considered, among other things:

          (i) the Ambassador Board's familiarity with Ambassador's business, financial condition, results of operations, business strategy and prospects, current industry, economic and market conditions, and the Ambassador Board's assessment of the consequences of remaining independent, and risks inherent in such a course, including the impact of increasing competition, the difficulty in identifying and acquiring additional multifamily residential assets at attractive prices, Ambassador's access to capital on acceptable terms, its ability to be an acquiror in a consolidating market and the future for small and medium sized apartment REITs in such a consolidating market;

          (ii) the Ambassador Board's view that the Merger represents the greatest potential to maximize shareholder value and that the proposed transaction with AIMCO was the best alternative reasonably available to Ambassador's shareholders. In this regard, the Board considered Ambassador's efforts to maximize shareholder value since it announced on August 25, 1997 its intention to hire a financial advisor to assist Ambassador in maximizing shareholder values, and, in particular, the discussions management conducted with its advisor, Merrill Lynch, discussions and negotiations with, and terms of expressions of interest received from, other parties as to possible transactions with Ambassador and the likelihood of concluding a transaction with such other parties on terms more favorable to Ambassador stockholders than the Merger. The Ambassador Board believed that, after such discussions, there were no other prospective purchasers that had the financial ability to complete the transaction, would be willing to pay an aggregate consideration greater than that to be paid by AIMCO in the Merger and would be willing to commit to a transaction with greater certainty than that provided by AIMCO pursuant to the Merger Agreement;

          (iii) the terms of the Merger Agreement, which the Ambassador Board viewed as favorable because it believed them to be fair to Ambassador and the holders of Ambassador Common Stock and because the terms were reached through extensive arms-length negotiations. In this regard, the Ambassador Board noted that the Merger represented an attractive opportunity for shareholders to continue their investment in a significantly larger company with significantly expanded geographical diversification and improved access to public debt and equity markets to support AIMCO's growth following the Effective Time. As part of its deliberations in this regard, the Ambassador Board considered, among other factors, the age, condition and geographic diversification of AIMCO's assets, the depth and experience of its management and its capital structure, funds from operations and Debt to Total Market Capitalization Ratio, as well as its future prospects and opportunities for growth as a combined company with Ambassador;

          (iv) AIMCO's financial condition, results of operations, cash flows, and competitive position, and the risks of owning shares of AIMCO, including those set forth in "Risk Factors," above;

          (v) terms of the Merger Agreement which, (A) although prohibiting Ambassador and its representatives from soliciting, initiating or facilitating Acquisition Proposals (as defined herein), permit Ambassador and its representatives to furnish information to, and negotiate and otherwise engage in discussions with, any third party in response to unsolicited inquiries, to the extent the Ambassador Board determines in good faith that to do so has a reasonable prospect of leading to a Superior Proposal (as defined herein) or that failure to take such action would be inconsistent with the fiduciary duties of the Ambassador Board under applicable law, and (B) permit Ambassador to terminate the Merger Agreement to accept a Superior Proposal, subject to payment of termination fees, as described herein. See "The Merger Agreement and Terms of the Merger -- Response to Other Offers" and "The Merger Agreement and Terms of the Merger -- Termination Fees;"

          (vi) the Ambassador Board's view, after consultation with management and Merrill Lynch, regarding the likelihood of the emergence of other viable purchasers on terms as favorable as those in the Merger, and, after consultation with counsel to Ambassador, as to the ability of Ambassador to agree to a transaction with such a purchaser, notwithstanding the Merger Agreement;

          (vii) that the structure of the Merger, particularly the fact that the Merger, as a "stock-for-stock" transaction (except for partial payment of cash in limited circumstances), rather than a "cash-for-stock" transaction, will provide an opportunity for Ambassador's shareholders to participate in any future appreciation of AIMCO;

          (viii) the expected treatment of the Merger as a "tax-free" reorganization;

          (ix) the fact that, under the Merger Agreement, of all of the third-party consents which might have been required in connection with the continuation of Ambassador's credit enhancement facilities, only the consent of the Federal National Mortgage Association ("FNMA") is a condition to AIMCO's obligation to consummate the Merger;

          (x) the fact that pursuant to the terms of the Merger Agreement, in the event of a decline in the market price of AIMCO Common Stock or a general market decline between the date of the Merger Agreement and the Effective Time, the economic value of the consideration to be received in the Merger for each share of Ambassador Common Stock would be protected through the Conversion Ratio mechanism;

          (xi) the conditions to the Merger, and the fact that there would be no special financing or "due diligence" contingency to the Merger. In this connection, the Ambassador Board also considered the likelihood that the Merger would be consummated, including the likelihood of satisfaction of the conditions to the Merger, the risks to Ambassador if the Merger were not consummated and the experience and reputation of AIMCO;

          (xii) the opinion, analyses and presentations of Merrill Lynch, including the opinion that, subject to certain considerations, assumptions and limits of review, the consideration to be received by the holders of Ambassador Common Stock (other than AIMCO and its affiliates) pursuant to the Merger was fair from a financial point of view to such holders; and

          (xiii) the recommendation of Ambassador's management with respect to the proposed transaction.

     The Ambassador Board also considered certain potentially negative factors in its deliberations concerning the Merger, including, among others:

          (i) the risk that the anticipated benefits of the Merger might not be fully realized;

          (ii) the substantial management time and effort required to effectuate the Merger; and

          (iii) the possibility that Ambassador may be required, if the Merger Agreement is terminated under certain circumstances, to pay AIMCO a Break-Up Fee and to reimburse AIMCO Break-Up Expenses, as described herein.

     In addition to the above factors, the Ambassador Board was mindful of and evaluated the actual and potential conflicts of interest. In view of the wide variety of factors considered by the Ambassador Board, the Ambassador Board did not quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determination. Rather, the Ambassador Board viewed its position and recommendations as being based on its judgment in light of the totality of the information presented to and considered by it as to the overall effect of the Merger on Ambassador stockholders (including in comparison to the potential and likely effects of rejecting the Merger Agreement Proposal).

OPINION OF FINANCIAL ADVISOR TO AMBASSADOR BOARD

     Merrill Lynch was retained by Ambassador on September 19, 1997 to assist Ambassador in the evaluation and implementation of strategic alternatives intended by Ambassador to maximize shareholder value. At the meeting of the Ambassador Board held on December 22, 1997, Merrill Lynch delivered a written opinion (the "Merrill Lynch Opinion") to the Ambassador Board to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in the Merrill Lynch Opinion, the consideration to be received by the holders of Ambassador Common Stock (other than AIMCO and its affiliates) in the Merger was fair to such stockholders from a financial point of view. Merrill Lynch has not been requested to, and will not, update its opinion prior to the Closing.

     THE FULL TEXT OF THE MERRILL LYNCH OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS APPENDIX II TO THIS PROXY STATEMENT/PROSPECTUS. EACH HOLDER OF AMBASSADOR COMMON STOCK IS URGED TO READ SUCH OPINION IN ITS ENTIRETY. THE MERRILL LYNCH OPINION WAS INTENDED FOR THE USE AND BENEFIT OF THE AMBASSADOR BOARD, WAS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO THE HOLDERS OF AMBASSADOR COMMON STOCK (OTHER THAN AIMCO AND ITS AFFILIATES) FROM A FINANCIAL POINT OF VIEW, DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY AMBASSADOR TO ENGAGE IN THE MERGER, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER AGREEMENT PROPOSAL OR ANY TRANSACTION RELATED THERETO. MERRILL LYNCH DID NOT EXPRESS ANY OPINION IN THE MERRILL LYNCH OPINION AS TO THE PRICES AT WHICH THE AMBASSADOR COMMON STOCK OR THE AIMCO COMMON STOCK WOULD TRADE FOLLOWING THE ANNOUNCEMENT OR CONSUMMATION OF THE MERGER. THE MERGER CONSIDERATION WAS DETERMINED ON THE BASIS OF NEGOTIATIONS BETWEEN AMBASSADOR AND AIMCO AND WAS APPROVED BY THE AMBASSADOR BOARD. THE SUMMARY OF THE MERRILL LYNCH OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at the Merrill Lynch Opinion, Merrill Lynch among other things:
(i) reviewed certain publicly available business and financial information relating to Ambassador and AIMCO which Merrill Lynch deemed to be relevant; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, funds from operations, adjusted funds from operations, cash flow, assets, liabilities and prospects of Ambassador and AIMCO furnished to Merrill Lynch by Ambassador and AIMCO, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to Merrill Lynch by Ambassador and AIMCO; (iii) conducted discussions with members of senior management of AIMCO and Ambassador concerning the matters described in clauses (i) and (ii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies; (iv) reviewed the market prices and valuation multiples for the Ambassador Common Stock and the AIMCO Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed relevant; (v) reviewed the results of operations of Ambassador and AIMCO and compared them with those of certain publicly traded companies that Merrill Lynch deemed relevant; (vi) compared the proposed financial terms of the Merger with the financial terms of certain other transactions which Merrill Lynch deemed relevant; (vii) participated in certain discussions and negotiations among representatives of Ambassador and AIMCO and their financial and legal advisors; (viii) reviewed the potential pro forma impact of the Merger; (ix) reviewed a draft, dated December 22, 1997, of the Merger Agreement; and (x) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing the Merrill Lynch Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available. Merrill Lynch also did not assume any responsibility for independently verifying such information or for undertaking an independent evaluation or appraisal of any of the assets or liabilities of Ambassador or AIMCO, and Merrill Lynch has not been furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Ambassador or AIMCO. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with Merrill Lynch by Ambassador and AIMCO, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of Ambassador's or AIMCO's management as to the expected future financial performance of Ambassador or AIMCO, as the case may be, and the Expected Synergies. Merrill Lynch further assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.


     Merrill Lynch's opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and upon the information made available to Merrill Lynch, as of the date of the Merrill Lynch Opinion. In that regard, in arriving at its opinion Merrill Lynch was not aware of the possibility of the Insignia Merger and did not take into account such merger or any other event or development that occurred subsequent to the date of the Merrill Lynch Opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the Merger. Merrill Lynch also assumed that the combined entity will continue to qualify after the Merger as a REIT for federal income tax purposes.


     At Ambassador's request, Merrill Lynch contacted over 40 potential acquirors of Ambassador. Such potential acquirors were selected by Ambassador and Merrill Lynch from a group of companies and other parties likely to be interested in an acquisition of Ambassador.

     At the meeting of the Ambassador Board held on December 22, 1997, Merrill Lynch presented certain financial analyses in connection with the delivery of the Merrill Lynch Opinion. The following is a summary of the material financial and comparative analyses performed by Merrill Lynch in arriving at the Merrill Lynch Opinion.

Valuation of Ambassador

     Historical Trading Performance and Current Capitalization. Merrill Lynch reviewed certain trading information for Ambassador and, on the basis thereof, calculated its market value, market capitalization and trading multiples based on its stock price as of December 18, 1997, of $20.31. For this purpose, Merrill Lynch defined "total market capitalization" as the market value of Ambassador's common equity (including the assumed conversion of all outstanding operating partnership units and preferred shares into shares of Ambassador Common Stock), plus total debt (including an estimated $25.9 million of equity associated with the redemption of units in Jupiter-I, L.P. and Jupiter-II, L.P., which was treated as debt for this purpose). Merrill Lynch then calculated the market value of Ambassador as a multiple of projected funds from operations ("FFO") (based on mean estimates of FFO provided by First Call, an industry service provider of earnings estimates based on an average of earnings estimates published by various investment banking firms ("First Call")), and FFO less recurring capital expenditures ("AFFO"). Ambassador's FFO multiples for 1997 and 1998 were 10.7x and 10.4x respectively, and AFFO multiples for 1997 and 1998 were 12.5x and 11.7x, respectively.

     Merrill Lynch also reviewed AIMCO's offer for Ambassador and, on the basis thereof, calculated an aggregate net offer value for the Ambassador Common Stock (the "Net Offer Value") of $268.8 million. Using an estimation of Ambassador's debt balances as of December 31, 1997 provided by Ambassador's management, Merrill Lynch also calculated an aggregate transaction value (the "Transaction Value") of $700.5 million which consisted of the Net Offer Value plus debt and redemption costs of $435.5 million, less an estimation of Ambassador's cash balance at December 31, 1997 of $3.8 million. With respect to the Net Offer Value, Merrill Lynch calculated FFO multiples for 1997 and 1998 of 11.1x and 10.7x, respectively, and the AFFO multiples for 1997 and 1998 of 12.9x and 12.1x, respectively.

     Analysis of Selected Comparable Publicly Traded Companies. Using publicly available information and estimates of future financial results published by First Call, and taken from Merrill Lynch Equity Research, Merrill Lynch compared certain financial and operating information and ratios for Ambassador with the corresponding financial and operating information for a group of publicly traded companies engaged primarily in the ownership, management, operation and acquisition of multifamily properties. For the purpose of its analysis, the following companies were used as comparable companies to Ambassador: Amli Residential Properties Trust, Associated Estates Realty Corporation, Gables Residential Trust, Oasis Residential, Inc., Town & Country Trust, Summit Properties Inc. and Mid-America Apartment Communities, Inc. (collectively, the "Ambassador Comparable Companies").

     Merrill Lynch's calculations resulted in the following relevant ranges for the Ambassador Comparable Companies and for Ambassador as of December 18, 1997 (calculation for Oasis Residential Inc. made as of December 16, 1997, the last trading day prior to its announcement of a merger with Camden Property Trust): a range of debt to total market capitalization of 38.2% to 49.4%, with a mean of 43.2% (as compared to Ambassador at 62.6%); a range of market value as a multiple of projected 1997 FFO of 9.9x to 11.4x, with a mean of 10.5x (as compared to Ambassador at 10.7x); a range of market value as a multiple of projected 1998 FFO of 9.2x to 10.5x, with a mean of 9.8x (as compared to Ambassador at 10.4x); a range of market value as a multiple of projected 1997 AFFO of 10.8x to 12.8x, with a mean of 11.9x (as compared with Ambassador at 14.0x); and a range of market value as a multiple of projected 1998 AFFO of 9.8x to 11.7x, with a mean of 10.9x (as compared to Ambassador at 13.5x). Based upon projected 1998 FFO multiples, the implied per share valuation of the Ambassador Common Stock was between $18.05 and $20.58.

     None of the Ambassador Comparable Companies is, of course, identical to Ambassador. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Ambassador Comparable Companies and other factors that could affect the public trading volume of the Ambassador Comparable Companies, as well as that of Ambassador. In addition, the multiples of market value to estimated 1997 and projected 1998 FFO and AFFO for the Ambassador Comparable Companies are based on projections prepared by research analysts using only publicly available information. Accordingly, such estimates may or may not prove to be accurate.

     Comparable Transaction Analysis. Merrill Lynch also compared certain financial ratios of the Merger with those of selected other mergers and strategic transactions involving REITS. These transactions were Camden Property Trust's acquisition of Oasis Residential, Inc., Equity Residential Properties Trust's acquisition of Evans Withycombe Residential, Inc., Post Properties, Inc.'s acquisition of Columbus Realty Trust, Equity Residential Properties Trust's acquisition of Wellsford Residential Property Trust, Camden Property Trust's acquisition of Paragon Group, Inc., United Dominion Realty Trust, Inc.'s acquisition of South West Property Trust, Mid-America Apartment Communities, Inc.'s acquisition of America First REIT and Wellsford Residential Property Trust's acquisition of Holly Residential Properties, Inc. (collectively, the "Transaction Comparables").

     Using publicly available information and estimates of financial results as published by First Call, Merrill Lynch calculated the premium of the implied offer prices relative to the acquired company's stock price on the day before the announcement of the respective transaction and the implied offer value per share for the acquired company, as of the day before the announcement of the respective transaction, as a multiple of the projected FFO per share for such company. This analysis yielded a range of premiums of 4.9% to 38.0% with a mean of 14.4% and a range of transaction FFO multiples of 9.2x to 12.3x with a mean of 10.9x. This resulted in an implied per share valuation of between $18.03 and $24.11 for the Ambassador Common Stock.

     Discounted Cash Flow Analyses. Merrill Lynch performed discounted cash flow analyses (i.e., an analysis of the present value of the projected levered cash flows for the periods using the discount rates indicated) of Ambassador based upon projections provided by Ambassador's management for the years 1998 through 2002, inclusive, using discount rates reflecting an equity cost of capital ranging from 13.7% to 15.7% and terminal value multiples of calendar year 2002 FFO ranging from 10.0x to 11.0x. The range of implied present values per share of Ambassador Common Stock was approximately $17.65 to $20.35 using the discounted dividend method and approximately $18.45 to $21.19 based upon the discounted AFFO method.

     Net Asset Valuation Analysis. Merrill Lynch performed a net asset valuation for Ambassador based upon an asset-by-asset real estate valuation of Ambassador's properties, an estimation of the current value for Ambassador's other assets and liabilities, and an estimation of Ambassador's debt balances as of December 31, 1997. The real estate valuation utilized property specific projections prepared by Ambassador's management for the calendar year 1998. For the operating portfolio of Ambassador, the valuation utilized the direct capitalization method on 1998 property net operating income and a range of weighted-average capitalization rates of 8.75% to 9.25%. These calculations indicated a per share net asset valuation range for Ambassador Common Stock of approximately $18.65 to $21.01.

Valuation of AIMCO

     Historical Trading Performance and Current Capitalization. Merrill Lynch reviewed certain trading information for AIMCO and, on the basis thereof, calculated its market value, market capitalization and trading multiples based on its stock price as of December 18, 1997 of $35.38. For this purpose, Merrill Lynch defined "total market capitalization" as the market value of AIMCO's common equity (including the assumed conversion of all outstanding operating partnership units into shares of AIMCO Common Stock) plus preferred stock at liquidation value plus total debt. Merrill Lynch then calculated the market value of AIMCO as a multiple of projected FFO (based on mean estimates of FFO provided by First Call) and AFFO. AIMCO's FFO multiples for 1997 and 1998 were 12.8x and 10.9x, respectively, and the AFFO multiples for 1997 and 1998 were 14.0x and 11.8x, respectively.


     Analysis of Selected Comparable Publicly Traded Companies. Using publicly available information and estimates of future financial results published by First Call and taken from Merrill Lynch Equity Research, Merrill Lynch compared certain financial and operating information and ratios for AIMCO with the corresponding financial and operating information for a group of publicly traded companies engaged primarily in the ownership, management, operation and acquisition of multifamily properties. For the purpose of its analysis, the following companies were used as comparable companies to AIMCO: BRE Properties, Inc., Camden Property Trust (excluding its pending merger with Oasis Residential, Inc.), Equity Residential Properties Trust, Merry Land & Investment Co., Inc., Security Capital Atlantic Incorporated, Security Capital Pacific Trust, United Dominion Realty Trust, Inc. and Walden Residential Properties, Inc. (Walden Residential Properties, Inc. data is pro forma its merger with Drever Partners, Inc. which was consummated on October 1, 1997) (collectively, the "AIMCO Comparable Companies").


     Merrill Lynch's calculations resulted in the following relevant ranges for the AIMCO Comparable Companies and for AIMCO as of December 18, 1997 (Camden Property Trust calculated as of December 16, 1997): a range of debt to total market capitalization of 18.9% to 42.5%, with a mean of 28.0% (as compared to AIMCO at 44.7%); a range of market value as a multiple of projected 1997 FFO of 10.3x to 14.8x, with a mean of 12.5x (as compared to AIMCO at 12.8x); a range of market value as a multiple of projected 1998 FFO of 9.6x to 13.2x, with a mean of 11.3x (as compared to AIMCO at 10.9x); a range of market value as a multiple of projected 1997 AFFO of 12.1x to 15.7x, with a mean of 13.8x (as compared with AIMCO at 14.6x); and a range of market value as a multiple of projected 1998 AFFO of 11.0x to 14.0x, with a mean of 12.5x (as compared to AIMCO at 12.5x). Based upon projected 1998 FFO multiples, the implied per share valuation of the AIMCO Common Stock was between $31.13 and $42.65.

     None of the AIMCO Comparable Companies is, of course, identical to AIMCO. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the AIMCO Comparable Companies and other factors that could affect the public trading volume of the AIMCO Comparable Companies, as well as that of AIMCO. In addition, the multiples of market value to estimated 1997 and projected 1998 FFO and AFFO for the AIMCO Comparable Companies are based on projections prepared by research analysts using only publicly available information. Accordingly, such estimates may or may not prove to be accurate.

     Comparable Transaction Analysis. Merrill Lynch also compared certain financial ratios of the Merger with those of the Transaction Comparables. Using publicly available information and estimates of financial results as published by First Call, Merrill Lynch calculated with respect to the Transaction Comparables the premiums of the implied offer prices relative to the acquired company's stock price on the day before the announcement of the respective transaction and the implied offer value per share for the acquired company, as of the day before the announcement of the respective transaction, as a multiple of the projected FFO per share for such company. This analysis yielded a range of premiums of 4.9% to 38.0% with a mean of 14.4% and a range of transaction FFO multiples of 9.2x to 12.3x with a mean of 10.9x. This resulted in an implied per share valuation of AIMCO Common Stock of between $29.80 and $39.85.

     Discounted Cash Flow Analyses. Merrill Lynch performed discounted cash flow analyses (i.e., an analysis of the present value of the projected levered cash flows for the periods using the discount rates indicated) of AIMCO based upon projections provided by AIMCO's management for the years 1998 through 2002, inclusive, using discount rates reflecting an equity cost of capital ranging from 15.0% to 17.0% and terminal value multiples of calendar year 2002 FFO ranging from 10.5x to 11.5x. The range of implied present values per share of AIMCO Common Stock was approximately $30.27 to $35.00 using the discounted dividend method and approximately $33.31 to $38.19 based upon the discounted AFFO method.

     Net Asset Valuation Analysis. Merrill Lynch performed a net asset valuation for AIMCO based upon an aggregate real estate valuation of AIMCO's properties, an estimation of the current value for AIMCO's other assets and liabilities, and an estimation of AIMCO's debt balances as of December 31, 1997. The real estate valuation utilized projections prepared by AIMCO's management for the calendar year 1998. For the operating portfolio of AIMCO, the valuation utilized the direct capitalization method on 1998 property net operating income and a range of capitalization rates of 8.9% to 9.4%. These calculations indicated a per share net asset valuation range for AIMCO Common Stock of approximately $32.50 to $34.51.

     Pro Forma Merger Consequences. Merrill Lynch analyzed the pro forma effects resulting from the Merger, including the potential impact on AIMCO's projected standalone FFO per share and the anticipated accretion (i.e., the incremental increase) to AIMCO's per share FFO resulting from the Merger. Merrill Lynch observed that, after giving effect to the Expected Synergies, the Merger would be accretive to AIMCO's projected FFO per share in each of the years 1998 through 2002, inclusive, and that the year-over-year annual growth rates for FFO per share in each of the years 1999 through 2002, inclusive, exceeded such comparable results for AIMCO on a standalone basis.

     The summary set forth above does not purport to be a complete description of the analysis performed by Merrill Lynch in arriving at the Merrill Lynch Opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial or summary description. Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create a misleading view of the process underlying the Merrill Lynch Opinion. In its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Ambassador's, AIMCO's and Merrill Lynch's control. Any estimates contained in Merrill Lynch's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty.

     The Ambassador Board selected Merrill Lynch to render a fairness opinion because Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the Merger and because it is familiar with Ambassador and its business. Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

     Pursuant to a letter agreement dated September 19, 1997, Ambassador has agreed to pay Merrill Lynch a fee equal to approximately $3.2 million upon consummation of the Merger. In addition, Ambassador has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, subject to certain limitations, and to indemnify Merrill Lynch and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement.

     Merrill Lynch has, in the past, provided financial advisory services to AIMCO and may continue to do so and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade in the securities of Ambassador or AIMCO, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. As of December 31, 1997, affiliates of Merrill Lynch held 905,400 shares of Ambassador Common Stock.

AMBASSADOR STOCK OPTIONS

     Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding Ambassador Stock Option will become fully vested and exercisable. Pursuant to the Merger Agreement, holders of Ambassador Stock Options may elect prior to the Effective Time to have the Ambassador Stock Options with respect to which such election is made canceled and, in consideration for such cancellation, each such electing holder shall receive on the day of the Effective Time for each share subject to the Ambassador Stock Options for which such election is made, an amount (subject to any applicable withholding tax) in cash equal to the excess, if any, of $21.00 over the per share exercise price of such Ambassador Stock Option. Pursuant to the Merger Agreement, as of the Effective Time, each outstanding Ambassador Stock Option for which such an election has not been made shall be converted into an option (or a new substitute option shall be granted) to purchase the number of shares of AIMCO Common Stock (rounded up to the nearest whole share) equal to the number of shares of Ambassador Common Stock subject to such option multiplied by the Conversion Ratio (as calculated pursuant to the definition thereof, without regard to the provisions regarding AIMCO's election) at an exercise price per share of AIMCO Common Stock (rounded down to the nearest penny) equal to the former exercise price per share of Ambassador Common Stock under such option divided by the Conversion Ratio (as calculated pursuant to the definition thereof, without regard to the provisions regarding AIMCO's election), subject to adjustment based on the applicability of certain provisions of the Code. Based upon the number of Ambassador Stock Options outstanding at December 31, 1997, AIMCO will reserve approximately 260,898 shares of AIMCO Common Stock for issuance upon exercise of such options.

REGISTRATION RIGHTS AGREEMENT

     The following summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the registration rights agreement actually entered into by AIMCO in connection with the referenced transactions.

     The Merger Agreement requires AIMCO to enter into the Registration Rights Agreement prior to the Effective Date. In accordance with the terms of the Merger Agreement, it is currently anticipated that the Registration Rights Agreement will provide as follows:

     Registration. The Merger Agreement requires AIMCO to enter into a Registration Rights Agreement with those Ambassador stockholders who are Rule 145 Affiliates and who execute an Affiliate Agreement pursuant to which such Rule 145 Affiliates agree, among other things, to comply with the provisions of Rule 145 and with holders of OP Units who receive AIMCO OP Units in the OP Reorganization or who own OP Units as of the Effective Time. Pursuant to the Registration Rights Agreement, AIMCO would be obligated to file a shelf registration statement (the "Shelf Registration Statement") with the Commission within 60 to 90 days after the delivery of the Registration Rights Agreement to register for resale the shares of AIMCO Common Stock held by parties to the Registration Rights Agreement ("Affiliate Shares"). AIMCO would be required to use its best efforts to effect such registration as soon as possible, and to keep such registration continuously effective for three years.

     In addition, during the first three years following the Effective Time, AIMCO is required to file a registration statement (the "Demand Registration Statement," and together with the Shelf Registration Statement, the "Merger Registration Statements") with the Commission within 60 to 90 days of written notice (a "Demand Notice") by holders of at least 200,000 Affiliate Shares to register such Affiliate Shares for resale. Such holders would be entitled to demand two Demand Registration Statements per year. AIMCO would be required to keep such Demand Registration Statement continuously effective until the earlier of (i) 90 days after the Commission declares such Demand Registration Statement effective and (ii) the date all shares covered by such Demand Registration Statement have been sold pursuant to such Demand Registration Statement. Mr. Glickman will have additional rights to demand Demand Registrations.

     It is possible that the Registration Rights Agreement could also contain provisions with respect to so-called "piggyback" registration rights.

     Deferral of Registration; Suspension of Sales. Notwithstanding the foregoing, AIMCO has the right to defer the filing of the Merger Registration Statements (or suspend sales under any effective Merger Registration Statement) for periods of not more than 90 days in any calendar year, if AIMCO determines that it would be detrimental to AIMCO and its stockholders to file such registration statement at such time (or to permit continued sales under an effective Merger Registration Statement).

     Expenses. AIMCO is required to bear the expenses of the registration of the Affiliate Shares. AIMCO will also pay the fees and disbursements, not to exceed $25,000 per registration, of counsel selected by holders owning a majority of the Affiliate Shares to represent such holders. Selling stockholders are responsible for paying any other selling expenses, including underwriting discounts and broker's commissions, and expenses of selling stockholder's counsel except as described in the previous sentence.

INTERESTS OF DIRECTORS AND MANAGEMENT OF AMBASSADOR AND AIMCO IN THE MERGER AND THE RELATED TRANSACTIONS

     Certain current and former members of the Ambassador Board, senior management and current and former affiliates of Ambassador have interests in the transactions contemplated under the Merger Agreement that may present them with potential conflicts of interest. The Ambassador Board was aware of these potential conflicts at the time of its consideration of the Merger. A summary of these potential conflicts of interest is provided below.

     Ambassador Stock Options. The following table sets forth, as of March 17, 1998, with respect to the directors and executive officers of Ambassador, (i) the number of shares of AIMCO Common Stock that will be purchasable upon exercise of Ambassador Stock Options held by such persons, all of which are vested as a result of the Merger Agreement (as are all of the options held by employees of Ambassador), and (ii) the average exercise price per share of AIMCO Common Stock, in each case assuming that such director or executive officer elects to have his or her Ambassador Stock Options converted into options to purchase shares of AIMCO Common Stock.:

                                                                                WEIGHTED
                                                               SHARES OF        AVERAGE
                                                                 AIMCO          EXERCISE
                            NAME                              COMMON STOCK   PRICE/SHARE(1)
                            ----                              ------------   --------------
Norman R. Bobins............................................      8,746          $32.59
Debra A. Cafaro.............................................     27,407          $41.59
Thomas J. Coorsh............................................     14,575          $33.16
David M. Glickman...........................................     99,110          $31.26
David B. Heller.............................................      8,746          $32.59
Richard F. Levy.............................................      8,746          $32.59
Jane R. Patterson...........................................      8,746          $32.59
Michael W. Reschke..........................................     56,843          $28.23

-------------------------
(1) Assumes the Conversion Ratio is 0.583. The actual adjustment will depend on the AIMCO Index Price, as finally determined pursuant to the Merger Agreement. See "-- Ambassador Stock Options" above.

     Employment Agreements. On April 7, 1997, Ambassador entered into a new employment agreement with David Glickman, Ambassador's Chief Executive Officer, terminating his existing employment agreement executed in August 1994, which was scheduled to expire on August 31, 1997. The new employment agreement provides for an initial term ending December 31, 1999, and extends automatically for additional one-year periods unless terminated by either Ambassador or Mr. Glickman with at least 180 days' prior written notice. The employment agreement provides for a salary of not less than $250,000 in 1997, increasing each year thereafter by 10% per year over the prior year's minimum (and accordingly increased to $275,000 on January 1, 1998), bonuses to be paid at the discretion of the Ambassador Board and the immediate vesting of all his then-outstanding unvested options. In the event there is a Change of Control (as defined in the employment agreement) during the term of his employment or within 6 months after the termination of his employment by Ambassador without Cause or for Disability or by Mr. Glickman for Good Reason (each as defined in the employment agreement), whether or not his employment is terminated in connection therewith, Mr. Glickman shall receive a lump sum payment equal to the lesser of $2,595,000 and 2.99 times his "base amount" as defined by Section 280G of the Internal Revenue Code (generally equal to his prior five-year average compensation). In addition, if Mr. Glickman's employment is terminated by Ambassador without Cause or for Disability or by Mr. Glickman for Good Reason, he shall receive a lump sum termination payment equal to his annual base salary then in effect for a period equal to the greater of six months or one-half of the remaining employment term, unless he has received or within seven months after the date of termination receives the Change of Control payment described above. Upon termination of his employment, Mr. Glickman will receive a lump sum payment equal to $900,000, for which he has agreed during the one-year period following such termination not to compete with Ambassador in its principal markets and to provide Ambassador with consulting services. Ambassador's sole recourse if Mr. Glickman breaches his non-compete or consulting arrangements is liquidated damages in the amount of $75,000 for each month remaining in such one-year period after such breach.

     On April 7, 1997, Ambassador also entered into a new employment agreement with Thomas J. Coorsh, Ambassador's Senior Vice President, Secretary and currently interim Chief Financial Officer. Mr. Coorsh's employment agreement is substantially identical to the employment agreement of Mr. Glickman except that the initial minimum salary is $140,000; the amount of the Change of Control compensation shall not exceed $385,000, the noncompete/consulting services payment is $215,000 and the liquidated damages amount for breach of the noncompete/consulting arrangement is $17,917 per month. Effective January 1, 1998, in accordance with the terms of his employment agreement, Mr. Coorsh's salary was increased to $154,000.

     On April 7, 1997, Ambassador entered into an employment agreement with Debra A. Cafaro, Ambassador's President, which agreement was amended on December 19, 1997. The employment agreement provides for an initial term ending December 31, 1999, and extends automatically for additional one-year periods unless terminated by either Ambassador or Ms. Cafaro with at least 180 days' prior written notice. The employment agreement provides for an annualized salary of not less than $225,000 in 1997, increasing each year thereafter by

10% per year over the prior years minimum (and, accordingly was increased to $247,500 effective January 1, 1998); a bonus for 1997 of 90% of the bonus paid to Mr. Glickman for 1997 (no such bonuses were paid to Mr. Glickman for 1997) and bonuses at the discretion of the Ambassador Board thereafter; and options to purchase 47,010 shares of Ambassador Common Stock which vest one-fourth each six months and immediately upon a Change of Control or termination of her employment as a result of her death, by Ambassador without Cause or for Disability or by Ms. Cafaro for Good Reason (each as defined in the agreement). The employment agreement also provides that Ambassador will lend to Ms. Cafaro $700,000 in connection with the purchase of 32,990 of OP Units, at a price of $24.25 per OP Unit. The loan bears interest at 6.38% and matures on the earlier of June 30, 2000, and six months after the termination of her employment with Ambassador other than as a result of her death, by Ambassador without Cause or for Disability or by Ms. Cafaro for Good Reason and is extended for so long as she is prohibited from exchanging her OP Units and publicly selling the Ambassador Common Stock received in exchange for such OP Units, but not later than June 30, 2000. In the event there is a Change of Control (as defined in the employment agreement) during 1998 and during the term of her employment or within 6 months after the termination of her employment by Ambassador without Cause or for Disability or by Ms. Cafaro for Good Reason whether or not her employment is terminated in connection therewith, Ms. Cafaro shall receive a lump sum payment equal to twice her annualized prior year's salary and retention payments paid to Ms. Cafaro within the twelve month period prior to such Change of Control (which lump sum payment, as of December 12, 1997, totals $1.1 million). Ms. Cafaro received a retention payment of $325,000 in December 1997. She would have been required to return seventy-five percent of the retention payment if she had voluntarily resigned on or before March 1, 1998, and 50 percent if she had voluntarily resigned on or before April 1, 1998; and she must return 25 percent if she voluntarily resigns on or before May 1, 1998. After May 1, 1998, she retains all the retention payment under all circumstances. In addition, if Ms. Cafaro's employment is terminated by Ambassador without Cause or for Disability or by her for Good Reason, she shall receive a lump sum payment equal to her annual base salary then in effect for a period equal to the greater of six months or one-half of the remaining employment term, unless she has received or within seven months after the date of termination receives the Change of Control payment described above. Upon termination of her employment other than without Cause, for Good Reason or for Disability, Ms. Cafaro has agreed during the one-year period following such termination not to compete with Ambassador in its principal markets for which she will receive no additional compensation. Ms. Cafaro may shorten the duration of her noncompetition period by up to ten months in exchange for $36,000 per month. In addition, Ms. Cafaro has the option of canceling a portion of the Change of Control payment and accepting in lieu thereof the termination compensation she otherwise would have received or extending the term of her noncompetition period and receiving additional noncompetition payments in an amount equal to $24,000 for each of the first twelve months of such extension and $12,000 for each of the second twelve months of such extension.


     In addition, the current employment agreements of Mr. Glickman and Ms. Cafaro provide that each will be nominated for election to the Ambassador Board.


     The consummation of the Merger would constitute a Change of Control under each of the employment agreements described in this section. Assuming the Merger is consummated on May 8, 1998, Mr. Glickman, Ms. Cafaro and Mr. Coorsh will receive payments with respect to the resulting Change of Control equal to $2,595,000, $1,100,000 and $385,000, respectively, and Messrs. Glickman and Coorsh will receive payments with respect to the noncompete/consulting services equal to $900,000 and $215,000, respectively.


     Pursuant to resolutions adopted by the Ambassador Board, each of David Heller, Richard Levy, Norman Bobins, Michael Reschke and Jane Patterson, directors of Ambassador, will receive a payment of $25,000 upon consummation of the Merger.

     Advisory Committee. AIMCO and Ambassador have agreed that the Advisory Committee will have, as at least one of its initial members, an individual who on December 23, 1997 was a member of the Ambassador Board. See "The Merger and Related Transactions -- Related Transactions."

     Registration Rights. As described above, certain affiliates (including directors and executive officers) of Ambassador will be party to a registration rights agreement with AIMCO, pursuant to which AIMCO will agree to register for sale the shares of AIMCO Common Stock received by such persons in the Merger. See "-- Registration Rights Agreement."

     Legal Fees. Richard F. Levy is a director of Ambassador. Mr. Levy's professional corporation is a partner in the law firm of Altheimer & Gray, which has in the past performed and is expected in the future to perform legal services for Ambassador, including in connection with the Merger. See "Legal Matters."

     Indemnification. In the Merger Agreement, AIMCO agreed that it will and will cause the AIMCO Operating Partnership to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who is on the date of the Merger Agreement, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, an officer, director or employee of any of the parties thereto or their respective subsidiaries, against all losses, expenses (including reasonable attorney's fees and expenses), claims, damages or liabilities or, subject to the provisions of the Merger Agreement, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) that are, in whole or in part, based on or arising out of the fact that such person is or was a director, officer or employee of such party. See "The Merger Agreement and Terms of the Merger--Indemnification."

CONDITIONS TO THE MERGER

     The respective obligations of each party of effect the Merger are subject to the satisfaction of waiver of a number of conditions, including (i) the receipt of all material authorizations, consents and approvals necessary from any governmental entity necessary for consummation of the Merger, (ii) the absence of any injunction or other court order, that would prohibit the consummation of the Merger, (iii) the effectiveness of the AIMCO Registration Statement, (iv) the approval for listing on the NYSE of the shares of AIMCO Common Stock to be issued pursuant to the Merger, (v) the approval of the Merger Agreement Proposal by the Ambassador stockholders, (vi) the receipt of opinions of tax counsel to the effect that the Merger should constitute a reorganization within the meaning of Section 368(a) of the Code, (vii) the receipt of an opinion of counsel that following the Merger, AIMCO will continue to be taxed as a REIT under the Code and (viii) the continued accuracy, subject to certain materiality standards, of the representations and warranties made by the other party in the Merger Agreement. See "The Merger Agreement and Terms of the Merger -- Conditions to the Merger."

     Neither AIMCO nor Ambassador currently anticipates waiving any of the conditions to the Merger specified in the Merger Agreement.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following discussion is a summary of the material U.S. federal income tax consequences of the Merger to a stockholder of Ambassador. The discussion is based on the Code, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal taxation that may be relevant to particular Ambassador stockholders in light of their personal investment circumstances or to Ambassador stockholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, Ambassador stockholders who received their shares through the exercise of employee stock options or otherwise as compensation, Ambassador stockholders who are not U.S. persons (under the Code) and Ambassador stockholders who hold their shares as part of a straddle, hedge or conversion transaction). In addition, this discussion does not address any foreign, state or local tax consequences of the Merger.

     EACH AMBASSADOR STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

     In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to AIMCO, and Altheimer & Gray, counsel to Ambassador, the Merger should be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and AIMCO and Ambassador should each be a party to that reorganization within the meaning of
Section 368(b) of the Code. In that event,

          (i) no gain or loss will be recognized by an Ambassador stockholder who receives AIMCO stock for Ambassador stock exchanged therefor, except that gain realized will be recognized to the extent of the cash received in the Merger;

          (ii) the tax basis of the AIMCO stock to be received by Ambassador stockholders pursuant to the Merger will be the same as the tax basis in the Ambassador stock exchanged therefor (increased by the gain recognized and reduced by the cash received in the Merger);

          (iii) the holding period of the AIMCO stock to be received by Ambassador stockholders pursuant to the Merger will include the holding period of the Ambassador stock surrendered in exchange therefor, provided that the Ambassador stock was held as a capital asset at the Effective Time; and

          (iv) no gain or loss will be recognized by AIMCO or Ambassador as a result of the Merger.

     Notwithstanding the foregoing, cash received in lieu of a fractional share interest in AIMCO stock will be treated under section 302 of the Code as if such fractional shares were actually received and then redeemed for cash, and in general, gain or loss will be recognized, measured by the difference between the amount of cash received and the basis of the Ambassador stock allocable to such fractional shares. In general, such gain or loss will constitute capital gain or loss if the Ambassador stock was held as a capital asset at the Effective Time. Any capital gain recognized as a result of the Merger will be taxed at rates applicable to capital gains. The tax rate applicable to capital gains of an individual taxpayer varies depending on the taxpayer's holding period for the shares. In the case of an individual, any such capital gain will be subject to a maximum federal income tax rate of (i) 20% if the individual's holding period in such stock was more than 18 months on the date of the Effective Time or (ii) 28% if the individual's holding period was more than one year but not more than 18 months on the date of the Effective Time. Gains on the sale of capital assets held for one year or less are subject to tax at ordinary income levels. The deductibility of capital losses is subject to limitations for both individuals and corporations.

     Following the Merger, the Ambassador Operating Partnership is expected to be merged into the AIMCO Operating Partnership. The Internal Revenue Service (the "IRS") has recently finalized regulations (which are effective for transactions occurring after January 28, 1998, except that they generally do not apply to any transaction occurring after January 28, 1998 pursuant to a written contract which is binding on January 28, 1998) which indicate that, under such regulations, the merger of the Ambassador Operating Partnership into the AIMCO Operating Partnership subsequent to the Merger as contemplated, would not adversely affect the Merger's qualification as a tax-free reorganization because AIMCO will own (through its qualified REIT subsidiaries) a substantial portion (in excess of 80%) of the aggregate interests, as well as the sole general partnership interest, in the AIMCO Operating Partnership. Although the regulations should not apply to the Merger, the respective tax counsels to AIMCO and Ambassador believe that a court should not reach a contrary conclusion under existing statutory and judicial authorities. Accordingly, counsel to AIMCO and Ambassador are of the opinion that the Merger should qualify as a tax-free reorganization.

     If the Merger did not qualify as a tax-free reorganization for federal income tax purposes, the Merger would be treated as a taxable exchange and, accordingly,

          (i) an Ambassador stockholder would recognize gain or loss, measured by the difference between the fair market value of the AIMCO stock and cash received and the Ambassador stockholder's basis in the Ambassador shares exchanged therefor. Such gain or loss would constitute capital gain or loss if the Ambassador stock was held as a capital asset at the Effective Time;

          (ii) the tax basis of the AIMCO stock received in connection with the Merger by an Ambassador stockholder would be the fair market value at the Effective Time; and

          (iii) the holding period of the AIMCO stock received by an Ambassador stockholder pursuant to the Merger would commence on the day following the date of the Effective Time.

Further, if the Merger did not qualify as a tax-free reorganization, Ambassador would recognize gain or loss equal to the difference between Ambassador's basis in its properties and assets and the sum of the fair market value of the consideration provided by AIMCO in the Merger and the liabilities assumed by AIMCO. The consideration provided by AIMCO would be treated as distributed by Ambassador in liquidation. In computing its taxable income for its taxable year ended on the date of the Merger, Ambassador would generally be entitled to a dividends paid deduction equal to the fair market value of the consideration provided by AIMCO and received by the Ambassador stockholders. In addition, if Ambassador would recognize built-in gain with respect to certain assets previously acquired from a C corporation in a carryover basis transaction, the gain would be subject to a corporate level tax under Treasury Regulations announced by the IRS but not yet issued. However, Ambassador does not believe that it has any such built-in gain. AIMCO will succeed to any tax liability of Ambassador in the Merger.

ACCOUNTING TREATMENT

     The Merger will be accounted for by AIMCO and its subsidiaries under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Purchase accounting for a merger is the same as the accounting treatment used for the acquisition of any group of assets. The fair market value of the consideration given by AIMCO in the Merger will be used as the valuation basis of the combination. The assets acquired and liabilities assumed of Ambassador will be recorded at their relative fair market values as of the Effective Date. The financial statements of AIMCO will reflect the combined operations of AIMCO and Ambassador from the date of the Merger.

APPRAISAL RIGHTS

     Under Maryland law, stockholders of Ambassador who dissent from the Merger are not entitled to seek any appraisal or similar rights with respect to such stockholders' shares of Ambassador Common Stock. The MGCL does not provide appraisal rights to shareholders of a corporation in connection with a merger if their shares are listed on a national securities exchange, such as the NYSE, on the record date for determining shareholders entitled to vote on such merger. Shares of Ambassador Common Stock were listed on the NYSE as of the Record Date. Holders of Ambassador Preferred Stock will not be entitled to such rights because all shares of Ambassador Preferred Stock will either be converted into Ambassador Common Stock or redeemed pursuant to their terms in connection with the Merger. See "Comparative Rights of Stockholders of AIMCO and Ambassador -- Appraisal Rights."

REGULATORY MATTERS

     AIMCO and Ambassador believe that the Merger may be consummated without notification being given or certain information being furnished to the FTC or the Antitrust Division pursuant to the HSR Act, and that no waiting period requirements under the HSR Act are applicable to the Merger. However, at any time before or after the Effective Time, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, or certain other persons could take action under the antitrust laws, including seeking to enjoin the Merger. AIMCO and Ambassador believe that consummation of the Merger would not violate any antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be.

NYSE LISTING

     The NYSE has approved AIMCO's application to list on the NYSE the shares of AIMCO Common Stock to be issued in connection with the Merger, subject to official notice of issuance.

DEREGISTRATION AND DELISTING OF AMBASSADOR COMMON STOCK

     If the Merger is consummated, the registration of Ambassador Common Stock under the Exchange Act will be terminated, and Ambassador will no longer be required to file reports, proxy and information statements or other information with the Commission, and the Ambassador Common Stock will no longer be listed on the NYSE.

RESTRICTIONS ON RESALES BY AFFILIATES

     The AIMCO Common Stock issuable in the Merger has been registered under the Securities Act, but this registration does not cover resales by Rule 145 Affiliates. Rule 145 Affiliates of Ambassador may not sell their shares of AIMCO Common Stock acquired in the Merger except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with the resale provisions of Rule 145 of the Securities Act or another applicable exemption from the registration requirements of the Securities Act. AIMCO is obligated to deliver the Registration Rights Agreement, providing for the registration of the shares of AIMCO Common Stock held by Rule 145 Affiliates, prior to the Effective Date. See "-- Registration Rights Agreement."

     Pursuant to the Merger Agreement, Ambassador will deliver to AIMCO a letter identifying those persons who are, and to Ambassador's knowledge, who will be at the Closing Date, Rule 145 Affiliates. Ambassador is obligated under the Merger Agreement to use all reasonable efforts to obtain from each Rule 145 Affiliate a written agreement, substantially in the form attached to the Merger Agreement.

                  THE MERGER AGREEMENT AND TERMS OF THE MERGER

     The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is included as Appendix I and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. All stockholders are urged to read the Merger Agreement in its entirety. Capitalized terms used herein and not otherwise defined have the same meaning as in the Merger Agreement.

EFFECTIVE TIME OF THE MERGER

     The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the Effective Time, Ambassador will be merged with and into AIMCO in accordance with the laws of the State of Maryland. AIMCO will be the surviving corporation in the Merger and will continue its corporate existence under the laws of the State of Maryland. After the Effective Time AIMCO is sometimes referred to herein as the "Surviving Corporation."

     The Merger Agreement provides that at the Effective Time (i) the Articles of Restatement of AIMCO (the "AIMCO Charter"), as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by law and the AIMCO Charter,
(ii) the by-laws of AIMCO, as in effect immediately prior to the Effective Time, will be the by-laws of the Surviving Corporation until thereafter amended as provided by law, the AIMCO Charter and such by-laws; and (iii) the directors and officers of AIMCO immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified. Subject to the foregoing, the additional effects of the Merger will be as provided in the applicable provisions of the MGCL.

     The Merger Agreement further provides that on the Closing Date, a certificate of merger and the articles of merger shall each be executed and filed by AIMCO and Ambassador with the Secretary of State of the State of Maryland pursuant to the MGCL and that the Effective Time will occur upon the certification by the Secretary of State of the State of Maryland that the certificate of merger relating to the Merger has been duly filed.

     Pursuant to the Merger Agreement, the closing of the Merger (the "Closing") will take place on the fifth NYSE trading day immediately following the date on which the last of the conditions set forth in the Merger Agreement is first fulfilled or has been waived, provided that all such conditions continue to be so satisfied or waived on such fifth trading day, and if not so satisfied or waived, the Closing shall be automatically extended from time to time until the first subsequent trading day on which all such conditions are again so satisfied or waived, subject, however, to the provisions relating to termination of the Merger Agreement described below, or at such other time, date and place as AIMCO and Ambassador shall mutually agree (the "Closing Date"); provided however, that unless AIMCO otherwise agrees (in which event, all closing conditions and representations and warranties related to the matters referred to with respect to such condition shall be deemed satisfied), the Closing and the Effective Time shall not occur prior to April 28, 1998, unless the condition contained in the Merger Agreement with respect to receipt of an opinion of counsel as to the tax exempt status of certain Ambassador bonds (the "Bond Condition") is satisfied prior to such time.

MANNER AND BASIS OF CONVERTING SHARES

     As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Ambassador (including the AIMCO Operating Partnership), each issued and outstanding share of Ambassador Common Stock, other than shares of Ambassador Common Stock owned by AIMCO or Ambassador directly, will be converted into and become that number of fully paid and nonassessable shares of AIMCO Common Stock equal to the Conversion Ratio. The term Conversion Ratio means the quotient (rounded to the nearest 1/1000) determined by dividing $21.00 by the AIMCO Index Price (as defined below); provided however, if the Conversion Ratio determined pursuant to the foregoing is a number greater than 0.583, then the Conversion Ratio shall be deemed to be, at AIMCO's option, exercisable by written notice to Ambassador not later than three business days prior to the Effective Time, either (i) the Conversion Ratio as calculated as described above, or (ii) 0.583 (so long as the Merger would continue to qualify as a reorganization under Section 368(a) of the Code). The term "AIMCO Index Price" means the aggregate of the average of the high and low sales prices of AIMCO Common Stock (as reported on the NYSE Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) on each of the twenty consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the Effective Time, divided by 20. If the Conversion Ratio (as calculated pursuant to the definition above, without regard to the proviso thereof) is a number greater than 0.583 and AIMCO opts for the Conversion Ratio to equal 0.583, then upon conversion of Ambassador Common Stock into AIMCO Common Stock under the Merger Agreement, AIMCO will pay to each shareholder of Ambassador Common Stock (other than shares of Ambassador Common Stock beneficially owned by AIMCO or Ambassador either directly or through a wholly owned subsidiary) for each share of Ambassador Common Stock held by such shareholder an amount in cash equal to (i) $21.00 minus (ii) the product of the AIMCO Index Price and 0.583 (the "Cash Amount"). All such shares of Ambassador Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate (as defined below) formerly representing any such shares shall cease to have any rights with respect to such shares, except the right to receive shares of AIMCO Common Stock and cash, if any, described above, and cash in lieu of fractional shares and dividends and other distributions as described below.

     Prior to the Effective Time, the Board of Directors of Ambassador will call for redemption all outstanding shares of Ambassador Preferred Stock in accordance with and at a redemption price equal to the amount set forth in
Section 8(a) of the Articles Supplementary of Ambassador with respect thereto ($27,000,000, plus accrued and unpaid dividends through May 1, 1998, assuming the Effective Time is on that date) to be effective simultaneously with, and to be conditioned upon, the Effective Time. Notwithstanding the foregoing, the holders of Ambassador Preferred Stock shall have the right to convert such stock into Ambassador Common Stock in the manner set forth in Section 8(a) of such Articles Supplementary. In the Merger Agreement AIMCO agreed that for any shares of Ambassador Preferred Stock as to which such right of conversion shall not have been exercised as of the Effective Time, AIMCO will provide the funds for, and cause payment to be made in respect of the redemption thereof on the date of the Effective Time.

     As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Ambassador, any shares of Ambassador Common Stock that are owned by Ambassador as treasury stock or by AIMCO will be canceled and retired and shall cease to exist and no stock of AIMCO or other consideration shall be issued or delivered in exchange therefor.

     The Merger Agreement provides that as soon as practicable after the Effective Time, AIMCO will deposit, in trust for the benefit of holders of Certificates, with BankBoston, N.A. (the "Exchange Agent"), certificates representing shares of AIMCO Common Stock required to effect the issuance referred to above, together with the Cash Amount, if any, and the cash payable in respect of fractional shares as described below (collectively, the "Exchange Fund"). The Exchange Fund shall not be used for any other purpose.

     As soon as practicable after the Effective Time, AIMCO will cause the Exchange Agent to mail to each holder of record of a certificate or certificates (the "Certificate" or the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Ambassador Common Stock ("Canceled Shares") that were canceled and became instead the right to receive shares of AIMCO Common Stock pursuant to the foregoing: (i) a Letter of Transmittal in customary and reasonable form (which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of AIMCO Common Stock. Upon surrender of a Certificate to the Exchange Agent for cancellation (or to such other agent or agents as may be appointed by AIMCO), together with a duly executed Letter of Transmittal and such other documents as the Exchange Agent shall require, the holder of such Certificate shall be entitled to receive, with respect to the shares of Ambassador Common Stock formerly represented thereby, (A) a certificate or certificates representing that number of whole shares of AIMCO Common Stock which such holder has the right to receive pursuant to the foregoing, (B) the Cash Amount, if any, which such holder has the right to receive as described above, and (C) cash in lieu of fractional shares which such holder is entitled to receive as described below. In the event of a transfer of ownership of Canceled Shares which is not registered in the transfer records of Ambassador, a certificate representing the proper number of shares of AIMCO Common Stock may be issued to a transferee if the Certificate representing such Canceled Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by the Merger Agreement, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of AIMCO Common Stock, the Cash Amount in respect thereof, and dividends and other distributions and cash in lieu of any fractional shares of AIMCO Common Stock in each case as contemplated by the Merger Agreement. If the OP Reorganization is consummated concurrently with the Merger, then concurrently with the issuance of AIMCO Common Stock contemplated by the Merger Agreement, the Surviving Corporation will cause to be issued to the holders of OP Units, the limited partnership interests in the AIMCO Operating Partnership issuable upon consummation of the OP Reorganization. Notwithstanding any other provision of the Merger Agreement, the Letter of Transmittal may, at the option of AIMCO, provide for the ability of a holder of one or more Certificates to elect that shares of AIMCO Common Stock to be received in exchange for the Canceled Shares formerly represented by such surrendered Certificates be issued in uncertificated form or to elect that such shares of AIMCO Common Stock be credited to an account established for the holder under the dividend reinvestment and stock purchase plan of AIMCO.

     No certificates or scrip representing fractional shares of AIMCO Common Stock will be issued upon the surrender for exchange of Certificates and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of AIMCO Common Stock. A holder of Ambassador Common Stock who would otherwise have been entitled to a fractional share of AIMCO Common Stock will be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the product of such fraction multiplied by the AIMCO Index Price, without any interest thereon.

     From and after the Effective Time, the stock transfer books of Ambassador will be closed and no registration of any transfer of any capital stock of Ambassador will thereafter be made on the records of Ambassador. If, after the Effective Time, Certificates are presented to AIMCO, they will be canceled and exchanged for certificates representing the appropriate number of shares of AIMCO Common Stock, the appropriate Cash Amount, if any, with respect thereof and cash in lieu of fractional shares and dividends and other distributions. Shares of AIMCO Common Stock issued in the Merger will be issued as of, and be deemed to be outstanding as of, the Effective Time. AIMCO will cause all such shares of AIMCO Common Stock issued pursuant to the Merger to be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. In the event any Certificate(s) shall have been lost, stolen or destroyed, upon the making of any affidavit of that fact by the person claiming such Certificate(s) to be lost, stolen or destroyed and, if reasonably required by AIMCO, upon the posting by such person of a bond in such amount as reasonably determined as indemnity against any claim that may be made against it with respect to such Certificate(s), the Exchange Agent will issue in respect of such lost, stolen or destroyed Certificate(s), the consideration to be received by virtue of the Merger with respect to the AIMCO Common Stock represented thereby (subject to the payment of cash in lieu of fractional shares in accordance herewith) and such person shall be entitled to the voting, dividend and other distribution rights described herein with respect thereto. Appropriate procedures will be established by AIMCO and the Exchange Agent so that each holder of a Certificate at the Effective Time shall be entitled to vote on all matters subject to the vote of holders of AIMCO Common Stock with a record date on or after the date of the Effective Time, whether or not such Certificate holder shall have surrendered Certificates in accordance with the provisions of this Agreement. For purposes of the immediately preceding sentence, AIMCO may rely conclusively on the shareholder records of the Ambassador in determining the identity of, and the number of shares of Ambassador Common Stock held by, each holder of a Certificate at the Effective Time.

     Any certificates representing shares of AIMCO Common Stock deposited with the Exchange Agent and not exchanged within one year after the Effective Time will be returned by the Exchange Agent to AIMCO, which will thereafter act as Exchange Agent. All funds held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of one year from the Effective Time will also be returned to AIMCO; after which time any holder of unsurrendered Certificates shall look only to AIMCO for payment of such funds to which such holder may be due, subject to applicable law. AIMCO shall not be liable to any person for such shares or funds delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

DISTRIBUTIONS WITH RESPECT TO SHARES

     The Merger Agreement provides that prior to the Effective Time, each of Ambassador and AIMCO will declare its regular quarterly dividend for the first quarter (and for any other calendar quarter ended prior to the Effective Time) with a record date prior to the Effective Time. In addition, in the ordinary course of business after the Effective Time, AIMCO will declare a dividend for the quarter in which the Effective Time occurs in the amount of its regularly quarterly dividend amount for such quarter.


     Ambassador will also declare the Special Dividend, with a record date prior to the Effective Time, which will result in its stockholders receiving an amount per share equal to the product of (x) the difference between (a) Ambassador's most recent quarterly dividend amount (appropriately adjusted for any stock splits and the like) and (b) the product of the Conversion Ratio (as determined pursuant to the Merger Agreement) and AIMCO's most recent quarterly dividend amount (appropriately adjusted for any stock splits and the like), and (y) the number of days which shall have elapsed through and including the day immediately prior to the day of the Effective Time since the end of the most recent calendar quarter (as of the Effective Time) for which Ambassador's dividend record date has occurred divided by 91. Thus, for example, if the Effective Time occurs on May 8, 1998, in addition to the regular dividends described in the immediately preceding paragraph, Ambassador stockholders would receive a special dividend of $.0293 per share (assuming the Conversion Ratio is 0.583).


     The provisions described in this section do not limit Ambassador's rights to take actions necessary or appropriate in complying with tax laws relating to REITs. In addition, to the extent necessary or appropriate under such tax laws, regular Ambassador dividends contemplated by the Merger Agreement will be paid by Ambassador and received by its stockholders prior to the Effective Time. If payment of any Ambassador dividends described in this section is not made prior to the Effective Time, then, promptly following the Effective Time the Surviving Corporation will pay such dividends to the holders entitled thereto. Concurrent and equivalent per unit distributions for the benefit of holders of OP Units will be made in connection with the dividends described in this section. The parties will cooperate to implement the dividend and distribution provisions of the Merger Agreement as may be necessary to achieve the intended economic benefits thereof to the shareholders of the parties.

     No dividends or other distributions declared or made after the Effective Time with respect to shares of AIMCO Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of AIMCO Common Stock represented thereby and no cash payment in lieu of fractional shares will be paid to any such holder until the holder of such Certificate shall surrender such Certificate. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of AIMCO Common Stock issued in consideration therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of AIMCO Common Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of AIMCO Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of AIMCO Common Stock.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains certain customary representations and warranties of the parties. AIMCO and Ambassador have made certain representations and warranties to the other regarding, among other things: (i) their respective organization, subsidiaries and capitalization; (ii) their respective authority to enter into and perform their respective obligations under the Merger Agreement; (iii) the compliance of the transactions contemplated by the Merger Agreement with their respective articles or certificates of incorporation and bylaws, certain agreements and applicable laws; (iv) their respective compliance with applicable laws and certain agreements; (v) the accuracy and completeness of their respective Exchange Act filings with the Commission, including this Proxy Statement/Prospectus; (vi) the absence of material adverse changes; (vii) litigation; (viii) the accuracy of their respective disclosures; (ix) employee benefit plans; (x) tax matters; and
(xi) environmental matters. In addition, Ambassador has made representations and warranties to AIMCO regarding, among other things: (i) properties; (ii) indebtedness; and (iii) brokers' fees.

CONDUCT OF BUSINESS PENDING THE MERGER

     Conduct of Business by Ambassador.

     In the Merger Agreement, Ambassador agrees, as to itself and as to each of its Subsidiaries, that after the date of the Merger Agreement and prior to the Effective Time or earlier termination of the Merger Agreement, (i) except as expressly contemplated or permitted in the Merger Agreement, (ii) except as AIMCO may otherwise agree in writing (which decision regarding agreement shall be made as soon as reasonably practicable and which agreement shall not be unreasonably withheld) and (iii) except as otherwise set forth in a schedule delivered by Ambassador in connection with the Merger Agreement (the "Ambassador Schedule"), or Ambassador's filings with the Commission, as follows:

          (i) Ambassador will, and will cause its respective Subsidiaries to, subject to the other provisions of the Merger Agreement, (i) carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as theretofore conducted and (ii) use all commercially reasonable efforts (but which shall not require the payment of money) to preserve intact their business organizations, preserve relationships with customers, suppliers and others having business dealings with them, take all actions necessary to continue to qualify as a REIT, and subject to prudent management of work force needs and ongoing programs currently in force, keep available the services of their present officers and employees, provided, however, that nothing shall prohibit Ambassador or any of its Subsidiaries from transferring operations to Ambassador or any of its wholly owned Subsidiaries. Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, enter into a new line of business involving any material investment of assets or resources of, or any material exposure to liability or loss to, Ambassador and its Subsidiaries taken as a whole.

          (ii) Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, (i) declare or pay any dividends on or make other distributions in respect of any of their capital stock other than to

     Ambassador or Ambassador's Subsidiaries, other than (A) dividends required to be paid on any Ambassador Preferred Stock in accordance with the terms thereof, (B) regular quarterly dividends and distributions on Ambassador Common Stock and OP Units with usual record and payment dates not, during any period of any fiscal year, in excess of the quarterly dividend most recently declared on such stock and units as of the date hereof; provided however, that Ambassador shall declare and pay the dividend described above and the OP Unit distribution described above shall be made (See "-- Distributions with Respect to Shares"), and (C) dividends necessary to maintain Ambassador's status as a REIT under the Code, (ii) split, combine or reclassify any of their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of their capital stock as a class or (iii) except as set forth in the Ambassador Schedule, redeem, repurchase or otherwise acquire any shares of their capital stock, other than (A) redemptions, purchases or acquisitions required by the terms of any series of Ambassador Preferred Stock or (B) for the purpose of funding employee stock ownership plans in accordance with past practice. Notwithstanding the foregoing, Ambassador may redeem the Ambassador Preferred Stock pursuant to the Merger Agreement, effect the conversion of the Ambassador Preferred Stock into Ambassador Common Stock in accordance with the terms of the Ambassador Preferred Stock, and issue shares of Ambassador Common Stock in exchange for OP Units (or make cash payments in respect thereof as contemplated by the Exchange Agreement).

          (iii) Except as set forth in the Ambassador Schedule and except pursuant to outstanding options, rights, agreements, obligations and commitments as disclosed in Ambassador's SEC reports or the Ambassador Schedule or pursuant to the terms of the Ambassador Preferred Stock, the Exchange Agreement, or registration rights agreements referenced in the Ambassador Schedule, Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, issue, agree to issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, sale, award, pledge, disposal or other encumbrance of, any shares of their capital stock of any class or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares or convertible or exchangeable securities, other than (i) intercompany issuances of capital stock and (ii) issuances in the ordinary course of business consistent with past practice of up to 10,000 shares of (or options on) Ambassador Common Stock during any fiscal year to be issued pursuant to employee benefit plans, stock option and other incentive compensation plans, directors plans and stock purchase and dividend reinvestment plans existing prior to the date of the Merger Agreement and theretofore disclosed to AIMCO or issuances pursuant to plans adopted after the date thereof reasonably acceptable to AIMCO. The parties will promptly furnish to each other such information as may be reasonably requested including financial information and take such action as may be reasonably necessary and otherwise fully cooperate with each other in the preparation of any registration statement under the Securities Act and other documents necessary in connection with the issuance of securities as contemplated by the Merger Agreement, subject to obtaining customary indemnities.

          (iv) Ambassador will not amend or propose to amend its charter, by-laws or regulations, or similar organic documents, except as contemplated in the Merger Agreement.

          (v) Except as set forth in the Ambassador Schedule, Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, acquire, or publicly propose to acquire, or agree to acquire, by merger or consolidation with, or by purchase or otherwise, an equity interest in or a substantial portion of the assets of, any business or any corporation, partnership, association or other business organization or division thereof, nor will Ambassador acquire or agree to acquire a material amount of assets, other than in the ordinary course of business consistent with past practice.

          (vi) Except as required by law, Ambassador will not, nor will Ambassador permit any Subsidiary of Ambassador to, make capital expenditures during any fiscal year (other than recurring and rehabilitation capital expenditures made in the ordinary and usual course of business) in excess of the amount budgeted for capital expenditures for such fiscal year or as set forth in the Ambassador Schedule.

          (vii) Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, sell or dispose of any of their assets other than dispositions in the ordinary course of business consistent with past practice.

          (viii) Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, incur or guarantee any indebtedness for borrowed money or enter into any "keep well" or other agreement to maintain the financial condition of another person or entity other than (i) indebtedness or guarantees or "keep well" or other agreements in the ordinary course of business consistent with past practice (including without limitation, the issuance of commercial paper, the use of existing credit facilities or hedging activities), (ii) as set forth in the Ambassador Schedule, (iii) arrangements between Ambassador and its Subsidiaries or among its Subsidiaries, (iv) in connection with the refunding, refinancing, securitization or purchase of existing indebtedness, (v) in connection with the redemption of the Ambassador Preferred Stock as set forth in the Merger Agreement, or (vi) as may be necessary in connection with acquisitions or capital expenditures provided for in the Ambassador Schedule.

          (ix) Except as may be required by applicable law or as set forth in the Ambassador Schedule, Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, (i) enter into, adopt or amend or increase the amount or accelerate the payment or vesting of any benefit or amount payable under, any employee benefit plan or other employee benefit contract, agreement or binding commitment, policy, arrangement or plan or trust, or fund maintained by, contributed to or entered into by Ambassador or any of its Subsidiaries or increase, or enter into any employee benefit contract, agreement, or binding commitment or arrangement to increase in any manner, the compensation or fringe benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any director, officer or other employee of Ambassador or any of its Subsidiaries, except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to Ambassador or any of its Subsidiaries; (ii) enter into or amend any employment, severance or special pay arrangement with respect to the termination of employment with any director or officer or other employee other than in the ordinary course of business consistent with past practice; or (iii) deposit into any trust (including any "rabbi trust") amounts in respect of any employee benefit obligations or obligations to directors; provided that transfers into any trust, other than a rabbi or other trust with respect to any non-qualified deferred compensation, may be made in accordance with past practice.

          (x) Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, make any changes in their accounting methods, except as required by law, rule, regulation, the SEC or GAAP.

          (xi) Except as set forth in the Ambassador Schedule, Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, enter into any material agreement or arrangement with any of their Affiliates (other than wholly owned Subsidiaries) on terms materially less favorable to such party than could be reasonably expected to have been obtained with an unaffiliated third-party on an arm's length basis. As used in the Merger Agreement, the term "Affiliate," except where otherwise defined therein, means, as to any person, any other person which directly or indirectly controls, or is under common control with, or is controlled by, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

          (xii) Ambassador will, subject to applicable law (i) confer on a regular and frequent basis with one or more representatives of AIMCO to discuss material operational matters and the general status of its ongoing operations, (ii) promptly notify AIMCO of any significant changes in its business, properties, assets, condition (financial or other), results of operations or prospects, and (iii) promptly provide AIMCO with copies of all filings made by Ambassador or any of its Subsidiaries with any state or federal court, administrative agency, commission or other governmental authority in connection with the Merger Agreement and the transactions contemplated thereby.

          (xiii) Ambassador will, and will cause its Subsidiaries to, use all commercially reasonable efforts (but will not be required prior to the Effective Time to pay any money or incur any liabilities) to obtain the FNMA Consent (as defined herein) and all other consents as requested by AIMCO (it being understood and agreed that the failure to obtain such other consents is not a default under the Merger

     Agreement or a condition to AIMCO's obligation to consummate the Merger). Ambassador will promptly notify AIMCO of any failure or prospective failure to obtain any such consents and, if requested by AIMCO, will provide copies of all such consents obtained by Ambassador to AIMCO. Upon the Effective Time, all assumption, transfer and other fees and charges incurred or necessary in connection therewith, and all costs and expenses related thereto, shall be borne by the Surviving Corporation.

          (xiv) Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, willfully take any action that would or is reasonably likely to result in a failure of certain of the conditions set forth in the Merger Agreement.

          (xv) Ambassador will not, nor will Ambassador permit any Subsidiary of Ambassador to, except in the ordinary course of business consistent with past practice, or in accordance with sound business practice or for adequate consideration, modify, amend or terminate any material contract or agreement to which Ambassador or any Subsidiary is a party or waive, release or assign any material rights or claims.

          (xvi) Ambassador will, and will cause its Subsidiaries to, maintain insurance in such amounts and against such risks and losses as is in effect on the date hereof, unless it is commercially unreasonable to maintain such policies as a result of a change in the insurance market, in which case commercially reasonable replacement policies will be obtained, to the extent available.

          (xvii) Ambassador will, and will cause its Subsidiaries to, use reasonable efforts to maintain in effect all existing governmental permits which are material to the operation of Ambassador and its Subsidiaries taken as a whole.

          (xviii) Ambassador will not (i) make or rescind any material express or deemed election relating to taxes unless such election is required by law or is necessary to preserve Ambassador's status as a REIT or of any Subsidiary of Ambassador as a partnership for federal income tax purposes,
     (ii) without the written consent of AIMCO, which consent will not be unreasonably withheld, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes unless such settlement or compromise results in (A) a change in taxable income or tax liability that will reverse in future periods and is therefore, by its nature, a timing difference or (B) a change in taxable income or tax liability that will not reverse in future periods and is therefore, by its nature, a permanent difference unless the tax liability resulting from the increase is less than $100,000, or (iii) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the taxable year ending December 31, 1996, except as may be required by applicable law or except for such changes that would reduce consolidated federal taxable income or alternative minimum taxable income.

          (xix) Ambassador will not, nor will Ambassador permit any of its Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than such claims, liabilities or obligations which are not material to Ambassador and its Subsidiaries taken as a whole and other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Ambassador included in Ambassador's reports filed with the SEC, or incurred in the ordinary course of business consistent with past practice or if such payment, discharge or satisfaction relates to the transactions contemplated by the Merger Agreement.

          (xx) Ambassador will not, and will not permit any of its Subsidiaries to, amend any management agreement for the management of Ambassador Properties ("Management Agreements"). Ambassador will not, and will not permit its Subsidiaries to renew Management Agreements except on terms which permit its cancellation by Ambassador or the applicable Subsidiary of Ambassador on thirty days' notice or less without any charge penalty or other cost for such cancellation.

     Conduct of Business by AIMCO.

     In the Merger Agreement, AIMCO agrees, as to itself and to each of its Subsidiaries, that after the date of the Merger Agreement and prior to the Effective Time or earlier termination thereof:

          (i) AIMCO will (i) confer on a regular and frequent basis with one or more representatives of Ambassador to discuss, subject to applicable law, material operational matters and the general status of its ongoing operations, (ii) promptly notify Ambassador of any significant changes in its business, properties, assets, condition (financial or other), results of operations or prospects, and (iii) promptly provide Ambassador with copies of all filings made by AIMCO or any of its Subsidiaries with any state or federal court, administrative agency, commission or other governmental authority in connection with this Agreement and the transactions contemplated by the Merger Agreement.

          (ii) AIMCO will, and will cause its Subsidiaries to, use all commercially reasonable efforts to obtain all consents required pursuant to the Merger Agreement and will use commercially reasonable efforts to assist Ambassador in obtaining all consents to be obtained by Ambassador pursuant to the Merger Agreement. It is understood that in connection therewith, AIMCO will, among other things, agree to commercially reasonable modifications to documents and other terms and conditions required to obtain such consents. AIMCO will promptly notify Ambassador of any failure or prospective failure to obtain any such consents and, if requested by Ambassador, shall provide copies of all such consents obtained by AIMCO to Ambassador.

          (iii) AIMCO will not, nor will AIMCO permit any of its Subsidiaries to, willfully take any action that would or is reasonably likely to result in a material breach of any provision of the Merger Agreement or in any of its representations and warranties set forth in the Merger Agreement being untrue on and as of the Closing Date.

          (iv) From the date of the Merger Agreement through the Effective Time, except as expressly permitted or contemplated by the Merger Agreement, AIMCO and its Subsidiaries will conduct their operations and business in the ordinary and usual course of business and consistent with past practice and use commercially reasonable efforts to keep available the services of its present officers and key employees and preserve the business relationships with those persons having business relationships with it.

          (v) AIMCO will not amend its charter, except for such changes that would affect the rights of AIMCO equity holders generally as a class.

          (vi) AIMCO will not materially change its existing policy with respect to incurring indebtedness or interest coverage.

          (vii) AIMCO will not, and will cause the AIMCO Operating Partnership and its other Subsidiaries to not, take or publicly announce any extraordinary action (including, e.g., mergers, acquisitions, dispositions and the like) that would reasonably be expected to cause a meaningful delay in obtaining the effectiveness of, or continuing the effectiveness or use of, the Registration Statement.

          (viii) AIMCO will not issue, repurchase or offer to repurchase shares of AIMCO Common Stock from any third party if the result of such issuance, repurchase or offer to repurchase would require the stockholders of AIMCO to a vote to approve the Merger or the issuance of the AIMCO Common Stock issued in the Merger.

          (ix) AIMCO will not, nor will AIMCO permit any of its Subsidiaries to, make any changes in their accounting methods, except as required by law, rule, regulation, the SEC or GAAP, and will maintain its status as a REIT under the Code.

INDEMNIFICATION

     The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will, and will cause the AIMCO Operating Partnership to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who is on the date of the Merger Agreement, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, an officer, director or employee of any of the parties thereto or their respective Subsidiaries (each an "Indemnified Party" and collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorney's fees and expenses), claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) that are, in whole or in part, based on or arising out of the fact that such person is or was a director, officer or employee of such party (the "Indemnified Liabilities"), including, without limitation, all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by the Merger Agreement. In the event of any such loss, expense, claim, damage or liability (whether or not arising before the Effective Time), (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, in either case to the extent not prohibited by the MGCL, (ii) the Surviving Corporation will cooperate in the defense of any such matter and (iii) any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the MGCL and the certificate of incorporation or by-laws of the Surviving Corporation shall be made by independent counsel mutually acceptable to the Surviving Corporation and the Indemnified Party; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or unreasonably delayed). The Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of such Indemnified Party and any other Indemnified Party or Indemnified Parties (provided this sentence shall not limit retention of local counsel in connection with any Indemnified Liabilities).

     The Merger Agreement also provides that for a period of six years after the Effective Time, the Surviving Corporation will cause to be maintained in effect policies of directors and officers' liability insurance maintained by Ambassador and AIMCO for the benefit of those persons who were, on the date of the Merger Agreement, covered by such policies on terms no less favorable than the terms then applicable to the members of the AIMCO Board of Directors as of the date of the Merger Agreement. The insurance to be maintained will, without limitation, be applicable to all acts and omissions occurring at or prior to the Effective Time and in any event insurance shall be maintained which provides the best coverage available for an amount which does not exceed the amount currently paid for AIMCO director and officer insurance.

     Pursuant to the Merger Agreement, in the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then and in either such case, proper provisions will be made so that the successors and assigns of the Surviving Corporation will assume the obligations described in this section.

     The Merger Agreement provides that to the fullest extent permitted by law, from and after the Effective Time, all rights to indemnification as of the date of the Merger Agreement in favor of the employees, agents, directors and officers of Ambassador, AIMCO and their respective Subsidiaries with respect to their activities as such prior to the Effective Time, as provided in their respective articles of incorporation and by-laws in effect on the date thereof, or otherwise in effect on the date of the Merger Agreement, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time.

EMPLOYEE AGREEMENTS; WORKFORCE MATTERS; AND EMPLOYEE BENEFIT AND STOCK OPTION PLANS

     The Merger Agreement provides that the Surviving Corporation and its Subsidiaries shall honor, without modification, all contracts, agreements, collective bargaining agreements, severance agreements between
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

Ambassador and certain of its officers and commitments of the parties prior to the date of the Merger Agreement that have previously been provided to AIMCO or are disclosed in the Ambassador Schedule and that apply to any current or former employee or current or former director of the parties to the Merger Agreement; provided, however, that this undertaking is not intended to prevent the Surviving Corporation from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms, including, without limitation, any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment.

     From the Effective Time, AIMCO will provide to Ambassador employees benefits on the same terms applicable to other similarly situated AIMCO employees. Without limitation of the foregoing, each participant in any benefit plan of the Surviving Corporation and each Ambassador employee will receive credit for service with Ambassador or AIMCO, as the case may be, for purposes of
(i) eligibility to participate (including waiting periods and without being subject to any subsequent entry date requirement for which the waiting period has already been satisfied), vesting and eligibility to receive benefits (including without pre-existing conditions limitations) under any benefit plan of the Surviving Corporation or any of its Subsidiaries or affiliates and (ii) benefit accrual under any severance or vacation pay plan; provided, however, that such crediting of benefit accrual service shall not operate to duplicate any benefit to any such participant for the same period or the funding for any such benefit.

     As soon as practicable after the Effective Time, the Surviving Corporation shall deliver to the holders of Ambassador Stock Options who do not elect to receive cash in cancellation of such Ambassador Stock Options, as described herein, appropriate notices setting forth such holders' rights and each underlying stock award agreement, each as assumed by the Surviving Corporation. On or as soon as possible after the Effective Time, the Surviving Corporation will cause to be filed one or more registration statements on Form S-3 or Form S-8 under the Securities Act (or any successor or other appropriate forms), in order to register the shares of AIMCO Common Stock issuable in connection therewith, and the Surviving Corporation will use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectuses contained therein) for so long as such benefits and grants remain payable and such options remain outstanding. AIMCO will use its best efforts to cause such registration statements to become effective concurrently with the Effective Time. At or prior to the Effective Time, the Surviving Corporation will take all corporate action necessary to reserve for issuance a sufficient number of shares of AIMCO Common Stock for delivery in connection with such options. The Surviving Corporation shall take all corporate action necessary or appropriate to obtain shareholder approval with respect thereto to the extent such approval is required for purposes of the Code or other applicable law. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act with respect to equity securities of the Surviving Corporation, the Surviving Corporation shall administer such benefits, where applicable, in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

NON-SOLICITATION; RESPONSE TO OTHER OFFERS

     The Merger Agreement provides that from and after the date of the Merger Agreement, Ambassador will not, and will not authorize or permit any of its Affiliates or representatives to, directly or knowingly indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate knowingly any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal (as defined herein) from any person, or engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal; provided, however, that notwithstanding any other provision of the Merger Agreement, Ambassador may (i) at any time prior to the time Ambassador's stockholders shall have voted to approve the Merger Agreement, engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or knowingly indirectly, by Ambassador or its representatives after the date of the Merger Agreement) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Ambassador and its business, properties and assets if, (A) (x) the third party has first made an Acquisition Proposal and the Ambassador Board determines in good faith and after consultation with its financial advisor, that to do so has a reasonable prospect of leading to an Acquisition Proposal that is superior to the Merger and for which financing for the

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

Acquisition Proposal has a reasonable prospect to be obtained (as determined in good faith by the Ambassador Board after consultation with its financial advisors) (a "Superior Proposal") or (y) the Ambassador Board shall conclude in good faith, after considering applicable provisions of state law, and after considering oral or written advice of outside counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Ambassador Board under applicable law and (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Ambassador (x) except to the extent inconsistent with the fiduciary obligation of the Ambassador Board, provides prompt notice to AIMCO to the effect that it is planning to furnish information to or enter into discussions or negotiations with such person or entity and (y) receives (or has previously received) from such person or entity an executed confidentiality agreement in reasonably customary form (but not containing any standstill provision), (ii) comply with Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act with regard to a tender or exchange offer or otherwise make any disclosure required by applicable law, and/or (iii) accept an Acquisition Proposal from a third party, provided Ambassador concurrently terminates the Merger Agreement pursuant to the terms thereof in connection with the determination that such Acquisition Proposal constitutes a Superior Proposal. The Merger Agreement provides that except to the extent inconsistent with the fiduciary obligations of the Ambassador Board, Ambassador was required to immediately cease any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted theretofore by Ambassador or its representatives with respect to the foregoing. Ambassador agreed to notify AIMCO orally and in writing of any such inquiries, offers or proposals (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it), within 24 hours of the receipt thereof, will keep AIMCO reasonably informed of the status and details of any such inquiry, offer or proposal. As used herein and in the Merger Agreement, "Acquisition Proposal" means a proposal or offer (other than by AIMCO) for a tender or exchange offer, merger, consolidation or other business combination involving Ambassador or any material Subsidiary of Ambassador or any proposal to acquire in any manner a substantial equity interest in or a substantial portion of the assets of Ambassador or any material Subsidiary of Ambassador. None of AIMCO, any Subsidiary of AIMCO, Ambassador or any Subsidiary of Ambassador will object, or take any action to object, if any third party makes any Acquisition Proposal or takes any action with respect thereto in contravention of any agreement such third party may have with Ambassador or any of its Subsidiaries or any of their respective representatives.

CONDITIONS TO THE MERGER

     Under the Merger Agreement, the respective obligations of AIMCO and Ambassador to effect the Merger are subject to the satisfaction of the following conditions, except, to the extent permitted by applicable law, that such conditions may be waived in writing pursuant to the Merger Agreement by the joint action of the parties to the Merger Agreement:

          (i) The approval of Ambassador stockholders of the Merger Agreement shall have been obtained.

          (ii) No temporary restraining order or preliminary or permanent injunction or other order by any federal or state court preventing consummation of the Merger shall have been issued and be continuing in effect, and no governmental entity shall have instituted any action or proceeding seeking any such order.

          (iii) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect.

          (iv) The shares of AIMCO Common Stock issuable in the Merger shall have been approved for listing on the NYSE upon official notice of issuance.

          (v) The statutory approvals required pursuant to the terms of the Merger Agreement shall have been obtained at or prior to the Effective Time and such approvals shall have become Final Orders (as defined below), except to the extent that the failure to obtain any such approval would not reasonably be expected to have a material adverse effect on AIMCO, assuming consummation of the Merger. Such Final Orders with respect to such approvals shall not impose terms or conditions which, individually or in the aggregate, would have, or insofar as reasonably can be foreseen, are likely to have a material adverse
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

     effect on the business, assets, financial condition or results of operations of the Surviving Corporation. A "Final Order" means action by the relevant regulatory authority which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

          (vi) To the extent that the continued lawful operations of the business of Ambassador, AIMCO or any of their Subsidiaries after the Merger require that any license, permit or other governmental approval be transferred to the Surviving Corporation or issued to the Surviving Corporation, such licenses, permits or other authorizations shall have been transferred or reissued to the Surviving Corporation at or before the Closing Date, except where the failure to transfer or reissue such licenses, permits or other authorizations would not have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Surviving Corporation and its Subsidiaries taken as a whole immediately after the Effective Time.

          (vii) Ambassador and AIMCO shall have received the opinion of Maryland counsel to both parties, to the effect that the articles of merger are enforceable under Maryland law.

          (viii) The parties shall have received an opinion of public finance counsel mutually acceptable to the parties that certain Florida bonds of Ambassador shall not lose their tax exempt status as a result of the Merger.

     The obligation of AIMCO to effect the Merger is subject to the satisfaction, on or prior to the Closing Date, of the following additional conditions, except as they may be waived by AIMCO pursuant to the Merger
Agreement:

          (i) Ambassador (and/or Ambassador's appropriate Subsidiaries) will have performed in all material respects its material agreements and covenants contained in or contemplated by the Merger Agreement which are required to be performed by it at or prior to the Effective Time.

          (ii) The representations and warranties of Ambassador set forth in the Merger Agreement which are qualified by Ambassador Material Adverse Effect (as defined in the Merger Agreement) shall be true and correct and all other representations and warranties of Ambassador set forth in the Merger Agreement shall be true and correct except for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, would not result in an Ambassador Material Adverse Effect, as of the Effective Time, in each case (i) on and as of the date of the Merger Agreement and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time).

          (iii) AIMCO shall have received a certificate signed by the chief financial officer of Ambassador, on behalf of Ambassador, dated the Closing Date, to the effect that, to the best of such officer's knowledge, the conditions set forth in paragraphs (i) and (ii) above have been satisfied.

          (iv) Since December 31, 1996, no Ambassador Material Adverse Effect shall have occurred and be continuing.

          (v) AIMCO shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to AIMCO, an opinion dated as of such date to the effect that the Merger should constitute a "reorganization" within the meaning of
     Section 368(a) of the Code and AIMCO and Ambassador should each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may require delivery of and rely upon representations contained in certificates of officers of Ambassador, AIMCO and others.

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

          (vi) AIMCO shall have received an opinion of counsel to Ambassador, dated as of the Effective Time, reasonably satisfactory to AIMCO that, for its taxable year ended December 31, 1994 and all subsequent taxable years ending on or before the Effective Time (including the short taxable year ending immediately prior to the Effective Time), Ambassador was organized and has operated in conformity with the requirements for qualification as a REIT under the Code (with customary exceptions, assumptions and qualifications and based upon customary representations).

          (vii) AIMCO shall have received agreements, duly executed by each Rule 145 Affiliate of Ambassador, as described in the Merger Agreement.

          (viii) The FNMA shall have consented (the "FNMA Consent") to the assumption by the Surviving Corporation of approximately $216.3 million of credit enhancement for taxable and tax exempt bonds payable by Ambassador and any Subsidiary of Ambassador outstanding as of the Effective Time, which credit enhancement by FNMA has an initial term of 25 years.

          (ix) Neither Ambassador nor any Subsidiary of Ambassador is in default under the FNMA credit enhancements described in paragraph (viii), except for such defaults which do not have an Ambassador Material Adverse Effect.

     The obligation of Ambassador to effect the Merger is subject to the satisfaction, on or prior to the Closing Date, of the following additional conditions, except as they may be waived by Ambassador pursuant to the Merger
Agreement:

          (i) AIMCO (and/or AIMCO's appropriate Subsidiaries) will have performed in all material respects their agreements and covenants contained in or contemplated by the Merger Agreement which are required to be performed by it at or prior to the Effective Time.

          (ii) The representations and warranties of AIMCO set forth in the Merger Agreement which are qualified by AIMCO Material Adverse Effect (as defined in the Merger Agreement) shall be true and correct and all other representations and warranties of AIMCO set forth in the Merger Agreement shall be true and correct except for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, would not result in an AIMCO Material Adverse Effect, as of the Effective Time, in each case (i) on and as of the date of the Merger Agreement and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time).

          (iii) Ambassador shall have received a certificate signed by the chief financial officer of AIMCO, on behalf of AIMCO, dated the Closing Date, to the effect that, to the best of such officer's knowledge, the conditions set forth in paragraphs (i) and (ii) above have been satisfied.

          (iv) Ambassador shall have received from Altheimer & Gray, counsel to Ambassador, an opinion dated as of such date to the effect that the Merger should constitute a "reorganization" within the meaning of Section 368(a) of the Code and AIMCO and Ambassador should each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Altheimer & Gray may require delivery of and rely upon representations contained in certificates of officers of Ambassador, AIMCO and others.

          (v) Ambassador shall have received an opinion of counsel to AIMCO, dated as of the Effective Time, reasonably satisfactory to Ambassador that, for its taxable year ended December 31, 1994 and all subsequent taxable years ending on or before the Effective Time, AIMCO was organized and has operated in conformity with the requirements for qualification as a REIT under the Code and that, after giving effect to the Merger, AIMCO's proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code (with customary exceptions, assumptions and qualifications and based upon customary representations).

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

          (vi) Certain required consents, the failure of which to obtain would have an AIMCO Material Adverse Effect (assuming consummation of the Merger), shall have been obtained.

TERMINATION

     The Merger Agreement provides that it may be terminated and abandoned prior to the Effective Time, whether before or after stockholder approval, by the mutual written consent of the Ambassador and AIMCO Boards of Directors.

     The Merger Agreement may also be terminated and abandoned prior to the Effective Time, whether before or after stockholder approval, by either Ambassador or AIMCO (i) if there has been any breach of any representations or warranties on the part of the other set forth in the Merger Agreement, which breaches individually or in the aggregate would result in an AIMCO Material Adverse Effect or an Ambassador Material Adverse Effect, as the case may be, or a material breach on the part of the other party of any of its material covenants or agreements set forth in the Merger Agreement and, in any case which breaches have not been cured within 20 business days following receipt by the breaching party of notice of such breach or adequate assurance of such cure shall not have been given by or on behalf of the breaching party within such 20 business-day period; (ii) if the Ambassador Board or any committee of the Ambassador Board (A) shall withdraw or modify in any adverse manner its approval or recommendation of the Merger Agreement or the Merger, (B) shall approve or recommend any acquisition of Ambassador or a material portion of its assets or any tender offer for shares of capital stock of Ambassador, in each case, other than by AIMCO or an Affiliate thereof or (C) shall resolve to take any of the actions specified in clause (A) or (B); (iii) if any state or federal law, order, rule or regulation is adopted or issued after the date of the Merger Agreement, which has the effect, as supported by the written opinion of outside counsel for such party, of prohibiting the Merger; (iv) if any court of competent jurisdiction in the United States or any state shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Merger or any other Transaction, and such order, judgment or decree shall have become final and nonappealable; or (v) by written notice to the other party, if approval of the Ambassador stockholders shall not have been obtained at a duly held meeting, including any adjournments thereof.

     The Merger Agreement may also be terminated by either party thereto, by written notice to the other party, if the Effective Time shall not have occurred on or before July 31, 1998 (the "Termination Date"); provided, however, that the right to terminate the Agreement as described in this paragraph shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before this date; and provided, further, that if on the Termination Date the conditions to the Closing with respect to the obtaining of required statutory approvals shall not have been fulfilled but all other conditions to the Closing shall be fulfilled or shall be capable of being fulfilled, then the Termination Date shall be extended to September 15, 1998.

     The Merger Agreement may also be terminated by Ambassador, by written notice to AIMCO, if the Ambassador Board shall determine in good faith that an Acquisition Proposal constitutes a Superior Proposal; provided however, that Ambassador may not terminate this Agreement as described in this paragraph unless (i) five days shall have elapsed after delivery to AIMCO of a written notice of such determination by such Board of Directors and at all reasonable times during such five day period Ambassador shall have cooperated with AIMCO in informing AIMCO of the terms and conditions of such Acquisition Proposal and the identity of the person or group making such Acquisition Proposal, with the objective of providing AIMCO a reasonable opportunity, during such five day period, to propose a modification of the terms and conditions of the Merger Agreement so that a business combination between Ambassador and AIMCO may be effected, (ii) during such five day period, the Ambassador Board negotiates in good faith with AIMCO with respect to such proposed modifications; provided however, that the decision as to whether to proceed with the Merger and other Transactions shall be at the discretion of the Ambassador Board and (iii) at the end of such five day period the Ambassador Board shall continue to believe in good faith that such Acquisition Proposal constitutes a Superior Proposal.

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

     The Merger Agreement may also be terminated by Ambassador, if both Terry Considine and Peter K. Kompaniez cease to serve as officers and directors of AIMCO and the AIMCO Operating Partnership, other than as a result of death or disability.

     In the event of termination of the Merger Agreement by either Ambassador or AIMCO, there will be no liability on the part of either Ambassador or AIMCO or their respective officers or directors thereunder, except that the Confidentiality Agreement between the parties and certain specified sections of the Merger Agreement shall survive the termination, including the provisions described under "Termination Fees" below. There will be no liability with respect to facts and circumstances that give rise to any right of termination under the Merger Agreement if the Merger Agreement is not in fact terminated and any breach of the Merger Agreement which does not give rise to a right of termination shall not result in any liabilities to the breaching party.

TERMINATION FEES

     Pursuant to the Merger Agreement, the parties have agreed to pay certain "Break-Up Fees" and "Break-Up Expenses" under certain circumstances, as described below.

     The "Break-Up Fee" shall be an amount equal to the lesser of (i) approximately $8.7 million (3.5% of the sum of (A) $21.00 times the number of shares of Ambassador Common Stock outstanding as of the date of the Merger Agreement, plus (B) $21.00 times the number of shares of Ambassador Preferred Stock outstanding on the date of the Merger Agreement) (the "Base Amount") and
(ii) the sum of (X) the maximum amount that can be paid to AIMCO in the year in which this Agreement is terminated (the "Termination Year") and in all relevant taxable years thereafter without causing it to fail to meet the requirements of Sections 856(c) (2) and (3) of the Code (the "REIT Requirements") for such year, determined as if the payment of such amount did not constitute income described in Section 856(c) (2)(A)-(H) and 856(c) (3)(A)-(I) of the Code ("Qualifying Income"), as determined by independent accountants to AIMCO, and (Y) in the event AIMCO receives a ruling from the IRS (a "Break-Up Fee ruling") holding that AIMCO's receipt of the Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Base Amount less the amount payable under clause (X) above.

     A party's "Break-Up Expenses" shall be an amount equal to the lesser of (i) such party's out-of-pocket expenses incurred in connection with the Merger Agreement and the Related Transactions (including, without limitation, all attorney's, accountants' and investment bankers' fees and expenses) but in no event in an amount greater than $1.0 million (the "Expense Fee Base Amount") and
(ii) the sum of (A) the maximum amount that can be paid to such party in the Termination Year and in all relevant taxable years thereafter without causing it to fail to meet the REIT Requirements for such year, determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to such party and (B) in the event such party receives a ruling from the IRS (an "Expense Fee Ruling") holding that such party's receipt of the Expense Fee Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Expense Fee Base Amount less the amount payable under clause (A) above.

     If (i) the Merger Agreement (A) is terminated by AIMCO pursuant to clause
(i) of the second paragraph under "-- Termination" above, (B) is terminated by Ambassador pursuant to the fourth paragraph under "-- Termination" above, (C) is terminated as a result of Ambassador's failure to use best efforts to obtain approval of the shareholders of Ambassador of the Merger, or (D) is terminated because the shareholders of Ambassador do not approve the Merger, (ii) at the time of such termination or prior to the meeting of Ambassador's shareholders but after the date of the Merger Agreement there shall have been made an Acquisition Proposal involving Ambassador or any of its Affiliates (whether or not such Acquisition Proposal shall have been rejected or shall have been withdrawn prior to the time of such termination or of such meeting) and (iii) within one year of the termination of the Merger Agreement Ambassador or any of its Affiliates becomes a Subsidiary of the party which has made such Acquisition Proposal or a Subsidiary of an Affiliate of such party or accepts a written offer to consummate or consummates an Acquisition Proposal with such party or an Affiliate thereof, then Ambassador (jointly and severally with the Ambassador Operating
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

Partnership), upon the signing of a definitive agreement relating to such Acquisition Proposal, or, if no such agreement is signed, then at the closing (and as a condition to the closing) of Ambassador becoming such a Subsidiary or of such Acquisition Proposal, shall pay to AIMCO the Break-Up Fee (as defined above). The payment of the Break-Up Fee will be compensation and liquidated damages for the loss suffered by AIMCO as the result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances, and neither party shall have any other liability to the other (including, in the case of Ambassador, the party making the Acquisition Proposal) with respect to the circumstances giving rise to the payment of the Break-Up Fee, other than the payment of the Break-Up Fee. If the amount payable for the Termination Year under the preceding sentence is less than the Base Amount, Ambassador will place the remaining portion of the Base Amount in escrow and shall not release any portion thereof to AIMCO unless and until Ambassador receives either of the following: (i) a letter from AIMCO's independent accountants indicating the maximum amount that can be paid at that time to AIMCO without causing AIMCO to fail to meet the REIT Requirements for any relevant taxable year, together with either an IRS Ruling issued to AIMCO or an opinion of AIMCO's tax counsel to the effect that such payment would not be treated as includible in the income of AIMCO for any prior taxable year, in which event Ambassador shall pay such maximum amount, or (ii) a Break-Up Fee ruling, in which event Ambassador shall pay to AIMCO the unpaid Base Amount. Ambassador's obligation to pay any unpaid portion of the Break-Up Fee will terminate three years from the date of the Merger Agreement and Ambassador shall have no obligation to make any further payments notwithstanding that the entire Base Amount has not been paid as of such date.

     If the amount payable for the Termination Year (as determined above) is less than the Expense Fee Base Amount, Ambassador will place the remaining portion of the Expense Fee Base Amount in escrow and shall not release any portion thereof to AIMCO unless and until Ambassador receives either of the following: (i) a letter from AIMCO's independent accountants indicating the maximum amount that can be paid at that time to AIMCO without causing AIMCO to fail to meet the REIT Requirements for any relevant taxable year, together with either the IRS ruling issued to AIMCO or an opinion of AIMCO's tax counsel to the effect that such payment would not be treated as includible in the income of AIMCO for any prior taxable year, in which event Ambassador shall pay to AIMCO such maximum amount or (ii) an Expense Fee Ruling, in which event Ambassador will pay to AIMCO the unpaid Expense Fee Base Amount. Ambassador's obligation to pay any unpaid portion of the Break-Up Expenses will terminate three years from the date of the Merger Agreement and Ambassador shall have no obligation to make any further payments notwithstanding that the entire amount of Break-Up Expenses has not been paid as of such date.

     If the Merger Agreement is terminated by Ambassador in accordance with clause (i) of the second paragraph under "-- Termination" and, at the time of such termination, Ambassador has not breached any of its representations, warranties, covenants or agreements set forth in the Merger Agreement which would give rise to a right on the part of AIMCO to terminate this Agreement pursuant to such clause (i), then AIMCO (jointly and severally with the AIMCO Operating Partnership), shall pay to Ambassador the Break-Up Fee. The payment of the Break-Up Fee shall be compensation and liquidated damages for the loss suffered by Ambassador as the result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances, and neither party shall have any other liability to the other with respect to the circumstances giving rise to the payment of the Break-Up Fee, other than the payment of the Break-Up Fee. If the amount payable for the Termination Year is less than the Base Amount, AIMCO will place the remaining portion of the Base Amount in escrow and shall not release any portion thereof to Ambassador unless and until AIMCO receives either of the following: (i) a letter from Ambassador's independent accountants indicating the maximum amount that can be paid at that time to Ambassador without causing Ambassador to fail to meet the REIT Requirements for any relevant taxable year, together with either an IRS Ruling issued to Ambassador or an opinion of Ambassador's tax counsel to the effect that such payment would not be treated as includible in the income of Ambassador for any prior taxable year, in which event AIMCO shall pay such maximum amount, or (ii) a Break-Up Fee Ruling, in which event AIMCO shall pay to Ambassador the unpaid Base Amount. AIMCO's obligation to pay any unpaid portion of the Break-Up Fee will terminate three years from the date of this Agreement and AIMCO shall have no obligation to make any further payments notwithstanding that the entire Base Amount has not been paid as of such date.

     If the amount payable for the Termination Year (as determined above) is less than the Expense Fee Base Amount, AIMCO shall place the remaining portion of the Expense Fee Base Amount in escrow and shall not release any portion thereof to Ambassador unless and until AIMCO receives either of the following:
(i) a letter from Ambassador's independent accountants indicating the maximum amount that can be paid at that time to Ambassador without causing Ambassador to fail to meet the REIT Requirements for any relevant taxable year, together with either the IRS ruling issued to Ambassador or an opinion of Ambassador's tax counsel to the effect that such payment would not be treated as includible in the income of Ambassador for any prior taxable year, in which event AIMCO shall pay to Ambassador such maximum amount or (ii) an Expense Fee Ruling, in which event AIMCO shall pay to Ambassador the unpaid Expense Fee Base Amount. AIMCO's obligation to pay any unpaid portion of the Break-Up Expenses will terminate three years from the date of the Merger Agreement and AIMCO shall have no obligation to make any further payments notwithstanding that the entire amount of Break-Up Expenses has not been paid as of such date.

     The Merger Agreement provides that if the Merger Agreement is terminated pursuant to clause (i) of the second paragraph under "-- Termination" above, then, without limitation of the terminating party's right, if any, to receive the Break-Up Fee, the other party shall pay to the terminating party the Break-Up Expenses (subject to the limitations described above).

     In the Merger Agreement, the parties agree that the agreements described herein (under "--Termination Fees" above) are an integral part of the transactions contemplated by the Merger Agreement and constitute liquidated damages and not a penalty and shall be the sole and exclusive remedy of the parties thereto with respect to the facts and circumstances giving rise to the payment of a Break-Up Fee. Notwithstanding anything to the contrary, if Ambassador or AIMCO fails to promptly pay to AIMCO or Ambassador, as the case may be, any fee due under the provisions described in this section, in addition to any amounts paid or payable pursuant to such sections, Ambassador or AIMCO, as the case may be, shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by AIMCO or Ambassador, as the case may be, to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

AMENDMENT, MODIFICATION AND WAIVER

     The Merger Agreement may be amended by the Boards of Directors of the parties thereto, at any time before or after approval hereof by the shareholders of Ambassador and prior to the Effective Time, but after such approvals, no such amendment shall (a) alter or change the amount or kind of shares, rights or any of the proceedings of the treatment of shares under the Merger Agreement or (b) alter or change any of the terms and conditions of the Merger Agreement if any of the alterations or changes, alone or in the aggregate, would materially adversely affect the rights of holders of Ambassador Common Stock or AIMCO Common Stock, except for alterations or changes that could otherwise be adopted by the Board of Directors of the Surviving Corporation, without the further approval of such shareholders, as applicable. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties to the Merger Agreement.

     At any time prior to the Effective Time, a party to the Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party thereto, (b) waive any inaccuracies in the representations and warranties of the other party contained therein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions of the other party contained therein, to the extent permitted by applicable law. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

               SELECTED HISTORICAL FINANCIAL INFORMATION OF AIMCO

     The following table sets forth selected historical financial and operating information for AIMCO. The selected historical financial information for the years ended December 31, 1997, 1996 and 1995 is based on the audited financial statements of AIMCO incorporated by reference herein. The selected historical financial information for the period January 10, 1994 (the date of AIMCO's inception) through December 31, 1994 for AIMCO and for the period from January 1, 1994 through July 28, 1994 and for the year ended December 31, 1993 for the AIMCO Predecessors is based on the audited financial statements of AIMCO and the AIMCO Predecessors, respectively. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of AIMCO and notes thereto included or incorporated by reference in this Proxy Statement/Prospectus.

                                                                  AIMCO                             AIMCO PREDECESSOR(A)
                                            -------------------------------------------------   -----------------------------
                                                        FOR THE                FOR THE PERIOD   FOR THE PERIOD
                                                       YEAR ENDED               JANUARY 10,       JANUARY 1,       FOR THE
                                                      DECEMBER 31,              1994 THROUGH     1994 THROUGH     YEAR ENDED
                                            --------------------------------    DECEMBER 31,       JULY 28,      DECEMBER 31,
                                               1997        1996       1995          1994           1994(B)           1993
                                               ----        ----       ----     --------------   --------------   ------------
                                                                               (RESTATED)(C)    (RESTATED)(C)
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OTHER DATA)
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
Rental and other income...................  $  193,006   $100,516   $ 74,947      $ 24.894         $ 5,805         $ 8,056
Property operating expenses...............     (76,168)   (38,400)   (30,150)      (10,330)         (2,263)         (3,200)
Owned property management expenses........      (6,620)    (2,746)    (2,276)         (711)             --              --
                                            ----------   --------   --------      --------         -------         -------
                                               110,218     59,370     42,521        13,853           3,542           4,856
Depreciation and amortization.............     (37,741)   (19,556)   (15,038)       (4,727)         (1,151)         (1,702)
                                            ----------   --------   --------      --------         -------         -------
                                                72,477     39,814     27,483         9,126           2,391           3,154
                                            ----------   --------   --------      --------         -------         -------
SERVICE COMPANY BUSINESS:
Management fees and other income..........      13,937      8,367      8,132         3,217           6,533           8,069
Management and other expenses.............      (9,910)    (5,352)    (4,953)       (2,047)         (5,823)         (6,414)
Corporate overhead allocation.............        (588)      (590)      (581)           --              --              --
Owner and seller bonuses..................          --         --         --            --            (204)           (468)
Depreciation and amortization.............      (1,401)      (718)      (596)         (150)           (146)           (204)
                                            ----------   --------   --------      --------         -------         -------
Income from service company business......       2,038      1,707      2,002         1,020             360             983
Minority interests in service company
  business................................         (10)        10        (29)          (14)             --              --
                                            ----------   --------   --------      --------         -------         -------
Company's shares of income from service
  company business........................       2,028      1,717      1,973         1,006             360             983
                                            ----------   --------   --------      --------         -------         -------
General and Administrative Expenses.......      (5,396)    (1,512)    (1,804)         (977)             --              --
Interest Income...........................       8,676        523        658           123              --              --
Interest Expense..........................     (51,385)   (24,802)   (13,322)       (1,576)         (4,214)         (3,510)
Minority Interest in Other Partnership....       1,008       (111)        --            --              --              --
Equity in Earnings of Other
  Partnerships(d).........................      (1,798)        --         --            --              --              --
Equity in Earnings of Unconsolidated
  Subsidiaries(e).........................       4,636         --         --            --              --              --
                                            ----------   --------   --------      --------         -------         -------
Income (Loss) Before Gain on Disposition
  of Property, Extraordinary Item, Income
  Taxes and Minority Interest in Operating
  Partnership.............................      30,246     15,629     14,988         7,702          (1,463)            627

                                                                  AIMCO                             AIMCO PREDECESSOR(A)
                                            -------------------------------------------------   -----------------------------
                                                        FOR THE                FOR THE PERIOD   FOR THE PERIOD
                                                       YEAR ENDED               JANUARY 10,       JANUARY 1,       FOR THE
                                                      DECEMBER 31,              1994 THROUGH     1994 THROUGH     YEAR ENDED
                                            --------------------------------    DECEMBER 31,       JULY 28,      DECEMBER 31,
                                               1997        1996       1995          1994           1994(B)           1993
                                               ----        ----       ----     --------------   --------------   ------------
                                                                               (RESTATED)(C)    (RESTATED)(C)
                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OTHER DATA)
Gain on disposition of property...........       2,720         44         --            --              --              --
Extraordinary (loss) gain -- forgiveness
  of debt.................................        (269)        --         --            --              --              --
Provisions for income taxes...............          --         --         --            --             (36)           (336)
                                            ----------   --------   --------      --------         -------         -------
Income (Loss) Before Minority Interest in
  Operating Partnership...................      32,697     15,673     14,988         7,702          (1,499)            291
Minority interest in Operating
  Partnership.............................      (4,064)    (2,689)    (1,613)         (559)             --              --
                                            ----------   --------   --------      --------         -------         -------
Net Income (Loss).........................  $   28,633   $ 12,984   $ 13,375      $  7,143         $(1,499)        $   291
                                            ==========   ========   ========      ========         =======         =======
BALANCE SHEET DATA
  (END OF PERIOD):
Real estate, before accumulated
  depreciation............................  $1,657,207   $865,222   $477,162      $406,067         $47,500         $46,819
Total assets..............................   2,100,510    827,673    480,361       416,739          39,042          38,914
Total mortgages and notes payable.........     808,530    522,146    268,692       141,315          40,873          41,893
Mandatorily redeemable 1994 Cumulative
  Convertible Senior Preferred Stock......          --         --         --        96,600              --              --
Stockholders' equity(f)...................   1,045,300    215,749    169,032       140,319          (9,345)         (7,556)
OTHER DATA:
Total owned properties (end of period)....         147         94         56            48               4               4
Total owned apartment units (end of
  period).................................      40,039     23,764     14,453        12,513           1,711           1,711
Units under management (end of period)....      69,587     19,045     19,594        20,758          29,343          28,422
Funds From Operations(g)..................      81,155     35,185     25,285         9,391             N/A             N/A
Weighted Average Number of Common Shares
  and OP Units Outstanding(h).............      29,119     14,994     11,461        10,920             N/A             N/A

-------------------------
(a) On July 29, 1994, AIMCO completed its initial public offering of 9,075,000 shares of AIMCO Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of AIMCO Common Stock. On such date, AIMCO and Property Asset Management, L.L.C., Limited Liability Company and its affiliated companies and PDI Realty Enterprises, Inc. (collectively, the "AIMCO Predecessors") engaged in a business combination and consummated a series of related transactions which enabled AIMCO to continue and expand the property management and related businesses of the AIMCO Predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of AIMCO Common Stock were repurchased by AIMCO in 1995.
(b) Represents the period January 1, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO.
(c) In the second quarter of 1996, AIMCO reorganized the ownership of the service company, whereby the AIMCO Operating Partnership (i) owns all of the non-voting preferred stock of the service company, Property Asset Management Services, Inc. ("PAMS Inc."), representing a 95% economic interest, and (ii) owns the 1% general partnership interest in Property Asset Management Services, L.P. ("PAMS LP"). PAMS Inc. owns the 99% limited partnership interest in PAMS LP. Substantially all the activity of PAMS Inc. is conducted by PAMS LP. Because the AIMCO Operating Partnership owns 95% of the economic value of PAMS Inc. and also controls the general partnership interest in PAMS LP, thereby controlling the activity of the partnership, the service company is consolidated. Prior to the reorganization, AIMCO reported the service company business on the equity method. The restatement has no impact on net income, but does increase third party and affiliate management and other income, management and other expenses, amortization of management company goodwill and depreciation of non-real estate assets. AIMCO has restated the balance sheet as of December 31, 1995 and 1994, and the statements of income and statements of cash flows for the year ended December 31, 1995 and the period from January 10, 1994 through December 31, 1994 to reflect the change.
(d) Represents AIMCO's share of earnings from 83,431 units in which AIMCO purchased an equity interest from the NHP Real Estate Companies.
(e) Represents AIMCO's equity earnings in the Unconsolidated Subsidiaries.

(f) Subsequent to December 31, 1997, AIMCO issued 4,200,000 shares of AIMCO Class D Preferred Stock, par value $.01 per share, for aggregate net proceeds of approximately $101.5 million. See "AIMCO Recent
    Developments -- Recent Financings."

(g) AIMCO's management believes that the presentation of Funds From Operations ("FFO"), when considered with the financial data determined in accordance with GAAP, provides a useful measure of AIMCO's performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO, nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO calculates FFO consistent with the NAREIT definition, adjusted for minority interest in the AIMCO Operating Partnership, plus amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on preferred stock. AIMCO's management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of AIMCO's ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO's basis of computing FFO is comparable with that of other REITs.

     The following is a reconciliation of Income before minority interest in Operating Partnership to FFO:

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                            --------------------------------
                                                              1997        1996        1995
                                                              ----        ----        ----
                                                                     (IN THOUSANDS)
Income before minority interest in Operating
  Partnership.............................................  $32,697     $15,673     $14,988
Gain on disposition of property...........................   (2,720)        (44)         --
Extraordinary item........................................      269          --          --
Real estate depreciation, net of minority interests.......   33,751      19,056      15,038
Amortization of management company goodwill...............      948         500         428
Equity in earnings of Unconsolidated Subsidiaries:
  Real estate depreciation................................    3,584          --          --
  Amortization of management contracts....................    1,587          --          --
  Deferred taxes..........................................    4,894          --          --
Equity in earnings of Other Partnerships:
  Real estate depreciation................................    6,280          --          --
  Preferred stock dividends...............................     (135)         --      (5,169)
                                                            -------     -------     -------
Funds from Operations.....................................  $81,155     $35,185     $25,285
                                                            =======     =======     =======

(h) Generally, after a one-year holding period, AIMCO OP Units may be tendered for redemption at the option of the holder and, upon tender, may be acquired by AIMCO for shares of AIMCO Common Stock at an exchange ratio of one share of AIMCO Common Stock for each AIMCO OP Unit (subject to adjustment).

            SELECTED HISTORICAL FINANCIAL INFORMATION OF AMBASSADOR

     The following table sets forth selected historical financial information of Ambassador and Prime Properties, the combined predecessor properties of Ambassador (collectively, the "Ambassador Predecessor"). The selected historical financial information for the years ended December 31, 1997, 1996 and 1995 is derived from the audited consolidated financial statements of Ambassador incorporated by reference herein. The selected historical financial information for the period August 31, 1994 through December 31, 1994 for Ambassador and for the period January 1, 1994 through August 30, 1994 and for the year ended December 31, 1993 for the Ambassador Predecessor are based on the audited financial statements of Ambassador and the Ambassador Predecessor. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of Ambassador and notes thereto incorporated by reference in this Proxy Statement/Prospectus.

                                                                  AMBASSADOR                          AMBASSADOR PREDECESSOR
                                            ------------------------------------------------------   -------------------------
                                                          YEAR ENDED                   AUGUST 31     JANUARY 1
                                                         DECEMBER 31,                   THROUGH       THROUGH      YEAR ENDED
                                            ---------------------------------------   DECEMBER 31,   AUGUST 30,   DECEMBER 31,
                                              1997          1996           1995           1994          1994          1993
                                              ----          ----           ----       ------------   ----------   ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, PROPERTIES AND UNITS)
OPERATING DATA:
Total Revenue.............................  $  93,329    $  70,194      $  53,381      $  14,680      $ 20,434      $ 20,024
Property operating expenses...............     36,088       27,465         22,158          5,745         9,069         9,016
General and administrative expenses.......      6,868        5,225          3,612          1,459           298           164
Property Management fees..................         --           --             --             --         1,109         1,184
Depreciation..............................     18,979       13,430          8,894          2,101         3,190         3,271
Amortization of deferred financing fees...      1,393        1,829          2,792            622           333           262
(Income) losses from unconsolidated real
  estate limited partnerships.............       (405)        (233)           320            162            --            --
Merger related costs......................        524           --             --             --            --            --
                                            ---------    ---------      ---------      ---------      --------      --------
Income from operations....................     29,882       22,478         15,605          4,591         6,435         6,127
Interest expense..........................     25,594       17,417         10,369          1,738         5,776         5,748
                                            ---------    ---------      ---------      ---------      --------      --------
Income before minority interest, gain on
  sale of rental property, loss on sale of
  investment, loss of interest rate cap
  and extraordinary item..................      4,288        5,061          5,236          2,853           659           379
Income allocated to minority
  interest(1).............................     (1,237)      (1,883)          (615)          (332)           --            --
                                            ---------    ---------      ---------      ---------      --------      --------
Income before gain on sale of rental
  property, loss on sale of investment,
  loss on sale of interest rate cap and
  extraordinary item......................      3,051        3,178          4,621          2,521           659           379
Gain on sale of rental property net of
  minority interest.......................         --           --            966             --            --            --
                                            ---------    ---------      ---------      ---------      --------      --------
Income before loss on sale of investment,
  loss on sale of interest rate cap and
  extraordinary item......................      3,051        3,178          5,587          2,521           659           379
Loss on sale of investment, net of
  minority interest.......................       (509)          --             --             --            --            --
                                            ---------    ---------      ---------      ---------      --------      --------
Income before loss on sale of interest
  rate cap and extraordinary item.........      2,542        3,178          5,587          2,521           659           379
Loss on sale of interest rate cap, net of
  minority interest.......................         --       (2,084)            --             --            --            --
                                            ---------    ---------      ---------      ---------      --------      --------
Income before extraordinary item..........      2,542        1,094          5,587          2,521           659           379
Extraordinary item (net of minority
  interest)...............................     (1,384)      (4,653)         4,360           (772)           --            --
                                            ---------    ---------      ---------      ---------      --------      --------
Net income (loss).........................      1,158       (3,559)         9,947          1,749           659           379
Income allocated to preferred
  stockholders............................      2,296          851             --             --            --            --
                                            ---------    ---------      ---------      ---------      --------      --------
Net (loss) income applicable to common
  stockholders............................  $  (1,138)   $  (4,410)     $   9,947      $   1,749      $    659      $    379
                                            =========    =========      =========      =========      ========      ========
Basic Earnings Per Share:(5)
(Loss) Income per weighted average share
  of common stock outstanding:
Before extraordinary item.................  $    0.02    $    0.03      $    0.62      $    0.28
Extraordinary item........................      (0.14)       (0.52)          0.49          (0.09)
                                            ---------    ---------      ---------      ---------
Net (loss) income.........................  $   (0.12)   $   (0.49)     $    1.11      $    0.19
                                            =========    =========      =========      =========
Weighted average shares of common stock
  outstanding -- basic....................  9,834,710    8,958,525      8,958,525      8,847,547
Diluted Earnings Per Share:(5)
(Loss) income per weighted average share
  of common stock outstanding:
Before extraordinary item.................  $    0.03    $    0.03      $    0.62      $    0.28
Extraordinary item........................      (0.14)       (0.52)          0.49          (0.09)
                                            ---------    ---------      ---------      ---------
Net (loss) income.........................  $   (0.11)   $   (0.49)     $    1.11      $    0.19
                                            =========    =========      =========      =========

                                                                  AMBASSADOR                          AMBASSADOR PREDECESSOR
                                            ------------------------------------------------------   -------------------------
                                                          YEAR ENDED                   AUGUST 31     JANUARY 1
                                                         DECEMBER 31,                   THROUGH       THROUGH      YEAR ENDED
                                            ---------------------------------------   DECEMBER 31,   AUGUST 30,   DECEMBER 31,
                                              1997          1996           1995           1994          1994          1993
                                              ----          ----           ----       ------------   ----------   ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, PROPERTIES AND UNITS)
Weighted average shares of common stock
  outstanding -- dilutive:................  9,935,873    9,012,110      8,958,525      8,847,547
Net cash provided by operating
  activities..............................  $  20,732    $  19,087      $  21,592      $   5,245      $  4,935      $  4,807
Net cash used in investing activities.....  $ (39,029)   $ (79,975)     $ (58,530)     $ (80,438)     $ (1,731)     $(64,155)
Net cash provided by (used in) financing
  activities..............................  $  18,743    $  59,620      $  39,784      $  77,617      $ (2,405)     $ 60,669
SUPPLEMENTAL INFORMATION:
Funds from Operations(2)..................  $  24,659    $  20,762      $  15,672      $   5,093      $  3,849      $  3,650
Per share funds from operations(2)(6).....  $    1.90    $    1.85      $    1.57      $    0.51      $   0.39      $   0.37
Distributions/dividends per share.........  $    1.60    $    1.60      $    1.20      $   0.538            --            --
Number of apartment units at end of
  period(3)...............................     15,728       14,564         10,636          8,185         5,090         5,090
Number of Properties at end of
  period(3)...............................         52           49             36             30            21            21
BALANCE SHEET DATA:
Rental property before accumulated
  depreciation............................  $ 551,754    $ 495,292      $ 343,869      $ 235,916      $168,164      $166,433
Net rental property.......................  $ 499,435    $ 461,952      $ 323,959      $ 224,436      $157,689      $159,148
Total assets..............................  $ 557,176    $ 515,784      $ 359,989      $ 244,511      $187,316      $166,407
Total debt(4).............................  $ 387,649    $ 359,329      $ 229,981      $ 112,800      $182,300      $163,900
Net equity (deficit)......................  $ 108,048    $  90,448      $ 109,173      $ 109,962      $ (1,781)     $ (2,422)

-------------------------
(1) Reflects allocation of income to minority interests (Limited Partners of the Operating Partnership, Jupiter-I, L.P. and Jupiter-II, L.P.).

(2) The Company believes that to facilitate a clear understanding of its operating results, Funds from Operations ("FFO") should be examined in conjunction with net income as presented in the Consolidated Financial Statements. Industry analysts generally consider FFO an appropriate measure of performance of an equity REIT. FFO is defined by NAREIT as net income
    (loss) computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains or (losses) from debt restructuring or sales of property plus (i) real estate depreciation, (ii) amortization of capitalized leasing expenses and tenant allowances or improvements, and (iii) adjustments for unconsolidated partnerships and joint ventures.

(3) Subsequent to the initial offering, includes unconsolidated property partnerships.

(4) Subsequent to the initial offering, excludes indebtedness in the aggregate amount of $28,300 of bonds payable by the unconsolidated partnerships.

(5) The earnings per share amounts prior to 1997 have been reported as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share". No restatement of prior reported amounts was required. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements.

(6) The year ended December 31, 1997 assumes 9,834,710 weighted average common shares outstanding, conversion of all weighted average Common Units (904,466), Jupiter-I, L.P. and Jupiter-II, L.P. (1,018,422), and conversion of Ambassador Preferred Stock (1,246,402). The year ended December 31, 1996 assumes 8,958,525 weighted average common shares outstanding, conversion of all weighted average Common Units (963,983), Jupiter-I, L.P. and Jupiter-II, L.P. (910,365), and conversion of weighted average Ambassador Preferred Stock (420,127).

                       PRO FORMA FINANCIAL INFORMATION OF
                                 AIMCO (MERGER)

     On December 23, 1997, AIMCO and Ambassador entered into, and as of March 11, 1998, supplemented, the Merger Agreement. Pursuant to the Merger Agreement, Ambassador will be merged with and into AIMCO, with AIMCO as the surviving corporation. The Merger will become effective at the Effective Time. Upon consummation of the Merger, each outstanding share of Ambassador Common Stock, other than Ambassador Common Stock held by Ambassador or AIMCO, will be converted into the right to receive that number of shares of AIMCO Common Stock equal to the quotient (rounded to the nearest 1/1000) (the "Conversion Ratio") determined by dividing $21.00 by the AIMCO Index Price (as defined below). The term "AIMCO Index Price" means the aggregate of the average of the high and low sales prices of AIMCO Common Stock, as reported on the NYSE, on each of the twenty consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the Effective Time, divided by 20. Notwithstanding the foregoing, if the Conversion Ratio calculated pursuant to the foregoing is greater than 0.583, then, at AIMCO's option, the Conversion Ratio to be used shall be either the Conversion Ratio as calculated pursuant to the foregoing or
0.583 (so long as the Merger would continue to qualify as a reorganization under Section 368(a) of the Code). If AIMCO opts for the Conversion Ratio to equal 0.583, then, in addition to 0.583 shares of AIMCO Common Stock, AIMCO will pay to each holder of Ambassador Common Stock, for each share of Ambassador Common Stock held by such shareholder, an amount in cash equal to (i) $21.00 minus (ii) the product of the AIMCO Index Price and 0.583. In lieu of any fractional shares of AIMCO Common Stock, each holder of Ambassador Common Stock who would otherwise be entitled to receive such fractional shares will be paid cash equal to the product of such fractional shares and the AIMCO Index Price. The Merger is subject to a number of conditions, including the approval of the stockholders of Ambassador.

     The following Pro Forma Consolidated Balance Sheet (Merger) of AIMCO as of December 31, 1997 has been prepared as if each of the following transactions had occurred as of December 31, 1997: (i) the sale of 4,200,000 shares of Class D 8.75% Cumulative Preferred Stock for net proceeds of $101.5 million (the "1998 Stock Offering") and (ii) the Ambassador Merger.

     The following Pro Forma Consolidated Statement of Operations (Merger) of AIMCO for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) the acquisition of an aggregate of 6,930,122 shares of common stock ("NHP Common Stock") of NHP ("the NHP Stock Purchase"); (ii) the purchase of a group of companies (the "NHP Real Estate Companies") affiliated with NHP that hold general and limited partnership interests in partnerships (the "NHP Partnerships") that own 534 conventional and affordable multifamily apartment properties (the "NHP Properties") containing 87,659 units, a captive insurance subsidiary and certain related assets (the "NHP Real Estate Acquisition"); (iii) the acquisition of (a) 45 properties for aggregate purchase consideration of $467.3 million, of which $55.9 million was paid in the form of 1.9 million limited partnership units ("OP Units") in the AIMCO Operating Partnership (b) partnership interests through tender offers in certain partnerships for consideration of $34.2 million in cash and OP Units valued at $7.3 million ((a) and (b) together are the "1997 Property Acquisitions") and (c) 886,600 shares of common stock of Ambassador Apartments, Inc. for consideration of $19.9 million (collectively, the "1997 Acquisitions");
(iv) the sale of (a) approximately 16,367,000 shares of AIMCO Common Stock for aggregate net proceeds of $513.4 million; (b) 750,000 shares of Class B Preferred Stock for net proceeds of $75 million; and (c) 2,400,000 shares of Class C 9% Cumulative Preferred Stock for net proceeds of $58.1 million (collectively, the "1997 Stock Offerings"); (v) the sale of five real estate properties (the "1997 Dispositions"); (vi) the 1998 Stock Offering; and (vii) the Merger.

     The following Pro Forma Financial Information (Merger) is based, in part, on the following historical financial statements, which have been previously filed by AIMCO or are incorporated by reference in this Proxy Statement/Prospectus: (i) the audited Consolidated Financial Statements of AIMCO for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (iii) the unaudited Consolidated Financial Statements of NHP for the nine months ended September 30, 1997; (iv) the unaudited Combined Financial Statements of the NHP Real Estate Companies for the three months ended March 31, 1997; (v) the unaudited Financial Statements of

NHP Southwest Partners, L.P. for the three months ended March 31, 1997; (vi) the unaudited Combined Financial Statements of the NHP New LP Entities for the three months ended March 31, 1997; (vii) the unaudited Combined Financial Statements of the NHP Borrower Entities for the three months ended March 31, 1997; (viii) the unaudited Historical Summaries of Gross Income and Certain Expenses of The Bay Club at Aventura for the three months ended March 31, 1997; (ix) the unaudited Historical Summary of Gross Income and Direct Operating Expenses of Morton Towers for the six months ended June 30, 1997; (x) the unaudited Combined Statement of Revenues and Certain Expenses of the Thirty-Five Acquisition Properties for the six months ended June 30, 1997; (xi) the unaudited Statement of Revenues and Certain Expenses of First Alexandria Associates, a Limited Partnership for the nine months ended September 30, 1997; (xii) the unaudited Statement of Revenues and Certain Expenses of Country Lakes Associates Two, a Limited Partnership for the nine months ended September 30, 1997; (xiii) the unaudited Statement of Revenues and Certain Expenses of Point West Limited Partnership for the nine months ended September 30, 1997; and (xiv) the unaudited Statement of Revenues and Certain Expenses for The Oak Park Partnership for the nine months ended September 30, 1997. The following Pro Forma Financial Information (Merger) should be read in conjunction with such financial statements and the notes thereto. In the opinion of AIMCO's management, all material adjustments necessary to reflect the effects of these transactions have been made.

     The unaudited Pro Forma Financial Information (Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of Ambassador and NHP are adjusted to estimated fair value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Merger) may differ from the amounts ultimately determined.

     The following unaudited Pro Forma Financial Information (Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of AIMCO that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of AIMCO's management, all material adjustments necessary to reflect the effects of these transactions have been made.

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
            PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (MERGER)
                            AS OF DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                               PREVIOUSLY                      AMBASSADOR
                                                 FILED        AMBASSADOR     PURCHASE PRICE      AMBASSADOR
                                              PRO FORMA(A)   HISTORICAL(B)   ALLOCATIONS(C)      PRO FORMA
                                              ------------   -------------   --------------      ----------
                   ASSETS
Real estate.................................   $1,503,922      $499,435         $169,387(D)      $2,172,744
Property held for sale......................        6,284            --               --              6,284
Investments in securities...................       22,144            --          (18,311)(E)          3,833
Investments in and notes receivable from
  unconsolidated subsidiaries...............       84,459            --               --             84,459(P)
Investments in and notes receivable from
  unconsolidated real estate partnerships...      212,150         1,243            1,257(F)         214,650
Cash and cash equivalents...................       85,481         4,448          (48,393)(G)         41,536
Restricted cash.............................       24,229        30,838               --             55,067
Accounts receivable.........................       28,656         1,586               --             30,242
Deferred financing costs....................       12,793        15,404             (412)(H)         27,785
Goodwill....................................      125,239            --               --            125,239
Other assets................................       43,546         4,222             (308)(I)         47,460
                                               ----------      --------         --------         ----------
                                               $2,148,903      $557,176         $103,220         $2,809,299
                                               ==========      ========         ========         ==========
    LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable.......................   $  681,421      $ 37,292         $     --         $  718,713
Secured bond financing......................       74,010       313,097               --            387,107
Secured short-term financing................           --        35,250          (20,993)(J)         14,257
Unsecured short-term financing..............           --         2,010           (2,010)(J)             --
Accounts payable, accrued and other
  liabilities...............................       88,170         6,596           33,800(C)         128,566
Security deposits and deferred income.......       10,213         2,480               --             12,693
                                               ----------      --------         --------         ----------
                                                  853,814       396,725           10,797          1,261,336
Minority interest in other partnerships.....       36,335        19,028          (19,028)(G)         36,335
Minority interest in Operating
  Partnership...............................      111,962         9,243            9,559(K)         130,764
Class A common stock, $.01 par value........          403           106              (42)(L)            467
Class B common stock, $.01 par value........            2            --               --                  2
Class A Senior Cumulative Convertible
  Preferred Stock, $.01 par value...........           --        24,132          (24,132)(M)             --
Class B Cumulative Convertible Preferred
  Stock, $.01 par value.....................       75,000            --               --             75,000
Class C Cumulative Preferred Stock, $.01 par
  value.....................................       60,000            --               --             60,000
Class D Cumulative Preferred Stock, $.01 par
  value.....................................      105,000            --               --            105,000
Additional paid in capital..................      974,093       147,414           85,024(N)       1,206,531
Notes receivable on common stock
  purchases.................................      (35,095)           --               --            (35,095)
Distributions in excess of earnings.........      (30,928)      (39,472)          39,472(O)         (30,928)
Unrealized gain on investments..............       (1,683)           --            1,570(E)            (113)
                                               ----------      --------         --------         ----------
                                                1,146,792       132,180          101,892          1,380,864
                                               ----------      --------         --------         ----------
                                               $2,148,903      $557,176         $103,220         $2,809,299
                                               ==========      ========         ========         ==========

-------------------------
(A) Represents AIMCO's pro forma consolidated financial position as reported in AIMCO's Current Report on Form 8-K dated March 17, 1998.

(B) Represents the audited consolidated financial position of Ambassador as of December 31, 1997, as reported in Ambassador's Annual Report on Form 10-K. Certain reclassifications have been made to Ambassador's historical balance sheet to conform to AIMCO's balance sheet presentation.

(C) Represents adjustments to record the Merger in accordance with the purchase method of accounting, based upon the assumed purchase price of $727,100 assuming a market value of $36.00 per share of AIMCO Common Stock, as follows:

Issuance of 6,422,871 shares of AIMCO Common Stock based on
  an assumed Conversion Ratio of 0.583 in exchange for
  11,016,931 shares of Ambassador Common Stock, which
  includes 1,351,351 shares of Ambassador Common Stock
  resulting from the conversion of Ambassador Preferred
  Stock.....................................................  $231,223
Cost of 886,600 shares of Ambassador Common Stock in August
  1997......................................................    19,881
Issuance of 521,970 units of AIMCO Properties, L.P. based on the Conversion Ratio of 0.583 in exchange for 895,318
  units of Ambassador Apartments, L.P. .....................    18,802
Consideration related to the conversion of Ambassador stock
  options to AIMCO stock options............................     1,279
Assumption of Ambassador's liabilities......................   396,725
Redemption of limited partnership interests not owned by
  Ambassador in Jupiter-I, L.P. and Jupiter-II, L.P.........    25,390
Ambassador Merger costs (see calculation below).............    33,800
                                                              --------
                                                              $727,100
                                                              ========

     The following is a calculation of the estimated fees and other expenses related to the Merger:

Transfer and prepayment fees................................  $20,800
Expected change of control/noncompete costs.................    6,100
Legal fees..................................................    2,000
Investment banking fees.....................................    3,200
Other professional fees, including printing.................    1,700
                                                              -------
                                                              $33,800
                                                              =======

(D) Represents the adjustment to record Ambassador's real estate assets, net, to estimated fair value.

(E) Represents the elimination of AIMCO's previous investment in Ambassador, which was marked-to-market as of December 31, 1997 in accordance with the provisions of Statement of Financial Accounting Standard No. 115, Accounting For Certain Investments In Debt And Equity Securities.

(F) Represents the adjustment to record Ambassador's investment in unconsolidated partnerships to estimated fair value.

(G) Represents (i) repayment of $37,260 of Ambassador's revolving lines of credit upon consummation of the Merger according to the terms of the Merger Agreement, and (ii) partial redemption of limited partnership interests not owned by Ambassador in Jupiter-I, L.P. and Jupiter-II, L.P. in the amount of $11,133 (the remaining distribution of $14,257 was funded through AIMCO's Credit Facility) representing the limited partners' initial contributions of $23,000, less previous distributions of $3,972 (together, represents current balance of $19,028) plus a preferred return of $6,362 (which includes amounts previously distributed).

(H) Represents the elimination of the deferred loan costs related to Ambassador's revolving lines of credit in connection with the repayment upon consummation of the Merger.

(I) Represents the elimination of deferred lease costs in connection with the Merger.

(J) Represents payoff of Ambassador's revolving lines of credit of $37,260, offset by borrowings of $14,257 to redeem the remaining limited partnership interests not owned by Ambassador of Jupiter-I, L.P. and Jupiter-II, L.P.

(K) Represents the estimated increase in Minority Interest in Operating Partnership based upon AIMCO's purchase price per OP Unit and the adjustment to eliminate the basis of Ambassador's Minority Interest in Operating
    Partnership:

Purchase price of minority interest in Ambassador Operating
  Partnership (see Note C)..................................  $18,802
Less: historical basis of minority interest in Ambassador
  Operating Partnership.....................................   (9,243)
                                                              -------
Adjustment to record fair value of AIMCO OP Units issued in
  exchange for OP Units.....................................  $ 9,559
                                                              =======

(L) Represents the elimination of Ambassador's Common Stock at $.01 par value ($106) net of the issuance of AIMCO Common Stock at $.01 par value ($64) (see Note N).

(M) Represents the elimination of Ambassador's Preferred Stock as a result of its redemption or conversion in connection with the Merger.

(N) Represents the increase to paid-in capital to reflect the following:

Issuance of 6,422,871 shares of AIMCO Common Stock at $36.00 per share.................................................  $ 231,223
Less: Par value of AIMCO Common Stock issued................        (64)
     Ambassador's historical paid-in-capital................   (147,414)
Consideration related to the conversion of Ambassador stock
  options to AIMCO stock options............................      1,279
                                                              ---------
                                                              $  85,024
                                                              =========

(O) Represents the elimination of Ambassador's distributions in excess of accumulated earnings, as a result of the Merger.

(P) Amount represents notes receivable from the unconsolidated subsidiaries of $50,000 and equity in the unconsolidated subsidiaries of $34,459. The combined historical balance sheet of the unconsolidated subsidiaries as of December 31, 1997 is presented below. There were no pro forma adjustments to the balance sheet as of December 31, 1997.

                                                              PREVIOUSLY REPORTED
                                                                   PRO FORMA
                                                              -------------------
                           ASSETS
Real estate.................................................       $ 23,317
Cash and cash equivalents...................................          5,261
Restricted cash.............................................          1,896
Management contracts........................................         51,441
Accounts receivable.........................................          5,627
Deferred financing costs....................................            477
Goodwill....................................................         43,523
Other assets................................................         13,313
                                                                   --------
                                                                   $144,855
                                                                   ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Secured notes payable.......................................       $ 25,301
Secured short-term financing................................         50,000
Accounts payable, accrued and other liabilities.............         20,978
Security deposits and deferred income.......................          3,013
Deferred tax liability......................................          9,178
                                                                   --------
                                                                    108,470
Common stock................................................          2,071
Preferred stock.............................................         34,459
Retained earnings...........................................            (26)
Notes receivable on common stock purchases..................           (119)
                                                                   --------
                                                                     36,385
                                                                   --------
                                                                   $144,855
                                                                   ========

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
            PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (MERGER)
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                               PREVIOUSLY                      AMBASSADOR
                                                 FILED        AMBASSADOR     PURCHASE PRICE      AMBASSADOR
                                              PRO FORMA(A)   HISTORICAL(B)   ADJUSTMENTS(C)      PRO FORMA
                                              ------------   -------------   --------------      ----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Rental and other property revenues..........   $ 284,174       $ 93,329         $    --          $ 377,503
Property operating expenses.................    (121,274)       (36,088)             --           (157,362)
Owned property management expense...........     (10,002)            --              --            (10,002)
                                               ---------       --------         -------          ---------
Income from property operations before
  depreciation..............................     152,898         57,241              --            210,139
Depreciation................................     (55,542)       (18,979)         (4,430)(D)        (78,951)
                                               ---------       --------         -------          ---------
Income from property operations.............      97,356         38,262          (4,430)           131,188
                                               ---------       --------         -------          ---------
Management fees and other income............      21,750             --              --             21,750
Management and other expenses...............     (15,304)            --              --            (15,304)
Corporate overhead allocation...............        (588)            --              --               (588)
Depreciation and amortization...............      (7,201)            --              --             (7,201)
                                               ---------       --------         -------          ---------
Loss from service company business..........      (1,343)            --              --             (1,343)
Minority interest in service company
  business..................................         (10)            --              --                (10)
                                               ---------       --------         -------          ---------
Company's share of loss from service company
  business..................................      (1,353)            --              --             (1,353)
                                               ---------       --------         -------          ---------
General and administrative expenses.........      (6,421)        (7,392)          7,392(E)          (6,421)
Interest expense............................     (61,084)       (26,987)          2,593(F)         (85,478)(J)
Interest income.............................      10,576             --              --             10,576
Minority interest in other partnerships.....       1,803           (851)            851(G)           1,803
Equity in (losses) income of unconsolidated
  partnerships..............................     (10,462)           405              --            (10,057)
Equity in earnings of unconsolidated
  subsidiaries..............................      10,426             --              --             10,426(L)
                                               ---------       --------         -------          ---------
  Income before minority interest in
    Operating Partnership...................      40,841          3,437           6,406             50,684
Minority interest in Operating
  Partnership...............................      (2,452)          (386)           (598)(H)         (3,436)
                                               ---------       --------         -------          ---------
Net Income..................................   $  38,389       $  3,051         $ 5,808          $  47,248(J)
                                               =========       ========         =======          =========
Income attributable to preferred
  stockholders..............................   $  19,932       $  2,296         $(2,296)(I)      $  19,932(K)
                                               =========       ========         =======          =========
Income attributable to common
  stockholders..............................   $  18,457       $    755         $ 8,104          $  27,316(J)
                                               =========       ========         =======          =========
Basic earnings per common share.............   $    0.46                                         $    0.59(J)
                                               =========                                         =========
Diluted earnings per common share...........   $    0.46                                         $    0.58(J)
                                               =========                                         =========
Weighted average number of common shares
  outstanding...............................      40,106                                            46,529
                                               =========                                         =========
Weighted average number of common shares and
  common share equivalents outstanding......      40,487                                            46,910
                                               =========                                         =========

-------------------------
(A) Represents AIMCO's pro forma consolidated results of operations as reported in AIMCO's Current Report on Form 8-K dated March 17, 1998.

(B) Represents the audited historical statement of operations of Ambassador for the year ended December 31, 1997. Certain reclassifications have been made to Ambassador's Historical Statement of Operations to conform to AIMCO's Statement of Operations presentation. The Ambassador Historical Statement of Operations excludes extraordinary loss of $1,384 and a loss on sale of an interest rate cap of $509.

(C) Represents the following adjustments occurring as a result of the Merger:
    (i) the incremental depreciation of the purchase price adjustment related to real estate; (ii) the reduction in personnel costs, primarily severance costs, pursuant to a restructuring plan; (iii) the reduction in interest expense resulting from the net reduction of debt; and (iv) the elimination of the minority interest associated with Jupiter I, L.P. and Jupiter II, L.P.

(D) Represents incremental depreciation related to the real estate assets purchased in connection with the Merger. Buildings and improvements are depreciated on the straight-line method over a period of 30 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(E) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Merger, as follows:

Duplication of public company expenses......................  $  724
Reduction in salaries and benefits..........................   4,197
Merger related costs........................................     524
Other.......................................................   1,947
                                                              ------
                                                              $7,392
                                                              ======

     The reduction in salaries and benefits is pursuant to a restructuring plan, approved by AIMCO senior management, assuming that the Merger had occurred on January 1, 1997 and that the restructuring plan was completed on January 1, 1997. The restructuring plan specifically identifies all significant actions to be taken to complete the restructuring plan, including the reduction of personnel, job functions, location and date of completion.

(F) Represents the decrease in interest expense of $3,612 related to the repayment of the Ambassador revolving lines of credit upon consummation of the Merger, offset by an increase in interest expense of $1,019 related to borrowings to redeem the remaining limited partnership interests not owned by Ambassador in Jupiter-I, L.P. and Jupiter-II, L.P.

(G) Represents elimination of minority interest in Jupiter-I, L.P. and Jupiter-II, L.P. resulting from the redemption of limited partnership interests not owned by Ambassador in connection with the Merger.

(H) Represents adjustments to Minority Interest in Operating Partnership assuming the Merger had occurred as of January 1, 1997. On a pro forma basis, without giving effect to the Merger, as of December 31, 1997, the minority interest percentage is approximately 11.7%. On a pro forma basis, giving effect to the Merger, as of December 31, 1997, the minority interest percentage is approximately 11.2%.

(I) Represents the elimination of the preferred stock dividends of Ambassador upon the conversion of the Ambassador Preferred Stock to Ambassador Common Stock.

(J) The following table presents the net impact to pro forma net income applicable to holders of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

Increase in interest expense................................  $    69
                                                              =======
Income before minority interest in Operating Partnership....   50,615
Minority interest in Operating Partnership..................   (3,428)
                                                              -------
Net income..................................................  $47,187
                                                              =======
Net income attributable to common stockholders..............  $27,255
                                                              =======
Basic earnings per common share.............................  $  0.59
                                                              =======
Diluted earnings per common share...........................  $  0.58
                                                              =======

(K) Represents the net income attributable to holders of the AIMCO Class B Preferred Stock, the AIMCO Class C 9% Cumulative Preferred Stock, and the AIMCO Class D 8.75% Cumulative Preferred Stock as if these stock offerings had occurred as of January 1, 1997.

(L) Represents AIMCO's equity in earnings in the Unconsolidated Subsidiaries of $5,676, plus the elimination of intercompany interest expense of $4,750. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the Merger, the NHP Merger and the NHP Reorganization as if these transactions had occurred as of January 1, 1997.

                                                              PREVIOUSLY
                                                               REPORTED
                                                              PRO FORMA
                                                              ----------
Rental and other property revenues..........................   $ 12,565
Property operating expenses.................................     (6,886)
Owned property management expense...........................       (625)
                                                               --------
Income from property operations before depreciation.........      5,054
Depreciation................................................     (1,805)
                                                               --------
Income from property operations.............................      3,249
                                                               --------
Management fees and other income............................     65,768
Management and other expenses...............................    (32,136)
Depreciation and amortization...............................     (7,743)
                                                               --------
Income from service company business........................     25,889
General and administrative expenses.........................     (6,573)
Interest expense............................................    (11,907)
Interest income.............................................        853
Minority interest in other partnerships.....................       (621)
                                                               --------
Income from operations......................................     10,890
Income tax provision........................................     (4,915)
                                                               --------
Net income..................................................   $  5,975
                                                               ========
Income attributable to preferred stockholders...............   $  5,676
                                                               --------
Income attributable to common stockholders..................   $    299
                                                               ========

                       PRO FORMA FINANCIAL INFORMATION OF
                            AIMCO (INSIGNIA MERGER)

     On March 17, 1998, AIMCO entered into an Agreement and Plan of Merger (the "Insignia Merger Agreement") with Insignia Financial Group, Inc. ("Insignia") pursuant to which Insignia will be merged with and into AIMCO with AIMCO as the survivor (for purposes of this pro forma financial information, together with the spin-off and purchase of 25% of Insignia Properties Trust ("IPT") as discussed below, the "Insignia Merger"). The Insignia Merger Agreement provides that prior to the Insignia Merger, Insignia will spin off to its stockholders all assets related to its U.S. and international commercial real estate business, its New York-based cooperative and condominium management company, its single-family home brokerage operations and other select holdings. Pursuant to an Indemnification Agreement entered into in connection with the Insignia Merger Agreement (the "Insignia Indemnification Agreement"), the spun off company ("SpinCo") will provide indemnification for certain liabilities arising under the Insignia Merger Agreement.

     In the Insignia Merger the common stock, par value $0.01 per share, of Insignia ("Insignia Common Stock") will be converted, assuming the stockholders of AIMCO and Insignia approve the Insignia Merger, into the right to receive an aggregate of approximately $303 million of Series E Preferred Stock, par value $0.01 per share, of AIMCO ("Series E Preferred Stock"). In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Series E Preferred Stock will be entitled to a preferred dividend of $50 million in the aggregate, and when the preferred dividend is paid, the Series E Preferred stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO will assume approximately $307 million in outstanding indebtedness and other liabilities and will assume approximately $150 million of 6 1/2% Trust Convertible Preferred Securities issued by Insignia Financing I, a subsidiary of Insignia (the "TOPRs"), for a total transaction value of approximately $810 million. Also, the Insignia Merger Agreement provides that AIMCO is required to propose to acquire (by merger) the outstanding shares of beneficial interest in Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), at a price of at least $13.25 per IPT share and use its reasonable best efforts to consummate the transaction after the closing of the Insignia Merger, but not earlier than August 15, 1998. IPT is an approximately 75% owned subsidiary of Insignia; the 25% of the shares of IPT not owned by Insignia are valued at an aggregate of approximately $100 million, or approximately $13.25 per share. If the Insignia Merger is consummated, AIMCO will assume property management of approximately 192,000 multifamily units which consist of general and limited partnership investments in 115,000 units and third party management of 77,000 units for aggregate consideration of approximately $911 million. Insignia's approximately 75%-owned real estate investment trust subsidiary, IPT, owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.

     The following Pro Forma Consolidated Balance Sheet (Insignia Merger) of AIMCO as of December 31, 1997 has been prepared as if each of the following transactions had occurred as of December 31, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Merger) on pages 76-84; (ii) the Insignia Merger; and (iii) the transfer of certain assets and liabilities of Insignia to the Unconsolidated Subsidiaries (the "Insignia Reorganization").

     The following Pro Forma Consolidated Statement of Operations (Insignia Merger) of AIMCO for the year ended December 31, 1997 has been prepared as if each of the following transactions had occurred as of January 1, 1997: (i) all the transactions discussed in the Pro Forma Financial Statements (Merger) on pages 76-84; (ii) the Insignia Merger; and (iii) the Insignia Reorganization.

     The following Pro Forma Financial Information (Insignia Merger) is based, in part, on the audited Consolidated Financial Statements of Insignia for the year ended December 31, 1997. The following Pro Forma Financial Information (Insignia Merger) is also based, in part, on the Pro Forma Financial Information (Merger) of AIMCO which is located on pages 76-84. Such pro forma information is based in part upon: (i) the audited Consolidated Financial Statements of Ambassador for the year ended December 31, 1997; (ii) the audited Consolidated Financial Statements of AIMCO for the year ended December 31, 1997; and (iii) the historical financial statements of certain properties and companies acquired by AIMCO filed in AIMCO's Current Reports on Form 8-K, dated April 16, 1997, May 5, 1997, June 3, 1997,

September 19, 1997, October 15, 1997, December 1, 1997, and December 23, 1997. The following Pro Forma Financial Information (Insignia Merger) should be read in conjunction with such financial statements and notes thereto. In the opinion of AIMCO's management, all material adjustments necessary to reflect the effects of these transactions have been made.

     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared using the purchase method of accounting whereby the assets and liabilities of Insignia, Ambassador, and NHP are adjusted to estimated fair value, based upon preliminary estimates, which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair value. Therefore, the allocations reflected in the following unaudited Pro Forma Financial Information (Insignia Merger) may differ from the amounts ultimately determined.

     The unaudited Pro Forma Financial Information (Insignia Merger) has been prepared under the assumption that the AIMCO stockholders approved the issuance of the Series E Preferred Stock, the Series E Preferred Stock has been converted to AIMCO Common Stock, and AIMCO purchased the remaining 25% interest in IPT not owned by Insignia.

     If the stockholders of AIMCO do not approve the Insignia Merger, the Insignia Merger may nonetheless be consummated. However, instead of receiving $303 million in Series E Preferred Stock, holders of Insignia Common Stock would receive approximately $203 million in Series E Preferred Stock, and $100 million in Series F Preferred Stock, par value $0.01 per share of AIMCO ("Series F Preferred Stock"). In either case, holders of Series E Preferred Stock would be entitled to a preferred dividend of $50 million. Holders of Series F Preferred Stock will be entitled to receive the greater of (i) the dividends received by holders of AIMCO Common Stock and (ii) preferred distributions of 10% of the face value of the Series F Preferred Stock, with the preferred return rate escalating by 1% each year until a 15% annual return is achieved. Upon the approval by stockholders of AIMCO, the Series F Preferred Stock will convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any.

     The following unaudited Pro Forma Financial Information (Insignia Merger) is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of AIMCO that would have occurred if such transactions had been completed on the dates indicated, nor does it purport to be indicative of future financial positions or results of operations. In the opinion of AIMCO's management, all material adjustments necessary to reflect the effects of these transactions have been made.

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
        PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (INSIGNIA MERGER)
                            AS OF DECEMBER 31, 1997

                                AMBASSADOR    INSIGNIA                   INSIGNIA
                                   PRO       HISTORICAL               PURCHASE PRICE
                                 FORMA(A)       (B)       SPINCO(C)   ALLOCATIONS(D)
                                ----------   ----------   ---------   --------------
                                         (IN THOUSANDS, EXCEPT SHARE DATA)
            ASSETS
Real estate...................  $2,172,744    $ 22,357    $      --      $ 24,799(G)
Property held for sale........       6,284          --           --            --
Investments in securities.....       3,833          --           --            --
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries................      84,459          --           --            --
Investments in and notes
  receivable from
  unconsolidated
  partnerships................     214,650     215,735      (22,102)      473,580(H)
Cash and cash equivalents.....      41,536      88,847       (9,250)           --
Restricted cash...............      55,067          --           --            --
Accounts receivable...........      30,242     122,180     (100,816)           --
Deferred financing costs......      27,785       1,187                         --
Goodwill......................     125,239     158,524     (138,019)       (1,570)(I)
Property management
  contracts...................          --     147,256      (48,614)       13,407(J)
Other assets..................      47,460      44,137      (15,319)       (1,339)(K)
                                ----------    --------    ---------      --------
                                $2,809,299    $800,223    $(334,120)     $508,877
                                ==========    ========    =========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Secured notes payable.........  $  718,713    $ 28,042    $  (3,547)     $     --
Secured tax-exempt bond
  financing...................     387,107          --           --            --
Secured short-term
  financing...................      14,257     159,662      (17,344)      243,865(L)
Unsecured short-term
  financing...................          --       2,000           --            --
Accounts payable, accrued and
  other liabilities...........     128,566     139,838      (95,740)        7,000(M)
Deferred tax liability........                  24,865       (7,213)       (3,518)(N)
Security deposits and deferred
  income......................      12,693       2,296         (638)           --
                                ----------    --------    ---------      --------
                                 1,261,336     356,703     (124,482)      247,347
Minority interest in other
  partnerships................      36,335      61,546         (390)      (61,156)(O)
Minority interest in Operating
  Partnership.................     130,764          --           --            --
Company-obligated mandatorily
  redeemable convertible
  securities of a subsidiary
  trust.......................          --     144,065           --            --
Class A common stock, $.01 par
  value.......................         467         302           --          (221)(P)
Class B common stock, $.01 par
  value.......................           2          --           --            --
Class A Senior Cumulative
  Convertible Preferred Stock,
  $.01 par value..............          --          --           --            --
Class B Cumulative Convertible
  Preferred Stock, $.01 par
  value.......................      75,000          --           --            --
Class C Cumulative Preferred
  Stock, $.01 par value.......      60,000          --           --            --
Class D Cumulative Preferred
  Stock, $.01 par value.......     105,000          --           --            --
Additional paid in capital....   1,206,531     201,597     (193,036)      342,705(Q)
Notes receivable on common
  stock purchases.............     (35,095)         --           --            --
Distributions in excess of
  earnings....................     (30,928)     36,010      (16,212)      (19,798)(R)
Unrealized gain on
  investments.................        (113)         --           --            --
                                ----------    --------    ---------      --------
                                 1,380,864     237,909     (209,248)      322,686
                                ----------    --------    ---------      --------
                                $2,809,299    $800,223    $(334,120)     $508,877
                                ==========    ========    =========      ========

                                    AIMCO
                                    BEFORE
                                   INSIGNIA         INSIGNIA
                                REORGANIZATION   REORGANIZATION       INSIGNIA
                                     (E)              (F)            PRO FORMA
                                --------------   --------------      ---------
                                       (IN THOUSANDS, EXCEPT SHARE DATA)
            ASSETS
Real estate...................    $2,219,900       $      --         $2,219,900
Property held for sale........         6,284              --              6,284
Investments in securities.....         3,833              --              3,833
Investments in and notes
  receivable from
  unconsolidated
  subsidiaries................        84,459          13,276(S)          97,735(U)
Investments in and notes
  receivable from
  unconsolidated
  partnerships................       881,863              --            881,863
Cash and cash equivalents.....       121,133         (11,264)(T)        109,869
Restricted cash...............        55,067              --             55,067
Accounts receivable...........        51,606         (21,356)(T)         30,250
Deferred financing costs......        28,972              --             28,972
Goodwill......................       144,174              --            144,174
Property management
  contracts...................       112,049         (77,410)(T)         34,639
Other assets..................        74,939         (14,027)(T)         60,912
                                  ----------       ---------         ----------
                                  $3,784,279       $(110,781)        $3,673,498
                                  ==========       =========         ==========
LIABILITIES AND SHAREHOLDERS'
Secured notes payable.........    $  743,208       $      --         $  743,208
Secured tax-exempt bond
  financing...................       387,107              --            387,107
Secured short-term
  financing...................       400,440         (50,000)(T)        350,440
Unsecured short-term
  financing...................         2,000              --              2,000
Accounts payable, accrued and
  other liabilities...........       179,664         (44,989)(T)        134,675
Deferred tax liability........        14,134         (14,134)(T)             --
Security deposits and deferred
  income......................        14,351          (1,658)(T)         12,693
                                  ----------       ---------         ----------
                                   1,740,904        (110,781)         1,630,123
Minority interest in other
  partnerships................        36,335              --             36,335
Minority interest in Operating
  Partnership.................       130,764              --            130,764
Company-obligated mandatorily
  redeemable convertible
  securities of a subsidiary
  trust.......................       144,065              --            144,065
Class A common stock, $.01 par
  value.......................           548              --                548
Class B common stock, $.01 par
  value.......................             2              --                  2
Class A Senior Cumulative
  Convertible Preferred Stock,
  $.01 par value..............            --              --                 --
Class B Cumulative Convertible
  Preferred Stock, $.01 par
  value.......................        75,000              --             75,000
Class C Cumulative Preferred
  Stock, $.01 par value.......        60,000              --             60,000
Class D Cumulative Preferred
  Stock, $.01 par value.......       105,000              --            105,000
Additional paid in capital....     1,557,797              --          1,557,797
Notes receivable on common
  stock purchases.............       (35,095)             --            (35,095)
Distributions in excess of
  earnings....................       (30,928)             --            (30,928)
Unrealized gain on
  investments.................          (113)             --               (113)
                                  ----------       ---------         ----------
                                   1,732,211              --          1,732,211
                                  ----------       ---------         ----------
                                  $3,784,279       $(110,781)        $3,673,498
                                  ==========       =========         ==========

-------------------------
(A) Represents AIMCO's pro forma consolidated financial position after giving effect to the Merger. See page 78.

(B) Represents the audited consolidated financial position of Insignia as of December 31, 1997, as reported in Insignia's Annual Report on Form 10-K. Certain reclassifications have been made to Insignia's historical balance sheet to conform to AIMCO's balance sheet presentation.

(C) Represents adjustments to give effect to the spin-off of SpinCo.

(D) Represents adjustments to record the Insignia Merger in accordance with the purchase method of accounting, based upon the assumed purchase price of $974,980, as follows:

Issuance of 8,134,228 shares of AIMCO Series E Preferred
  Stock based on an assumed Series E Conversion Ratio of
  $37.25 per share..........................................  $303,000
Special dividend to Series E Preferred stockholders.........    50,000
Purchase the 25% interest in IPT not owned by Insignia......   100,000
Assumption of TOPRs.........................................   144,065
Consideration related to the conversion of Insignia stock
  options to AIMCO stock options............................    48,347
Assumption of Insignia liabilities..........................   308,434
Deferred tax liability......................................    14,134
Insignia Merger costs (see calculation below)...............     7,000
                                                              --------
                                                              $974,980
                                                              ========

      The following is a calculation of the estimated fees and other expenses related to the Insignia Merger:

Expected severance costs....................................  $2,000
Legal fees..................................................   3,000
Other professional fees, including printing.................   2,000
                                                              ------
                                                              $7,000
                                                              ======

(E) Represents the effects of AIMCO's purchase of Insignia immediately after the Merger. These amounts do not give effect to the Insignia Reorganization, which includes the transfer of certain assets of Insignia to the Unconsolidated Subsidiaries. The Insignia Reorganization must occur immediately after the Merger in order for AIMCO to maintain its qualification as a REIT. This column is included as an intermediate step to assist the reader in understanding the entire nature of the Insignia Merger transaction. The assets and liabilities of Insignia are adjusted to estimated fair value, based upon preliminary estimates, which are subject to change as additional information is obtained.

(F) Represents adjustments related to the Insignia Reorganization, whereby AIMCO will contribute to the combined Unconsolidated Subsidiaries certain assets and liabilities of Insignia, primarily related to the management operations owned by Insignia. The adjustments reflect the transfer of assets valued at AIMCO's new basis resulting from the allocation of the purchase price of Insignia. AIMCO will receive preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(G) Represents the adjustment to record Insignia's consolidated real estate assets, net, to estimated fair value.

(H) Represents the adjustment to record Insignia's investment in unconsolidated partnerships to estimated fair value.

(I) Represents the consideration paid in excess of identifiable tangible assets and identifiable intangible assets, based on the preliminary valuation of tangible and intangible assets.

(J) Represents the adjustment to record Insignia's investment in property management contracts to estimated fair value.

(K) Represents the elimination of Insignia's organization costs of $4,489, offset by an adjustment of $3,150 to record Insignia's other assets to estimated fair value.

(L) Represents borrowings under AIMCO's Credit Facility and other financing to fund (i) the $50 million special dividend for the Series E Preferred Stock,
     (ii) the purchase price of the 25% of IPT not owned by Insignia for $100 million; and (iii) $93,865 related to the difference between Insignia's historical liabilities (excluding deferred tax liabilities) and $308,434. The assets related to the additional liability of $93,865 will be allocated to SpinCo upon consummation of the spin-off. As of December 31, 1997, AIMCO's maximum availability under its Credit Facility was $100 million. AIMCO expects to obtain financing with rates similar to its Credit Facility in order to pay for the amounts in excess of the availability under the Credit Facility.

(M) Represents the liability related to the estimated Insignia Merger costs.

(N) Represents the adjustment to record deferred tax liability resulting from the differences in the fair value and tax basis of property management contracts and other assets.

(O) Represents the elimination of the 25% of IPT not owned by Insignia upon AIMCO's purchase of the remaining IPT stock.

(P) Represents the elimination of Insignia's Common Stock at $.01 par value ($302) net of the issuance of AIMCO Common Stock at $.01 par value ($81) (see Note Q).

(Q) Represents the increase to paid-in capital to reflect the following:

Issuance of 8,134,228 shares of AIMCO Common Stock at $37.25 per share.................................................  $303,000
Less: Par value of AIMCO Common Stock Issued................       (81)
      Insignia's historical paid-in-capital.................    (8,561)
Consideration related to the conversion of Insignia stock
  options to AIMCO stock options............................    48,347
                                                              --------
                                                              $342,705
                                                              ========

(R) Represents the elimination of Insignia's retained earnings, as a result of the Insignia Merger.

(S) Represents the increase in AIMCO's investment in the Unconsolidated Subsidiaries to reflect the contribution of the equity in certain assets and liabilities to the Unconsolidated Subsidiaries.

(T) Represents certain assets and liabilities of Insignia, primarily related to the management operations of Insignia, contributed by AIMCO to the Unconsolidated Subsidiaries, valued at AIMCO's new basis resulting from the allocation of the purchase price of Insignia.

(U) Amount represents notes receivable from the Unconsolidated Subsidiaries of $50,000 and equity in the Unconsolidated Subsidiaries of $47,735. The combined historical balance sheet of the Unconsolidated Subsidiaries as of December 31, 1997 is presented below, which reflects the effects of the Insignia Merger and the Insignia Reorganization as if such transactions had occurred as of December 31, 1997.

                                                        AMBASSADOR          INSIGNIA           INSIGNIA
                                                       PRO FORMA(I)    REORGANIZATION(II)      PRO FORMA
                                                       ------------    ------------------      ---------
                                                                        (IN THOUSANDS)
ASSETS
Real estate..........................................    $ 23,317           $     --           $ 23,317
Cash and cash equivalents............................       5,261             11,264(iii)        16,525
Restricted cash......................................       1,896                 --              1,896
Management contracts.................................      51,441             77,410(iii)       128,851
Accounts receivable..................................       5,627             21,356(iii)        26,983
Deferred financing costs.............................         477                 --                477
Goodwill.............................................      43,523                 --             43,523
Other assets.........................................      13,313             14,027(iii)        27,340
                                                         --------           --------           --------
                                                         $144,855           $124,057           $268,912
                                                         ========           ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Secured notes payable................................    $ 25,301           $     --           $ 25,301
Secured short-term financing.........................      50,000             50,000(iii)       100,000
Accounts payable, accrued and other liabilities......      20,978             44,989(iii)        65,967
Security deposits and deferred income................       3,013              1,658(iii)         4,671
Deferred tax liability...............................       9,178             14,134(iv)         23,312
                                                         --------           --------           --------
                                                          108,470            110,781            219,251
Common stock.........................................       2,071                699(v)           2,770
Preferred stock......................................      34,459             13,276(vi)         47,735
Retained earnings....................................         (26)                --                (26)
Notes receivable on common stock purchases...........        (119)              (699)(v)           (818)
                                                         --------           --------           --------
                                                           36,385             13,276             49,661
                                                         --------           --------           --------
                                                         $144,855           $124,057           $268,912
                                                         ========           ========           ========

-------------------------
(i) Represents the Unconsolidated Subsidiaries pro forma consolidated financial position after giving effect to the Merger. See page 81.

(ii) Represents adjustments related to the Insignia Reorganization, whereby AIMCO will contribute to the combined Unconsolidated Subsidiaries certain assets and liabilities of Insignia, primarily related to the management operations owned by Insignia. The adjustments reflect the transfer of assets valued at AIMCO's new basis resulting from the allocation of the purchase price of Insignia. AIMCO will receive preferred stock as consideration in exchange for the net assets contributed. The net deferred tax liability is assumed by the Unconsolidated Subsidiaries as it resulted from the assets and liabilities transferred to the Unconsolidated Subsidiaries.

(iii) Represents certain assets and liabilities of Insignia, primarily related to the management operations of Insignia, contributed by AIMCO to the Unconsolidated Subsidiaries, valued at AIMCO's new basis resulting from the allocation of the purchase price of Insignia.

(iv) Represents the establishment of the estimated net deferred federal and state tax liabilities at a combined rate of 40% for the estimated difference between the book and tax basis of the net assets of the Unconsolidated Subsidiaries. The primary component of the deferred tax liability is the difference between the new basis of the property management contracts, as a result of the allocation of the purchase price of Insignia, and the historical tax basis.

(v) Represents the issuance of common stock to the common stockholders of the Unconsolidated Subsidiaries in exchange for notes receivable, in order for the common stockholders to maintain their respective ownership interest in the Unconsolidated Subsidiaries.

(vi) Represents the issuance of preferred stock to AIMCO in exchange for the contribution of certain assets and liabilities of Insignia, valued at AIMCO's new basis resulting from the allocation of purchase price of Insignia.

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
        PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (INSIGNIA MERGER)
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                           INSIGNIA
                               AMBASSADOR       INSIGNIA                PURCHASE PRICE       INSIGNIA
                               PRO FORMA       HISTORICAL                ADJUSTMENTS      REORGANIZATION      INSIGNIA
                                  (A)             (B)       SPINCO(C)        (D)               (E)            PRO FORMA
                               ----------      ----------   ---------   --------------    --------------      ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property
  revenues...................  $ 377,503       $   6,646    $      --      $     --          $     --         $ 384,149
Property operating
  expenses...................   (157,362)         (3,251)          --            --                --          (160,613)
Owned property management
  expense....................    (10,002)             --           --            --                --           (10,002)
                               ---------       ---------    ---------      --------          --------         ---------
Income from property
  operations before
  depreciation...............    210,139           3,395           --            --                --           213,534
Depreciation.................    (78,951)           (966)          --        (1,321)(F)            --           (81,238)
                               ---------       ---------    ---------      --------          --------         ---------
Income from property
  operations.................    131,188           2,429           --        (1,321)               --           132,296
                               ---------       ---------    ---------      --------          --------         ---------
Management fees and other
  income.....................     21,750         389,626     (295,712)           --           (73,988)(M)        41,676
Management and other
  expenses...................    (15,304)       (315,653)     256,151         3,873(G)         47,250(M)        (23,683)
Corporate overhead
  allocation.................       (588)             --           --            --                --              (588)
Depreciation and
  amortization...............     (7,201)        (31,709)      15,490       (25,196)(H)        28,922(N)        (19,694)
                               ---------       ---------    ---------      --------          --------         ---------
Income from service company
  business...................     (1,343)         42,264      (24,071)      (21,323)            2,184            (2,289)
Minority interest in service
  company business...........        (10)             --           --            --                --               (10)
                               ---------       ---------    ---------      --------          --------         ---------
Company's share of income
  from service company
  business...................     (1,353)         42,264      (24,071)      (21,323)            2,184            (2,299)
                               ---------       ---------    ---------      --------          --------         ---------
General and administrative
  expenses...................     (6,421)        (20,435)       2,644         3,700(G)          1,779(M)        (18,733)
Interest expense.............    (85,478)         (9,353)         318       (18,166)(I)         3,725(M)       (108,954)(Q)
Interest income..............     10,576           4,571         (457)           --                --            14,690
Minority interest in other
  partnerships...............      1,803         (12,448)         (41)        2,486(J)             --            (8,200)
Equity in losses of
  Unconsolidated
  Partnerships...............    (10,057)         10,027         (151)      (25,357)(K)            --           (25,538)
Equity in earnings of
  Unconsolidated
  Subsidiaries...............     10,426              --           --            --            (4,382)(O)         6,044(S)
                               ---------       ---------    ---------      --------          --------         ---------
Earnings before income tax
  provision and minority
  interest in Operating
  Partnership................     50,684          17,055      (21,758)      (59,981)            3,306           (10,694)
Income tax provision.........         --          (6,822)       8,703        (1,881)(L)            --                --
                               ---------       ---------    ---------      --------          --------         ---------
Net income (loss) before
  minority interest in
  Operating Partnership......     50,684          10,233      (13,055)      (61,862)            3,306           (10,694)
Minority interest in
  Operating Partnership......     (3,436)(P)          --           --         3,436(P)             --                --
                               ---------       ---------    ---------      --------          --------         ---------
Net income (loss)............     47,248          10,233      (13,055)      (58,426)            3,306           (10,694)(Q)
Income attributable to
  preferred stockholders.....     19,932              --           --            --                --            19,932(R)
                               ---------       ---------    ---------      --------          --------         ---------
Income (loss) attributable to
  common stockholders........  $  27,316       $  10,233    $ (13,055)     $(58,426)         $  3,306         $ (30,626)(Q)
                               =========       =========    =========      ========          ========         =========
Basic earnings (loss) per
  common share...............  $    0.59                                                                      $   (0.56)(Q)
                               =========                                                                      =========
Diluted earnings (loss) per
  common share...............  $    0.58                                                                      $   (0.56)(Q)
                               =========                                                                      =========
Weighted average number of
  common shares
  outstanding................     46,529                                                                         54,663
                               =========                                                                      =========
Weighted average number of
  common shares and common
  share equivalents..........     46,910                                                                         54,663
                               =========                                                                      =========

-------------------------
(A) Represents AIMCO's pro forma consolidated results of operations after giving effect to the Merger. See page 82.

(B) Represents the audited consolidated results of operations of Insignia as of December 31, 1997, as reported in Insignia's Annual Report on Form 10-K. Certain reclassifications have been made to Insignia's historical statement of operations to conform to AIMCO's statement of operations presentation.

(C)  Represents adjustments to give effect to the spin-off of SpinCo.

(D)  Represents the following adjustments occurring as a result of the Insignia
     Merger: (i) the incremental depreciation of the purchase price adjustment related to consolidated real estate and investments in real estate partnerships; (ii) the elimination of duplicate general and administrative and property general and administrative expenses; (iii) the amortization of goodwill and property management contracts resulting from the Insignia Merger; (iv) the increase in interest expense resulting from the net increase in debt; (v) the elimination of the income tax provision; and (vi) the elimination of the minority interest associated with IPT.

(E) Represents adjustments related to the Insignia Reorganization, whereby AIMCO will contribute to the combined Unconsolidated Subsidiaries certain assets and liabilities of Insignia, primarily related to the management operations owned by Insignia. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by Insignia, with additional amortization recorded related to AIMCO's new basis resulting from the allocation of the purchase price of Insignia.

(F) Represents incremental depreciation related to the consolidated real estate assets purchased in connection with the Insignia Merger. Buildings and improvements are depreciated on the straight-line method over a period of 20 years, and furniture and fixtures are depreciated on the straight-line method over a period of 5 years.

(G) Decrease results from identified historical costs of certain items which will be eliminated or reduced as a result of the Insignia Merger, as follows:

Duplication of expenses.....................................  $5,245
Other.......................................................   2,328
                                                              ------
                                                              $7,573
                                                              ======

(H) Represents incremental depreciation and amortization of the tangible and intangible assets related to the property management business of Insignia, based on AIMCO's new basis as adjusted by the allocation of the purchase price of Insignia, including amortization of property management contracts of $37,350, goodwill of $946 and depreciation of furniture, fixtures, and equipment of $3,119, less Insignia's historical depreciation and amortization of $16,219. Property management contracts are amortized using the straight-line method over a period of three years. Furniture, fixtures, and equipment are depreciated using the straight-line method over a period of three years. Goodwill is amortized using the straight-line method over 20 years. The allocation of the purchase price of Insignia is preliminary; therefore the amount and life of goodwill are subject to change as additional information is obtained and the purchase price allocation is finalized.

(I) Represents the increase in interest expense of $3,725 related to borrowings to pay the special dividend of $50 million to the Series E Preferred stockholders; $7,450 related to borrowings of $100 million to purchase the remaining stock of IPT; and (iii) $6,991 related to borrowings of $93,865 for the additional liabilities of Insignia assumed by AIMCO.

(J) Represents elimination of minority interest in IPT resulting from the purchase of the stock of IPT not owned by Insignia.

(K) Represents amortization related to the increased basis in investment in real estate partnerships, as a result of the allocation of the purchase price of Insignia, based on an estimated average life of 20 years.

(L)   Represents the reversal of Insignia's income tax provision.

(M) Represents the historical income and expenses associated with certain assets and liabilities of Insignia that were contributed to the Unconsolidated Subsidiaries, primarily related to the management operations of Insignia.

(N) Represents the stepped-up depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that will be contributed to the Unconsolidated Subsidiaries, primarily related to the management operations of Insignia.

(O) Represents AIMCO's equity in earnings of the Unconsolidated Subsidiaries.

(P) Represents adjustments to Minority Interest in Operating Partnership assuming the Insignia Merger had occurred as of January 1, 1997. On a pro forma basis, without giving effect to the Insignia Merger, as of December 31, 1997, the minority interest percentage is approximately 11.2%. On a pro forma basis, giving effect to the Insignia Merger, as of December 31, 1997, the minority interest percentage is approximately 9.7%.

(Q) The following table presents the net impact to pro forma net income applicable to holders of AIMCO Common Stock and net income per share of AIMCO Common Stock assuming the interest rate per annum increases by 0.25%:

Increase in interest expense................................  $  1,078
                                                              ========
Loss before minority interest in Operating Partnership......   (11,772)
Minority interest in Operating Partnership..................        --
                                                              --------
Net loss....................................................  $(11,772)
                                                              ========
Net loss attributable to common stockholders................  $(31,704)
                                                              ========
Basic and diluted loss per common share.....................  $  (0.58)
                                                              ========

(R) Represents the net income allocated to holders of the AIMCO Class B Preferred Stock, the AIMCO Class C 9% Cumulative Preferred Stock, and the AIMCO Class D 8.75% Cumulative Preferred Stock as if these stock offerings had occurred as of January 1, 1997.

(S) Represents AIMCO's equity in earnings in the Unconsolidated Subsidiaries of $1,294, plus the elimination of intercompany interest expense of $4,750. The combined Pro Forma Statement of Operations of the Unconsolidated Subsidiaries for the year ended December 31, 1997 is presented below, which represents the effects of the NHP Merger, the NHP Reorganization, the Merger, the Insignia Merger and the Insignia Reorganization as if these transactions had occurred as of January 1, 1997.

                                                        AMBASSADOR         INSIGNIA           INSIGNIA
                                                       PRO FORMA(I)   REORGANIZATION(II)      PRO FORMA
                                                       ------------   ------------------      ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Rental and other property revenues...................    $ 12,565          $     --           $ 12,565
Property operating expenses..........................      (6,886)               --             (6,886)
Owned property management expense....................        (625)               --               (625)
                                                         --------          --------           --------
Income from property operations before
  depreciation.......................................       5,054                --              5,054
Depreciation.........................................      (1,805)               --             (1,805)
                                                         --------          --------           --------
Income from property operations......................       3,249                --              3,249
                                                         --------          --------           --------
Management fees and other income.....................      65,768            73,988(iii)       139,756
Management and other expenses........................     (32,136)          (47,250)(iii)      (79,386)
Depreciation and amortization........................      (7,743)          (28,922)(iv)       (36,665)
                                                         --------          --------           --------
Income from service company business.................      25,889            (2,184)            23,705
General and administrative expenses..................      (6,573)           (1,779)(iii)       (8,352)
Interest expense.....................................     (11,907)           (3,725)(iii)      (15,632)
Interest income......................................         853                --                853
Minority interest in other partnerships..............        (621)               --               (621)
                                                         --------          --------           --------
Income from operations...............................      10,890            (7,688)             3,202
Income tax provision.................................      (4,915)            3,075(v)          (1,840)
                                                         --------          --------           --------
Net income...........................................    $  5,975          $ (4,613)          $  1,362
                                                         ========          ========           ========
Income attributable to preferred stockholders........    $  5,676          $ (4,382)          $  1,294
                                                         ========          ========           ========
Income attributable to common stockholders...........    $    299          $   (231)          $     68
                                                         ========          ========           ========

-------------------------
(i) Represents the Unconsolidated Subsidiaries pro forma consolidated results of operations after giving effect to the Merger. See page 84.

(ii) Represents adjustments related to the Insignia Reorganization, whereby AIMCO will contribute to the combined Unconsolidated Subsidiaries certain assets and liabilities of Insignia, primarily related to the management operations owned by Insignia. The adjustments reflect the related revenues and expenses primarily related to the management operations owned by Insignia, with additional amortization recorded related to AIMCO's new basis resulting from the allocation of the purchase price of Insignia.

(iii) Represents the historical income and expenses associated with certain assets and liabilities of Insignia that were contributed to the Unconsolidated Subsidiaries, primarily related to the management operations of Insignia.

(iv) Represents the stepped-up depreciation and amortization of certain management contracts and furniture, fixtures, and equipment that will be contributed to the Unconsolidated Subsidiaries, primarily related to the management operations of Insignia.

(v) Represents the estimated Federal and state tax provisions, which are calculated on the operating results of the Unconsolidated Subsidiaries, excluding amortization of goodwill, which is not deductible for tax purposes.

                            CAPITALIZATION OF AIMCO
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table sets forth the capitalization of AIMCO at December 31, 1997: (i) on a historical basis; (ii) on an Ambassador pro forma basis to reflect the Merger and the OP Reorganization; and (iii) on an Insignia pro forma basis to reflect the Insignia Merger and Insignia Reorganization, applying the assumptions described above with respect to the Pro Forma Financial Information (Merger) and the Pro Forma Financial Information (Insignia Merger). The information set forth in the following table should be read in connection with the financial statements and notes thereto incorporated by reference and the pro forma financial information and notes thereto included herein. See "Pro Forma Financial Information of AIMCO (Merger)" and "Pro Forma Financial Information of AIMCO (Insignia Merger)."


                                                                           AMBASSADOR       INSIGNIA
                        ACCOUNT                             HISTORICAL    PRO FORMA(1)    PRO FORMA(1)
                        -------                             ----------    ------------    ------------
Credit Facility(2)......................................    $   33,500     $   14,257      $  100,000
Secured short-term financing............................        19,599             --         250,440
Unsecured notes payable.................................            --             --           2,000
Long-term debt:
  Secured tax-exempt bond financing.....................        74,010        387,107         387,107
  Secured notes payable.................................       681,421        718,713         743,208
Minority interests in other partnerships................        36,335         36,335          36,335
Minority interests in Operating Partnership.............       111,962        130,764         130,764
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust......................            --             --         144,065
Class A Common Stock, $.01 par value, 150,000,000
  authorized, 40,439,218 issued and outstanding on a
  historical basis, 46,862,089 issued and outstanding on
  an Ambassador pro forma basis, and 54,996,317 issued
  and outstanding on an Insignia pro forma basis(4).....           403            467             548
Class B Common Stock, $.01 par value, 425,000
  authorized, 162,500 issued and outstanding(5).........             2              2               2
Class B Cumulative Convertible Preferred Stock, $.01 par
  value, 750,000 authorized, issued and
  outstanding(3)........................................        75,000         75,000          75,000
Class C Cumulative Preferred Stock, $.01 par value,
  2,760,000 authorized, 2,400,000 issued and
  outstanding...........................................        60,000         60,000          60,000
Class D Cumulative Preferred Stock, $.01 par value,
  4,600,000 authorized, none issued on a historical
  basis, and 4,200,000 issued and outstanding on a pro
  forma basis...........................................            --        105,000         105,000
Preferred Stock, $.01 par value, 2,250,000 authorized,
  none issued or outstanding............................            --             --              --
Additional paid-in capital..............................       977,601      1,206,531       1,557,797
Notes due on common stock purchases.....................       (35,095)       (35,095)        (35,095)
Distributions in excess of earnings.....................       (30,928)       (30,928)        (30,928)
Unrealized loss on investments..........................        (1,683)          (113)           (113)
                                                            ----------     ----------      ----------
Total stockholders' equity..............................     1,045,300      1,380,864       1,732,211
                                                            ----------     ----------      ----------
Total Capitalization....................................    $2,002,127     $2,668,040      $3,526,130
                                                            ==========     ==========      ==========

-------------------------
(1) The pro forma capitalization information is presented as if the transactions detailed above occurred on December 31, 1997.

(2) As of December 31, 1997, the borrowings under the Credit Facility were $33.5 million.

(3) Convertible into 3.28407 shares of AIMCO Common Stock per share, or a total of 2,463,053 shares at the option of the holder on or after August 4, 1998, subject to certain and dilution adjustments.

(4) Excludes (i) 5,362,879 shares of AIMCO Common Stock which may be issued in exchange for 5,362,879 AIMCO OP Units which may be tendered for redemption;
    (ii) 162,500 shares of AIMCO Common Stock issuable upon conversion of shares of AIMCO Class B Common Stock; (iii) 1,184,080 shares of AIMCO Common Stock issuable upon exercise of outstanding options and warrants; and (iv) 2,463,053 shares of AIMCO Common Stock which may be issued upon conversion of 750,000 shares of AIMCO Class B Preferred Stock.

(5) Convertible into 162,500 shares of AIMCO Common Stock if certain performance standards are achieved, including 8.5% annual increases in both AIMCO's FFO per share and the market price of AIMCO Common Stock. See "Description of Capital Stock -- AIMCO Class B Common Stock".

                               BUSINESS OF AIMCO

     AIMCO is the second largest owner and manager of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998, with 193,057 apartment units owned or under management as of December 31, 1997. As of December 31, 1997, AIMCO owned or controlled a total of 40,039 units in 147 apartment properties, had an equity interest in non-consolidated partnerships that owned 83,431 units in 515 apartment properties and managed 69,587 units in 374 apartment communities for third parties and affiliates. In addition to the Managed Properties, the Company manages all of the Owned Properties and a majority of the Equity Properties. The AIMCO Properties are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a REIT for Federal income tax purposes. AIMCO conducts substantially all of its operations through the AIMCO Operating Partnership and its subsidiaries. As of December 31, 1997, AIMCO held approximately an 88% interest in the AIMCO Operating Partnership. Certain terms used herein are defined below in "-- Accounting Policies and Definitions."

OPERATING AND FINANCIAL STRATEGIES

     AIMCO uses the following operating and financing strategies to attempt to meet its objective of providing long-term, predictable FFO per share:

     - Acquisition of Properties at Less Than Replacement Cost. AIMCO attempts to acquire properties at a significant discount to their replacement cost, which AIMCO believes will provide it with a competitive cost advantage in comparison to newly constructed properties.

     - Geographic Diversification. AIMCO operates in 42 states, the District of Columbia and Puerto Rico. This geographic diversification insulates AIMCO, to some degree, from inevitable downturns in any one market. Among Owned Properties and Equity Properties, Houston, Texas, AIMCO's largest single regional market, and Dallas, Texas, AIMCO's second largest regional market, accounted for approximately 13.9% and 8.0%, respectively, of the properties in which AIMCO has an ownership interest, on a pro rata basis.

     - Market Growth. AIMCO seeks to operate in markets where population and employment growth are expected to exceed the national average and where it believes it can become a regionally significant owner or manager of properties. The average annual population and employment growth rates from 1990 to 1995 in AIMCO's five largest regional markets were 2.3% and 2.6%, respectively, compared to national averages of 1.1% and 1.7%, respectively. For the 1996 to 1999 period, annual population and employment growth rates in AIMCO's five largest regional markets are forecasted to be 2.2% and 3.6%, respectively, compared with projected national averages of 0.9% and 2.0%, respectively.

     - Product Diversification. AIMCO's portfolio of apartment properties also span a range of apartment community types, both within and among markets. AIMCO's properties are located in both urban and suburban areas and range from garden apartments to high rises and from luxury townhomes to affordable properties.

     - Capital Replacement. AIMCO believes that the physical condition and amenities of its apartment communities are important factors in its ability to maintain and increase rental rates. AIMCO also believes that a program of regular maintenance of the quality of its apartments, rather than episodic renovation, contributes to the reliability of earnings per share. AIMCO presently allocates approximately $300 annually per owned apartment unit for Capital Replacements and reserves unexpended amounts for future capital replacements. From time to time, AIMCO reevaluates its Capital Replacement requirements and updates the amount of its budgeted Capital Replacements per owned apartment unit accordingly. For the year ended December 31, 1997, AIMCO charged approximately $9.1 million for

       Capital Replacements to its reserve, of which approximately $7.4 million was spent, and had aggregate cumulative unexpended Capital Replacement reserves of approximately $2.3 million at December 31, 1997.

     - Debt Financing. AIMCO's strategy is generally to incur debt to increase its return on equity while maintaining acceptable interest coverage ratios. AIMCO seeks to match debt maturities to the character of the assets financed. Accordingly, AIMCO uses predominantly long-term, fixed-rate and self-amortizing debt in order to avoid the refunding or repricing risks of short-term borrowings. AIMCO also uses short-term debt financing to fund acquisitions and generally expects to refinance such borrowings with proceeds from equity offerings or long-term debt financings. As of December 31, 1997, approximately 7% of AIMCO's outstanding debt was short-term debt and 93% was long-term debt.

     - Dispositions. From time to time, AIMCO sells properties that do not meet its return on investment criteria or that are located in areas where AIMCO does not believe that the long-term neighborhood values justify the continued investment in the properties. Three properties in Houston and one property in each of Dallas and Phoenix were sold in October 1997. AIMCO recognized a net gain of approximately $2.8 million on the sales.

     - Dividend Policy. AIMCO pays dividends to share its profitability with AIMCO's stockholders. For the years ended December 31, 1997, 1996 and 1995, AIMCO distributed 66.5%, 72.3% and 75.1% of FFO to its stockholders. Amounts not distributed are available for reinvestment, stock repurchases, amortization of debt and provide a margin to insulate annual dividends from fluctuations in AIMCO's business. AIMCO's dividend for 1997 was $1.85 per share. It is the present policy of AIMCO to increase the dividend annually in an amount equal to one-half the rate of the projected increase in FFO, adjusted for Capital Replacements. In January 1998, AIMCO increased its dividend to $0.5625 per share per quarter, commencing with the February 13, 1998 dividend payment which is equivalent to an annualized dividend of $2.25 per share of AIMCO Common Stock. The minimum annual distribution requirement for REITs, which require the distribution of approximately 95% of "REIT taxable income" (see "Federal Income Tax Considerations Related to AIMCO"), may result in dividends increasing at a greater rate in the future.

GROWTH STRATEGIES

     AIMCO seeks growth through two primary sources -- acquisition and internal expansion.

     Acquisition Strategies. AIMCO believes its acquisition strategies will increase profitability and predictability of earnings by increasing its geographic diversification, economies of scale and opportunities to provide ancillary services to tenants at the AIMCO Properties. Since its initial public offering in July 1994 (the "AIMCO IPO"), AIMCO has completed 28 acquisition transactions involving a total of 105 properties for an aggregate purchase price of approximately $997 million, including the assumption and incurrence of $544 million of indebtedness, through December 31, 1997.

     AIMCO believes that its demonstrated ability to evaluate and complete acquisitions, its property management record and its scale economies, to the extent that AIMCO can operate a property more efficiently than the existing owner or some competing purchasers, all provide credibility and advantage in negotiating acquisitions. In addition, the ability to issue AIMCO OP Units to sellers of properties may provide tax deferral opportunities to sellers and could give AIMCO an advantage over competing buyers that cannot offer such tax deferral opportunities. AIMCO acquires additional properties primarily in three ways:

     - Direct Acquisitions. AIMCO may directly acquire individual properties or portfolios and controlling interests in entities that own or control such properties or portfolios. During the year ended December 31, 1997, AIMCO has directly acquired 44 apartment properties for a total consideration of $464.8 million, consisting of $191.0 million in cash, approximately
       1.9 million AIMCO OP Units valued at $53.4 million and the assumption or incurrence of $220.4 million of indebtedness. See "-- Recent Acquisitions."

     - Acquisition of Managed Properties. AIMCO believes that its property management operations support its acquisition activities. Its relationships with owners of the Managed Properties may provide it with a means of learning of acquisition opportunities at an early stage of the sale process. In addition, its familiarity with the property and its ability to quickly evaluate the property give it an advantage in pursuing and completing any such acquisition in a timely fashion. Since the AIMCO IPO, AIMCO has acquired 12 properties comprising 3,530 units from its managed portfolio for $129.0 million.

     - Increasing its Interest in Partnerships. For properties where AIMCO owns a general partnership interest in the property-owning partnership, AIMCO may seek to acquire, subject to its fiduciary duties to the partnership, the outstanding limited partnership interests for cash or, in some cases, in exchange for AIMCO OP Units.

     - In November 1996, AIMCO acquired the English Partnerships, which owned 22 apartment properties. AIMCO subsequently purchased pursuant to tender offers to acquire all of the outstanding limited partnership interests of 25 of the English Partnerships, approximately 46%, in the aggregate, of the outstanding limited partnership interests in such partnerships for $15.0 million in cash and approximately 71,500 AIMCO OP Units valued at $1.7 million.

     - As of December 31, 1997, AIMCO has also commenced tender offers to acquire all of the outstanding limited partnership interests in 26 partnerships owning 25 properties for an aggregate amount of approximately $79.0 million. Through September 30, 1997, pursuant to such tender offers, AIMCO has purchased approximately 20.2%, in the aggregate, of the outstanding limited partnership interests for $16.0 million in cash. In addition, as of September 30, 1997, AIMCO has received tenders representing approximately an additional 18.8%, in the aggregate, of the outstanding limited partnership interests.

     Internal Growth Strategies. AIMCO pursues internal growth through the following strategies:

     - Revenue Increases. AIMCO increases rents where feasible and seeks to improve occupancy rates. AIMCO believes that its policy of capital improvements, amenities and customer service allows it to maintain demand and to increase its rents above the rate of inflation in the local market. AIMCO's "same store" revenues from the Owned Properties (based on properties owned from period to period) have grown by 3.3% from the fiscal year ended December 31, 1995 to that ended December 31, 1996, and by 2.1% from the year ended December 31, 1996 to that ended December 31, 1997, compared to an urban consumer price inflation rate of 2.8% and 2.3% over the same periods.

     - Redevelopment of Properties. AIMCO believes redevelopment of selected properties in superior locations provides advantages over development of new properties, because, compared with new development, redevelopment generally can be accomplished with relatively lower financial risk, in less time and with reduced delays attributable to governmental regulation. Recently AIMCO acquired and redeveloped Sun Katcher, a 360-unit property in Jacksonville, Florida, at a cost of $8.9 million, including $4.9 million in redevelopment costs. AIMCO also recently commenced the renovation and upgrading of Bay West, a 376-unit property in Tampa, Florida, for a projected cost of $4.8 million, to reposition the property in the marketplace. In addition, AIMCO expects to undertake a major renovation of the Morton Towers apartments, a 1,277 unit property located in Miami Beach, Florida, at an estimated cost of $35 million. AIMCO generally finances redevelopment initially with borrowings from the Credit Facility, and subsequently arranges permanent financing.

     - Expansion of Properties. AIMCO believes that expansion within or adjacent to existing AIMCO Properties also provides growth opportunities at lower risk than new development. Such expansion can offer cost advantages to the extent common area amenities and on-site management personnel can service the expanded property. Recently AIMCO constructed 92 additional units at Fairways, in Phoenix, Arizona, at a cost of $6.5 million. AIMCO is planning the construction of 42 additional units at Township, in Littleton, Colorado, for a projected cost of more than $3.0 million. In addition, AIMCO owns or controls approximately 136 acres of vacant land, adjacent to existing Owned Properties or Equity Properties, which AIMCO believes is suitable for the development of approximately 1,300 apartment units. AIMCO generally finances expansions initially with borrowings from the Credit Facility, and subsequently arranges permanent financing.

     - Conversion of Affordable Properties; Improvement of Performance. AIMCO believes that it may be able to significantly increase its return from its portfolio of affordable properties by improving operations at some of its properties or by converting some of its properties to conventional properties. While management of AIMCO has commenced review of the affordable properties, it has not yet made any determination as to the conversion of any affordable property.

     - Ancillary Services. AIMCO's management believes that its ownership and management of the AIMCO Properties provides it with unique access to a customer base for the sale of additional services which generate incremental revenues. AIMCO currently provides cable television, telephone services, appliance rental, renters' insurance and carport, garage and storage space rental at certain AIMCO Properties. For example, as of September 30, 1997, AIMCO has installed cable television service to 8,000 units and currently has more than 5,000 subscribers.

     - Controlling Expenses. Cost reductions are accomplished by exploiting economies of scale. As a result of the size of its portfolio and its creation of regional concentrations of properties, AIMCO has the ability to leverage fixed costs for general and administrative expenditures and certain operating functions, such as insurance, information technology and training, over a larger property base. For example, AIMCO's insurance subsidiary provides workers' compensation and employer liability insurance company-wide, without incurring material incremental costs as AIMCO's property assets grow.

     AIMCO also instills cost discipline in its property managers by benchmarking their operations against the local market and other AIMCO Properties.

PROPERTY MANAGEMENT STRATEGIES

     Regional Hubs. AIMCO's property management strategy is to achieve improvements in operating results by combining centralized financial control and uniform operating procedures with localized property management decision making and market knowledge. AIMCO's management operations are organized into 13 regional hubs, each supervised by a Regional Vice President, who have on average 17 years of experience in apartment management.

                                                                                 APARTMENT
                                                              APARTMENT UNITS   COMMUNITIES
                       REGIONAL HUBS                            MANAGED(1)      MANAGED(1)
                       -------------                          ---------------   -----------
Mid Atlantic I..............................................       10,394            51
Mid Atlantic II.............................................       11,297            46
Midwest/North Midwest.......................................       16,714            97
North Florida...............................................       11,543            45
North Texas.................................................       20,276            97
Northeast...................................................       17,238           104
Rocky Mountain..............................................        8,538            62
South Atlantic..............................................       34,112           156
South Florida...............................................       10,717            31
South Texas.................................................       13,728            64
Southeast...................................................       11,258            62
Southwest...................................................        9,996            39
West........................................................        5,972            54
                                                                  -------           ---
                                                                  181,783           908
                                                                  =======           ===

-------------------------
(1) Includes only units and apartment communities managed by AIMCO. Does not include 8,942 units in 116 apartment communities in which AIMCO has an ownership interest but does not manage and 2,332 senior living units, all of which are managed as a separate portfolio.

     Customer Service. AIMCO believes that resident satisfaction is directly related to the experience and training of on-site management personnel. AIMCO provides on-site management trained to respond promptly to residents' needs. To improve customer service, AIMCO conducts annual resident satisfaction surveys, guarantees that material defects will be corrected in 24 hours and refunds related rent if that commitment is not met.

     Personnel Policies. AIMCO has attempted to reduce turnover and retain experienced personnel by establishing an employee mentoring program and providing managers with incentive-based compensation. In addition, managing properties for third parties, AIMCO believes, improves performance at Managed Properties and Owned Properties alike by subjecting property managers to market-based pricing and service standards.

     START. Properties that are behind budget or face other significant operating difficulties receive direct supervision and intervention from START, a team of professionals, led by Executive Vice President Steven Ira, a founder of AIMCO. Members of START focus on not more than 10 to 15 properties at any one time, which allows them to focus sharply on the subject properties. START also oversees due diligence on acquisitions and major construction activities.

     Management Incentives. AIMCO believes that equity ownership by management and equity- and incentive-based compensation are important factors in attracting, retaining and motivating the most qualified and experienced personnel and directors. AIMCO's goal is to align management's interests with those of stockholders through the use of equity-based compensation plans to direct management's efforts towards enhancing shareholder value.

     The following table reflects the ownership of AIMCO Common Stock and AIMCO OP Units by senior management of AIMCO, which, as of December 31, 1997 (assuming full conversion of AIMCO OP Units), represented approximately 7.3% of the outstanding AIMCO Common Stock.

                                              TOTAL SHARES OF AIMCO
                                         COMMON STOCK AND AIMCO OP UNITS   PERCENTAGE
                                               OWNED BY MANAGEMENT           OWNED      INVESTMENT(1)
                                         -------------------------------   ----------   -------------
AIMCO IPO..............................               926,000                 8.6%      $ 17 million
December 31, 1995......................             1,067,000                 7.7%      $ 21 million
December 31, 1996......................             2,303,000                12.5%      $ 65 million
December 31, 1997......................             3,843,000                 8.4%      $141 million
March 25, 1998.........................             4,065,000                 8.7%      $152 million

-------------------------
(1) Encumbered by outstanding secured partially recourse notes in the amount of $29.1 million as of March 25, 1998.

     - On July 25, 1997, eleven senior managers of AIMCO purchased 1.1 million shares of AIMCO Common Stock at a price of $30 per share in exchange for promissory notes secured by such stock, which notes are recourse as to 25% of the principal owed. See "-- Recent Financings."

     - AIMCO pays a majority of the compensation to its outside directors in AIMCO Common Stock.

     - AIMCO issues all stock options at the then-current market price, and requires that employees own AIMCO Common Stock before receiving their options. As of December 31, 1997, the number of outstanding options was 784,081.

ACCOUNTING POLICIES AND DEFINITIONS

     AIMCO has the following accounting policies and definitions:

     The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO calculates FFO in a manner consistent with the NAREIT definition, which includes adjustments for minority interest in the

AIMCO Operating Partnership, plus amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payment of dividends on non-convertible preferred stock. AIMCO's management believes that presentation of FFO provides investors with industry accepted measurements which help facilitate understanding of AIMCO's ability to meet required dividend payments, capital expenditures, and principal payments on its debt. There can be no assurance that AIMCO's basis of computing FFO is comparable with that of other REITs.

     AIMCO capitalizes spending for items which generally cost more than $250 and have a useful life of more than one year, such as carpet replacement, new appliances, new roofs or parking lot repaving. Capitalized spending which maintains a property is termed a "Capital Replacement." In the experience of AIMCO's management, this spending is better considered a recurring cost of preserving an asset rather than as an additional investment.

     For financial reporting purposes, AIMCO consolidates entities in which it owns both a general partnership interest and controls investment decisions with respect to the underlying assets. AIMCO generally has a 30% to 51% economic interest in such entities. Entities in which AIMCO has less than a 30% economic interest or limited control are accounted for on the equity method.

     AIMCO policy is generally to hold Class C properties and affordable properties (substantially all of which are Class C properties) in unconsolidated partnerships. AIMCO accounts for these properties on the equity method in accordance with GAAP.

POLICIES OF AIMCO WITH RESPECT TO CERTAIN OTHER ACTIVITIES

     The following is a discussion of certain other investment objectives and policies, financing policies and other policies of AIMCO. These policies are determined by the officers and directors of AIMCO and may be amended or revised from time to time at their discretion without a vote of AIMCO's stockholders. As the sole general partner of the AIMCO Operating Partnership, AIMCO also determines the investment policies of the AIMCO Operating Partnership.

     Investment in Others. AIMCO may also participate with other entities in property ownership, through joint ventures or other types of co-ownership. Any such equity investment may be subject to existing mortgage financing and other indebtedness which would have priority over the equity of AIMCO in that property.

     Securities of or Interests in Persons Primarily Engaged in Real Estate Activities. AIMCO may also acquire securities of or interests in persons engaged in the acquisition, redevelopment and/or management of multifamily apartment properties, if it determines that such acquisition would be accretive to FFO per share.

     Investments in Real Estate Mortgages. While AIMCO generally emphasizes direct real estate investments, it may, in its discretion and subject to the percentage ownership limitations and gross income tests necessary for REIT qualification, invest in mortgage and other indirect real estate interests, including securities of other real estate investment trusts. AIMCO has not previously invested in mortgages or securities of other real estate investment trusts and AIMCO does not presently intend to invest to a significant extent in mortgages or securities of other real estate investment trusts.

     Operating and Financing Policies. AIMCO seeks to maintain a ratio of EBITDA (less a provision of approximately $300 per owned apartment unit) to debt (the "Debt Coverage Ratio") of at least 2 to 1, and to match debt maturities to the character of the assets financed. See "-- Operating and Financial Strategies -- Debt Financing." AIMCO, however, may from time to time re-evaluate borrowing policies in light of then current economic conditions, relative costs of debt and equity capital, market values of properties, growth and acquisition opportunities and other factors. AIMCO may modify its borrowing policy and may increase or decrease its Debt Coverage Ratio policy.

     To the extent that the AIMCO Board determines to seek additional capital, AIMCO may raise such capital through additional equity offerings, debt financing or retention of cash flow (after consideration of provisions of the Code requiring the distribution by a REIT of a certain percentage of taxable income and taking into account taxes that would be imposed on undistributed taxable income), or through a combination of these sources. AIMCO presently anticipates that any additional borrowings will be made through the AIMCO Operating Partnership, although AIMCO might incur borrowings that would be reloaned to the AIMCO Operating Partnership. The AIMCO Operating Partnership cannot incur indebtedness that is recourse to AIMCO without AIMCO's approval. AIMCO may approve the AIMCO Operating Partnership's incurring additional debt that is recourse to the Operating Partnership. Borrowings may be unsecured or may be secured by any or all assets of AIMCO, the AIMCO Operating Partnership, or any existing or new property and may have full or limited recourse to all or any portion of the assets of AIMCO, the AIMCO Operating Partnership, or any existing or new property.

     AIMCO has not established any limit on the number or amount of mortgages that may be placed on any single property or on its portfolio as a whole.

     AIMCO may also determine to issue securities senior to the AIMCO Common Stock, including preferred stock and debt securities (either of which may be convertible into capital stock or be accompanied by warrants to purchase capital stock). AIMCO may also determine to finance acquisitions through the exchange of properties or issuance of additional AIMCO OP Units, shares of AIMCO Common Stock or other securities.

     If the AIMCO Board determines to raise additional equity capital, the AIMCO Board has the authority, without stockholder approval, to issue additional shares of AIMCO Common Stock or other capital stock (including securities senior to the AIMCO Common Stock) in any manner (and on such terms and for such consideration) it deems appropriate, including in exchange for property. Such issuances might cause a dilution of a stockholder's investment in AIMCO. If the AIMCO Board determines to raise additional equity capital to fund investments by the AIMCO Operating Partnership, AIMCO will contribute such funds to the AIMCO Operating Partnership as a contribution to capital and purchase of additional general partnership interests. AIMCO may issue additional shares of AIMCO Common Stock in connection with the acquisition of AIMCO OP Units that are tendered to the AIMCO Operating Partnership for redemption.

     The AIMCO Board also has the authority to cause the AIMCO Operating Partnership to issue additional AIMCO OP Units in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Any such new AIMCO OP Units will be redeemable at the option of the holder, which redemption AIMCO intends to cause to be made in AIMCO Common Stock pursuant to the redemption rights.

     Conflict of Interest Policies. AIMCO has adopted certain policies designed to minimize or eliminate conflicts of interests between AIMCO and its executive officers and directors. Without the approval of a majority of the disinterested directors, AIMCO will not (i) acquire from or sell to any director, officer or employee of AIMCO or any entity in which a director, officer or employee of AIMCO owns more than a 1% interest, or acquire from or sell to any affiliate of any of the foregoing, any assets or other property of AIMCO, (ii) make any loan to or borrow from any of the foregoing persons, or (iii) engage in any material transaction with the foregoing. In addition, AIMCO has entered in to employment agreements with Messrs. Considine, Kompaniez and Ira which include provisions intended to eliminate or minimize potential conflicts of interest, and which provide that those persons will be prohibited from engaging directly or indirectly in the acquisition, development, operation or management of other multifamily apartment properties outside of AIMCO, except with respect to certain investments currently held by such persons, as to which investments those persons have committed to an orderly liquidation. There can be no assurance, however, that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of AIMCO's stockholders as a whole.

     Policies with Respect to Other Activities. AIMCO has authority to offer shares of its capital stock or other securities and to repurchase or otherwise reacquire its shares or any other securities, has done so, and may engage in such activities in the future. From its inception, AIMCO has made loans aggregating $5.1 million to certain entities owning properties subsequently acquired by AIMCO. No balances remain outstanding on such loans. In the same period, AIMCO has made loans aggregating $52.2 million to its officers for the purchase of AIMCO Common Stock and $5.1 million to its officers and other entities to acquire interests in subsidiaries of AIMCO. The outstanding balances on such loans as of December 31, 1997 were $30.5 million and $3.2 million, respectively. Messrs. Considine and Kompaniez have repaid in part, using $2.0 million in proceeds distributed to them from the sale of NHP Common Stock by ANHI to AIMCO, outstanding promissory notes payable by them to ANHI in an aggregate amount of $3.2 million, which loan was made to them by ANHI to acquire their interest in ANHI. See "-- Recent Financings." In addition, AIMCO from time to time advances amounts for relocation and other expenses. AIMCO has not engaged in underwriting securities of other issuers. AIMCO intends to make investments in such a way that it will not be treated as an investment company under the Investment Company Act of 1940, as amended.

     AIMCO may invest in the securities of other issuers engaged in the ownership, acquisition or management of multifamily apartment properties for the purpose of exercising control.

     At all times, AIMCO intends to make investments in such a manner as to be consistent with the requirements of the Code for AIMCO to qualify as a REIT unless, because of changing circumstances or changes in the Code (or in Treasury Regulations), the AIMCO Board determines that it is no longer in the best interest of AIMCO to qualify as a REIT.

     AIMCO, as a REIT, is required to distribute annually to holders of AIMCO Common Stock at least 95% of its "real estate investment trust taxable income," which, as defined by the Code and the Treasury regulations, is generally equivalent to net taxable ordinary income. AIMCO measures its economic profitability and intends to pay regular dividends to its stockholders based on earnings during the relevant period. However, the future payment of dividends by AIMCO will be at the discretion of the AIMCO Board and will depend on numerous factors, including AIMCO's financial condition, its capital requirements, the annual distribution requirements under the provisions of the Code applicable to REITs and such other factors as the AIMCO Board deems relevant.

EXECUTIVE OFFICES

     AIMCO's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, and its telephone number is (303) 757-8101.

                    BOARD OF DIRECTORS AND OFFICERS OF AIMCO

     The directors and executive officers of AIMCO, their ages, dates they were first elected and their positions with AIMCO or on the AIMCO Board are set forth below.

             NAME                AGE   FIRST ELECTED                      POSITION
             ----                ---   -------------                      --------
Terry Considine................  50    July 1994        Chairman of the Board of Directors and Chief
                                                        Executive Officer
Peter K. Kompaniez.............  53    July 1994        Vice Chairman, President and Director
Joel F. Bonder.................  49    December 1997    Executive Vice President, General Counsel
                                                        and Secretary
Robert Ty Howard...............  40    February 1998    Executive Vice President -- Ancillary
                                                        Services
Steven D. Ira..................  47    July 1994        Executive Vice President and Co-Founder
Thomas W. Toomey...............  37    January 1996     Executive Vice President -- Finance and
                                                        Administration
David L. Williams..............  52    January 1997     Executive Vice President -- Property
                                                        Operations
Harry G. Alcock................  34    July 1996        Senior Vice President -- Acquisitions
Troy D. Butts..................  33    November 1997    Senior Vice President and Chief Financial
                                                        Officer
Patricia K. Heath..............  43    July 1994        Vice President and Chief Accounting Officer
Richard S. Ellwood.............  65    July 1994        Director; Chairman, Audit Committee
J. Landis Martin...............  52    July 1994        Director; Chairman, Compensation Committee
Thomas L. Rhodes...............  58    July 1994        Director
John D. Smith..................  69    November 1994    Director

     The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more.

     Terry Considine. Mr. Considine has been Chairman of the Board of Directors and Chief Executive Officer of AIMCO since July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management, L.L.C., Limited Liability Company, a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar.

     Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.

     Peter K. Kompaniez. Mr. Kompaniez has been Vice Chairman, President and a director of AIMCO since July 1994. Since September 1993, Mr. Kompaniez has owned 75% of PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).

     The downturn in the real estate markets in the late 1980s and early 1990s adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), and as a director or officer of certain other Heron Group entities. In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

     Joel F. Bonder. Mr. Bonder was appointed Executive Vice President and General Counsel of AIMCO effective December 8, 1997. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP from June 1991 to March 1994 and as Associate General Counsel of NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder practiced with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.

     Robert Ty Howard. Mr. Howard was appointed Executive Vice President - Ancillary Services in February 1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig Corporation, Reading Company and Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr. Howard received a B.A. from Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford University Graduate School of Business.

     Steven D. Ira. Mr. Ira is a Co-Founder of AIMCO and has served as Executive Vice President of AIMCO since July 1994. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment Property Supervisor (CAPS) and a Certified Apartment Manager designation from the National Apartment Association, a Certified Property Manager (CPM) designation from the National Institute of Real Estate Management (IREM) and he is a member of the Boards of Directors of the National Multi-Housing Council, the National Apartment Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975.

     Thomas W. Toomey. Mr. Toomey has served as Senior Vice President -- Finance and Administration of AIMCO since January 1996 and was promoted to Executive Vice President -- Finance and Administration in March 1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company ("LPC") as Vice President/Senior Controller and Director of Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr. Toomey received a B.S. in Business Administration/Finance from Oregon State University and is a Certified Public Accountant.

     David L. Williams. Mr. Williams has been Executive Vice President -- Operations of AIMCO since January 1997. Prior to joining AIMCO, Mr. Williams was Senior Vice President of Operations at Evans Withycombe Residential, Inc. from January 1996 to January 1997. Previously, he was Executive Vice President at Equity Residential Properties Trust from October 1989 to December 1995. He has served on National Multi-Housing Council Boards and NAREIT committees. Mr. Williams also served as Senior Vice President of Operations and Acquisitions of US Shelter Corporation from 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973. Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

     Harry G. Alcock. Mr. Alcock has served as a Vice President since July 1996, and was promoted to Senior Vice President -- Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from San Jose State University.

     Troy D. Butts. Mr. Butts has served as Senior Vice President and Chief Financial Officer of AIMCO since November 1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real Estate Services Group for Arthur Anderson LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.

     Patricia K. Heath. Ms. Heath has served as Vice President and Chief Accounting Officer of AIMCO since July 1994. From 1992 to July 1994, Ms. Heath served as Manager of Accounting, then Chief Financial Officer, of HFC, and effective September 1993, as Chief Financial Officer of PDI. She had responsibility for all internal and external financial reporting, cash management and budgeting for HFC, its subsidiaries, related joint ventures and partnerships and for PDI. Ms. Heath served as Controller for the real estate investment, development and syndication firms of Guilford Glazer & Associates from 1990 to 1992, Ginarra Holdings, Inc. from 1984 to 1990, and Fox & Carskadon Financial Corporation from 1980 to 1983. Ms. Heath worked from 1978 to 1980 as an auditor with Deloitte, Haskins and Sells. She received her B.S. in Business from California State University at Chico and is a Certified Public Accountant.

     Richard S. Ellwood. Mr. Ellwood was appointed a director of AIMCO in July 1994 and is currently Chairman of the Audit Committee. Mr. Ellwood is the founder and President of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co., Incorporated in 1987, Mr. Ellwood had 31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987; Managing Director at Warburg Paribas Becker from 1978 to 1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite Hotels, Inc.

     J. Landis Martin. Mr. Martin was appointed a director of AIMCO in July 1994 and became Chairman of the Compensation Committee in March 1998. Mr. Martin has served as President and Chief Executive Officer and a Director of NL Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation ("TIMET") and NL Industries, Inc., since 1990 and as Chief Executive Officer and a director of Tremont since 1988. Mr. Martin has served as Chairman of TIMET, an integrated producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

     Thomas L. Rhodes. Mr. Rhodes was appointed a Director of AIMCO in July 1994. Mr. Rhodes has served as the President and a Director of National Review magazine since November 30, 1992, where he has also served as a Director since 1988. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General Partner from 1987 until November 27, 1992. He is currently Co-Chairman of the Board, Co-Chief Executive Officer and a Director of Commercial Assets Inc. and Asset Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc. and its subsidiaries, Delphi International Ltd., Oracle Reinsurance Company, and The Lynde and Harry Bradley Foundation. Mr. Rhodes is Chairman of the Impire Foundation for Policy Research, a Founder and Trustee of Change NY, a Trustee of The Heritage Foundation, and a Trustee of The Manhattan Institute.

     John D. Smith. Mr. Smith was appointed a director of AIMCO in November 1994. Mr. Smith is Principal and President of John D. Smith Developments. Mr. Smith has been a shopping center developer, owner and consultant for over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia. Mr. Smith is a Trustee and former President of the International Council of Shopping Centers and was selected to be a member of the American Society of Real Estate Counselors. Mr. Smith served as a director for Pan-American Properties, Inc. (National Coal Board of Great Britain) formerly known as Continental Illinois Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study Society, Tokyo, Japan.

                        PRINCIPAL STOCKHOLDERS OF AIMCO

     The following table sets forth certain information available to AIMCO, as of February 28, 1998, with respect to shares of AIMCO Common Stock and AIMCO OP Units held by (i) each director and the five most highly compensated executive officers who were serving as of December 31, 1997, (ii) all directors and executive officers of AIMCO as a group and (iii) those persons known to AIMCO to be the beneficial owners (as determined under the rules of the Commission) of more than 5% of such shares. The business address of each of the following is 1873 South Bellaire Street, Suite 1700, Denver, Colorado 80222-4348, unless otherwise specified.

                                                                                                      PRO FORMA
                                      NUMBER OF        PERCENTAGE OF   NUMBER OF       PERCENTAGE     PERCENTAGE
         NAME AND ADDRESS             SHARES OF        COMMON STOCK    AIMCO OP       OWNERSHIP OF   OWNERSHIP OF
        OF BENEFICIAL OWNER          COMMON STOCK       OUTSTANDING    UNITS(1)         AIMCO(2)     AIMCO(2)(3)
        -------------------          ------------      -------------   ---------      ------------   ------------
Directors and Executive Officers:
  Terry Considine..................   1,777,445(4)(5)       4.8%        783,803(6)        5.5%         4.2%
  Peter K. Kompaniez...............     598,030(4)          1.4          23,625           1.3           1.0
  Steven D. Ira....................     240,897(4)(7)       0.6          96,373           0.7           0.6
  Thomas W. Toomey.................     239,632             0.6              --           0.7           0.4
  Harry G. Alcock..................      19,842(8)            *              --             *             *
  Richard S. Ellwood...............      13,200(9)            *              --             *             *
  J. Landis Martin.................      21,700               *              --             *             *
  Thomas L. Rhodes.................      39,600(10)           *              --             *             *
  John D. Smith....................      13,700(11)           *              --             *             *
  All directors and executive
    officers as a group (13
    persons).......................   3,161,425(12)         7.6         903,801           8.7           6.7
5% or Greater Holders:
  Cohen & Steers Realty Shares,
    Inc. ..........................   3,575,300             8.6              --           7.7           5.9
    757 Third Avenue
    New York, New York 10017
  ABKB/La Salle Securities Limited
    Partnership....................   2,817,018(13)         6.8              --           6.0           4.7
    100 East Pratt Street
    Baltimore, Maryland 21202

-------------------------
* Less than 0.1%

 (1) Through wholly owned subsidiaries, AIMCO acts as general partner of, and, as of February 18, 1998, holds 89% of the interests in, the AIMCO Operating Partnership. After a one-year holding period, AIMCO OP Units may be tendered for redemption and, upon tender, may be acquired by AIMCO for shares of AIMCO Common Stock at an exchange ratio of one share of AIMCO Common Stock for each AIMCO OP Unit (subject to adjustment). If all AIMCO OP Units were acquired by AIMCO for AIMCO Common Stock (without regard to the Ownership Limit) these shares of AIMCO Common Stock would constitute approximately 11% of the then outstanding shares of AIMCO Common Stock. AIMCO OP Units are subject to certain restrictions on transfer.

 (2) On a fully diluted basis, assuming all 5,235,337 AIMCO OP Units outstanding as of February 18, 1998 are acquired by AIMCO for shares of AIMCO Common Stock at the exchange ratio of one AIMCO OP Unit for each share of AIMCO Common Stock without regard to the Ownership Limit.

 (3) Assumes that 7,205,739 shares of AIMCO Common Stock are issued in the Merger.

 (4) Excludes 93,428, 41,438 and 13,821 shares of AIMCO Class B Common Stock held by Messrs. Considine, Kompaniez and Ira, respectively, representing 57.5%, 25.5% and 8.5%, respectively of the total number of shares of AIMCO Class B Common Stock outstanding. AIMCO Class B Common Stock is convertible into an equal number of shares of AIMCO Common Stock over a period ending December 31, 1998 if certain performance standards are achieved.

 (5) Includes 1,494,759 shares held by entities in which Mr. Considine holds sole voting and investment power, 74,743 shares held by Mr. Considine's spouse, Elizabeth Considine, for which Mr. Considine disclaims beneficial ownership, and 36,778 shares held by a non-profit corporation in which Mr. Considine has shared voting and investment power with his spouse. Mr. Considine disclaims beneficial ownership of 1,380,078 shares held by Considine Partnership in which Mr. Considine holds a 10% general partnership interest with the remaining 90% held by trusts for members of Mr. Considine's family.

 (6) Includes 161,816 AIMCO OP Units held by entities in which Mr. Considine has sole voting and investment power, 2,300 AIMCO OP Units held by the Considine Partnership for 90% of which Mr. Considine disclaims beneficial ownership, and 157,698 AIMCO OP Units held by Mr. Considine's spouse, for which Mr. Considine disclaims beneficial ownership.

 (7) Includes 48,800 shares subject to options that are exercisable within 60 days.

 (8) Includes 5,241 shares subject to options that are exercisable within 60 days.

 (9) Includes 1,500 shares subject to options that are exercisable within 60 days.

(10) Includes 8,900 shares subject to options that are held by the Rhodes Family Foundation.

(11) Includes 9,000 shares subject to options that are exercisable within 60 days.

(12) Includes 64,521 shares subject to options that are exercisable within 60 days.

(13) Includes 937,508 shares beneficially owned by LaSalle Advisors Capital Management, Inc.

                             BUSINESS OF AMBASSADOR

GENERAL

     Ambassador is a self-administered and self-managed REIT engaged in the ownership and management of garden style apartment properties leased primarily to middle income tenants. As of December 31, 1997, Ambassador owned 52 apartment communities (the "Ambassador Properties") with a total of 15,728 units located in Arizona, Colorado, Florida, Georgia, Illinois, Tennessee and Texas. In addition, Ambassador manages one property containing 252 units for an unrelated third party.

     Ambassador's management believes its overall portfolio size, management operations and property concentrations in selected geographic markets provide economies of scale regarding operating expenses, advertising, marketing, and insurance. Management also believes that a geographic distribution of the properties in a number of strategically selected markets helps insulate the overall portfolio's economic returns from regional economic fluctuations. Ambassador's focus has been on acquisitions in its principal markets which represent metropolitan areas in which Ambassador owns more than 1,000 apartments ("Principal Markets"). Ambassador's Principal Markets currently include Phoenix and Tucson, Arizona; Tampa, Florida; Atlanta, Georgia; and Austin, Houston and San Antonio, Texas.

BUSINESS PHILOSOPHY AND BACKGROUND

     Ambassador's mission is to deliver long term growth in value and increasing earnings for its stockholders by providing:

          1. An organization dedicated to excellence,

          2. Affordable, quality housing for its residents,

          3. Respect and opportunity for its employees, and

          4. Socially responsible corporate behavior to its customers and the communities in which it invests.

     Ambassador seeks to increase the value and size of its portfolio using the following strategies:

     Increase property net operating income -- Ambassador believes it experiences higher revenue collections and reasonably predictable operating expenses at many of its Ambassador Properties through professional management, economies of scale and improving local rental markets. Ambassador believes its property management teams are experts in their markets and provide the level of service necessary to generate growth in revenues. The key elements of attracting and retaining high quality residents are having a thorough understanding of all of Ambassador's customers and focusing on communications between all levels of Ambassador.

     Operating expenses, other than property taxes, have remained relatively stable for the past year at Ambassador-owned properties. This has been due to effective management policies, renovation and preventive maintenance expenditures that reduced annual operating expenses and increases in buying power in those markets where Ambassador has a strong presence.

     Tax-exempt bond financing -- Ambassador believes that it is the only publicly traded real estate investment company using long term, low cost tax-exempt bond financing as its principal source of permanent financing. Tax-exempt bonds provide one of the lowest cost of debt capital available in the market and can be used to finance acquisition and renovation of properties as well as new construction. Ambassador believes that this financing strategy helps provide a superior level of total return to shareholders on a risk adjusted basis. In particular, Ambassador believes that the enhanced return on its equity investment that it receives from the use of tax-exempt bonds out weighs any offsetting disadvantage from resident income and/or rent restrictions as well as other costs imposed by such financing.

THE INDUSTRY/PRINCIPAL MARKETS

     Ambassador believes that firms that compete in the middle income sector of the apartment industry differentiate themselves based upon the level of service they provide to their customers. Prospective residents have many similarly priced choices for housing. In most of the markets where Ambassador owns property, the rental rates have been increasing over the past three years. As market occupancies exceed 95%, there is an upward pressure on rental rates that typically grow faster than the median income levels. This situation can create higher turnover of existing residents and higher operating expenses. Ambassador believes that its customer service program allows for increases in market rental rates while maintaining lower overall resident turnover; this results in lower operating expenses than most of its competition.

COMPETITION

     All of Ambassador's properties are located in metropolitan areas. There are numerous other apartment properties within the market area of each property which could have a material effect on the rental rates charged at the properties, as well as Ambassador's ability to rent apartments at the properties. Ambassador competes for residents and apartment property acquisitions with others who may have greater resources than Ambassador and whose officers, employees and directors may have more experience in operating and acquiring apartment properties than that of Ambassador's officers, employees and directors. In addition, single-family housing and all forms of multifamily residential properties provide housing alternatives to potential tenants of Ambassador's properties.

EMPLOYEES/PROPERTY MANAGEMENT

     Ambassador's headquarters are located at 77 West Wacker Drive, Suite 4040, Chicago, Illinois, 60601, telephone (312) 917-1600. Regional offices are located in Atlanta, Georgia, San Antonio, Texas and Phoenix, Arizona. There were approximately 546 employees as of March 17, 1998.

     Ambassador provides complete property management services to each property in its portfolio including on-site management supervision, leasing, marketing, accounting and training. Ambassador does not utilize third party management companies. Each of the 53 on-site property managers and their staff report to an area/district manager located in each market who reports to the Director of Property Management. Each property is treated as an individual business operation established with an annual budget, defined policies and procedures, full time on-site professional staffing and supervision. Ambassador uses property management and accounting computer systems that are linked to the regional and corporate offices to provide timely information to senior management. Ambassador's asset management system utilizes the leasing, marketing and accounting information created at each site to permit senior management to monitor the performance and operations of each property.

PROPERTIES

     As of December 31, 1997, Ambassador owned 52 apartment complexes (the "Ambassador Properties") located in seven states. The Ambassador Properties consist of garden or townhouse style apartments that appeal primarily to tenants with middle level incomes. Of the apartments, 2.2% are efficiency apartments, 58.9% are one-bedroom apartments, 38.3% are two-bedroom apartments and the remaining 0.5% are three-bedroom apartments. The Ambassador Properties typically consist of two- and three-story buildings in a landscaped setting. The size of the apartments range from 400 to 2,000 square feet and average approximately 780 square feet.

     The average number of apartments per Ambassador Property is 302 apartments and the average monthly rent per apartment and per square foot during the twelve months ended December 31, 1997 was $567 and $0.72, respectively.

     Tenant leases at the Ambassador Properties are generally for six to twelve-month terms and require security deposits which range up to one month's rent. The Ambassador Properties contain common area amenities, which may include swimming pools, clubhouses, tennis courts, security gates and extensive landscaping, and interior apartment amenities, such as vaulted ceilings, wood-burning fireplaces, washers/ dryers, ceiling fans, microwaves, mini blinds, cable television connections and monitored security systems. Ambassador believes that the amenity packages at the Ambassador Properties are comparable to those of competitive multifamily properties in their respective markets.

     Fee title to each of the Ambassador Properties is held in a property partnership (the "Property Partnership") in which the Ambassador Operating Partnership or another direct or indirect subsidiary of Ambassador is a general partner. Ambassador (or a direct or indirect subsidiary of Ambassador) and the Ambassador Operating Partnership own 100% of the partnership interests in, and control, the Property Partnerships that own 37 of the Ambassador Properties. Ambassador (or a direct or indirect subsidiary of Ambassador) and the Ambassador Operating Partnership own a 1% general partnership interest and 49.1% limited partnership interest in two partnerships that own 9 and 4 properties, respectively. Ambassador (or a direct or indirect subsidiary of Ambassador) and the Ambassador Operating Partnership own a 50% and 49.9% general partnership interest, respectively, in the Property Partnerships that own the Williamsburg Property and the Brook Run Property. The third parties that own the remaining interests in these Property Partnerships have equal voting rights with respect to certain significant decisions of such partnerships. These two Property Partnerships are not consolidated in Ambassador's financial statements.

RECENT EVENTS

     As of January 30, 1998, Ambassador amended its existing revolving credit agreement dated as of May 28, 1997, with Credit Lyonnais New York Branch ("CLNY") (as it had been previously amended, the "Original Credit Lyonnais Line of Credit"). The amendment to the Original Credit Lyonnais Line of Credit (the "Amendment") provides Ambassador with $10 million of borrowing capacity to be used by Ambassador solely to meet, or to reimburse itself for previous payments made to meet, margin calls from CLNY made on or after January 12, 1998 relating to Ambassador's outstanding swap agreements with CLNY. This $10 million of availability is in addition to the $6.25 million working capital availability provided under the Original Credit Lyonnais Line of Credit, but does not increase the aggregate $25 million availability under the Original Credit Lyonnais Line of Credit. Ambassador paid $200,000, plus expenses, for the Amendment. The Amendment further provides for a method of required pay-downs to the Original Credit Lyonnais Line of Credit under various circumstances.

     On February 4, 1998, Ambassador's partner (the "Jupiter I Limited Partner") in the Jupiter-I, L.P., executed a Second Amended and Restated Agreement of Limited Partnership dated as of January 28, 1998 for Jupiter-I, L.P. and approved a related agreement (collectively, the "Reversing Amendments"), the combined effect of which is to reverse certain amendments to the Jupiter-I, L.P. limited partnership agreement and related document entered into without FNMA's prior consent as required by the terms of Ambassador's existing credit enhancement facility with FNMA ("FNMA Facility"). As consideration for executing the Reversing Amendments, Ambassador paid the Jupiter I Limited Partner $100,000. As a result of the Reversing Amendments, FNMA released a $20 million standby commitment (the "Standby Commitment") for the benefit of FNMA. Ambassador has no further obligations to Bank of America with respect to the Standby Commitment.

     On March 5, 1998, The Industrial Development Authority of the City of Phoenix, Arizona issued $6.0 million of variable rate, tax-exempt bonds (the "Heather Ridge Bonds") for the benefit of the Heather Ridge property. The Heather Ridge Bonds, which are collateralized by the Heather Ridge property, are credit enhanced under the FNMA Facility. The Heather Ridge Bonds will mature on December 15, 2037 and bear interest at a floating rate that is reset weekly by the remarketing agent at the minimum rate required to remarket the bonds at par. Ambassador used net proceeds of $5.5 million to repay a portion of the outstanding principal balance on a secured revolving credit facility with Nomura Asset Capital Corporation (as amended, the "NACC Revolving Loan") and the remainder to fund a portion of the working capital.

     Effective March 5, 1998, Ambassador entered into an interest rate cap agreement with CLNY at a purchase price of $9,000 to protect itself against interest rate fluctuations with respect to the Heather Ridge Bonds. Pursuant to the terms of the interest rate cap agreement, the interest rate is limited to 4.8% per annum on a notional amount of $6.0 million. The interest rate cap agreement terminates on March 15, 1999.

     Additional information concerning Ambassador is included in the Ambassador Incorporated Documents. See "Available Information" and "Incorporation by Reference."

                      PRINCIPAL STOCKHOLDERS OF AMBASSADOR

     The following table sets forth as of March 17, 1998, the number and percentage of outstanding shares of Ambassador Common Stock and OP Units beneficially owned by each director and executive officer of Ambassador, and by all directors and executive officers of Ambassador as a group. Unless otherwise indicated, the persons indicated below have sole voting power and investment power with respect to the shares of Ambassador Common Stock and OP Units shown as beneficially owned by them.

                                            SHARES OF                     PERCENT OF         PERCENT OF
                                           COMMON STOCK    OP UNITS      COMMON STOCK       COMMON STOCK
           BENEFICIAL OWNER                  OWNED(1)        OWNED            (2)          AND OP UNITS(3)
           ----------------                ------------    --------      ------------      ---------------
David M. Glickman(4)...................       329,350             0          3.03%              2.83%
Thomas J. Coorsh(5)....................        25,000             0              *                  *
Michael W. Reschke(6)..................       703,105       555,605          6.19%              6.09%
Norman R. Bobins(7)....................        16,500             0              *                  *
Richard F. Levy(7).....................        27,000             0              *                  *
Jane R. Patterson(7)...................        16,000             0              *                  *
David B. Heller(7)(8)..................       509,400             0          4.55%              4.27%
Debra A. Cafaro(9).....................        80,000        32,990              *                  *
Matthew W. Kaplan......................             0             0              *                  *
All directors and executive officers as
  a group(9 persons)(10)...............     1,706,355       588,595         15.36%             14.40%

-------------------------
  *  Less than 1%

 (1) Number of shares includes options currently exercisable, options which will become exercisable immediately prior to the Effective Time (including options which, absent the Merger, would become exercisable within 60 days of March 17, 1998) and OP Units beneficially owned by such person.

 (2) Assumes exchange only of those OP Units beneficially owned by such person, exercise of options currently exercisable and exercise of options which will become exercisable immediately prior to the

     Effective Time (including options which, absent the Merger, would become exercisable within 60 days of March 17, 1998) beneficially owned by such person.

 (3) Assumes the exercise of options currently exercisable and exercise of options which will become exercisable immediately prior to the Effective time (including options which, absent the Merger, would become exercisable within 60 days of March 17, 1998), beneficially owned by such person.

 (4) The number of shares of Ambassador Common Stock beneficially owned includes 170,000 shares of Ambassador Common Stock issuable upon the exercise of currently exercisable options.

 (5) The number of shares of Ambassador Common Stock beneficially owned includes 25,000 shares of Ambassador Common Stock issuable upon the exercise of currently exercisable options.

 (6) The number of shares of Ambassador Common Stock and number of OP Units beneficially owned include the OP Units beneficially owned by Prime Group, Inc. (310,105 OP Units); and Prime Group IV, L.P. ("PGIV") (215,995 OP Units). PGIV is affiliated with Prime Group, Inc. (and, collectively with Prime Group, Inc. and its affiliates, referred to as "Prime"), of which Mr. Reschke is Chairman, President and Chief Executive Officer and beneficially owns 43.1% of the outstanding equity interests. The number of shares of Ambassador Common Stock beneficially owned includes 92,656 shares of Ambassador Common Stock issuable upon the exercise of options held by Mr. Reschke that are exercisable within 60 days of March 17, 1998, and includes 4,844 shares of Ambassador Common Stock issuable upon the exercise of other options which will become exercisable immediately prior to the Effective Time. Includes 402,982 OP Units which are subject to pledges.

 (7) Includes 10,156 shares of Ambassador Common Stock issuable upon the exercise of options that are exercisable within 60 days of March 17, 1998, and includes 4,844 shares of Ambassador Common Stock issuable upon the exercise of other options which will become exercisable immediately prior to the Effective Time.

 (8) The number of shares of Ambassador Common Stock includes 474,400 shares of Ambassador Common Stock owned by advisory clients of Mr. Heller, as to which he has voting and dispositive power.

 (9) All of the 32,990 OP Units owned by Ms. Cafaro are pledged to the Ambassador Operating Partnership to secure the repayment of a $700,000 loan made by the Ambassador Operating Partnership to Ms. Cafaro to enable her to purchase such OP Units. The number of shares of Ambassador Common Stock beneficially owned includes 32,990 shares of Ambassador Common Stock issuable upon the exchange of OP Units and includes 23,505 shares of Ambassador Common Stock issuable upon the exercise of options that are exercisable within 60 days of March 17, 1998 and includes 23,505 shares of Ambassador Common Stock issuable upon the exercise of other options which will become exercisable immediately prior to the Effective Time.

(10) The number of shares of Ambassador Common Stock beneficially owned includes 351,785 shares of Ambassador Common Stock issuable upon the exercise of options that are exercisable within 60 days of March 17, 1998, includes 588,595 shares of Ambassador Common Stock issuable upon the exchange of OP Units, and includes 47,725 shares of Ambassador Common Stock issuable upon the exercise of other options which will become exercisable immediately prior to the Effective Time. See footnotes (6), (7) and (9) above.

     To the best of Ambassador's knowledge, the following persons are the only persons who are beneficial owners of more than five percent of the Ambassador Common Stock (assuming as to any person, exchange of OP Units held by such person for shares of Ambassador Common Stock) or Ambassador Preferred Stock as of March 17, 1998. Unless otherwise indicated, the persons indicated below have sole voting power and investment power with respect to the Common Stock and OP Units shown as beneficially owned by them.

                                   SHARES OF         NUMBER OF        SHARES OF                                 PERCENT OF
                                  COMMON STOCK        OP UNITS     PREFERRED STOCK   PERCENT OF   PERCENT OF   COMMON STOCK
   NAME AND BUSINESS ADDRESS      BENEFICIALLY      BENEFICIALLY    BENEFICIALLY     PREFERRED      COMMON         AND
      OF BENEFICIAL OWNER           OWNED(1)           OWNED            OWNED          STOCK       STOCK(2)    OP UNITS(3)
   -------------------------      ------------      ------------   ---------------   ----------   ----------   ------------
Five Arrows Realty..............   1,351,351(4)             0         1,351,351         100%        11.21%        10.56%
Securities L.L.C.
Rothschild Realty Investors II
L.L.C.
1251 Ave. of the Americas
New York, NY 10020
AIMCO Properties, L.P...........     886,600                0                 0           0          8.28          7.74
c/o Apartment Investment
Management Company
1873 South Bellaire Street
Denver, CO 80222-4348
Merrill Lynch & Co., Inc.(5)....     905,400                0                 0           0          8.46          7.91
World Financial Center,
North Tower
250 Vesey Street
New York, NY 10281
Franklin Resources, Inc. .......     862,500                0                 0           0          8.05          7.53
777 Mariners Island Boulevard
San Mateo, CA 94404
Michael W. Reschke(6)...........     703,105          555,605                 0           0          6.19          6.09
77 West Wacker Drive
Suite 3900
Chicago, IL 60601
The Prime Group, Inc.(7)........     526,100          526,100                 0           0          4.68          4.60
77 West Wacker Drive
Suite 3900
Chicago, IL 60601
Brinson Partners, Inc.(8).......     567,700                0                 0           0          5.30          4.96
209 South LaSalle St.
Chicago, IL 60604

-------------------------
(1) Number of shares of Ambassador Common Stock beneficially owned includes exercise of exercisable options (including those options that will become exercisable immediately prior to the Effective Time), exchange of OP Units beneficially owned by such person and conversion of Ambassador Preferred Stock beneficially owned by such person.

(2) Assumes exchange only of the OP Units beneficially owned by such person, conversion of the Ambassador Preferred Stock beneficially owned by such person and exercise of exercisable options beneficially owned by such person (including those options that will become exercisable immediately prior to the Effective Time).

(3) Assumes conversion of Ambassador Preferred Stock beneficially owned by such person and exercise of exercisable options beneficially owned by such person (including those options that will become exercisable immediately prior to the Effective Time).

(4) As the managing member of Five Arrows, Rothschild Realty Investors II, L.L.C. is also deemed to be the beneficial owner of such 1,351,351 shares of Ambassador Preferred Stock beneficially owned by Five Arrows and the 1,351,351 shares of Ambassador Common Stock issuable upon conversion of such shares.

(5) In addition to Merrill Lynch & Co., Inc., Merrill Lynch Group, Inc., World Financial Center, North Tower, 250 Vesey St., New York, NY 10281; Princeton Services Inc., 800 Scudders Mills Road, Plainsboro, New Jersey 08536; and Merrill Lynch Asset Management, L.P., 800 Scudders Mills Road,

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

    Plainsboro, New Jersey 08536 each may be considered beneficial owners of such 905,400 shares of Ambassador Common Stock. This beneficial ownership includes 872,900 shares beneficially owned by Merrill Lynch Global Allocation Fund, Inc., 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

(6) The number of shares of Ambassador Common Stock and the number of OP Units beneficially owned include the 526,100 OP Units beneficially owned by Prime. The number of shares of Ambassador Common Stock beneficially owned also includes 92,656 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days of March 17, 1998 and includes 4,844 other options that will become exercisable immediately prior to the Effective Time. Includes 402,982 OP Units subject to a pledge.

(7) The number of shares of Ambassador Common Stock and the number of OP Units beneficially owned include OP Units owned by Prime Group (310,105 OP Units) and PGIV (215,995 OP Units). Does not include 50,000 shares of Ambassador Common Stock, 29,505 OP Units and 97,500 shares of Ambassador Common Stock issuable upon exercise of options owned by Michael W. Reschke, who owns a 43.1% general partnership interest in Prime. Includes 402,982 OP Units subject to pledges.

(8) In addition to Brinson Partners, Inc., Brinson Holdings, Inc., 209 South LaSalle St., Chicago, Illinois 60604; SBC Holding (USA), Inc., 222 Broadway, New York, New York 10038, and Swiss Bank Corporation, Aeschenplatz 6 CH-4002, Basel, Switzerland are each beneficial owners of these 567,700 shares of Ambassador Common Stock.

                           AIMCO RECENT DEVELOPMENTS

RECENT ACQUISITIONS

     AIMCO has during the past three years increased substantially the number of properties owned or managed by it from 33,271 units in 185 properties at December 31, 1994, to 193,057 units in 1,036 properties at December 31, 1997. AIMCO completed the following acquisitions (among others) during the year ended December 31, 1997:

     On May 5, 1997, pursuant to a Stock Purchase Agreement dated as of April 16, 1997, the Company acquired 2,866,073 shares of common stock ("NHP Common Stock") of NHP Incorporated ("NHP") from Demeter Holdings ("Demeter"), Capricorn Investors, L.P. ("Capricorn") and certain of Capricorn's limited partners (collectively, the "NHP Sellers") in exchange for 2,142,857 shares of the Company's Class A Common Stock with a recorded value of $57.3 million.

     Subsequent to the purchase, AIMCO contributed the NHP Common Stock to the AIMCO Operating Partnership in exchange for additional AIMCO OP Units. The AIMCO Operating Partnership then contributed the NHP Common Stock to AIMCO's unconsolidated subsidiary, AIMCO/NHP Holdings, Inc. ("ANHI") in exchange for all of the shares of ANHI's non-voting preferred stock, representing a 95% economic interest in ANHI. Concurrently, ANHI obtained a loan in the amount of $72.6 million (the "ANHI Credit Facility") and used the proceeds from the loan to purchase an additional 3,630,000 shares of NHP common stock from the NHP Sellers. Upon the completion of this transaction, ANHI owned 6,496,073 shares of NHP Common Stock, representing 51.3% of NHP's outstanding common stock as of May 31, 1997.

     In separate transactions, occurring in August and September 1997, ANHI sold to AIMCO 5,717,000 shares of NHP Common Stock for an aggregate purchase price of $114.4 million. ANHI used $74.3 million of the proceeds from the sale to repay the principal and accrued interest outstanding under the ANHI Credit Facility and distributed $40.0 million to the AIMCO Operating Partnership and other shareholders. In addition, AIMCO acquired an additional 434,049 shares of NHP Common Stock from the NHP Sellers, bringing the total number of shares of NHP Common Stock owned by the Company to 6,930,122.

     On December 8, 1997, AIMCO/NHP Acquisition Corp., a wholly-owned subsidiary of AIMCO merged with and into NHP, with NHP being the surviving corporation and becoming a wholly owned subsidiary of ANHI. As a result of the merger, each outstanding share of NHP Common Stock, other than those shares owned by ANHI, was converted into the right to receive either (i) 0.74766 shares of AIMCO Common Stock

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

or (ii) at the election of the holder, 0.37383 shares of AIMCO Class A Common Stock and $10.00 in cash. The conversion of the NHP Common Stock resulted in the issuance of an additional 4,554,827 shares of AIMCO Common Stock and cash payments of $8.1 million, including $7.8 million paid to ANHI.

     Immediately following the NHP Merger, AIMCO engaged in a restructuring (the "NHP Reorganization") of the assets and operations of NHP that resulted in the Master Property Management Agreement being terminated and NHP's operations being conducted through ANHI and/or other unconsolidated subsidiaries of AIMCO (together with ANHI, the "Unconsolidated Subsidiaries"). The Unconsolidated Subsidiaries have an ownership structure similar to ANHI, in which the Company holds a 95% economic interest through ownership of shares of non-voting preferred stock, and certain directors and officers of AIMCO hold a 5% economic interest through direct or indirect preferred stock and certain directors and officers of AIMCO hold a 5% economic interest through direct or indirect ownership of all of the outstanding shares of ANHI common stock. In connection with the NHP Reorganization, AIMCO contributed all of the NHP Common Stock to ANHI in exchange for 291,240 shares of AIMCO Common Stock and $4.5 million in cash.

     NHP provides a broad array of real estate services nationwide, including property management and asset management, as well as a group of related services, including equity investments, purchasing, risk management and home health care. As of September 30, 1997, NHP's management portfolio included 732 properties containing 79, 208 conventional units and 55,102 affordable units located in 38 states, the District of Columbia and Puerto Rico.

     Foxchase. In December 1997, AIMCO acquired the Foxchase Apartments, a 2,113-unit apartment community with 200 buildings located in over 80 landscaped acres in Alexandria, Virginia for approximately $107.7 million, including assumption of outstanding indebtedness. AIMCO purchased Foxchase from a limited partnership for which the Company serves as a general partner and majority limited partner.

     Fisherman's Landing. In December 1997, AIMCO acquired Fisherman's Landing, a 256-unit apartment complex in Tampa, Florida for approximately $8.5 million including assumption of outstanding indebtedness.

     Winthrop. In October 1997, AIMCO acquired a portfolio of 35 garden-style apartment communities (collectively, the "Winthrop Portfolio") from 27 limited partnerships affiliated with Winthrop Financial Associates. The 35 properties are located in seven states, have an average age of 17 years and contain a total of 8,175 apartment units. Fifteen of the apartment communities are located in Arizona, with 2,602 units in Phoenix and 816 units in Tucson; eleven apartment communities with 2,075 units are located throughout Texas; two apartment communities with 1,223 units are located in Florida; two apartment communities with 494 units are located in Michigan; three apartment communities with 536 units are located in Georgia; one apartment community with 293 units is located in Illinois; and one apartment community with 136 units is located in North Carolina.

     The aggregate purchase price for the Winthrop Portfolio, including estimated transaction costs, was approximately $263.0 million. AIMCO paid aggregate consideration of $115.6 million in cash to the partnerships affiliated with Winthrop Financial Associates, assumed $8.3 million in mortgage indebtedness and incurred $139.1 million of new indebtedness secured by the properties, to complete the purchase. AIMCO has also budgeted an additional $16.0 million in initial capital expenditures.

     Windward at the Villages. In October 1997, AIMCO purchased Windward at the Villages Apartments("Windward"), a 196-unit apartment community built in 1988, located in West Palm Beach, Florida, for approximately $10.8 million. Windward is adjacent to the Bear Lakes Country Club and Golf Course in the Villages of Palm Beach Lakes, a master planned golf course community.

     Morton Towers. In September 1997, AIMCO, through two subsidiary limited partnerships in which AIMCO is the sole general partner and has an aggregate interest of approximately 77%, acquired the Morton Towers apartments, a 1,277-unit, twin tower high rise apartment complex built in 1960, located in Miami Beach, Florida, for $63 million, including approximately 1.4 million OP Units valued at $42 million. AIMCO expects to undertake a major renovation of the complex at an estimated total cost of $35 million.

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

     Los Arboles. In September 1997, AIMCO acquired Los Arboles Apartments, a 232-unit apartment community built in 1985, located in Chandler, Arizona, for approximately $11.3 million. Los Arboles is adjacent to Vista del Lagos, a 200-unit apartment community in which AIMCO has an equity interest.

     Sawgrass. In July 1997, AIMCO purchased Sawgrass Apartments, a 208-unit apartment community built in 1989, located in Orlando, Florida, for approximately $9.6 million. Sawgrass was formerly a Managed Property.

     Tustin East Village/The Californian. In June 1997, AIMCO acquired Tustin East Village and The Californian, two garden-style apartment communities consisting of 292 units built in 1970, and Red Hill Plaza, an adjacent shopping plaza built in 1970, located in Tustin, California, for $21.4 million including approximately 0.5 million OP Units valued at $13.9 million. These properties are contiguous to Brookside Apartments, another Owned Property, consisting of 336 units, purchased in April 1996 from the same seller and are operated with Brookside as one property.

     The Vinings. In June 1997, AIMCO acquired The Vinings at the Waterways, a 180-unit luxury garden-style apartment community built in 1991, located in Aventura, Florida, for approximately $16.4 million. The Vinings is located by a yacht basin and marina directly accessing the Intracoastal Waterway and is also adjacent to a commercial center.

     Stonebrook. In May 1997, AIMCO acquired the Stonebrook Apartments, a 244-unit apartment community in Orlando, Florida, for approximately $11 million. Stonebrook is less than a mile from the location of a proposed interchange on a beltway around Orlando and is near a regional airport being expanded for commercial aviation.

     Bay Club. In April 1997, AIMCO acquired The Bay Club at Aventura, a 702-unit luxury high rise apartment complex, consisting of two towers built in 1990, in Aventura, Florida, for approximately $71 million. The property includes approximately 3.5 acres of land with permits to construct a third tower consisting of 225 units. Aventura is a coastal city located near North Miami Beach.

     Properties Subject to Letter of Intent or Contract. In the ordinary course of AIMCO's business, AIMCO is engaged in discussions and negotiations with property owners regarding the purchase of apartment properties or interests in apartment properties. AIMCO frequently enters into letters of intent, which may be binding or nonbinding, and contracts with respect to the purchase of real property which are subject to certain conditions which permit AIMCO to terminate the contract in its sole and absolute discretion if it is not satisfied with the results of its due diligence investigation of the properties under contract. AIMCO's management believes that such contracts essentially result in the creation of an option on the property subject to the contract and give AIMCO greater flexibility in seeking to acquire properties. As of March 18, 1998, AIMCO had under letter of intent or contract an aggregate of 21 multi-family apartment properties with a maximum aggregate purchase price of $224 million, including estimated capital improvements, which, in some cases, may be paid in the form of assumption of existing debt. All such contracts are subject to termination by AIMCO as described above. Due diligence with respect to these properties is generally not completed and there is no assurance that any transaction will occur or that they will occur on the terms currently contemplated.

RECENT CONTRACTS

     On January 31, 1998 AIMCO entered into a Contribution Agreement (the "Contribution Agreement") with CK Services, Inc. ("CK") and the stockholders of CK to cause certain assets of AIMCO to be contributed to CK and to distribute all outstanding stock of CK to the stockholders of AIMCO. CK is a corporation wholly-owned by Terry Considine, AIMCO's Chairman and Chief Executive Officer, and by Peter Kompaniez, AIMCO's President and Vice Chairman.

     It is AIMCO's intent to use CK as a vehicle for holding property and performing services that AIMCO is limited or prohibited from holding or providing due to AIMCO's election to be taxed as a REIT. AIMCO is finalizing which assets will be contributed to CK. Any transfer of assets or services to CK will be at market

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

rates and approved by the independent members of the Board of Directors of AIMCO, and if market rates are difficult to ascertain, the pricing will favor AIMCO.

     Pursuant to the Contribution Agreement, AIMCO will contribute certain assets to CK and, in return, the stock of CK will be contributed to AIMCO or a subsidiary of AIMCO. Following the contribution of CK stock, AIMCO will agree to contribute additional assets to CK with the intent of creating a stand-alone entity meeting the requirements for listing on the NYSE or NASDAQ National Market, and if AIMCO is successful in listing the CK stock on the NYSE or NASDAQ National Market, the stock of CK will be distributed to the stockholders of AIMCO. If AIMCO is unable to list the CK stock on the NYSE or NASDAQ National Market, CK will remain a direct or indirect subsidiary of AIMCO and AIMCO will pay to the former stockholders of CK an amount necessary to compensate the former CK stockholders for the value of such stock on January 31, 1998. Consummation of the transaction is subject to the approval of AIMCO's independent members of the AIMCO Board.

RECENT FINANCINGS

     In July 1997, AIMCO sold 1,100,000 newly issued shares of AIMCO Class A Common Stock at a price of $30 per share, the closing price of the stock on the date of purchase, to certain members of senior management of AIMCO. In payment for the stock, such members of senior management executed notes payable to AIMCO totaling $33.0 million (of which $15.8 million has been repaid as of February 28, 1998), bearing interest at 7.25% per annum, payable quarterly, and due in ten years. The stock purchase notes are secured by the stock purchased and are recourse as to 25% of the principal owed.

     In August 1997, AIMCO sold 750,000 shares of newly issued Class B Preferred Stock for gross proceeds of $75 million in cash to an institutional investor in a private transaction. Holders of the AIMCO Class B Preferred Stock are entitled to receive, when, as and if declared by the AIMCO Board, quarterly cash dividends per share equal to the greater of (i) $1.78125 and (ii) the cash dividends declared on the number of shares of AIMCO Common Stock into which one share of AIMCO Class B Preferred Stock is convertible. On or after August 4, 1998, each share of AIMCO Class B Preferred Stock is convertible at the option of the holder into 3.28407 shares of AIMCO Common Stock, subject to certain anti-dilution adjustments. The AIMCO Class B Preferred Stock is senior to the AIMCO Common Stock as to dividends and liquidation. See "Description of AIMCO's Capital Stock -- AIMCO Class B Common Stock." The proceeds from the sale of the AIMCO Class B Preferred Stock were used to repay borrowings outstanding under the Credit Facility and to provide working capital.

     In August and September, 1997, AIMCO issued an aggregate of 5,052,418 shares of AIMCO Class A Common Stock to institutional investors for aggregate net proceeds of $156.9 million. AIMCO used $114.4 million of such proceeds to purchase 5,717,000 shares of NHP Common Stock from ANHI, used $7.0 million to purchase 351,795 additional shares of NHP Common Stock from Demeter Holdings Corporation and contributed the remaining $35.5 million to the AIMCO Operating Partnership. ANHI used $74.3 million of proceeds from its sale of NHP Common Stock to AIMCO to repay in full outstanding borrowings under the ANHI Credit Facility, including accrued interest, and terminated the ANHI Credit Facility. Borrowings under the ANHI Credit Facility were incurred to purchase NHP Common Stock in the NHP Stock Purchase. ANHI also distributed $40.0 million of proceeds from the sale of shares of NHP Common Stock to the AIMCO Operating Partnership, which holds a 95% interest in ANHI, and Messrs. Considine and Kompaniez, who hold in the aggregate a 5% interest in ANHI. Messrs. Considine and Kompaniez received a distribution of $2.0 million in connection with such sale and used such proceeds to repay in part outstanding promissory notes payable by them to ANHI in an aggregate principal amount of $3.2 million. The loans were incurred by them to acquire their interest in ANHI.

     In October 1997, AIMCO sold 7,000,000 shares of AIMCO Class A Common Stock in an underwritten public offering for net proceeds of $242.5 million. AIMCO used approximately $23 million in such net proceeds to repay an intercompany loan from the Operating Partnership, and contributed all of the remaining approximately $218.5 million of such net proceeds to the AIMCO Operating Partnership, which will use such proceeds for the repayment of outstanding indebtedness and for general business purposes.

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

     In December 1997, AIMCO issued 2,400,000 shares of AIMCO 9% Class C Preferred Stock in an underwritten public offering for net proceeds of approximately $58.1 million. AIMCO contributed the net proceeds to the AIMCO Operating Partnership in exchange for a preferred interest in the AIMCO Operating Partnership. The AIMCO Operating Partnership used approximately $35.0 million of such amount to repay outstanding indebtedness, and the remaining $23.1 million to fund general business activities.

     In February 1998, AIMCO issued 4,200,000 shares of AIMCO Class D Preferred Stock in an underwritten public offering for net proceeds of approximately $101.7 million. AIMCO contributed the net proceeds to the AIMCO Operating Partnership in exchange for a preferred interest in the AIMCO Operating Partnership. The AIMCO Operating Partnership used approximately $69.2 million of such amount to repay outstanding indebtedness, and the remaining $32.5 million to fund general business activities.

INSIGNIA MERGER AND RELATED TRANSACTIONS

     Insignia Merger

     On March 17, 1998, AIMCO, the AIMCO Operating Partnership and Insignia and its subsidiary, Insignia/ESG, Inc., entered into the Insignia Merger Agreement. Pursuant to the Insignia Merger Agreement, if stockholders holding a majority of the common stock of Insignia vote in favor of the Insignia Merger Agreement, Insignia will be merged with and into AIMCO, with AIMCO as the surviving corporation. If the Insignia Merger is consummated, AIMCO expects to assume property management of approximately 192,000 multifamily units, consisting of 115,000 units owned by partnerships which will be controlled by AIMCO and 77,000 units owned by third parties, and AIMCO will acquire Insignia's approximately 75% ownership interest in Insignia's real estate investment trust subsidiary, IPT, which owns a 32% weighted average general and limited partnership interest in approximately 51,000 units.

     Assuming the stockholders of AIMCO and Insignia approve the Insignia Merger, Insignia Common Stock will be converted into the right to receive an aggregate of approximately $303 million in Series E Preferred Stock. In addition to receiving the same dividends as holders of AIMCO Common Stock, holders of Series E Preferred Stock are entitled to a preferred cash dividend of $50 million in the aggregate, and when such dividend is paid, the Series E Preferred Stock will automatically convert into AIMCO Common Stock on a one-for-one basis, subject to antidilution adjustments, if any. In addition, AIMCO will assume approximately $307 million in outstanding indebtedness and other liabilities and will assume approximately $150 million aggregate liquidation amount under the TOPRs, for a total transaction value of approximately $810 million. Also, the Insignia Merger Agreement provides that AIMCO is required to propose to acquire (by merger) the outstanding shares of beneficial interest in IPT not held by Insignia at a price of at least $13.25 per IPT share and use its reasonable best efforts to consummate the transaction after the closing of the Insignia Merger, but not earlier than August 15, 1998. The 25% of IPT not owned by Insignia is valued at an aggregate of approximately $100 million, or approximately $13.25 per IPT share.

     If the stockholders of AIMCO do not approve the Insignia Merger, but the stockholders of Insignia do approve it, the Insignia Merger may nonetheless be consummated. However, instead of receiving $303 million in Series E Preferred Stock, holders of Insignia Common Stock would receive $203 million in Series E Preferred Stock and $100 million aggregate liquidation value of Series F Preferred Stock. In either case, holders of Series E Preferred Stock would be entitled to a preferred cash dividend of $50 million. Holders of Series F Preferred Stock are entitled to receive the greater of (i) the dividends received by holders of AIMCO Common Stock and (ii) preferred cash dividends of 10% of the liquidation value of the Series F Preferred Stock, with the preferred return rate escalating by 1% each year until a 15% annual return is achieved. Upon the approval by stockholders of AIMCO, the Series F Preferred Stock will convert into AIMCO Common Stock on a one-to-one basis, subject to antidilution adjustments, if any.

     The Series E Preferred Stock and Series F Preferred Stock will be valued at the "AIMCO/Insignia Merger Index Price" which is defined in the Insignia Merger Agreement as the aggregate of the daily average (computed based on the sum of the high and low sales prices of AIMCO Common Stock (as reported on the NYSE Composite Transactions reporting system) as published in The Wall Street Journal or, if not published therein, in another authoritative source, divided by two) on each of the twenty consecutive NYSE trading days ending the fifth NYSE trading day immediately preceding the consummation of the Insignia Merger,
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

divided by 20; provided, however, that if the AIMCO/Insignia Merger Index Price is greater than $38.00, then the AIMCO/Insignia Merger Index Price shall be deemed to be $38.00. In addition, if the AIMCO/Insignia Merger Index Price is less than $36.50, then AIMCO may elect to pay part of the merger consideration in cash by giving notice to Insignia that it has elected to do so, which notice shall set forth the aggregate amount AIMCO has elected to pay in cash; provided, however, that such aggregate amount may not exceed the lesser of (i) $15,000,000 and (ii) the product of (x) $36.50 less the AIMCO/Insignia Merger Index Price, multiplied by (y) the number of shares of Insignia Common Stock (including the shares of Insignia Common Stock into which outstanding convertible securities are exercisable, other than the TOPRs) outstanding as of the consummation of the Insignia Merger.

     Related Transactions

     The Spin Off. At least ten days prior to consummation of the Insignia Merger, Insignia will effect a spin off to its stockholders of the stock of SpinCo (the "Spin Off"), which will own, directly or indirectly, all of the assets related to Insignia's U.S. and international commercial real estate business, its New York-based cooperative and condominium management company, its single-family home brokerage operations and other related holdings. Insignia intends for the Spin Off to qualify as a tax-free distribution under Section 355 and Section 368(a)(1)(D) of the Code.

     Insignia Indemnification Agreement. In connection with the Insignia Merger Agreement, SpinCo and AIMCO entered into the Insignia Indemnification Agreement. The Insignia Indemnification Agreement provides generally that following consummation of the Insignia Merger, SpinCo will indemnify and hold harmless AIMCO from and against all losses in excess of $9.122 million resulting from (i) breaches of representations, warranties or covenants of Insignia or SpinCo in the Insignia Merger Agreement, (ii) actions taken by or on behalf of Insignia prior to consummation of the Insignia Merger and (iii) the Spin Off; SpinCo will also indemnify and hold harmless AIMCO from and against all losses (without regard to any dollar value limitation) resulting from (x) amounts paid or payable to employees of Insignia, other than those employees AIMCO has agreed to retain following the consummation of the Insignia Merger, (y) obligations to third parties for goods, services, taxes or indebtedness incurred prior to the consummation of the Insignia Merger, other than as agreed to by AIMCO and (z) Insignia's ownership of its commercial real estate brokerage services and related businesses and its ownership of SpinCo.

     The Insignia Indemnification Agreement also provides generally that following consummation of the Insignia Merger, AIMCO will indemnify and hold harmless SpinCo from all losses that arise out of the operation of the Insignia business following consummation of the Insignia Merger and for all losses in excess of $9.122 million arising from breach of any representation, warranty or covenant of AIMCO in the Insignia Merger Agreement.

     MAE Asset Sale Agreement. Also in connection with the Insignia Merger Agreement, AIMCO entered into an Asset Purchase Agreement (the "MAE Asset Sale Agreement") with Metropolitan Asset Enhancement, L.P. and CRPTEX II, Inc. (the "Sellers"), which are entities controlled by Andrew L. Farkas, Insignia's Chairman, President and Chief Executive Officer. The MAE Asset Sale Agreement provides that the AIMCO Operating Partnership will purchase all the outstanding general partner and limited partner interests in MAE-SPI, L.P. from the Sellers for $1.0 million in cash to be delivered at the closing which will be contemporaneous with the closing of the Insignia Merger. Consummation of the Spin Off and Insignia Merger are conditions to the closing of the sale.

     Call Option, Put Option and Purchase Price Adjustment Agreements. In connection with the Insignia Merger Agreement, AIMCO entered into Call Option, Put Option and Purchase Price Adjustment Agreements (the "Call Agreements") with
(i) Andrew L. Farkas, Insignia's Chairman, President and Chief Executive Officer, and an estate planning trust established by Mr. Farkas, (ii) Frank M. Garrison, Insignia's Executive Managing Director and President of its Financial Services Division, (iii) James A. Aston, Insignia's Chief Financial Officer, and
(iv) Ronald Uretta, Insignia's Chief Operating Officer and Treasurer (collectively, the "Insignia Executives"). The Call Agreements provide that if the Insignia Merger Agreement is terminated for any reason (other than due to AIMCO's breach of representations, warranties or covenants,

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failure to satisfy conditions or failure to obtain approval under the
Hart-Scott-Rodino Act or a permanent injunction or order is issued by a federal or state court preventing the Insignia Merger) AIMCO has the right to purchase some or all of the Insignia Common Stock held by the Insignia Executives. If the Spin Off has not occurred or a superior offer to purchase Insignia has been made (unless the offer relates to SpinCo) which allows Insignia to terminate the Insignia Merger Agreement, AIMCO will have the right to purchase 45% of the Insignia Common Stock at a purchase price of $25 per share; and if the Spin Off has occurred or a superior offer has been made, AIMCO will have the right to purchase 100% of the Insignia Common Stock held by the Insignia Executives at a purchase price of $11 per share (if the Spin Off has occurred) or $25 per share. In each case the purchase price will be increased to reflect an increase in merger consideration offered by AIMCO in response to a third party proposal to acquire Insignia. If the Insignia Merger Agreement is terminated by Insignia due to AIMCO's breach of representations, warranties and covenants and failures to satisfy conditions and AIMCO did not have the right to terminate the Insignia Merger Agreement due to Insignia's breaches, each Insignia Executive has the right to cause AIMCO to purchase his Insignia Common Stock and IPT shares at the per share prices set forth above.

     Voting Agreements. Each of the Insignia Executives entered into a Voting Agreement and an Irrevocable Proxy in connection with the Call Agreements (the "Voting Agreements"). The Voting Agreements provide that each Insignia Executive will vote his shares of Insignia Common Stock in favor of the Insignia Merger and against any competing transaction and, to the extent the Insignia Executives fail to do so, grant AIMCO the right to vote such shares.

     Conditions to the Insignia Merger

     The respective obligations of AIMCO and Insignia to effect the Insignia Merger are subject to the satisfaction or waiver of a number of conditions, including (i) the receipt of all authorizations, consents and approvals necessary from the Department of Justice or the Federal Trade Commission relating to filings under the Hart Scott Rodino Antitrust Improvements Act necessary for consummation of the Insignia Merger, (ii) the absence of any injunction or other court order that would prohibit the consummation of the Insignia Merger, (iii) the effectiveness of the AIMCO registration statement relating to the registration of the Series E Preferred Stock and Series F Preferred Stock to be issued in connection with the Insignia Merger, (iv) the approval of the Insignia Merger Agreement by the Insignia stockholders, (v) the receipt of opinions of tax counsel to the effect that the Insignia Merger should constitute a reorganization within the meaning of Section 368(a) of the Code, and (vi) the continued accuracy, subject to certain materiality standards, of the representations and warranties made by the other party in the Insignia Merger Agreement. The obligation of AIMCO to consummate the Insignia Merger is further conditioned upon, among other things, the Spin Off having occurred at least ten business days prior to the effectiveness of the Insignia Merger. The obligation of Insignia to consummate the Insignia Merger is further conditioned upon, among other things, the approval for listing on the NYSE of the shares of Series E Preferred Stock and (under certain circumstances) Series F Preferred Stock to be issued pursuant to the Insignia Merger and the release of SpinCo from the obligation to guarantee certain outstanding indebtedness of Insignia. AIMCO does not anticipate waiving any of the conditions to the Insignia Merger specified in the Insignia Merger Agreement.

     Accounting Treatment

     The Insignia Merger will be accounted for by AIMCO and its subsidiaries under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Purchase accounting for a merger is the same as the accounting treatment used for the acquisition of any group of assets. The fair market value of the consideration given by AIMCO in the Insignia Merger will be used as the valuation basis of the combination. The assets acquired and liabilities assumed of Insignia will be recorded at their relative fair values as of the effectiveness of the Insignia Merger. The financial statements of AIMCO will reflect the combined operations of AIMCO and Insignia from the date of the Insignia Merger.

     Terms of the Insignia Merger Agreement

     The following is a brief summary of certain provisions of the Insignia Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Insignia Merger Agreement.

Capitalized terms used herein and not otherwise defined have the same meaning as in the Insignia Merger Agreement.

     Effective Time of the Insignia Merger. The Insignia Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the effective time, Insignia will be merged with and into AIMCO in accordance with the laws of the States of Maryland and Delaware. AIMCO will be the surviving corporation in the Insignia Merger and will continue its corporate existence under the laws of the State of Maryland.

     The Insignia Merger Agreement provides that at the effective time (i) the AIMCO Charter, as in effect immediately prior to the effective time, will be the articles of incorporation of the surviving corporation until thereafter amended as provided by law and the AIMCO Charter; (ii) the by-laws of AIMCO, as in effect immediately prior to the effective time, will be the by-laws of the surviving corporation until thereafter amended as provided by law, the AIMCO Charter and such by-laws; and (iii) the directors and officers of AIMCO immediately prior to the effective time will be the directors and officers, respectively, of the surviving corporation until their respective successors are duly elected and qualified. Subject to the foregoing, the additional effects of the Insignia Merger will be as provided in the applicable provisions of the MGCL.


     The Insignia Merger Agreement further provides that on the closing date, a certificate of merger shall be executed by AIMCO and Insignia and filed with the Secretary of State of the State of Delaware pursuant to the Delaware General Corporations Law, articles of merger shall be executed by AIMCO and Insignia and filed with the Maryland Department of Assessment and Taxation pursuant to the MGCL, and that the effective time will occur upon the certification by the Maryland Department of Assessment and Taxation and the Secretary of State of the State of Delaware that the articles of merger and certificate of merger, respectively, relating to the Insignia Merger have been duly filed.


     Pursuant to the Insignia Merger Agreement, the closing of the Insignia Merger will take place on the fifth NYSE trading day immediately following the date on which the last of the conditions set forth in the Insignia Merger Agreement is first fulfilled or has been waived, provided that all such conditions continue to be so satisfied or waived on such fifth trading day, and if not so satisfied or waived, the closing shall be automatically extended from time to time until the first subsequent trading day on which all such conditions are again so satisfied or waived, subject, however, to the provisions relating to termination of the Insignia Merger Agreement described below, or at such other time, date and place as AIMCO and Insignia shall mutually agree.


     Manner and Basis of Converting Shares. If approved by the stockholders of AIMCO and Insignia, as of the effective time, by virtue of the Insignia Merger and without any action on the part of any holder of any capital stock of Insignia, each issued and outstanding share of Insignia Common Stock, other than shares of Insignia Common Stock owned by AIMCO or Insignia directly or through wholly-owned subsidiaries, will be converted into and become that number of fully paid and nonassessable shares of Series E Preferred Stock equal to the Series E Conversion Ratio and the Insignia Cash Amount, if any. The term "Series E Conversion Ratio" means the quotient (rounded to the nearest 1/1000) determined by dividing (x) the sum of $303 million (less the Insignia Cash Amount, if any) plus the aggregate exercise price of outstanding options, warrants and convertible securities (other than the TOPRs) that would be paid if such securities were exercised, converted or exchanged on the date immediately following closing by (y) by the product of (a) the number of outstanding shares of Insignia Common Stock at the effective time (including shares of Insignia Common Stock into which outstanding securities are exercisable, convertible or exchangeable, whether or not vested, other than the TOPRs) multiplied by (b) the AIMCO/Insignia Merger Index Price; provided, however, if the AIMCO/Insignia Merger Index Price is greater than $38.00, the AIMCO/Insignia Merger Index Price will be deemed to be $38.00, provided, further, if the AIMCO Index Price is less than $36.50, then AIMCO may elect to pay part of the merger consideration in cash (the "Insignia Cash Amount"), but such amount may not exceed the lesser of
(i) $15,000,000 and (ii) the product of (x) $36.50 less the AIMCO/Insignia Merger Index Price multiplied by (y) the outstanding number of shares of Insignia Common Stock at the effective time (including shares of Insignia Common Stock into which outstanding securities are exercisable, convertible or exchangeable, whether or not vested, other than the TOPRs). If the Stockholders of AIMCO do not approve the Insignia Merger, then each issued and outstanding share of

Insignia Common Stock, other than shares of Insignia Common Stock owned by AIMCO or Insignia directly or through wholly-owned subsidiaries, will be converted into and become (A) that number of fully paid and non-assessable shares of Series E Preferred Stock equal to the product of the Series E Conversion Ratio times 203/303 and (B) that number of fully paid and non-assessable shares of Series F Preferred Stock equal to the product of the Series E Conversion Ratio times 100/303. The term "AIMCO/Insignia Merger Index Price" means the aggregate of the daily average of the high and low sales prices of AIMCO Common Stock (as reported on the NYSE Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) on each of the twenty consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the effective time of the Insignia Merger, divided by 20. All such shares of Insignia Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate formerly representing any such shares shall cease to have any rights with respect to such shares, except the right to receive shares of Series E Preferred Stock, Series F Preferred Stock and cash, if any, described above, and cash in lieu of fractional shares and dividends and other distributions as described below.


     The Insignia Merger Agreement provides that as soon as practicable after the effective time of the Insignia Merger, AIMCO will deposit, in trust for the benefit of holders of certificates for Insignia Common Stock, with an exchange agent, certificates representing shares of Series E Preferred Stock and (if applicable) Series F Preferred Stock required to effect the issuance referred to above, together with the Insignia Cash Amount, if any, and the cash payable in respect of fractional shares as described below (collectively, the "Exchange Fund"). The Exchange Fund shall not be used for any other purpose.


     As soon as practicable after the effective time, AIMCO will cause the exchange agent to mail to each holder of record of a certificate or certificates which immediately prior to the effective time represented outstanding shares of Insignia Common Stock that were canceled and became instead the right to receive shares of Series E Preferred Stock and Series F Preferred Stock (if applicable), the Insignia Cash Amount, if any, and cash payable in lieu of fractional shares pursuant to the foregoing: (i) a Letter of Transmittal in customary and reasonable form (which will specify that delivery shall be effected, and risk of loss and title to the certificates shall pass, only upon actual delivery of the certificates to the exchange agent) and (ii) instructions for use in effecting the surrender of the certificates in exchange for certificates representing shares of Series E Preferred Stock and Series F Preferred Stock (if applicable), the Insignia Cash Amount, if any, and cash payable in lieu of fractional shares. Upon surrender of a certificate to the exchange agent for cancellation (or to such other agent or agents as may be appointed by AIMCO), together with a duly executed Letter of Transmittal and such other documents as the Exchange Agent shall require, the holder of such certificate shall be entitled to receive, with respect to the shares of Insignia Common Stock formerly represented thereby, (A) a certificate or certificates representing that number of whole shares of Series E Preferred Stock and Series F Preferred Stock (if applicable) which such holder has the right to receive pursuant to the foregoing, (B) the Insignia Cash Amount, if any, which such holder has the right to receive as described above, and (C) cash in lieu of fractional shares which such holder is entitled to receive as described below. In the event of a transfer of ownership of canceled shares which is not registered in the transfer records of Insignia, certificates representing the proper number of shares of Series E Preferred Stock and Series F Preferred Stock (if applicable) may be issued to a transferee if the certificate representing such canceled shares is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the exchange agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by the Insignia Merger Agreement, each certificate shall be deemed at any time after the effective time to represent only the right to receive upon such surrender the certificate representing shares of Series E Preferred Stock and Series F Preferred Stock (if applicable), the Insignia Cash Amount in respect thereof, and dividends and other distributions and cash in lieu of any fractional shares of Series E Preferred Stock and Series F Preferred Stock (if applicable).



     No certificates or scrip representing fractional shares of Series E Preferred Stock and Series F Preferred Stock (if applicable) will be issued upon the surrender for exchange of certificates and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of Series E Preferred Stock and Series F Preferred Stock (if applicable). A holder of Insignia Common Stock who would otherwise have been entitled to a fractional share of Series E Preferred Stock and Series F Preferred Stock (if applicable) will be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the product of such fraction multiplied by the AIMCO/Insignia Merger Index Price (determined without regard to the $38.00 cap thereon), without any interest thereon.


                      DESCRIPTION OF BUSINESS OF INSIGNIA



     The following information has been obtained from the Form 10-K of Insignia for the year ended December 31, 1997, as filed with the SEC. Capitalized terms used in this appendix have the meanings set forth in this section and are not applicable to the remainder of this Proxy Statement/Prospectus.



BUSINESS



     General. Insignia Financial Group, Inc. (the "Company" or "Insignia") is a Delaware corporation incorporated in July 1990. The Company is a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets. As the largest manager of multifamily residential properties in the United States and one of the largest managers of commercial properties, Insignia performs property management, asset management, investor services, partnership accounting, real estate investment banking, and real estate brokerage services for various types of property owners, including approximately 900 limited partnerships having approximately 350,000 limited partners. Insignia commenced operations in December 1990 and since then has grown to provide property and/or asset management services for over 2,700 properties, which include approximately 280,000 residential units (including cooperative and condominium units) and approximately 160 million square feet of commercial space, located in over 500 cities in 48 states, Italy and the United Kingdom.



     Insignia's principal business strategy is to expand its real estate services business in four primary ways. First, the Company seeks to acquire, or to have an affiliate acquire, controlling positions in entities that own or control real estate properties, and then, subject to their fiduciary duties to such entities, engage Insignia to provide management services. Second, Insignia seeks to enter into special contractual relationships with non-affiliated third parties that own or control portfolios of real estate properties pursuant to which Insignia will provide management services to some or all of the properties within their portfolios. Third, the Company seeks to expand its management of properties which are owned by non-affiliated third parties, such as large insurance companies, banks, government or quasi-government agencies, and other institutional investors and lenders. Fourth, Insignia seeks to make opportunistic real estate investments in controlled entities, primarily through Insignia Properties Trust ("IPT"), a majority owned real estate investment trust ("REIT") subsidiary of the Company, or through institutional co-investments for both real estate cash flows and profits and additional service revenues.



     Real Estate Interests. Insignia's real estate interests consist primarily of limited partner interests in controlled partnerships which own real estate properties ranging from residential apartment complexes to commercial office, retail, and industrial parks. Insignia began making such investments in December 1994 in connection with the ConCap acquisition, and has since acquired additional interests through tender offers, the National Properties Investors, Inc. ("NPI") acquisition in January 1996, negotiated block purchases, secondary market purchases and co-investment ventures with institutional partners. In addition, in October 1997, the Company acquired an interest in First Winthrop Corporation, together with a substantial investment in limited partner interests.



     Acquisitions. Insignia completed the acquisition of ten property management and brokerage companies during 1997. These acquisitions include the following:
Rostenberg Doern Company, Inc., HMB Property Services, Inc., Frain, Camins & Swartchild, Inc. ("FC&S"), The Related Companies of Florida, Radius Retail Advisors, Forum Properties, Inc., Realty One, Inc. and affiliated companies, 100% of the Class B stock of First Winthrop Corporation and a general partnership interest in Winthrop Financial Associates ("Winthrop"), Barnes, Morris, Pardoe & Foster, and expansion internationally through the purchase of 60% of the stock in Compagnia di Amministrazione e Gestioni Immobiliare S.p.A. ("CAGISA"). CAGISA is one of the leading property management companies in Italy with management of approximately 10,000 units of mostly residential housing, primarily in Rome and Milan.



     The aggregate purchase price paid for these businesses, including CAGISA, was approximately $136.7 million paid from cash on hand of $101.6 million ($95.8 million, net of acquired cash from acquisition entities of $5.8 million), $4.2 million of the Company's Class A Common Stock, notes payable of $528,000 (net of $8.0 million in notes receivable), and $30.4 million in acquisition liabilities and deferred taxes.



     On February 26, 1998, the Company completed the acquisition of 100% of the stock of Richard Ellis Group Limited ("Richard Ellis"). Richard Ellis is a real estate services firm located in the United Kingdom. The purchase price paid for Richard Ellis was approximately $81.5 million, including $24 million of the Company's Class A Common Stock and existing stock options, $14.7 million in contingencies based on future performance measures and the balance in cash.



     Angeles Mortgage Investment Trust Merger. On July 18, 1997, IPT entered into a definitive merger agreement to merge with Angeles Mortgage Investment Trust ("AMIT"). The definitive agreement provides that each AMIT Class A share will be exchanged for 1.625 IPT common shares. The exchange ratios will be appropriately adjusted based on the respective amounts of per-share dividends declared or paid by AMIT since January 1, 1997 and by IPT since January 31, 1997. The proposed transaction is contingent upon, among other conditions, AMIT's receipt of a fairness opinion and the approval of the proposed transaction by certain governmental authorities and by the shareholders of AMIT.



     Stock Repurchase. The Board of Directors of the Company approved the repurchase of outstanding Class A Common Stock of the Company in amounts up to $50 million. On July 18, 1997, the Company obtained the approval of its requisite lenders to amend its revolving credit facility to permit such repurchases. At December 31, 1997, 166,400 shares of the Company's Class A Common Stock, aggregating approximately $3.3 million, have been repurchased.



     Purchase of Limited Partner Interests. On June 17, 1997, the Company completed, for $15.5 million in cash, the purchase of limited partner interests in partnerships controlled by IPT. Certain of those interests, aggregating approximately $12.6 million, were contributed to IPT, effective June 30, 1997, for common stock of IPT. The remaining $2.9 million was contributed to IPT, effective December 31, 1997, for limited partnership units in Insignia Properties, L.P. ("IPLP"), the controlled operating partnership of IPT.



     Private Placement. During the second and third quarters of 1997, IPT sold $52 million of its common stock of IPT shares through a private placement offering. In the fourth quarter of 1997, IPT sold an additional $10 million of its common shares in an unrelated private placement transaction. All such amounts are reflected in minority interests on Insignia's consolidated balance sheet at December 31, 1997.



     Stock Repricing and Related Amendments. On April 18, 1997, Insignia approved the repricing of certain employee stock options issued during 1996. The 274,900 options involved were issued primarily to new employees joining the Company through acquisitions. The Company believes that this repricing is important to its employee retention and incentive programs. The repriced options have an exercise price of $17.50 per share over the five year vesting period, compared to a weighted average exercise price of $23.65 prior to repricing. On April 30, 1997, the Company's stockholders approved amendments to the Certificate of Incorporation, as previously amended, authorizing 50 million additional shares of the Company's Class A Common Stock and to the 1992 Stock Incentive Plan increasing the aggregate number of shares of Common Stock authorized for grant of awards from 4,666,666 to 5,250,000.



     Amended and Restated Credit Agreement. In the first quarter of 1997, the Company completed an amendment to its revolving credit facility, increasing the credit limit from $200 million to $275 million. The amended revolving credit facility involves a syndicate of 15 national and international financial institutions. At December 31, 1997, the Company had $144 million outstanding under the credit facility.



     Reorganization of Operations. In January 1997, Insignia reorganized its operations from six units to four units to achieve greater operating efficiencies and separate its real estate investment activities. Insignia's operating units now include Insignia Residential Group ("IRG"), Insignia/ESG, Inc. ("Insignia/ESG"), Insignia Financial Services ("IFS") and Insignia Properties Trust ("IPT"), through which the Company performs its various services. IRG and Insignia/ESG provide management, consulting, brokerage, investment and related services for residential and commercial properties, respectively. IFS provides financial services including real estate investment banking and co-investment.



     Formation of IPT. During 1996, the Company formed IPT for the purpose of acquiring and owning interests in multifamily residential and commercial properties, including limited and general partner interests in partnerships which hold such real estate properties. IPT has been organized in a manner that will allow it to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986. The Company and certain of its affiliates have transferred to IPT equity interests in entities comprising or controlling the general partners of certain public real estate limited partnerships in exchange for shares of beneficial interest of IPT.



     IPT is the sole general partner of Insignia Properties L.P. ("IPLP"), which functions as the operating partnership of IPT. The Company has transferred to IPLP certain of its limited partner interests in real estate limited partnerships (or equity interests in entities which own such interests) in exchange for units of limited partner interest in IPLP, which units are redeemable for cash (subject, however, to a first right of IPT to acquire any such units for which redemption is sought in exchange for common shares of IPT). As a result of these transactions, the Company held a 76% fully-diluted ownership interest in the combined IPT entity at December 31, 1997.



     Trust Based Convertible Preferred Securities. In November 1996, Insignia Financing I, a Delaware trust and a consolidated subsidiary of the Company (the "Trust"), issued and sold 2,990,000 shares of Trust Based Convertible Preferred Securities (the "Securities") with an aggregate liquidation amount of $149.5 million, sold pursuant to exemptions under the Securities Act of 1933, as amended, and the rules thereunder. All of the outstanding common securities of the Trust are owned by the Company. The sole assets of the Trust are the $154.1 million principal amount of 6.5% convertible subordinated debentures of the Company due September 30, 2016. The Company has certain obligations relating to the Securities which amount to a full and unconditional guarantee of the Trust's obligations under the Securities. The debentures issued by the Trust and the common securities of the Trust purchased by the Company are eliminated in the balance sheet. The Securities are entitled to distributions at the rate per annum of 6.5% of the stated liquidation amount, with quarterly distributions payable in arrears. The Company has the option to defer distributions from time to time, not to exceed 20 consecutive quarters. The Company has made distributions of approximately $10.0 million for the year ended December 31, 1997, which are reflected in minority interests in the consolidated statement of income. The Securities are convertible into the Company's Class A Common Stock at $26.50 per share through September 30, 2016, or upon the Company's option to redeem the Securities after November 1, 1999. The Securities are structured such that the distributions are tax deductible to the Company.



     Acquisition History. Insignia and its affiliates have acquired control of, or management rights to, 43 portfolios of properties since 1990. The Company believes that there are a significant number of other portfolios which may be available for future acquisitions. However, there can be no assurance that the closing of any such potential acquisitions will be consummated. The following table summarizes the portfolio acquisitions completed in 1997, 1996 and 1995 only, and their size in residential units and commercial square feet.


                                                                  CONTRACTUALLY       THIRD                       CONTRACTUALLY
  YEAR OF                                          AFFILIATED      RESTRICTED         PARTY        AFFILIATED      RESTRICTED
ACQUISITION             PORTFOLIO NAME            PROPERTIES(1)   PROPERTIES(2)   PROPERTIES(3)   PROPERTIES(1)   PROPERTIES(2)
-----------             --------------            -------------   -------------   -------------   -------------   -------------
   1997       Barnes Morris.....................
   1997       Winthrop..........................     16,500
   1997       Realty One........................
   1997       CAGISA............................                                     10,000
   1997       Forum.............................
   1997       Radius Retail Advisors, Inc.......
   1997       Related Companies of Florida......                                     10,370
   1997       Frain, Camins & Swartchild,
              Inc...............................
   1997       HMB Property Services, Inc........
   1997       Rostenberg-Doern Company, Inc.....
   1996       GSSW(1)...........................      6,161
   1996       Edward S. Gordon Company, Inc.....
   1996       Paragon...........................
   1996       National Property Investors,
              Inc...............................     34,265                           3,735           3,885
   1995       Propsys/Compass Ventures..........                        565             138
   1995       Douglas Elliman-Gibbons &
                Ives/Kreisel Company, Inc.......                                     54,301
   1995       Gleichman & Company, Inc..........                      1,500
   1995       O'Donnell Property Services.......                                                                      3,496

                 THIRD
  YEAR OF        PARTY
ACQUISITION  PROPERTIES(3)
-----------  -------------
   1997          9,000
   1997
   1997
   1997
   1997          2,400
   1997          1,231
   1997
   1997
                 4,930
   1997          1,078
   1997          1,289
   1996
   1996         25,500
   1996         21,800
   1996

   1995
   1995

   1995
   1995         20,102


-------------------------

(1) The GSSW acquisition added additional affiliated management contracts as well as the general partner interest on third party properties acquired in 1994.



(2) Affiliated properties are ones in which some form of general partner interest or other control mechanism resides with the Company or an affiliate.



(3) Contractually restricted properties are ones in which the general partner interest has not been relinquished to Insignia or an affiliate, but ones in which restrictions and protection clauses have been put in the management agreements to strengthen the stability of the relationship.



(4) Third party properties are ones in which no control exists, and the contracts on the properties are cancelable at the option of either party.



     In addition, over the past 24 months the Company has co-invested, with institutional partners, in the acquisition of 18 limited partnerships owning residential and commercial properties. The Company's ownership percentages in these co-investment partnerships range from 10% to 35% at December 31, 1997. These co-investment partnerships, which are a major source of growth for Insignia, own assets in the aggregate valued at approximately $575 million and own 54 properties comprising 10,300 apartment units and 3.9 million square feet of commercial space.



     Services. The Company's services include property management, providing all of the day-to-day services necessary to operate a property, whether residential or commercial; tenant representation; corporate real estate consulting; asset management, including long-term financial planning, monitoring and implementing capital improvement plans, and development and execution of refinancings and dispositions; maintenance and construction services; marketing and advertising; investor reporting and accounting, including preparation of quarterly reports and annual K-1 tax reporting forms for limited partners, as well as regular reporting under the Securities Exchange Act of 1934 where applicable; investment banking, including assistance in workouts and restructurings, mergers and acquisitions, debt and equity securitizations, and acquisitions of limited partner interests; and real estate brokerage.



     The U.S. Department of Housing and Urban Development ("HUD") has approved Insignia to provide property management services for certain properties subject to regulations by HUD. Approximately 13% of the residential units managed by the Company were housing projects subsidized under various government programs administered by HUD. The programs administered by HUD have been under continuing review by the United States Congress. Recent changes could result in reductions of rents, on which management fees generally are based, in some HUD-subsidized projects. In addition, rent subsidies which currently are tied to projects may be converted to "tenant-based" assistance, permitting tenants in subsidized projects to retain their subsidies while moving elsewhere. The occupancy level or rental rates of such projects could be affected and, accordingly, the management fee paid to the property manager could be reduced. It is possible that changes in programs administered by HUD could result in lower rental revenue and project cash flow from which management and other fees are derived; however, the details of the implementation of recent changes are not yet sufficiently specific to determine their actual impact on such fees.



     Affiliated Entities. Metropolitan Asset Enhancement, L.P. ("MAE") was formed prior to 1991 to be the principal vehicle for acquiring general partner interests in limited partnerships owning real estate and real estate related assets that would be managed or serviced by the Company. Insignia holds a 19.1% limited partnership interest in MAE. As of January 1, 1998 this interest was transferred to Andrew Farkas under his amended employment agreement. Andrew L. Farkas, the Chairman of the Board, President and Chief Executive Officer of Insignia, owns the general partner of MAE, which has a 1% partnership interest. In August 1993, the Company entered into an agreement with MAE whereby (i) the Company agreed to assist MAE as its advisor and agent in connection with MAE's acquisition, asset management, property management, and securitization activities and in connection therewith to perform all services relating to the foregoing, (ii) the Company agreed to render to MAE full investment banking, financial advisory, recapitalization, asset restructuring, securitization and mortgage banking services (as sole compensation for the provision of such services, the Company receives certain cost reimbursements, incentive management fees, and transaction fees as defined in such agreement), and (iii) the Company and MAE agreed that, in the event either obtains an opportunity to acquire interests in real estate or in entities which own or control real estate, the Company will have the first right to acquire such interests. If the Company elects not to acquire any such interests, but MAE does elect to acquire such interests and the Company elects to provide any financing to MAE for such acquisition, then such financing shall be by means of loans that will bear interest at a rate equal to the rate then paid by the Company on indebtedness under a revolving credit facility. If the Company is not a party to a revolving credit facility, such rate will be the estimated rate the Company would pay on indebtedness incurred under a revolving credit facility.



     Environmental Regulation. Under various federal and state environmental laws and regulations, a current or previous owner or operator of real estate may be required to investigate and remediate certain hazardous or toxic substances or petroleum product releases at the property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. The owner or operator of a site may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. There can be no assurance that Insignia, or any assets owned or controlled by Insignia, currently are in compliance with all of such laws and regulations, or that Insignia will not become subject to liabilities that arise in whole or in part out of any such laws, rules, or regulations. Moreover, there can be no assurance that any of such liabilities to which Insignia may become subject will not have a material adverse effect upon the business or financial condition of Insignia.



     Employees. At December 31, 1997, Insignia had approximately 11,000 employees. Of these employees, approximately 68% were employed as on-site personnel such as resident managers and maintenance people involved in property management. Fewer than 4% of such employees are covered by collective bargaining agreements. Approximately 89% of Insignia's employees are full time; part-time employees include those employed as housekeepers, porters, pool staff, lawn maintenance, and other service positions at site locations. Insignia believes that its employee relations are excellent. The Company's benefit programs include group comprehensive health and life insurance plans, paid vacations, a sick leave program, a disability plan, and a 401(k) plan.

PROPERTIES



     The Company's principal executive office is located in a 244,000 square foot office building at One Insignia Financial Plaza, in Greenville, South Carolina. Its lease calls for a term of ten years and six months and expires on March 31, 2005 with two five-year renewal options exercisable by Insignia. Presently, the Company occupies 110,000 square feet and will assume an additional 9,000 square feet in the building as the space becomes available. The Company has a first right of refusal to lease an additional 16,299 square feet in the building, subject to its expansion plans. The lease contains an option to cancel at the end of the seventh year or ninth year, each with a cancellation penalty.



     The Company also occupies approximately 21,000 square feet at Insignia Financial Center, in Greenville, South Carolina. The lease expires on August 31, 2004 with two five-year renewal options and termination options during the third, sixth, and eighth years of the lease. Both buildings are owned by non-affiliated third parties. The current aggregate annual lease obligation for both locations is $1,800,000. Nationally, the Company leases office space in 98 locations and 26 states, all from non-affiliated third parties, under leases expiring at various dates between 1997 and 2005. Insignia believes its facilities are adequate for their current and planned uses.



LEGAL PROCEEDINGS



     1997 Tender Offer Litigation. In August 1997, IPLP Acquisition I LLC, a wholly-owned subsidiary of IPLP (the "Purchaser"), commenced tender offers for limited partner interests in six partnerships: Century Property Fund XVII, Century Property Fund XIX, Century Property Fund XXII, National Property Investors 4, Consolidated Capital Properties IV and Fox Strategic Housing Income Partners (the "Tender Partnerships").



     As previously reported on Forms 10-Q, three actions were commenced arising out of these tender offers. All three cases have been discontinued.



     United States Department of Housing and Urban Development. On or about May 8, 1997, the United States Department of Housing and Urban Development ("HUD") filed a civil lawsuit against one of the third party, unaffiliated owners of affordable housing to which the Company provides management services. The complaint alleges that the owner, Associated Financial Corporation ("AFC") of Los Angeles, California, whose chairman is A. Bruce Rozet, had improperly received monies from 17 properties managed by the Company over a period of approximately six years. The allegations include statutory violations which could, if proven, give rise to double and treble damages as well as civil penalties for false filings. The Company was not named as a defendant in the suit.



     On August 13, 1997, the Company entered into an agreement with HUD which resolved any claims which HUD could have made against the Company arising out of the allegations in the complaint against AFC and Rozet. Insignia has not admitted to any liability or wrongdoing in the matter, and it has affirmatively stated that it relied on the advice of legal counsel that its actions were proper. Although the Company believes it acted properly, it agreed to resolve the matter expeditiously to avoid potential complex, costly and disruptive litigation. In connection with the agreement, the Company paid the Government the sum of $5 million and recorded a one-time charge of $5 million (pre-tax) for its third quarter ended September 30, 1997.



     In addition, the Company agreed with HUD that it could make voluntary disclosures to the Government concerning other conduct arising out of or relating to its management of HUD-related properties. On or about October 13, 1997, the Company provided additional information to the Government.



     Including the $5 million Release Fee, the Company recorded total charges aggregating $10.2 million in 1997 for costs incurred and accrued in relation to its management of HUD properties. At December 31, 1997, the Company had $4.0 million included in accrued and sundry liabilities associated with its management of such properties.



     In December 1997, AFC and a number of affiliates made a motion to implead the Company as a third party defendant. In the proposed third party compliant, AFC and affiliates alleged a number of claims sounding principally in indemnification. The Government filed an opposition to that motion. On February 3, 1998, the Court denied AFC's motion to implead. On March 11, 1998, the Company and HUD resolved all remaining issues for a payment of $2.5 million.



     1996 Tender Offer Litigation. In May 1996, Walton Street Capital Acquisition II, LLC ("Walton Street"), together with certain Insignia affiliates, commenced tender offers for limited partner interests in ten real estate limited partnerships syndicated by The Balcor Company ("Balcor"). In May 1996, certain persons claiming to be holders of limited partner interests commenced a lawsuit entitled Chipain, Tom, v. Walton Street Capital Acquisition II, LLC, in the Circuit Court of Cook County, Illinois, County Department, Chancery Division, on behalf of themselves, on behalf of a putative class of plaintiffs, and, as amended, derivatively on behalf of the Balcor-syndicated partnerships, challenging the actions of the defendants (including Insignia, an Insignia officer and certain affiliates, Walton Street and the general partners of the Balcor-syndicated partnerships) in connection with the tender offers and certain other matters.



     The complaint, as amended, contained allegations that the tender offers were inadequate and coercive based, in part, upon information allegedly obtained by Insignia in violation of its fiduciary duties. Defendants promptly moved to dismiss the complaint and on June 5, 1996 the court dismissed the complaint as to Insignia and Walton Street, with leave to replead. On June 11, 1996 plaintiffs filed an amended class and derivative action complaint, repeating the same allegations as in their initial complaint, and recasting some as derivative, rather than direct class, claims. Defendants moved to dismiss the amended complaint and on June 18, 1996, the court again dismissed plaintiffs' amended complaint as to Insignia and Walton Street.



     On June 14, 1996 a second class and derivative suit, similar in material respects to the Chipain litigation, was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. That complaint, entitled Sandra Dee v. Walton Street Capital Acquisition II, LLC, et al., contained substantially the same allegations as the Chipain complaints and asserted additionally that the tender offers violated certain state securities and consumer statutes. Pursuant to the court's orders consolidating the Chipain and Dee complaints with another action which does not name Insignia, a new amended and consolidated class and derivative action complaint was filed on July 25, 1996. The plaintiffs in the Chipain action are not parties to this latest complaint.



     On August 16, 1996 Insignia moved to dismiss the amended and consolidated class and derivative action complaint. The motion was heard by the court on September 27, 1996 at which time the court granted leave to the plaintiff to (i) withdraw its pending complaint and (ii) serve a second amended and consolidated class and derivative action complaint. On October 8, 1996 plaintiffs filed a second amended and consolidated class and derivative action complaint which added claims of alleged antitrust injury and unjust enrichment. On October 25, 1996 Insignia moved to dismiss the second amended and consolidated class action complaint. That motion was heard by the court in December 1996. On December 18, 1996 the court issued a decision granting Insignia's motion to dismiss. By order dated January 7, 1997 the court dismissed the second amended and consolidated class action complaint with prejudice. Plaintiffs filed a notice of appeal in the Dee action on February 14, 1997.



     The Company and certain subsidiaries are defendants in lawsuits arising in the ordinary course of business. Such lawsuits are primarily insured claims arising from accidents at managed properties. Claims may demand substantial compensatory and punitive damages.



     Management believes that the aforementioned lawsuits will be resolved without material loss to the Company or its subsidiaries.



SUBSEQUENT EVENTS



     Cohen Financial Transactions. On January 7, 1998, Insignia acquired the rights to perform property management, leasing and construction supervision services for approximately 4.1 million square feet of commercial real estate from Cohen Financial. The purchase price was approximately $1 million, all of which was paid in cash.

     Goldie B. Wolfe & Company. On January 20, 1998, Insignia acquired 100% of the stock of Goldie B. Wolfe & Company, a commercial real estate services firm. The purchase price was approximately $5.3 million, all of which was paid in cash.



     MAE GP Merger. Effective as of March 7, 1998, MAE GP Corporation ("MAE GP"), which until then was a wholly-owned subsidiary of MAE, was merged with and into IPT, with IPT surviving the merger (the "MAE GP Merger"). As consideration for the MAE GP Merger, IPT issued 332,300 shares of the common stock of IPT to MAE valued for purposes of the MAE GP Merger at $10.53 per share.



     MAE GP owned or controlled equity interests in entities which comprised or controlled the general partners of 29 public and 76 private real estate limited partnerships (collectively, the "MAE Partnerships"). The MAE Partnerships own, in the aggregate, 169 properties containing approximately 32,000 residential apartment units and approximately 2.3 million square feet of commercial space. In connection with the MAE GP Merger, all of the shares of Class B common stock of AMIT, a real estate investment trust that has entered into a definitive agreement to be merged with IPT, which were until then owned by MAE GP, were transferred by dividend to MAE prior to the MAE GP Merger.



     In connection with the MAE GP Merger, on February 17, 1998, IPT's operating partnership ("IPLP") purchased certain assets described below from MAE for approximately $596,000. The assets purchased by IPLP from MAE consisted of (i) a 99% limited partner interest in Insignia Jacques Miller, L.P. ("IJM"), which in turn owns non-controlling equity interests in entities that comprise or control the general partners of 30 of the MAE Partnerships and various notes receivable (the 1% general partner interest in IJM was acquired by IPT from MAE GP in the MAE GP Merger), and (ii) a 6.557% limited partner interest in Buccaneer Trace Limited Partnership, which owns a 208-unit residential apartment complex located in Savannah, Georgia.



     Also in connection with the MAE GP Merger, on February 17, 1998, Insignia contributed all of the limited partner interests it owned in the MAE Partnerships to IPLP in exchange for units of limited partnership in IPLP ("IPLPOP Units"). The value of the interests contributed was approximately $5,460,000, for which Insignia received 518,528 IPLPOP Units (based on a value of $10.53 per unit).


                      DESCRIPTION OF AIMCO'S CAPITAL STOCK

GENERAL

     AIMCO's Articles of Incorporation, as amended, supplemented and restated (the "AIMCO Charter") authorizes the issuance of up to 150,000,000 shares of AIMCO Common Stock with a par value of $.01 per share. As of December 31, 1997, there were 40,439,218 shares of AIMCO Common Stock issued and outstanding. In addition, up to 1,150,000 shares of AIMCO Common Stock have been reserved for issuance under the 1994 Stock Plan, the 1996 Stock Plan and the Non-Qualified Employee Stock Option Plan. The 1997 Stock Plan provides for the issuance of 10% of the shares of AIMCO Common Stock outstanding as of the first day of the fiscal year during which any award is made, but in no event more than 20,000,000 shares. The AIMCO Common Stock is traded on the NYSE under the symbol "AIV." BankBoston, N.A. serves as transfer agent and registrar of the AIMCO Common Stock. In addition, the AIMCO Charter originally authorized 750,000 shares of AIMCO Class B Common Stock (together with the AIMCO Common Stock, the "Authorized Common Stock"), which number of authorized shares is subject to automatic reduction by the number of shares of AIMCO Class B Common Stock that have been converted into AIMCO Common Stock. As of December 31, 1997, 587,500 shares of AIMCO Class B Common Stock had been so converted, leaving a total of 162,500 shares of AIMCO Class B Common Stock authorized and outstanding. See
"-- AIMCO Class B Common Stock" below. In addition, the AIMCO Charter authorizes the issuance of up to 9,250,000 shares of preferred stock with a par value of $.01 per share, the terms of which may be established at the time of issuance, of which none are issued and outstanding, and 750,000 shares of AIMCO Class B Preferred Stock, all of which are issued and outstanding and 2,400,000 shares of AIMCO Class C Preferred Stock, all of which are issued and outstanding.

     Holders of the AIMCO Common Stock are entitled to receive dividends, when and as declared by the AIMCO Board, out of funds legally available therefor. The holders of shares of AIMCO Common Stock, upon any liquidation, dissolution or winding up of AIMCO, are entitled to receive ratably any assets remaining after payment in full of all liabilities of AIMCO and the liquidation preferences of preferred stock. The shares of AIMCO Common Stock possess ordinary voting rights for the election of Directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of shares of AIMCO Common Stock do not have cumulative voting rights in the election of Directors, which means that holders of more than 50% of the shares of AIMCO Common Stock voting for the election of Directors can elect all of the Directors if they choose to do so and the holders of the remaining shares cannot elect any Directors. Holders of shares of AIMCO Common Stock do not have preemptive rights, which means they have no right to acquire any additional shares of AIMCO Common Stock that may be issued by AIMCO at a subsequent date.

RESTRICTIONS ON TRANSFER

     For AIMCO to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Because the AIMCO Board believes that it is essential for AIMCO to continue to qualify as a REIT, the AIMCO Board has adopted, and the stockholders have approved, provisions of the AIMCO Charter restricting the acquisition of shares of Authorized Common Stock.

     Subject to certain exceptions specified in the AIMCO Charter, no holder may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Code and Rule 13d-3 under the Exchange Act, more than 8.7% (or 15% in the case of certain pension trusts described in the Code, investment companies registered under the Investment Company Act of 1940 and Mr. Considine) of the outstanding shares of Authorized Common Stock. The AIMCO Board may waive the Ownership Limit if evidence satisfactory to the AIMCO Board and AIMCO's tax counsel is presented that such ownership will not then or in the future jeopardize AIMCO's status as a REIT. However, in no event may such holder's direct or indirect ownership of Authorized Common Stock exceed 9.8% of the total outstanding shares of Authorized Common Stock. As a condition of such waiver, the AIMCO Board may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of AIMCO. The foregoing restrictions on transferability and ownership will not apply if the AIMCO Board determines that it is no longer in the best interests of AIMCO to attempt to qualify, or to continue to qualify as a REIT and a resolution terminating AIMCO's status as a REIT and amending the AIMCO Charter to remove the foregoing restrictions is duly adopted by the AIMCO Board and a majority of AIMCO's stockholders. If shares of Authorized Common Stock in excess of the Ownership Limit, or shares of Authorized Common Stock which would cause the REIT to be beneficially owned by fewer than 100 persons, or which would result in AIMCO being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in AIMCO failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares of Authorized Common Stock transferred in excess of the Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by AIMCO. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by AIMCO for a 90-day period at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that AIMCO determines to purchase the stock. The 90-day period commences on the date of the violative transfer or the date that the AIMCO Board determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Authorized Common Stock bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code and Rule 13d-3 under the Exchange Act, more than a specified percentage of the outstanding shares of Authorized Common Stock must file an affidavit with AIMCO containing the information specified in the AIMCO Charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to AIMCO in writing such information with respect to the direct, indirect and constructive ownership of shares as the AIMCO Board deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     The ownership limitations may have the effect of precluding acquisition of control of AIMCO by a third party unless the AIMCO Board determines that maintenance of REIT status is no longer in the best interests of AIMCO.

AIMCO CLASS B PREFERRED STOCK

     On August 4, 1997, AIMCO issued 750,000 shares of AIMCO Class B Preferred Stock to an institutional investor (the "Preferred Share Investor") for $75 million. The AIMCO Class B Preferred Stock ranks prior to AIMCO Common Stock, with respect to dividends, liquidation, dissolution, and winding-up, and has an aggregate liquidation value of $75 million. Holders of the AIMCO Class B Preferred Stock are entitled to receive, when, as and if declared by the AIMCO Board, quarterly cash dividends per share equal to the greater of (i) $1.78125 (the "Base Rate") and (ii) the cash dividends declared on the number of shares of AIMCO Common Stock into which one share of AIMCO Class B Preferred Stock is convertible. On or after August 4, 1998, each share of AIMCO Class B Preferred Stock may be converted at the option of the holder into 3.28407 shares of AIMCO Common Stock, subject to certain anti-dilution adjustments. AIMCO may redeem any or all of the AIMCO Class B Preferred Stock on or after August 4, 2002, at a redemption price of $100 per share, plus unpaid dividends accrued on the shares redeemed.

     Holders of AIMCO Class B Preferred Stock, voting as a class with the holders of all AIMCO capital stock that ranks on a parity with the AIMCO Class B Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution, winding up or otherwise ("Parity Stock"), will be entitled to elect
(i) two directors of AIMCO if six quarterly dividends (whether or not consecutive) on the AIMCO Class B Preferred Stock or any Parity Stock are in arrears, and (ii) one director of AIMCO if for two consecutive quarterly dividend periods AIMCO fails to pay at least $0.4625 in dividends on the AIMCO Common Stock. The affirmative vote of the holders of 662/3% of the outstanding shares of AIMCO Class B Preferred Stock will be required to amend the AIMCO Charter in any manner that would adversely affect the rights of the holders of AIMCO Class B Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the AIMCO Class B Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise. If the IRS were to make a final determination that AIMCO does not qualify as a real estate investment trust in accordance with Sections 856 through 860 of the Code, the Base Rate for quarterly cash dividends on the AIMCO Class B Preferred Stock would be increased to $3.03125 per share.

     The agreement pursuant to which AIMCO issued the AIMCO Class B Preferred Stock (the "Preferred Share Purchase Agreement") provides that the Preferred Share Investor may require AIMCO to repurchase such investor's AIMCO Class B Preferred Stock in whole or in part at a price of $105 per share, plus accrued and unpaid dividends on the purchased shares, if (i) AIMCO shall fail to continue to be taxed as a real estate investment trust pursuant to Sections 856 through 860 of the Code, or (ii) upon the occurrence of a change of control (as defined in the Preferred Share Purchase Agreement). The Preferred Share Purchase Agreement also provides that, so long as the Preferred Share Investor owns AIMCO Class B Preferred Stock with an aggregate liquidation preference of at least $18.75 million, neither AIMCO, the AIMCO Operating Partnership nor any subsidiary of AIMCO may issue preferred securities or incur indebtedness for borrowed money if immediately following such issuance and after giving effect thereto and the application of the net proceeds therefrom, AIMCO's ratio of aggregate consolidated earnings before income taxes, depreciation and amortization; to aggregate consolidated fixed charges (earnings before income taxes depreciation and amortization) for the four fiscal quarters immediately preceding such issuance would be less than 1.5 to 1.

AIMCO CLASS B COMMON STOCK

     In connection with the initial formation of AIMCO, Messrs. Considine, Kompaniez and Ira and Robert Lacy, a former officer of AIMCO, acquired an aggregate of 650,000 shares of AIMCO Class B Common Stock. The AIMCO Class B Common Stock does not have voting or dividend rights and, unless converted into AIMCO Common Stock, as described below, is subject to repurchase by AIMCO as described below. As of December 31 of each of the years 1994 through 1998 (each, a "Year-End Testing Date"), a number of the shares of AIMCO Class B Common Stock outstanding as of such date (the "Eligible Class B Shares") become eligible for automatic conversion (subject to the Ownership Limit) into an equal number of shares of AIMCO Common Stock (subject to adjustment upon the occurrence of certain events in respect of the AIMCO Common Stock, including stock dividends, subdivisions, combinations and reclassifications). Once AIMCO Class B Common Stock has been converted into AIMCO Common Stock, holders of such shares of converted AIMCO Common Stock will have voting and dividend rights of AIMCO Common Stock generally. Once converted or forfeited, the AIMCO Class B Common Stock may not be reissued by AIMCO.

     The Eligible Class B Shares convert to AIMCO Common Stock if (i) AIMCO's FFO Per Share (as defined below) reaches certain annual and cumulative growth targets and (ii) the average market price for a share of AIMCO Common Stock for a 90-calendar day period beginning on any day on or after the October 1 immediately preceding the relevant Year-End Testing Date equals or exceeds a specified target price. "FFO Per Share" means, for any period, (i) net income
(loss), computed in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, less any preferred stock dividend payments, divided by (ii) the sum of (a) the number of shares of the AIMCO Common Stock outstanding on the last day of such period (excluding any shares of the AIMCO Common Stock into which shares of the AIMCO Class B Common Stock shall have been converted as a result of the conversion of shares of the AIMCO Class B Common Stock on the last day of such period) and (b) the number of shares of the AIMCO Common Stock issuable to acquire units of limited partnership that (x) may be tendered for redemption in any limited partnership in which AIMCO serves as general partner and (y) are outstanding on the last day of such period.

     Set forth below for the remaining Year-End Testing Date is (i) the number of shares of AIMCO Class B Common Stock that become Eligible Class B Shares as of such date, (ii) the annual FFO Per Share growth target (as a percentage increase in FFO Per Share from the prior year), (iii) the cumulative FFO Per Share target (in FFO Per Share) and (iv) the average market price target:

                                                            ANNUAL FFO        CUMULATIVE FFO        AVERAGE
                                     ELIGIBLE CLASS B        PER SHARE          PER SHARE         MARKET PRICE
       YEAR-END TESTING DATE            SHARES(1)          GROWTH TARGET          TARGET             TARGET
       ---------------------         ----------------      -------------      --------------      ------------
December 31, 1998..................      162,500               8.5%               $2.760            $26.373

-------------------------
(1) Assumes that only the shares of AIMCO Class B Common Stock outstanding as of December 31, 1997 remain outstanding until converted into shares of AIMCO Common Stock.

     Any AIMCO Class B Common Stock that has not been converted into AIMCO Common Stock following December 31, 1998 will be subject to repurchase by AIMCO at a price of $0.10 per share. AIMCO Class B Common Stock is also subject to automatic conversion upon the occurrence of certain events, including a change of control (as defined in AIMCO Charter). The AIMCO Board may increase the number of shares which are eligible for conversion as of any Year-End Testing Date and may under certain circumstances, accelerate the conversion of outstanding AIMCO Class B Common Stock at such time and in such amount as it may determine appropriate.

     All of the 65,000 shares of AIMCO Class B Common Stock eligible for conversion as of the December 31, 1994 Year-End Testing Date, all of the 130,000 shares of AIMCO Class B Common Stock eligible for conversion as of the December 31, 1995 Year-End Testing Date, all of the 130,000 shares of AIMCO Class B Common Stock eligible for conversion as of the December 31, 1996 Year-End Testing Date and all of the 162,500 shares of AIMCO Class B Common Stock eligible for conversion as of the December 31, 1997 Year-End Testing Date have been converted into shares of AIMCO Common Stock. As of December 31, 1997, the outstanding AIMCO Class B Common Stock was held as follows: 93,428 shares by Mr. Considine, 41,438 shares by Mr. Kompaniez, 13,821 shares by Mr. Ira and 13,813 shares by Robert P. Lacy.

AIMCO CLASS C PREFERRED STOCK

     On December 23, 1997, AIMCO issued 2,400,000 shares of AIMCO Class C Preferred in an underwritten public offering, netting approximately $57.9 million in proceeds. The AIMCO Class C Preferred (a) ranks prior to AIMCO Common Stock and AIMCO Class B Common Stock, if the holders of the AIMCO Class C Preferred are be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Junior Stock"), (b) ranks on parity with AIMCO Class B Preferred and with any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the AIMCO Class C Preferred shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the AIMCO Class C Preferred ("Senior Stock").

     Holders of Class C Preferred are entitled to receive cash dividends at the rate of 9% per annum of the $25 liquidation preference (equivalent to $2.25 per annum per share). Such dividends shall be cumulative from the date of original issue, and shall be payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing April 15, 1998. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Junior Stock, the holders of AIMCO Class C Preferred shall be entitled to receive a liquidation preference of $25 per share (the "Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution shall be insufficient to pay the preference described above on any liquidating payments on any other shares of any class or series of Parity Stock, then such proceeds shall be distributed among the holders of AIMCO Class C Preferred and any such other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such AIMCO Class C Preferred and any such other Parity Stock if all amounts payable thereon were paid in full.

     On and after December 23, 2002, AIMCO may redeem shares of AIMCO Class C Preferred, in whole or in part, at a cash redemption price equal to 100% of the Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The AIMCO Class C Preferred has no stated maturity and will not be subject to any sinking find or mandatory redemption provisions.

     Holders of shares of AIMCO Class C Preferred have no voting rights, except that if distributions on AIMCO Class C Preferred or any series or class of Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board of Directors shall be increased by two and the holders of AIMCO Class C Preferred (voting together as a single class with all other shares of Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the AIMCO Class C Preferred called for the purpose.

AIMCO CLASS D PREFERRED STOCK

     On February 13, 1998, AIMCO issued 4,200,000 shares of AIMCO Class D Preferred in an underwritten public offering, netting approximately $101.5 million in proceeds. The AIMCO Class D Preferred (a) ranks prior to AIMCO Common Stock and AIMCO Class B Common Stock, if the holders of the AIMCO Class D Preferred are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Junior Stock"),

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(b) ranks on parity with AIMCO Class B Preferred, AIMCO Class C Preferred and with any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the AIMCO Class D Preferred shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the AIMCO Class D Preferred ("Senior Stock").

     Holders of Class D Preferred are entitled to receive cash dividends at the rate of 8 3/4% per annum of the $25 liquidation preference (equivalent to $2.1875 per annum per share). Such dividends shall be cumulative from the date of original issue, and shall be payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing April 15, 1998. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Junior Stock, the holders of AIMCO Class D Preferred shall be entitled to receive a liquidation preference of $25 per share (the "Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution shall be insufficient to pay the preference described above on any liquidating payments on any other shares of any class or series of Parity Stock, then such proceeds shall be distributed among the holders of AIMCO Class D Preferred and any such other Parity Stock ratably in the same proportion as the respective amounts that would be payable on such AIMCO Class D Preferred and any such other Parity Stock if all amounts payable thereon were paid in full.

     On and after February 19, 2003, AIMCO may redeem shares of AIMCO Class D Preferred, in whole or in part, at a cash redemption price equal to 100% of the Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The AIMCO Class D Preferred has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

     Holders of shares of AIMCO Class D Preferred have no voting rights, except that if distributions on AIMCO Class D Preferred or any series or class of Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board of Directors shall be increased by two and the holders of AIMCO Class D Preferred (voting together as a single class with all other shares of Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the AIMCO Class D Preferred called for the purpose.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation, voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder or an affiliate or associate of the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. The business combination statute could have the effect of discouraging offers to acquire AIMCO and of increasing the difficulty of consummating any such
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offer. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. AIMCO's Board has not passed such a resolution.

CONTROL SHARE ACQUISITIONS

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or
(iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

     A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the corporation's board of directors to call a special meeting of stockholders, to be held within 50 days of demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation's articles of incorporation or bylaws prior to the control share acquisition. No such exemption appears in the AIMCO Charter or Bylaws. The control share acquisition statute could have the effect of discouraging offers to acquire AIMCO and of increasing the difficulty of consummating any such offer.

                FEDERAL INCOME TAX CONSEQUENCES RELATED TO AIMCO

     The following is a summary of Federal income tax considerations regarding an investment in AIMCO Common Stock. This discussion is based upon the Code, the Treasury regulations, rulings issued by the IRS, and judicial decisions, all in effect as of the date of this Proxy Statement/Prospectus and which are subject to change, possibly retroactively. This discussion is for general information only and does not purport to discuss all aspects of Federal income taxation which may be important to a particular investor in light of his individual investment or tax circumstances, or to certain types of investors subject to special tax rules (including insurance companies, financial institutions or broker-dealers, foreign investors and, except to the extent discussed below, tax-exempt organizations). This Summary assumes that investors will hold their AIMCO stock as a "capital asset" (generally, property held for investment). No advance ruling has been or will be sought from the IRS regarding any matter discussed herein.

     THE FOLLOWING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH AMBASSADOR STOCKHOLDER IS URGED TO CONSULT HIS OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO HIM OF ACQUIRING, HOLDING,

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

EXCHANGING OR OTHERWISE DISPOSING OF AIMCO COMMON STOCK, AND OF AIMCO'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING ANY STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES.

TAXATION OF AIMCO

     General. The REIT provisions of the Code are highly technical and complex. The following sets forth the material aspects of the provisions of the Code that govern the Federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly retroactively.

     AIMCO has elected to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1994, and AIMCO intends to continue such election. AIMCO believes that it was organized in conformity with the requirements for qualification as a REIT, and that its method of operation since formation and proposed method of future operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. Such qualification and taxation as a REIT depends upon AIMCO's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below. Accordingly, no assurance can be given that the actual results of AIMCO's operations for any one taxable year will satisfy such requirements. See "-- Failure to Qualify." No assurance can be given that the IRS will not challenge AIMCO's eligibility for taxation as a REIT.

     Provided AIMCO qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income tax on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, notwithstanding AIMCO's qualification as a REIT, AIMCO will be subject to Federal income tax as follows: First, AIMCO will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, AIMCO may be subject to the "alternative minimum tax" on its items of tax preference. Third, if AIMCO has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fourth, if AIMCO should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which AIMCO fails the 75% or 95% test multiplied by (b) a fraction intended to reflect AIMCO's profitability. Fifth, if AIMCO should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (excluding certain retained long-term capital gains, discussed below), and (iii) any undistributed taxable income from prior periods, AIMCO would be subjected to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, AIMCO could also be subject to tax in certain situations and on certain transactions not presently contemplated.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for the special Code provisions applicable to REITs;
(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests described below (including with respect to the nature of its income and assets). The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. AIMCO's Charter
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provides certain restrictions regarding transfers of its shares, which provisions are intended to assist AIMCO in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above.

     To monitor AIMCO's compliance with the share ownership requirements, AIMCO is required to maintain records regarding the actual ownership of its shares. To do so, AIMCO must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of AIMCO's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. AIMCO satisfies this requirement.

     Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, AIMCO's proportionate share of the assets, liabilities and items of income of the AIMCO Operating Partnerships will be treated as assets, liabilities and items of income of AIMCO for purposes of applying the REIT requirements described herein. A summary of certain rules governing the Federal income taxation of partnerships and their partners is provided below in "Tax Aspects of AIMCO's Investments in Partnerships."

     Income Tests. In order to maintain qualification as a REIT, AIMCO annually must satisfy two gross income requirements. First, at least 75% of AIMCO's gross income (excluding gross income from "prohibited transactions," i.e., certain sales of property held primarily for sale to customers in the ordinary course of business) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of AIMCO's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from other dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

     Rents received by AIMCO through the Subsidiary Partnerships will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services (other than certain de minimis services) to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenue. However, AIMCO (or its affiliates) is permitted to directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property.

     The Management Subsidiaries will receive management fees and other income. A portion of such fees and other income will accrue to AIMCO through the AIMCO Operating Partnership's general partnership interest in PAMS LP. Such fee and other income generally will not qualify under the 95% gross income test. AIMCO also expects to indirectly receive distributions from the Management Subsidiaries that will be classified as dividend income to the extent of the earnings and profits of the Management Subsidiaries. Such distributions will qualify under the 95% gross income test but not under the 75% gross income test.

     If AIMCO fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if AIMCO's failure to meet such tests was due to reasonable cause and not due to willful neglect, AIMCO attaches a schedule of the sources of its income to its return, and

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

any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances AIMCO would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving AIMCO, AIMCO will not qualify as a REIT. As discussed above in "-- General," even where these relief provisions apply, a tax is imposed with respect to the excess net income.

     Asset Tests. AIMCO, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of AIMCO's total assets must be represented by real estate assets (including its allocable share of real estate assets held by the AIMCO Operating Partnership and the Subsidiary Partnerships), stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of AIMCO, cash, cash items and U.S. government securities. Second, not more than 25% of AIMCO's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by AIMCO may not exceed 5% of the value of AIMCO's total assets, and AIMCO may not own more than 10% of any one issuer's outstanding voting securities.

     AIMCO indirectly owns interests in the Management Subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT is prohibited by the asset tests. AIMCO believes that its indirect ownership interests in the Management Subsidiaries qualify under these rules. However, no independent appraisals have been obtained to support AIMCO's conclusions as to the value of the Operating Partnership's total assets and the value of the Operating Partnership's interest in the Management Subsidiaries and these values are subject to change in the future. Accordingly, there can be no assurance that the IRS will not contend that the AIMCO Operating Partnership's ownership interests in the Management Subsidiaries disqualifies AIMCO from treatment as a REIT.

     AIMCO's indirect interests in the AIMCO Operating Partnership and other Subsidiary Partnerships are held through wholly owned corporate subsidiaries of AIMCO organized and operated as "qualified REIT subsidiaries" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsidiary are treated as assets, liabilities and items of AIMCO. Each qualified REIT subsidiary therefore will not be subject to Federal corporate income taxation, although it may be subject to state or local taxation. In addition, AIMCO's ownership of the voting stock of each qualified REIT subsidiary does not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

     Annual Distribution Requirements. AIMCO, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of AIMCO's "REIT taxable income" (computed without regard to the dividends paid deduction and AIMCO's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before AIMCO timely files its tax return for such year and if paid with or before the first regular dividend payment after such declaration. To the extent that AIMCO distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at ordinary corporate tax rates. AIMCO may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. To the extent such an election is made, AIMCO's stockholders would include their proportionate share of such undistributed long-term capital gains in income and receive a credit for their share of the tax paid by AIMCO, and AIMCO's shareholders would increase the adjusted basis of their AIMCO shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. If AIMCO should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year and (ii) 95% of its REIT capital gain income for such year (excluding retained long-term capital gains), and (iii) any undistributed taxable income from prior periods, AIMCO would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. AIMCO believes that it has made, and intends to make, timely distributions sufficient to satisfy this annual distribution requirement.

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

     It is possible that AIMCO, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income (including receipt of distributions from the AIMCO Operating Partnership) and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of AIMCO. In the event that such timing differences occur, in order to meet the 95% distribution requirement, AIMCO may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable distributions of property.

     Under certain circumstances, AIMCO may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in AIMCO's deduction for dividends paid for the earlier year. Thus, AIMCO may be able to avoid being taxed on amounts distributed as deficiency dividends; however, AIMCO will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

     Failure to Qualify. If AIMCO fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, AIMCO will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which AIMCO fails to qualify as a REIT will not be deductible by AIMCO nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, AIMCO will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances AIMCO would be entitled to such statutory relief.

TAX ASPECTS OF AIMCO'S INVESTMENTS IN PARTNERSHIPS

     General. Substantially all of AIMCO's investments are held indirectly through the AIMCO Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. AIMCO will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, AIMCO will include its proportionate share of assets held by the Subsidiary Partnerships. See "-- Taxation of AIMCO -- Ownership of Partnership Interests."

     Entity Classification. AIMCO's direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of such partnerships as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If any of these entities were treated as an association for Federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of AIMCO's assets and items of gross income would change and could preclude AIMCO from satisfying the asset tests and the income tests (see "-- Taxation of AIMCO -- Asset Tests" and "-- Taxation of AIMCO -- Income Tests"), and in turn could prevent AIMCO from qualifying as a REIT. See "-- Taxation of AIMCO -- Failure to Qualify" above for a discussion of the effect of AIMCO's failure to meet such tests for a taxable year.

     Tax Allocations with Respect to the Properties. Pursuant to the Code and the regulations thereunder, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax

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

Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Tax allocations must, however, be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury regulations provide for a similar allocation of such items to the other partners. These rules apply to the contribution by AIMCO to the AIMCO Operating Partnership of the cash proceeds received in any offerings of its stock.

     In general, certain holders of AIMCO OP Units will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the AIMCO Operating Partnership of contributed properties. This will tend to eliminate the Book-Tax Difference over the life of the AIMCO Operating Partnership and Subsidiary Partnerships. However, the special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of contributed properties in the hands of the AIMCO Operating Partnership may cause AIMCO to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause AIMCO to recognize taxable income in excess of cash proceeds, which might adversely affect AIMCO's ability to comply with the REIT distribution requirements. See "-- Taxation of AIMCO -- Annual Distribution Requirements."

     With respect to any property purchased or to be purchased by the AIMCO Operating Partnership (other than through the issuance of AIMCO OP Units), such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

     Sale of the Properties. AIMCO's share of any gain realized by the AIMCO Operating Partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction and subject to a 100% penalty tax. See
"-- Requirements for Qualification -- Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The AIMCO Operating Partnership intends to hold its assets for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating its properties (and other apartment properties) and to make such occasional sales of its properties, including peripheral land, as are consistent with AIMCO's investment objectives.

TAXATION OF MANAGEMENT SUBSIDIARIES

     A portion of the amounts to be used to fund distributions to stockholders is expected to come from distributions made by the Management Subsidiaries held by the AIMCO Operating Partnership, distributions paid to the AIMCO Operating Partnership as the general partner of PAMS LP, and interest paid by the Management Subsidiaries on certain notes held by the AIMCO Operating Partnership. In general, the Management Subsidiaries pay Federal, state and local income taxes on their taxable income at normal corporate rates. Any Federal, state or local income taxes that the Management Subsidiaries are required to pay will reduce AIMCO's cash flow from operating activities and its ability to make payments to holders of its securities.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     General. As long as AIMCO qualifies as a REIT, distributions made to AIMCO's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions (and retained long-term capital gains) that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed AIMCO's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

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     Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) provided that the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by AIMCO in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by AIMCO and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by AIMCO during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of AIMCO.

     In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from AIMCO required to be treated by such stockholder as long-term capital gain.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. Federal income and estate tax consequences of the ownership and disposition of AIMCO Stock applicable to Non-U.S. Holders of such stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, (iii) an estate whose income is includible in gross income for U.S. Federal income tax purposes regardless of its source or (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. Federal income and estate taxation.

     Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of AIMCO's earnings and profits which are not attributable to capital gains of AIMCO and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of AIMCO Stock. In cases where the dividend income from a Non-U.S. Holder's investment in AIMCO Stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a corporation).

     Non-Dividend Distributions. Unless AIMCO Stock constitutes a United States Real Property Interest (a "USRPI"), distributions by AIMCO which are not dividends out of the earnings and profits of AIMCO will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of AIMCO. If AIMCO Stock constitutes a USRPI, such distributions will be subject to 10% withholding and taxed pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at a rate of 35% to the extent such distributions exceed a stockholder's basis in his or her AIMCO Stock.

     Capital Gain Dividends. Under FIRPTA, a distribution made by AIMCO to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs such as the properties beneficially owned by AIMCO ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, AIMCO will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute

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

USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of Non-U.S. Holder that is a corporation.

     Disposition of Stock of AIMCO. Unless AIMCO Stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if AIMCO is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. AIMCO believes that it is, and it expects to continue to be a domestically controlled REIT, and therefore that the sale of AIMCO Stock will not be subject to taxation under FIRPTA. Because the AIMCO Stock is publicly traded, however, no assurance can be given that AIMCO will continue to be a domestically controlled REIT.

     If AIMCO does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the New York Stock Exchange, on which AIMCO Common Stock is listed) and
(ii) the selling Non-U.S. Holder held 5% or less of AIMCO's outstanding stock at all times during a specified testing period.

     If gain on the sale of stock of AIMCO were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

     Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in the AIMCO Common Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

     Estate Tax. AIMCO Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includible in the estate for U.S. Federal estate tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     AIMCO must report annually to the IRS and to each Holder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which a Non-U.S. Holder resides.

     U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on AIMCO Stock to a Non-U.S. Holder at an address outside the United States.

     The payment of the proceeds from the disposition of AIMCO Stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting.

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

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the IRS.

     Recently, adopted United States Treasury Regulations (the "Final Regulations") require AIMCO to follow certain procedures in complying with United States Federal withholding, backup withholding and information reporting rules. The Final Regulations are effective for payments made after December 31, 1998. Under the Final Regulations (and under current law), Holders are required to provide certain information to AIMCO to avoid the imposition of backup withholding and, for Non-U.S. Holders, to claim the benefits of an income tax treaty. Holders are urged to consult their tax advisors regarding the tax consequences, if any, of the Final Regulations on the purchase, ownership and disposition of AIMCO Stock.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Based upon a published ruling by the IRS, distributions by AIMCO to a stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

     Notwithstanding the preceding paragraph, however, a portion of the dividends paid by AIMCO may be treated as UBTI to certain domestic private pension trusts if AIMCO is treated as a "pension-held REIT." AIMCO believes that it is not, and does not expect to become, a "pension-held REIT." If AIMCO were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that hold more than 10% of AIMCO Stock.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES

     Prospective investors in shares of AIMCO Common Stock should recognize that the present Federal income tax treatment of an investment in AIMCO may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. For example, a proposal issued by President Clinton on February 2, 1998, if enacted into law, may adversely affect the ability of AIMCO to expand the present activities of its Management Subsidiaries. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in Federal tax laws and interpretations thereof could adversely affect an investment in the AIMCO Operating Partnership or AIMCO. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to AIMCO or AIMCO Common Stock will be changed.

STATE AND LOCAL TAXES

     The AIMCO Operating Partnership and its partners and AIMCO and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they transact business or reside. The state and local tax treatment of the AIMCO Operating Partnership and its partners and AIMCO and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the application and effect of state and local tax laws on an investment in the AIMCO Operating Partnership or AIMCO.

           COMPARATIVE RIGHTS OF STOCKHOLDERS OF AIMCO AND AMBASSADOR

     Upon consummation of the Merger, the stockholders of Ambassador will become stockholders of AIMCO. Accordingly, the rights of stockholders of Ambassador following the Merger will be governed by the AIMCO Charter and AIMCO's Amended and Restated Bylaws (the "AIMCO Bylaws").

     The following is a summary of the material differences between the rights and privileges of Ambassador stockholders and those of holders of AIMCO Common Stock. This summary is not meant to be relied upon as
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

an exhaustive description of such differences and is qualified in its entirety by reference to the AIMCO Charter, the AIMCO Bylaws, Ambassador's Articles of Incorporation (the "Ambassador Charter") and Bylaws (the "Ambassador Bylaws") and the MGCL.

RESTRICTIONS ON SHARE TRANSFERS

     AIMCO. Subject to certain exceptions and conditions specified in the AIMCO Charter, no holder may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Code and Rule 13d-3 under the Exchange Act, more than 8.7% (or 15% in the case of certain pension trusts described in the Code, investment companies registered under the Investment Company Act of 1940, as amended, and Mr. Considine) of the outstanding shares of Authorized Common Stock. See "Description of AIMCO's Capital Stock -- Restrictions on Transfer" for additional details regarding these restrictions and the exceptions and conditions to them.

     Ambassador. Subject to certain exceptions and conditions specified in the Ambassador Charter, no person may acquire or beneficially or constructively own shares of capital stock of Ambassador to the extent that such acquisition or beneficial or constructive ownership would result in Ambassador being "closely held" within the meaning of the Code, or otherwise failing to qualify as a REIT. In addition, the Ambassador Charter specifically provides that no holder may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Code and Rule 13d-3, more than 9.9% of the outstanding shares of Ambassador Common Stock.

AMENDMENT OF CHARTER DOCUMENTS AND BYLAWS

     Under the MGCL, unless otherwise provided in a corporation's charter, a proposed charter amendment requires an affirmative vote of two-thirds of the outstanding stock entitled to be cast on the matter. Under the MGCL, the power to adopt, alter, and repeal the bylaws is vested in the stockholders, except to the extent that the charter or the bylaws vest it in the board of directors.

     AIMCO. The AIMCO Charter provides that it may be amended upon the affirmative vote of a majority (or, as applicable, two-thirds) of the stock entitled to be cast generally in the election of directors ("voting stock"). The AIMCO Bylaws provide that they may be amended by vote of a majority of the AIMCO Board. An amendment to any provision of the AIMCO Bylaws relating to their repeal or the removal of directors may be effected only by the vote of two-thirds of the voting stock.

     Ambassador. The Ambassador Charter provides that it may be amended upon approval by the affirmative vote of the holders of a majority of the aggregate number of votes entitled to be cast generally in the election of directors, provided that amendment of certain specified provisions (those relating to common stock voting rights, classification of the board of directors and removal of directors) requires the affirmative vote of the holders of two-thirds of such votes, and amendment of certain other provisions (inapplicability of the MGCL's business combination statute and certain REIT requirements) requires the unanimous approval of the holders of the outstanding stock entitled to vote generally in the election of directors. The Ambassador Bylaws provide that they may be amended as provided in the Ambassador Charter, which provides that the Ambassador Board has the power to adopt, amend, alter, change and repeal any of the Ambassador Bylaws by vote of a majority of the directors of Ambassador then in office. The Ambassador Charter further provides that any adoption, amendment, alteration, change or repeal of the Ambassador Bylaws by the stockholders of Ambassador shall require the affirmative vote of a majority of the aggregate number of votes then entitled to be cast generally in the election of directors. The Ambassador Charter further provides that no such amendment, alteration, change or repeal of any provision of the Ambassador Bylaws (a) relating to the classification or removal of directors; (b) relating to the vote of stockholders required for amendment or repeal of the Ambassador Bylaws or (c) adopted by the stockholders subject to the condition that it may only be amended or repealed by vote of the stockholders, shall be effected without the vote of two-thirds of the aggregate number of such votes.

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

BUSINESS COMBINATIONS

     Generally, under the MGCL, the approval by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter is required for mergers, consolidations, share exchanges and any transfers of all or substantially all of the assets of a corporation, unless the charter increases or reduces the vote to not less than a majority. Neither the AIMCO Charter nor the Ambassador Charter alters the two-thirds vote requirement.

     Subtitle 6 of Title 3 of the MGCL prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, share exchanges, sales or dispositions of assets, issuances of stock, liquidations, reclassification and benefits from the corporation, including loans or guarantees) between a Maryland corporation and any interested stockholder (defined generally as any person who, directly or indirectly, beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation) for a period of five years after the most recent date such stockholder became an interested stockholder. After such five-year period, a business combination between a Maryland corporation and such interested stockholder is prohibited unless either certain "fair-price" provisions are complied with or the business combination is approved by certain supermajority stockholder votes. The MGCL restrictions do not apply to a business combination with an interested stockholder if such business combination is approved or exempted from the MGCL by a resolution of the board of directors adopted prior to the date on which the interested stockholder became an interested stockholder.

     A Maryland corporation also may adopt an amendment to its charter electing not to be subject to the business combination provisions of the MGCL in whole or in part. Any such amendment generally must be approved by the affirmative vote of at least 80 percent of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders.

     AIMCO. The AIMCO Board has not adopted a resolution to exempt AIMCO from the MGCL's restrictions and no amendment to the AIMCO Charter has been adopted, electing not to be subject to the business combination provisions of the MGCL.

     Ambassador. The Ambassador Charter provides that the business combination provisions of the MGCL, described above, shall be inapplicable to Ambassador.

APPRAISAL RIGHTS

     Under the MGCL, except as otherwise provided by the MGCL, stockholders have the right to demand and receive payment of the "fair value" of their stock in the event of (i) a merger or consolidation, (ii) a share exchange, (iii) a transfer of all or substantially all assets not in the ordinary course of business, (iv) an amendment to the charter which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and which substantially adversely affects the stockholder's rights, unless the right to do so is preserved by the charter (which it is not, in the case of each of AIMCO and is, in the case of Ambassador), (v) certain business combinations with interested stockholders or (vi) unless the charter or bylaws otherwise provide, after an approval by the stockholders of voting rights for control shares which constitute a majority of the voting power of the corporation. However, except as otherwise provided by the provisions of the MGCL regarding business combinations with interested stockholders, stockholders do not have appraisal rights if, among other things, the stock is listed on a national securities exchange (as is the case with respect to Ambassador and AIMCO).

PREEMPTIVE RIGHTS

     Neither AIMCO nor Ambassador stockholders have preemptive rights with respect to issuances of capital stock.

INDEMNIFICATION

     Under the MGCL, a corporation may indemnify any director or officer made a party to any proceeding unless it is established that (i) the director's or officer's act or omission was material to the matter giving rise
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

to the proceeding and was committed in bad faith or resulted from active and deliberate dishonesty, (ii) the director or officer actually received an improper benefit in money, property or services, or (iii) in the case of criminal proceedings, the director or officer had reasonable cause to believe the act or omission was unlawful.

     The MGCL provides that a determination must be made that a director or officer has met the standard of conduct set forth above before the director or officer may be indemnified. The determination may be made by a majority vote of disinterested directors, by special legal counsel (generally selected by the disinterested directors) or by the stockholders.

     The MGCL also establishes several mandatory rules for indemnification. In a stockholder derivative suit, a corporation may not indemnify a director or officer if he or she is adjudged to be liable to the corporation, except for expenses as determined by a court. A corporation may not indemnify a director or officer in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in his or her official capacity, in which the director is adjudged to be liable on the basis that personal benefit was improperly received, except for expenses as determined by a court. A director or officer who is successful, on the merits or otherwise, in the defense of any proceeding for which indemnification is permitted, must be indemnified by the corporation against reasonable expenses in connection with the proceeding (including attorneys' fees).

     The MGCL permits a corporation to advance reasonable expenses to directors and officers upon the director's or officer's written affirmation of his or her good faith belief that he or she has met the required standard of conduct and after his or her written undertaking to repay the corporation if it is determined that the standard has not been met.

     AIMCO. The AIMCO Charter provides that AIMCO will indemnify its directors and its officers to the fullest extent permitted by Maryland law. The AIMCO Charter provides further that AIMCO will indemnify any other persons permitted to be indemnified by the MGCL, including employees and agents, to the extent such indemnification is authorized and determined to be appropriate by the AIMCO Board, the majority of stockholders entitled to vote on the matter or special legal counsel appointed by the AIMCO Board.

     AIMCO has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require, among other things, that AIMCO indemnify its directors and officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

     Ambassador. The Ambassador Charter and the Ambassador Bylaws each provide that Ambassador shall indemnify its directors and officers to the fullest extent permitted by Maryland law. In addition, Ambassador shall pay or reimburse all reasonable expenses incurred by a director or officer in connection with any proceeding in which such person is a party because of any action alleged to have been taken or omitted in such capacity, to the fullest extent permitted by Maryland law. The Ambassador Charter and the Ambassador Bylaws each further provide that Ambassador may indemnify any other persons permitted but not required to be indemnified under Maryland law, if and to the extent indemnification is authorized and determined to be appropriate, in each case in accordance with applicable law.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     The MGCL provides that a corporation's charter may include a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for money damages except (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property, or services actually received or (ii) to the extent that a court finds that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

     AIMCO. The AIMCO Charter provides that its directors and officers have no personal liability to Ambassador or its stockholders for money damages to the maximum extent permitted by Maryland law.

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

     Ambassador. The Ambassador Charter provides that, to the fullest extent permitted by Maryland law, no person who at any time was or is a director or officer of Ambassador shall be personally liable to Ambassador or its stockholders for money damages.

CLASSIFIED BOARD OF DIRECTORS

     The MGCL permits, but does not require, a classified board of directors. Classification of directors has the effect of making it more difficult for stockholders to change the composition of a board of directors. More than one annual meeting of stockholders will generally be required to effect a change in the majority of a classified board. Such a delay may help ensure that incumbent directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer or other extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. On the other hand, the classification of directors may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest.

     AIMCO. The AIMCO Bylaws provide that directors are elected for one-year terms by the stockholders at their annual meeting. Consequently, AIMCO does not currently have a classified board of directors. The AIMCO Charter and Bylaws provide that AIMCO shall have at least three and not more than nine directors, which numbers may be amended in accordance with the AIMCO Bylaws, but shall not be less than three.

     Ambassador. Pursuant to the Ambassador Charter, the Ambassador Board is classified into three classes, as nearly equal in number as possible. The Ambassador Bylaws provide that each class of directors serves for a three-year term.

CUMULATIVE VOTING FOR DIRECTORS

     Neither AIMCO nor Ambassador uses cumulative voting in the election of directors.

REMOVAL OF DIRECTORS

     Under the MGCL, except as otherwise provided in a corporation's charter, the stockholders generally may remove any director, with or without cause, by the vote of a majority of all the votes entitled to be cast in the election of the directors.

     AIMCO. The AIMCO Charter provides that a director may be removed only for cause, and by the vote of two-thirds of all the votes entitled to be cast in the election of the directors.

     Ambassador. The Ambassador Charter provides that directors may be removed only for cause and only by the affirmative vote of two-thirds of the aggregate number of votes then entitled to be cast generally in the election of directors.

NEWLY CREATED DIRECTORSHIPS AND VACANCIES

     AIMCO. Consistent with the MGCL, the AIMCO Charter provides that a majority of the remaining directors, even if less than a quorum or, if applicable, a sole remaining director, may appoint a director to fill a vacancy which results from any cause except an increase in the number of directors, and a majority of the entire board may fill a vacancy which results from an increase in the number of directors. Any director elected to fill a vacancy shall serve until the next annual meeting of stockholders, upon which a successor director shall be elected to serve the remaining term, if any.

     Ambassador. The Ambassador Bylaws provide that vacancies on the Ambassador Board may be filled by the majority vote of the remaining directors then in office, even if less than a quorum of the Ambassador Board, or by the stockholders at a special meeting called for that purpose. Any director elected by the Ambassador Board to fill a vacancy shall serve until the next annual meeting of stockholders of Ambassador and until a successor shall have been elected and qualified, while any director elected by the stockholders to fill a vacancy shall serve the remaining term of the director seat filled by such election and until a successor shall have been elected and qualified.

SPECIAL MEETINGS

     AIMCO. The MGCL provides that a special meeting of stockholders may be called by the President or a majority of the AIMCO Board. The AIMCO Bylaws further provide that the Chairman or Vice Chairman may call a special meeting of stockholders. In addition, the MGCL provides that the Secretary shall call a special meeting of stockholders on the written request of stockholders entitled to cast at least 25% of all the votes entitled to be cast at the meeting.

     Ambassador. The Ambassador Bylaws provides that special meetings of stockholders may be called by resolution of the Ambassador Board or by the President of Ambassador, and shall be called by the President or the Secretary at the request in writing of one or more directors or of the holders of 25% or more of the issued and outstanding shares of capital stock of Ambassador entitled to be voted at the meeting, which request must state the purpose or purposes of the proposed meeting.

RIGHTS AGREEMENT

     Neither AIMCO nor Ambassador has adopted a stockholder rights or similar plan.

                                 LEGAL MATTERS

     Certain legal matters relating to the Merger will be passed upon for AIMCO by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for Ambassador by Altheimer & Gray, Chicago, Illinois. The validity of the AIMCO Common Stock offered hereby will be passed on for AIMCO by Piper & Marbury L.L.P., Baltimore, Maryland. Altheimer & Gray and Skadden, Arps, Slate, Meagher & Flom LLP may rely on Piper & Marbury L.L.P. as to certain matters of Maryland law.

                                    EXPERTS

     The consolidated financial statements of AIMCO appearing in AIMCO's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Ambassador Apartments, Inc. appearing in Ambassador's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


     The consolidated financial statements of Insignia Financial Group, Inc. for the year ended December 31, 1997 appearing in AIMCO's Current Report on Form 8-K dated March 17, 1998, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             STOCKHOLDER PROPOSALS

AIMCO

     Any proposals of AIMCO stockholders intended to be presented at AIMCO's 1998 Annual Meeting must have been received by AIMCO for inclusion in the proxy statement and form of proxy relating to the meeting not later than December 1, 1997. If the date of such annual meeting is advanced or delayed, AIMCO will comply with any applicable provision concerning submission of stockholder proposals under Regulation 14A under the Exchange Act.

AMBASSADOR

     In anticipation of completion of the Merger, Ambassador has not set a date for its annual meeting of stockholders for 1998 and anticipates postponing the holding of the annual meeting from the date prescribed in Ambassador's by-laws. If the Merger is not completed prior to July 31, 1998, Ambassador intends to set a date for an annual meeting at that time. Any proposals of Ambassador stockholders intended to be presented at Ambassador's 1998 Annual Meeting must have been received by Ambassador for inclusion in the proxy statement and form of proxy relating to the meeting not later than January 15, 1998. If the date of such annual meeting is advanced or delayed, Ambassador will comply with any applicable provision concerning submission of stockholder proposals under Regulation 14A under the Exchange Act.

                                                                      APPENDIX I

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                                      AND

                          AMBASSADOR APARTMENTS, INC.

                         Dated as of December 23, 1997

                          LIST OF DISCLOSURE SCHEDULES

AMBASSADOR DISCLOSURE SCHEDULES

Section 4.2 -- Subsidiaries
Section 4.3 -- Stock Plans
Section 4.4(b) -- Conflicts and Consents
Section 4.4(c) -- Statutory Approvals
Section 4.7 -- Litigation
Section 4.9 -- Taxes
Section 4.10 -- Employee Matters
Section 4.11 -- Environmental
Section 4.14 -- Properties
Section 6.1 -- Ambassador Budget
Section 7.12(b) -- Executive Compensation Plans

AIMCO DISCLOSURE SCHEDULES

Section 5.2 -- Subsidiaries
Section 5.3 -- Stock Plans
Section 5.4(b) -- Conflicts and Consent
Section 5.4(c) -- Statutory Approvals
Section 5.7 -- Litigations
Section 5.9 -- Taxes
Section 5.10 -- Employee Matters
Section 5.11 -- Environmental

                               TABLE OF CONTENTS

                                   ARTICLE I
                                   THE MERGER
               The Merger..................................................    1
Section 1.1
               Effects of the Merger.......................................    1
Section 1.2
               Effective Time of the Merger................................    2
Section 1.3

                                   ARTICLE II
                              TREATMENT OF SHARES
               Effect of the Merger on Capital Stock.......................    2
Section 2.1
               Issuance of New Certificates................................    3
Section 2.2

                                  ARTICLE III
                                  THE CLOSING
               Closing.....................................................    5
Section 3.1

                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF AMBASSADOR
               Organization and Qualification..............................    5
Section 4.1
               Subsidiaries................................................    6
Section 4.2
               Capitalization..............................................    6
Section 4.3
               Authority; Non-Contravention; Statutory Approvals;
               Compliance..................................................    7
Section 4.4
               Reports and Financial Statements............................    8
Section 4.5
               Absence of Certain Changes or Events........................    8
Section 4.6
               Litigation..................................................    9
Section 4.7
               Registration Statement and Proxy Statement..................    9
Section 4.8
               Tax Matters.................................................    9
Section 4.9
               Employee Matters; ERISA.....................................   11
Section 4.10
               Environmental Protection....................................   12
Section 4.11
               Vote Required...............................................   13
Section 4.12
               Opinion of Financial Advisor................................   13
Section 4.13
               Property....................................................   13
Section 4.14
               Ambassador Indebtedness.....................................   14
Section 4.15
               Ambassador Knowledge........................................   14
Section 4.16

                                   ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF AIMCO
               Organization and Qualification..............................   14
Section 5.1
               Subsidiaries................................................   14
Section 5.2
               Capitalization..............................................   14
Section 5.3
               Authority; Non-Contravention; Statutory Approvals;
               Compliance..................................................   15
Section 5.4
               Reports and Financial Statements............................   16
Section 5.5
               Absence of Certain Changes or Events........................   16
Section 5.6
               Litigation..................................................   17
Section 5.7
               Registration Statement and Proxy Statement..................   17
Section 5.8
               Tax Matters.................................................   17
Section 5.9
               Employee Matters; ERISA.....................................   18
Section 5.10
               Environmental Protection....................................   19
Section 5.11
               Properties..................................................   20
Section 5.12
               Vote Not Required...........................................   20
Section 5.13
               AIMCO Knowledge.............................................   20
Section 5.14

                                   ARTICLE VI
                     CONDUCT OF BUSINESS PENDING THE MERGER
               Covenants of Ambassador.....................................   20
Section 6.1
               Covenants of AIMCO..........................................   24
Section 6.2

                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS
               Access to Information.......................................   25
Section 7.1
               Proxy Statement and Registration Statement..................   25
Section 7.2
               Regulatory Matters..........................................   26
Section 7.3
               Shareholder Approval........................................   26
Section 7.4
               Directors' and Officers' Indemnification....................   26
Section 7.5
               Public Announcements........................................   27
Section 7.6
               Rule 145 Affiliates.........................................   27
Section 7.7
               Employee Agreements and Workforce Matters...................   28
Section 7.8
               Employee Benefit Plans......................................   28
Section 7.9
               Stock Option and Other Stock Plans..........................   28
Section 7.10
               No Solicitations............................................   29
Section 7.11
               Expenses....................................................   30
Section 7.12
               Tax-Free Status.............................................   31
Section 7.13
               Further Assurances..........................................   31
Section 7.14
               Interim Dividends...........................................   31
Section 7.15
               REIT Status.................................................   31
Section 7.16
               NYSE Listing................................................   31
Section 7.17
               OP Reorganization...........................................   31
Section 7.18
               Transfer Taxes..............................................   32
Section 7.19
               Payment of Ambassador Debt..................................   32
Section 7.20
               Best Efforts................................................   32
Section 7.21

                                  ARTICLE VIII
                                   CONDITIONS
               Conditions to Each Party's Obligation to Effect the
               Merger......................................................   32
Section 8.1
               Conditions to Obligation of AIMCO to Effect the Merger......   33
Section 8.2
               Conditions to Obligation of Ambassador to Effect the
               Merger......................................................   34
Section 8.3

                                   ARTICLE IX
                       TERMINATION, AMENDMENT AND WAIVER
               Termination.................................................   35
Section 9.1
               Effect of Termination.......................................   36
Section 9.2
               Termination Fee; Expenses...................................   36
Section 9.3
               Amendment...................................................   38
Section 9.4
               Waiver......................................................   38
Section 9.5

                                   ARTICLE X
                               GENERAL PROVISIONS
               Non-Survival; Effect of Representations and Warranties......   38
Section 10.1
               Brokers.....................................................   38
Section 10.2
               Notices.....................................................   39
Section 10.3
               Miscellaneous...............................................   39
Section 10.4
               Interpretation..............................................   40
Section 10.5
               Counterparts; Effect........................................   40
Section 10.6
               Parties' Interest...........................................   40
Section 10.7
               Waiver of Jury Trial and Certain Damages....................   40
Section 10.8
               Enforcement.................................................   40
Section 10.9
               Severability................................................   40
Section 10.10
               Anti-dilution...............................................   40
Section 10.11

                            INDEX OF PRINCIPAL TERMS

                            TERM                                PAGE
                            ----                                ----
Acquisition Proposal........................................     30
Affiliate...................................................     22
Affiliate Agreement.........................................     28
Aggregate Unissued Share Value..............................     31
Agreement...................................................      1
AIMCO.......................................................      1
AIMCO Articles..............................................      1
AIMCO Benefit Plans.........................................     18
AIMCO Class B Common Stock..................................     14
AIMCO Class B Preferred.....................................     14
AIMCO Class C Preferred.....................................     14
AIMCO Common Stock..........................................      2
AIMCO Disclosure Schedule...................................     14
AIMCO Financial Statements..................................     16
AIMCO Index Price...........................................      2
AIMCO Material Adverse Effect...............................     16
AIMCO Operating Partnership.................................      1
AIMCO Preferred Stock.......................................     14
AIMCO Required Consents.....................................     15
AIMCO Required Statutory Approvals..........................     15
AIMCO SEC Reports...........................................     16
AIMCO Subsidiary............................................     14
AIMCO Units.................................................      1
Ambassador..................................................      1
Ambassador Benefit Plans....................................     11
Ambassador Common Stock.....................................      2
Ambassador Disclosure Schedule..............................      5
Ambassador Employees........................................     28
Ambassador Financial Statements.............................      8
Ambassador Material Adverse Effect..........................      8
Ambassador Meeting..........................................     26
Ambassador Operating Partnership............................      1
Ambassador Preferred........................................      6
Ambassador Preferred Stock..................................      6
Ambassador Price............................................      2
Ambassador Properties.......................................     13
Ambassador Required Consents................................      7
Ambassador Required Statutory Approvals.....................      7
Ambassador SEC Reports......................................      8
Ambassador Shareholders' Approval...........................     13
Ambassador Stock Option.....................................     28
Ambassador Stock Plans......................................      6
Ambassador Subsidiary.......................................      6
Base Amount.................................................     36
Break-Up Expenses...........................................     37
Break-Up Fee................................................     36
Break-Up Fee ruling.........................................     51
Canceled Shares.............................................      3
Cash Amount.................................................      2
Certificate.................................................      3

                            TERM                                PAGE
                            ----                                ----
Certificates................................................      3
Change......................................................     28
CLNY........................................................     14
Closing.....................................................      5
Closing Agreement...........................................     10
Closing Date................................................      5
Code........................................................      1
Confidentiality Agreement...................................     25
Conversion Ratio............................................      2
Effective Time..............................................      2
Environmental Claim.........................................     12
Environmental Laws..........................................     13
Environmental Permits.......................................     12
ERISA.......................................................     11
Excess Common Stock.........................................      6
Excess Preferred Stock......................................      6
Exchange Act................................................      8
Exchange Agent..............................................      3
Exchange Agreement..........................................     21
Exchange Fund...............................................      3
Expense Fee Base Amount.....................................     37
Expense Fee Ruling..........................................     37
Final Order.................................................     32
FNMA........................................................     34
FNMA Consent................................................     34
FNMA Credit Enhancement.....................................     34
GAAP........................................................      8
Governmental Authority......................................      7
Hazardous Materials.........................................     13
HSR Act.....................................................     26
Indemnified Liabilities.....................................     26
Indemnified Parties.........................................     26
Indemnified Party...........................................     26
Individual Option Value.....................................     31
IRS.........................................................     11
Jupiter Redemption..........................................      3
LDP.........................................................     13
Line of Credit..............................................     14
Management Agreements.......................................     24
Manager.....................................................     13
Merger......................................................      1
Merrill Lynch...............................................     13
MGCL........................................................      2
Mortgages...................................................     13
NACC........................................................     14
Nomura Debt.................................................     14
NYSE........................................................      2
OP Reorganization...........................................      1
OP Units....................................................      1
PBGC........................................................     11
PCBs........................................................     13
Person......................................................      5

                            TERM                                PAGE
                            ----                                ----
Proxy Statement.............................................      9
Qualifying Income...........................................     36
Registration Rights Agreement...............................      1
Registration Statement......................................      9
Reimbursable Expenses.......................................     30
REIT........................................................      1
REIT Requirements...........................................     36
Release.....................................................     13
Representatives.............................................     25
SEC.........................................................      8
Securities Act..............................................      8
Subsidiary..................................................      5
Superior Proposal...........................................     30
Surviving Corporation.......................................      1
Surviving Corporation Stock Benefits........................     29
Tax Return..................................................      9
Tax Ruling..................................................     10
Taxes.......................................................      9
Termination Date............................................     35
Termination Year............................................     36
Transactions................................................      1
Violation...................................................      7
Voting Debt.................................................      6

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of December 23, 1997, by and between Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), and Ambassador Apartments, Inc., a Maryland corporation ("Ambassador").

     WHEREAS, the respective boards of directors of Ambassador and AIMCO have approved the merger of Ambassador with and into AIMCO, with AIMCO being the surviving corporation (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code");

     WHEREAS, in connection with the Merger, the following additional transactions will be effected (the Merger, together with the other documents, agreements and transactions contemplated by this Agreement, being referred to collectively herein as the "Transactions"): (i) AIMCO Properties, L.P., a Delaware limited partnership which is the operating partnership of AIMCO (the "AIMCO Operating Partnership"), and Ambassador Apartments, L.P., a Delaware limited partnership which is the operating partnership of Ambassador (the "Ambassador Operating Partnership") will use their reasonable best efforts to effect a business combination as contemplated by Section 7.18 hereof, with AIMCO Operating Partnership as the survivor (the "OP Reorganization") and will perform their respective obligations thereunder; and (ii) AIMCO will enter into a Registration Rights Agreement (the "Registration Rights Agreement"), with certain holders (after giving effect to the Merger and the OP Reorganization) of limited partnership interests in the Ambassador Operating Partnership ("OP Units") and/or AIMCO Common Stock (as defined in Section 2.1(a)) and/or limited partnership interests in the AIMCO Operating Partnership (the "AIMCO Units");

     WHEREAS, AIMCO, as the surviving corporation in the Merger intends that, following the Merger, it shall continue to be subject to taxation as a real estate investment trust (a "REIT") within the meaning of the Code; and

     WHEREAS, AIMCO and Ambassador desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.1 THE MERGER. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3), Ambassador shall be merged with and into AIMCO in accordance with the laws of the State of Maryland. AIMCO shall be the surviving corporation in the Merger and shall continue its corporate existence under the laws of the State of Maryland. AIMCO after the Effective Time is sometimes referred to herein as the "Surviving Corporation." The effects and the consequences of the Merger shall be as set forth in Section 1.2.

     Section 1.2 EFFECTS OF THE MERGER. At the Effective Time, (i) the Articles of Restatement of AIMCO (the "AIMCO Articles"), as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided by law and the AIMCO Articles,
(ii) the by-laws of AIMCO, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided by law, the AIMCO Articles, and such by-laws; and (iii) the directors and officers of AIMCO immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified. Subject to the foregoing, the additional effects of the Merger shall be as provided in the applicable provisions of the Maryland General Corporation Law ("MGCL").

     Section 1.3 EFFECTIVE TIME OF THE MERGER. On the Closing Date (as defined in Section 3.1), a certificate of merger and the articles of merger shall each be executed and filed by AIMCO and Ambassador with the Secretary of State of the State of Maryland pursuant to the MGCL. The Merger shall become effective upon the certification by the Secretary of State of the State of Maryland that the certificate of merger relating to the Merger has been duly filed (the "Effective Time").

                                   ARTICLE II

                              TREATMENT OF SHARES

     Section 2.1 EFFECT OF THE MERGER ON CAPITAL STOCK.

     (a) CAPITAL STOCK OF AMBASSADOR. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Ambassador (including the AIMCO Operating Partnership), subject to Section 2.1(b) and (c), each issued and outstanding share of Common Stock, par value $0.01 per share, of Ambassador ("Ambassador Common Stock"), other than shares of Ambassador Common Stock owned by AIMCO or Ambassador directly, shall be converted into and become that number of fully paid and nonassessable shares of Class A Common Stock, par value $0.01 per share, of AIMCO ("AIMCO Common Stock") equal to the Conversion Ratio. The term "Conversion Ratio" means the quotient (rounded to the nearest 1/1000) determined by dividing $21.00 (the "Ambassador Price") by the AIMCO Index Price (as defined below); provided however, if the Conversion Ratio is a number greater than 0.583, then the Conversion Ratio shall be deemed to be, at AIMCO's option, exercisable by written notice to Ambassador not later than three business days prior to the Effective Time, either (i) the Conversion Ratio as calculated hereunder, or (ii) 0.583 (so long as the Merger continues to qualify as a reorganization under Section 368(a) of the Code). The term "AIMCO Index Price" means the aggregate of the average of the high and low sales prices of AIMCO Common Stock (as reported on the New York Stock Exchange (the "NYSE") Composite Transactions reporting system as published in The Wall Street Journal or, if not published therein, in another authoritative source) on each of the twenty consecutive NYSE trading days ending the fifth NYSE trading day immediately preceding the Effective Time, divided by 20. All such shares of Ambassador Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate (as defined in Section 2.2(b)), formerly representing any such shares shall cease to have any rights with respect to such shares, except the right to receive shares of AIMCO Common Stock and cash, if any, contemplated by this Section 2.1 and cash in lieu of fractional shares and dividends and other distributions in accordance with Section 2.2.

     (b) EXCESS CONVERSION RATIO PAYMENT. If the Conversion Ratio (as calculated pursuant to the definition of Conversion Ratio without regard to the proviso thereof) is a number greater than 0.583 and AIMCO opts for the Conversion Ratio to equal 0.583, then upon conversion of Ambassador Common Stock into AIMCO Common Stock hereunder, AIMCO shall pay to each shareholder of Ambassador Common Stock (other than shares of Ambassador Common Stock beneficially owned by AIMCO or Ambassador either directly or through a wholly owned Subsidiary) for each share of Ambassador Common Stock held by such shareholder an amount in cash equal to (i) $21.00 minus (ii) the product of (x) the AIMCO Index Price and (y)
0.583 (the "Cash Amount").

     (c) CANCELLATION OF CERTAIN AMBASSADOR COMMON STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Ambassador, any shares of Ambassador Common Stock that are owned by Ambassador as treasury stock or by AIMCO shall be canceled and retired and shall cease to exist and no stock of AIMCO or other consideration shall be issued or delivered in exchange therefor.

     (d) REDEMPTION OF AMBASSADOR PREFERRED. Prior to the Effective Time, the Board of Directors of Ambassador shall call for redemption all outstanding shares of Ambassador Preferred (as defined in Section 4.3), in accordance with, and at a redemption price equal to the amount set forth in Section 8(a) of the Articles Supplementary of Ambassador with respect thereto, to be effective simultaneously with, and to be conditioned upon, the occurrence of, the Effective Time. Notwithstanding the foregoing, the parties understand and agree that the holders of such Ambassador Preferred shall nonetheless have the right to convert such stock into Ambassador Common Stock in the manner set forth in
Section 8(a) of such Articles Supplementary. To the extent any Ambassador Preferred shall not have been converted as of the Effective Time, AIMCO shall provide the funds for, and cause payment to be made in respect of, the redemption thereof on the date of the Effective Time.

     (e) JUPITER. At or prior to the Effective Time, Ambassador shall call for redemption the limited partnership interests not owned by Ambassador or its affiliates in Jupiter-I, L.P. and Jupiter-II, L.P. (the "Jupiter Redemption") in accordance with their respective partnership agreements and subject to and simultaneously with the Effective Time, the Surviving Corporation shall provide the funds for, and cause payment to be made in respect of, the redemption thereof upon the Effective Time.

     Section 2.2 ISSUANCE OF NEW CERTIFICATES.

     (a) DEPOSIT WITH EXCHANGE AGENT. As soon as practicable after the Effective Time, AIMCO shall deposit, in trust for the benefit of holders of Certificates, with Bank of Boston (the "Exchange Agent"), certificates representing shares of AIMCO Common Stock required to effect the issuance referred to in Section 2.1(a), together with the Cash Amount, if any, and the cash payable in respect of fractional shares pursuant to Section 2.2(d) (collectively, the "Exchange Fund"). The Exchange Fund shall not be used for any other purpose.

     (b) ISSUANCE PROCEDURES. As soon as practicable after the Effective Time, AIMCO shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates (the "Certificate" or the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Ambassador Common Stock (the "Canceled Shares") that were canceled and became instead the right to receive shares of AIMCO Common Stock pursuant to Section 2.1(a): (i) a letter of transmittal in customary and reasonable form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of AIMCO Common Stock. Without limitation to the rights under Section 2.2(c), upon surrender of a Certificate to the Exchange Agent for cancellation (or to such other agent or agents as may be appointed by AIMCO), together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall require, the holder of such Certificate shall be entitled to receive, with respect to the shares of Ambassador Common Stock formerly represented thereby, (A) a certificate or certificates representing that number of whole shares of AIMCO Common Stock which such holder has the right to receive pursuant to the provisions of Section 2.1(a), (B) the Cash Amount which such holder has the right to receive pursuant to Section 2.1(b) and (C) cash in lieu of fractional shares which such holder is entitled to receive pursuant to Section 2.2(d) hereof. In the event of a transfer of ownership of Canceled Shares which is not registered in the transfer records of Ambassador, a certificate representing the proper number of shares of AIMCO Common Stock may be issued to a transferee if the Certificate representing such Canceled Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this
Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of AIMCO Common Stock, the Cash Amount in respect thereof, and dividends and other distributions and cash in lieu of any fractional shares of AIMCO Common Stock as contemplated by this Section 2.2. If the OP Reorganization is consummated concurrently with the Merger, then concurrently with the issuance contemplated by this Section 2.2(b), the Surviving Corporation shall cause to be issued to the holders of OP Units, the limited partnership interests in the AIMCO Operating Partnership issuable upon consummation of the OP Reorganization.

     (c) DISTRIBUTIONS WITH RESPECT TO SHARES.

          (i) Each of AIMCO and Ambassador shall declare a dividend to their respective shareholders, the record date for which shall be the close of business on the last business day prior to the Effective Time.
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

     The dividend of each shall be equal to such party's most recent quarterly dividend rate, multiplied by the number of days elapsed since the last dividend record date through and including the Effective Time, and divided by 91. Such dividend shall be paid in the ordinary course of business consistent with the past practice of AIMCO or Ambassador, as the case may be, as to the manner and timing of payment. If payment of such dividends is made after the Effective Time, the Surviving Corporation shall pay such dividends to such holders. Concurrently with any such dividends on the Ambassador Common Stock, an equivalent OP Unit distribution shall be made.

          (ii) No dividends or other distributions declared or made after the Effective Time with respect to shares of AIMCO Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of AIMCO Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(d) until the holder of such Certificate shall surrender such Certificate. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of AIMCO Common Stock issued in consideration therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of AIMCO Common Stock to which such holder is entitled pursuant to Section 2.2(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of AIMCO Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of AIMCO Common Stock.

     (d) NO FRACTIONAL SECURITIES. No certificates or scrip representing fractional shares of AIMCO Common Stock shall be issued upon the surrender for exchange of Certificates and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of AIMCO Common Stock. A holder of Ambassador Common Stock who would otherwise have been entitled to a fractional share of AIMCO Common Stock shall be entitled to receive a cash payment in lieu of such fractional share in an amount equal to the product of such fraction multiplied by the AIMCO Index Price, without any interest thereon.

     (e) BOOK ENTRY. Notwithstanding any other provision of this Agreement, the letter of transmittal referred to in Section 2.2(b) may, at the option of AIMCO, provide for the ability of a holder of one or more Certificates to elect that shares of AIMCO Common Stock to be received in exchange for the Canceled Shares formerly represented by such surrendered Certificates be issued in uncertificated form or to elect that such shares of AIMCO Common Stock be credited to an account established for the holder under the dividend reinvestment and stock purchase plan of AIMCO.

     (f) CLOSING OF TRANSFER BOOKS; ETC. From and after the Effective Time, the stock transfer books of Ambassador shall be closed and no registration of any transfer of any capital stock of Ambassador shall thereafter be made on the records of Ambassador. If, after the Effective Time, Certificates are presented to AIMCO, they shall be canceled and exchanged for certificates representing the appropriate number of shares of AIMCO Common Stock, the appropriate Cash Amount, if any, with respect thereof and cash in lieu of fractional shares and dividends and other distributions, as provided in this Section 2.2. Shares of AIMCO Common Stock issued in the Merger shall be issued as of, and be deemed to be outstanding as of, the Effective Time. AIMCO shall cause all such shares of AIMCO Common Stock issued pursuant to the Merger to be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. In the event any Certificate(s) shall have been lost, stolen or destroyed, upon the making of any affidavit of that fact by the person claiming such Certificate(s) to be lost, stolen or destroyed and, if reasonably required by AIMCO, upon the posting by such person of a bond in such amount as reasonably determined as indemnity against any claim that may be made against it with respect to such Certificate(s), the Exchange Agent will issue in respect of such lost, stolen or destroyed Certificate(s), the consideration to be received by virtue of the Merger with respect to the AIMCO Common Stock represented thereby (subject to the payment of cash in lieu of fractional shares in accordance herewith) and such person shall be entitled to the voting, dividend and other distribution rights provided herein with respect thereto. Appropriate procedures shall be established by AIMCO and the Exchange Agent so that each holder of a Certificate at the Effective Time shall be entitled to vote on all matters subject to the vote of holders of AIMCO Common Stock with a record date on or after the date of the Effective Time, whether or not such Certificate holder shall have surrendered Certificates in accordance with the provisions of this Agreement. For purposes of the immediately preceding sentence, AIMCO may rely conclusively on the shareholder records of the Ambassador in determining the identity of, and the number of Ambassador Common Shares held by, each holder of a Certificate at the Effective Time.

     (g) TERMINATION OF EXCHANGE AGENT. Any certificates representing shares of AIMCO Common Stock deposited with the Exchange Agent pursuant to Section 2.2(a) and not exchanged within one year after the Effective Time pursuant to this
Section 2.2 shall be returned by the Exchange Agent to AIMCO, which shall thereafter act as Exchange Agent. All funds held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of one year from the Effective Time shall be returned to AIMCO; after which time any holder of unsurrendered Certificates shall look only to AIMCO for payment of such funds to which such holder may be due, subject to applicable law. AIMCO shall not be liable to any person for such shares or funds delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. As used in this Agreement, the term "Person" shall mean any natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or entity of any kind.

                                  ARTICLE III

                                  THE CLOSING

     Section III.1 CLOSING. The closing of the Merger (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 333 West Wacker Drive, Chicago, Illinois, at 10:00 A.M., local time, on the fifth NYSE trading day immediately following the date on which the last of the conditions set forth in Article VIII hereof is first fulfilled or has been waived, provided that all such conditions continue to be so satisfied or waived on such fifth trading day, and if not so satisfied or waived, the Closing shall be automatically extended from time to time until the first subsequent trading day on which all such conditions are again so satisfied or waived, subject, however, to Article IX hereof, or at such other time, date and place as AIMCO and Ambassador shall mutually agree (the "Closing Date"); provided however, that unless AIMCO otherwise agrees (in which event, all closing conditions and representations and warranties related to the matters referred to in Section 8.1(h) shall be deemed satisfied), the Closing and the Effective Time shall not occur prior to April 28, 1998, unless the condition set forth in Section 8.1(h) is satisfied prior to such time.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF AMBASSADOR

     Ambassador makes the following representations and warranties to AIMCO. Except as set forth in the letter of even date herewith signed by the President and the Chief Executive Officer of Ambassador on behalf of Ambassador and delivered to AIMCO concurrently herewith (the "Ambassador Disclosure Schedule") or as set forth in the Ambassador SEC Reports (as defined below):

     Section 4.1 ORGANIZATION AND QUALIFICATION. Ambassador and each of the Ambassador Subsidiaries (as defined below) is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Ambassador and each Subsidiary of Ambassador has all requisite power and authority, and has been duly authorized by all necessary approvals and orders to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary other than any of the foregoing would not have an Ambassador Material Adverse Effect (as defined in Section 4.6). As used in this Agreement, the term "Subsidiary" of a person shall mean any corporation or other entity (including partnerships and other business associations) of which at least a majority of the voting power represented by the outstanding capital stock or other voting securities or interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or entity shall at the time be held, directly or indirectly, by such person. The term "Ambassador Subsidiary" shall mean the Ambassador Operating Partnership and each other Subsidiary of Ambassador in which Ambassador's equity investment exceeds $250,000.

     Section 4.2 SUBSIDIARIES. Section 4.2 of the Ambassador Disclosure Schedule sets forth a list as of the date hereof of all the Ambassador Subsidiaries. Except as set forth in Section 4.2 of the Ambassador Disclosure Schedule, all of the issued and outstanding shares of capital stock of each Ambassador Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned, directly or indirectly, by Ambassador free and clear of any liens, claims, encumbrances, security interests, charges and options of any nature whatsoever and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any such Ambassador Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment.

     Section 4.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of Ambassador consists of (i) 100,000,000 shares of Ambassador Common Stock, par value $0.01 per share, (ii) 20,000,000 shares of Preferred Stock, par value $0.01 per share ("Ambassador Preferred"), and (iii) 120,000,000 shares of Excess Stock, par value $0.01 per share, of which 100,000,000 shares shall be designated Excess Common Stock ("Excess Common Stock") and 20,000,000 shares shall be designated Excess Preferred Stock ("Excess Preferred Stock") (Ambassador Preferred, Excess Common Stock and Excess Preferred Stock hereinafter collectively referred to as "Ambassador Preferred Stock"). At the close of business on December 20, 1997 (i) 10,552,180 shares of Ambassador Common Stock were issued, and not more than 2,319,000 shares of Ambassador Common Stock were reserved for issuance pursuant to The 1994 Stock Incentive Plan for Officers, Directors and Key Employees of Ambassador Apartments, Inc., Ambassador Apartments, L.P. and Subsidiaries, as amended, The 1996 Stock Incentive Plan for Officers, Directors and Key Employees of Ambassador Apartments, Inc., Ambassador Apartments, L.P. and Subsidiaries, and The 1997 Stock Incentive Plan for Officers, Directors and Key Employees of Ambassador Apartments, Inc., Ambassador Apartments, L.P. and Subsidiaries (such Plans, collectively, the "Ambassador Stock Plans"), (ii) 447,510 shares of Ambassador Common Stock are subject to outstanding options under the Ambassador Stock Plans, (iii) no shares of Ambassador Common Stock were held by Ambassador in its treasury or by its wholly owned Subsidiaries, (iv) 1,351,351 shares of Ambassador Preferred were issued and of such issued shares, none were held by Ambassador in its treasury or by its wholly owned Subsidiaries, (v) no shares of Excess Common Stock were outstanding, (vi) 895,318 shares of Ambassador Common Stock were reserved for issuance upon the exchange of outstanding OP Units,
(vii) no shares of Excess Preferred Stock were outstanding, (viii) 925,006 shares of Ambassador Common Stock were reserved for issuance upon the exchange of outstanding limited partnership interests in Jupiter I, L.P., (ix) 270,227 shares of Ambassador Common Stock were reserved for issuance upon the exchange of outstanding limited partnership interests in Jupiter II, L.P. and (x) no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders may vote ("Voting Debt"), were issued or outstanding. All outstanding shares of Ambassador Common Stock and Ambassador Preferred Stock are validly issued, fully paid and nonassessable and are not subject to preemptive rights. As of the date hereof, except as set forth in Section 4.3 of the Ambassador Disclosure Schedule or pursuant to this Agreement and the Ambassador Stock Plans, there are no options, warrants, calls, rights, commitments or agreements of any character to which Ambassador or any Subsidiary of Ambassador is a party or by which any of them are bound obligating Ambassador or any Subsidiary of Ambassador to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt securities of Ambassador or any Subsidiary of Ambassador or obligating Ambassador or any Subsidiary of Ambassador to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Each share of outstanding Ambassador Preferred is by its terms redeemable by Ambassador, for cash or Ambassador Common Stock, after certain times for a stated value or percentage of issue price, plus accrued and unpaid dividends. Except as set forth in Section 4.3 of the Ambassador Disclosure Schedule, or other than in connection with the Ambassador Stock Plans, after the Effective Time, there will be no option, warrant, call, right, commitment or agreement obligating Ambassador or any Subsidiary of Ambassador to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or any Voting Debt of Ambassador or any Subsidiary of Ambassador, or obligating Ambassador or any Subsidiary of Ambassador to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

     Section 4.4 AUTHORITY; NON-CONTRAVENTION; STATUTORY APPROVALS; COMPLIANCE.

     (a) AUTHORITY. Ambassador has all requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the applicable Ambassador Shareholders' Approval (as defined in Section 4.12) and the applicable Ambassador Required Statutory Approvals (as defined in Section 4.4(c)), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Ambassador of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Ambassador, subject to obtaining the applicable Ambassador Shareholders' Approval. This Agreement has been duly and validly executed and delivered by Ambassador and, assuming the due authorization, execution and delivery hereof by AIMCO, constitutes the valid and binding obligation of Ambassador enforceable against it in accordance with the terms of this Agreement.

     (b) NON-CONTRAVENTION. Except as set forth in Section 4.4(b) of the Ambassador Disclosure Schedule, the execution and delivery of this Agreement by Ambassador does not, and the consummation of the transactions contemplated hereby will not, in any respect, violate, conflict with or result in a material breach of any provision of, or constitute a material default (with or without notice or lapse of time or both) under, or result in the termination or modification of, or accelerate the performance required by, or result in a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit, including tax exempt financing status, under, or result in the creation of any material lien, security interest, charge or encumbrance upon any of the properties or assets of Ambassador or any of the Ambassador Subsidiaries (any such violation, conflict, breach, default, right of termination, modification, cancellation or acceleration, loss or creation, is referred to herein as a "Violation" with respect to Ambassador and such term when used in
Article V having a correlative meaning with respect to AIMCO) pursuant to any provisions of (i) the Articles of Incorporation, by-laws or similar governing documents of Ambassador or any of the Ambassador Subsidiaries, (ii) subject to obtaining the Ambassador Required Statutory Approvals and the receipt of the Ambassador Shareholders' Approval, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority (as defined in Section 4.4(c)) applicable to Ambassador or any of the Ambassador Subsidiaries or any of their respective properties or assets or (iii) subject to obtaining the third-party consents set forth in
Section 4.4(b) of the Ambassador Disclosure Schedule (the "Ambassador Required Consents"), any material note, bond, mortgage, indenture, credit enhancement agreement, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Ambassador or any of the Ambassador Subsidiaries is a party or by which it or any of its properties or assets may be bound or affected, except in the case of clause (ii) or (iii) for any such Violation which would not have an Ambassador Material Adverse Effect. Without any implication that the contrary would otherwise be true, the foregoing representation and warranty does not address the financial, business, operation or like matters of AIMCO or any of its Subsidiaries or, from and after the Effective Time, the Surviving Corporation or any of its Subsidiaries.

     (c) STATUTORY APPROVALS. No declaration, filing or registration with, or notice to or authorization, consent or approval of, any court, federal, state, local or foreign governmental or regulatory body (including the United States Department of Housing and Urban Development, a stock exchange or other self-regulatory body) or authority (each, a "Governmental Authority" expressly excluding for purposes of this definition the Federal National Mortgage Association, state or local municipal finance authorities and other similar quasi-governmental entities) is necessary for the execution and delivery of this Agreement by Ambassador or the consummation by Ambassador of the transactions contemplated hereby except as described in Section 4.4(c) of the Ambassador Disclosure Schedule or the failure of which to obtain would not result in an Ambassador Material Adverse Effect (the "Ambassador Required Statutory Approvals," it being understood that references in this Agreement to "obtaining" such Ambassador Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

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

     (d) COMPLIANCE. Except as set forth in Section 4.4(b) of the Ambassador Disclosure Schedule, or as disclosed in the Ambassador SEC Reports (as defined in Section 4.5) filed prior to the date hereof, neither Ambassador nor any of the Ambassador Subsidiaries is, to the knowledge of Ambassador, in violation of or under investigation with respect to any violation of, or has been given written notice of, or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority, except for violations or possible violations which individually or in the aggregate would not have an Ambassador Material Adverse Effect. Except as set forth in Section 4.4(b) of the Ambassador Disclosure Schedule or as disclosed in the Ambassador SEC Reports filed prior to the date hereof, Ambassador and the Ambassador Subsidiaries have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted other than those permits, licenses, franchises and other governmental authorizations, consents and approvals the failure of which to possess would not have an Ambassador Material Adverse Effect. Ambassador and each of the Ambassador Subsidiaries is not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default by Ambassador or any Ambassador Subsidiary under (i) its articles of incorporation or by-laws or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which it is a party or by which Ambassador or any Ambassador Subsidiary is bound or to which any of its property is subject, except for possible violations, breaches or defaults which individually or in the aggregate would not have an Ambassador Material Adverse Effect. No representation or warranty is made with respect to the Americans with Disabilities Act.

     Section 4.5 REPORTS AND FINANCIAL STATEMENTS. The filings required to be made by Ambassador and the Ambassador Subsidiaries since August 24, 1994 under the Securities Act of 1933, as amended (the "Securities Act"); the Securities Exchange Act of 1934, as amended (the "Exchange Act"); have been filed with the Securities and Exchange Commission (the "SEC") including all forms, statements, reports, all documents, exhibits, amendments and supplements appertaining thereto, and complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statutes and the rules and regulations thereunder. "Ambassador SEC Reports" shall mean each report, schedule, registration statement and definitive proxy statement filed with the SEC by Ambassador pursuant to the requirements of the Securities Act or Exchange Act since August 24, 1994 (as such documents have since the time of their filing been amended). As of their respective dates, the Ambassador SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Ambassador included in the Ambassador SEC Reports (collectively, the "Ambassador Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present, in all material respects, the financial position of Ambassador as of the dates thereof and the results of its operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal, recurring audit and year-end adjustments. True, accurate and complete copies of the Articles of Incorporation and by-laws of Ambassador, as in effect on the date hereof, are included (or incorporated by reference) in the Ambassador SEC Reports.

     Section 4.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the Ambassador SEC Reports filed prior to the date hereof, since December 31, 1996, Ambassador and each of the Ambassador Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice and there has not been any Ambassador Material Adverse Effect. For purposes of this Agreement, a "Ambassador Material Adverse Effect" shall mean the existence of any fact or condition (other than as disclosed in the Ambassador SEC Reports filed prior to the date hereof or as set forth in the Ambassador Disclosure Schedule) which has had or is reasonably likely to have a material adverse effect on the business, assets, financial condition, results of operations or prospects of Ambassador and the Ambassador Subsidiaries taken as a whole; provided, however, that adverse effects on the business, assets, financial condition, results of operations or prospects of Ambassador or the Ambassador Subsidiaries due to general economic conditions or conditions affecting generally the multi-family apartment property market or any of the markets in which Ambassador operates shall not be deemed to be an Ambassador Material Adverse Effect and shall not be taken into account in determining the existence of an Ambassador Material Adverse Effect.

     Section 4.7 LITIGATION. Except as disclosed in the Ambassador SEC Reports filed prior to the date hereof or as set forth in Sections 4.7, 4.9 or 4.11 of the Ambassador Disclosure Schedule, (a) there are no claims, suits, actions or proceedings by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator, pending or, to the knowledge of Ambassador, threatened, nor are there, to the knowledge of Ambassador, any investigations or reviews by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator pending or threatened, against, relating to or affecting Ambassador or any of the Ambassador Subsidiaries which would have an Ambassador Material Adverse Effect, (b) there have not been any significant developments since December 31, 1996 with respect to such disclosed claims, suits, actions, proceedings, investigations or reviews that would have an Ambassador Material Adverse Effect and (c) there are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator specifically applicable to Ambassador or any of the Ambassador Subsidiaries, except for such that would not have an Ambassador Material Adverse Effect. The challenge asserted by an advisor to certain investors who held Class B certificates in TEB Municipal Trust I (on behalf of such investors) has been settled and releases have been obtained from such advisor (on behalf of such investors) and Ambassador is not aware that any party intends to bring any claim, suit, action or proceeding concerning Ambassador's actions with respect to such Class B certificates.

     Section 4.8 REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information supplied or to be supplied by or on behalf of Ambassador for inclusion or incorporation by reference in (a) the registration statement on Form S-4 or S-8 or any post-effective amendment to a registration statement on Form S-4 or S-8 to be filed with the SEC by AIMCO in connection with the issuance of shares of AIMCO Common Stock in the Merger (as amended or supplemented, the "Registration Statement") will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the proxy statement, in definitive form, relating to the meeting of Ambassador shareholders to be held in connection with the Merger and the transactions related thereto (as amended or supplemented, the "Proxy Statement") will, at the dates mailed to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

     Section 4.9 TAX MATTERS. "Taxes," as used in this Agreement, means any federal, state, county, local or foreign taxes, charges, fees, levies or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by any governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes. "Tax Return," as used in this Agreement, means a report, return or other information required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Ambassador or any Ambassador Subsidiary or AIMCO or any AIMCO Subsidiary, as the case may be.

     Except as set forth in Section 4.9 of the Ambassador Disclosure Schedule and except as would not result in an Ambassador Material Adverse Effect:

          (a) FILING OF TIMELY TAX RETURNS. Ambassador and each of the Ambassador Subsidiaries have filed (or there has been filed on its behalf) all Tax Returns required to be filed by each of them under applicable law. All such Tax Returns were and are in all material respects true, complete and correct and filed on a timely basis.

          (b) PAYMENT OF TAXES. Ambassador and each of the Ambassador Subsidiaries have, within the time and in the manner prescribed by law, paid all Taxes that are currently due and payable, except for those contested in good faith and for which adequate reserves have been taken.

          (c) TAX RESERVES. Ambassador and the Ambassador Subsidiaries have established on their books and records reserves adequate to pay all Taxes and reserves for deferred income taxes in accordance with GAAP.

          (d) TAX LIENS. There are no Tax liens upon the assets of Ambassador or any of the Ambassador Subsidiaries except liens for Taxes not yet due.

          (e) WITHHOLDING TAXES. Ambassador and each of the Ambassador Subsidiaries have complied in all material respects with the provisions of the Code relating to the withholding of Taxes, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld and paid over to the proper governmental authorities all amounts required.

          (f) REIT CLASSIFICATION. At all times since the initial public offering of Ambassador, Ambassador has been organized and operated in conformity with the REIT Requirements (as defined in Section 9.3(a)).

          (g) AUDIT, ADMINISTRATIVE AND COURT PROCEEDINGS. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of Ambassador or any of the Ambassador Subsidiaries.

          (h) TAX RULINGS. Neither Ambassador nor any of the Ambassador Subsidiaries has received a Tax Ruling (as defined below) or entered into a Closing Agreement (as defined below) with any taxing authority. "Tax Ruling," as used in this Agreement, shall mean a written ruling of a taxing authority relating to Taxes. "Closing Agreement," as used in this Agreement, shall mean a written and legally binding agreement with a taxing authority relating to Taxes.

          (i) TAX SHARING AGREEMENTS. Except as between affiliates of Ambassador as set forth in Section 4.2 of the Ambassador Disclosure Schedule, neither Ambassador nor any Ambassador Subsidiary is a party to any agreement relating to allocating or sharing of Taxes.

          (j) CODE SECTION 280G. Neither Ambassador nor any of the Ambassador Subsidiaries is a party to any agreement, contract or arrangement that could result in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code or any amount that would be non-deductible pursuant to Section 162(m) of the Code.

          (k) LIABILITY FOR OTHERS. Neither Ambassador nor any of the Ambassador Subsidiaries has any liability for Taxes of any person other than Ambassador and the Ambassador Subsidiaries (i) under Treasury Regulations
     Section 1.1502-6 (or any similar provision of state, local or foreign law),
     (ii) by contract, or (iii) otherwise.

          (l) SECTION 341(F). Neither Ambassador nor any of the Ambassador Subsidiaries has, with regard to any assets or property held or acquired by any of them, filed a consent to the application of Section 341(f)(2) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by Ambassador or any of the Ambassador Subsidiaries.

          (m) BUILT-IN GAINS. None of Ambassador or the Ambassador Subsidiaries has a net unrealized built-in gain within the meaning of Section 1374(d)(1) of the Code that would be subject to IRS Notice 88-19.

          (n) SUBCHAPTER C. None of Ambassador or the Ambassador Subsidiaries has any earnings and profits accumulated in any non-REIT year within the meaning of Section 857 of the Code.

     Section 4.10 EMPLOYEE MATTERS; ERISA. Except as set forth in Section 4.10 of the Ambassador Disclosure Schedule:

          (a) BENEFIT PLANS. As of the date hereof, Section 4.10(a) of the Ambassador Disclosure Schedule contains a true and complete list of each written material employment agreement, employee benefit plan, policy or agreement covering employees, former employees or directors of Ambassador and each of the Ambassador Subsidiaries or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and any severance or change in control agreement (collectively, the "Ambassador Benefit Plans"). Since September 30, 1997, there have been no new plans adopted nor changes, additions or modification to any existing plan.

          (b) CONTRIBUTIONS. All material contributions and other payments required to have been made by Ambassador or any of the Ambassador Subsidiaries to any Ambassador Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the Ambassador Financial Statements.

          (c) QUALIFICATION; COMPLIANCE. Each of the Ambassador Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service (the "IRS") to be so qualified, and, to the knowledge of Ambassador, no circumstances exist that are reasonably expected by Ambassador to result in the revocation of any such determination. Ambassador is in compliance in all material respects with, and each of the Ambassador Benefit Plans is and has been operated in all material respects in compliance with, all applicable laws, rules and regulations governing such plan, including, without limitation, ERISA and the Code. Each Ambassador Benefit Plan intended to provide for the deferral of income, the reduction of salary or other compensation, or to afford other income tax benefits, complies with the requirements of the applicable provisions of the Code or other laws, rules and regulations required to provide such income tax benefits. No prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available with respect to any Ambassador Benefit Plan, and which could give rise to liability on the part of Ambassador, any Ambassador Benefit Plan, or any fiduciary, party in interest or disqualified person with respect thereto that would be material to Ambassador or would be material to Ambassador if it were Ambassador's liability.

          (d) LIABILITIES. With respect to the Ambassador Benefit Plans, individually and in the aggregate, no event has occurred, and, to the knowledge of Ambassador, there does not now exist any condition or set of circumstances, that could reasonably subject Ambassador or any of the Ambassador Subsidiaries to any material liability arising under the Code, ERISA or any other applicable law (including, without limitation, any liability to any such plan or the Pension Benefit Guaranty Corporation (the "PBGC")), or under any indemnity agreement to which Ambassador or any of the Ambassador Subsidiaries is a party, excluding liability relating to benefit claims and funding obligations payable in the ordinary course.

          (e) WELFARE PLANS. Other than continuation coverage required to be provided under Section 4980B of the Code or Part 6 of Title I of ERISA or otherwise as provided by state law, none of the Ambassador Benefit Plans that are "welfare plans," within the meaning of Section 3(1) of ERISA, provide for any benefits with respect to current or former employees for periods extending beyond their retirement or other termination of service which would have an Ambassador Material Adverse Effect,

          (f) PAYMENTS RESULTING FROM THE MERGER. The consummation or announcement of any transaction contemplated by this Agreement will not (either alone or as a pre-condition to and upon the occurrence of any additional or further acts or events, including, without limitation, the termination of employment of any officers, directors, employees or agents of Ambassador or any of the Ambassador Subsidiaries) result in any (i) payment (whether of severance pay or otherwise) becoming due from Ambassador or any of the Ambassador Subsidiaries to any officer, employee, former employee or director thereof or to the trustee under any "rabbi trust" or similar arrangement, or (ii) benefit under any Ambassador Benefit Plan becoming accelerated, vested or payable.

          (g) BREACHES CUMULATIVE. No inaccuracy of any of the foregoing representations and warranties in this Section 4.10 shall be deemed to exist unless such inaccuracy, either individually or with other inaccuracies of this Section 4.10, would be deemed material to Ambassador and its Subsidiaries taken as a whole.

     Section 4.11 ENVIRONMENTAL PROTECTION.

     (a) Except as set forth in Section 4.11 of the Ambassador Disclosure Schedule or in the Ambassador SEC Reports filed prior to the date hereof:

          (i) COMPLIANCE. Ambassador and each of the Ambassador Subsidiaries is in compliance with all applicable Environmental Laws (as defined in Section 4.11(b)(ii)) and neither Ambassador nor any of the Ambassador Subsidiaries has received any written communication from any person or Governmental Authority that alleges that Ambassador or any of the Ambassador Subsidiaries is not in such compliance with applicable Environmental Laws except in each foregoing case where the failure to so comply would not have an Ambassador Material Adverse Effect. To the knowledge of Ambassador, compliance with all applicable Environmental Laws will not require Ambassador or any Ambassador Subsidiary to incur costs in excess of amounts reserved against in the Ambassador Financial Statements, which excess would result in an Ambassador Material Adverse Effect.

          (ii) ENVIRONMENTAL PERMITS. Ambassador and each of the Ambassador Subsidiaries has obtained or has applied for all environmental, health and safety permits and governmental authorizations (collectively, the "Environmental Permits") necessary for the construction of their facilities or the conduct of their operations except where the failure to so obtain would not have an Ambassador Material Adverse Effect, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and Ambassador and the Ambassador Subsidiaries are in material compliance with all terms and conditions of all such Environmental Permits.

          (iii) ENVIRONMENTAL CLAIMS. There is no Environmental Claim (as defined in Section 4.11(b)(i)) which would have an Ambassador Material Adverse Effect pending (A) against Ambassador or any of the Ambassador Subsidiaries, (B) to the knowledge of Ambassador, against any person or entity whose liability for any Environmental Claim Ambassador or any of the Ambassador Subsidiaries has or may have retained or assumed either contractually or by operation of law, or (C) or, to the knowledge of Ambassador, against any real or personal property or operations which Ambassador or any of the Ambassador Subsidiaries owns, leases or manages, in whole or in part.

          (iv) RELEASES. Ambassador has no knowledge of any Releases (as defined in Section 4.11(b)(iv)) of any Hazardous Material (as defined in Section 4.11(b)(iii)) that would be reasonably likely to form the basis of any Environmental Claim against Ambassador or any of the Ambassador Subsidiaries or against any person or entity whose liability for any Environmental Claim Ambassador or any of the Ambassador Subsidiaries has retained or assumed either contractually or by operation of law except for any such Environmental Claim which would not have an Ambassador Material Adverse Effect.

          (v) PREDECESSORS. Ambassador has no knowledge, with respect to any predecessor of Ambassador or any of the Ambassador Subsidiaries of any pending or threatened Environmental Claim which would have an Ambassador Material Adverse Effect, or of any Release of Hazardous Materials that would be reasonably likely to form the basis of any Environmental Claim which would have an Ambassador Material Adverse Effect.

     (b) DEFINITIONS. As used in this Agreement:

          (i) "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation (in each case in writing) by any person or entity (including any Governmental Authority) alleging potential liability (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (A) the presence, Release or threatened Release into the environment of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by Ambassador or any of the Ambassador Subsidiaries (for purposes of this Section 4.11) or by AIMCO or any of the AIMCO Subsidiaries (for purposes of Section 5.11); or (B) circumstances known to Ambassador (for purposes of this Section 4.11) or known to AIMCO (for purposes of Section 5.11) to form the basis of any violation or alleged violation of any Environmental Law or (C) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials, in each case as known to Ambassador (for purposes of this Section 4.11) or known to AIMCO (for purposes of Section 5.11).

          (ii) "Environmental Laws" means all federal, state and local laws, rules and regulations relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

          (iii) "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls ("PCBs"); (B) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import under any Environmental Law and (C) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which Ambassador or any of the Ambassador Subsidiaries operates (for purposes of this Section 4.11) or AIMCO or any of the AIMCO Subsidiaries operates (for purposes of Section 5.11).

          (iv) "Release" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

     Section 4.12 VOTE REQUIRED. Provided that the Ambassador Preferred Stock has been redeemed pursuant to Section 2.1, the affirmative vote of the holders of at least two-thirds of the shares of Ambassador Common Stock outstanding on the record date for the meeting at which such vote is taken (the "Ambassador Shareholders' Approval") is the only vote of the holders of any class or series of the capital stock of Ambassador or any of its Subsidiaries that is required to approve this Agreement, the Merger and the other transactions contemplated hereby.

     Section 4.13 OPINION OF FINANCIAL ADVISOR. Ambassador has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), dated as of the date hereof, to the effect that, as of the date hereof, the consideration to be received by the holders of Ambassador Common Stock (other than AIMCO and its affiliates) in the Merger is fair from a financial point of view.

     Section 4.14 PROPERTY.

     (a) TRANSFERABILITY. The properties listed in Section 4.14 of the Ambassador Disclosure Schedule are all the real estate properties owned by Ambassador or a Subsidiary of Ambassador (the "Ambassador Properties"). Each outstanding loan secured by an Ambassador Property (the "Mortgages") is listed opposite such Ambassador Property in Section 4.14 of the Ambassador Disclosure Schedule, and lists, individually, the unpaid principal on the Mortgage and the accrued but unpaid interest, if delinquent, on the Mortgage.

     (b) NO LDP'S. None of Ambassador, any Subsidiary of Ambassador or any party which manages an Ambassador Property (a "Manager") is subject to any limited denial of participation ("LDP") issued by the United States Department of Housing and Urban Development, or any office or agency thereof, and Ambassador knows of no facts which could reasonably be expected to result in an LDP being issued to Ambassador, any Subsidiary of Ambassador or any Manager, in any case which would be material to Ambassador and its Subsidiaries taken as a whole.

     Section 4.15 AMBASSADOR INDEBTEDNESS.

     (a) CREDIT LYONNAIS DEBT. As of November 30, 1997 the aggregate principal on the unsecured revolving credit facility (the "Line of Credit") with Credit Lyonnais New York Branch ("CLNY") incurred pursuant to that certain line of credit agreement entered into as of May 28, 1997 and amended on June 27, 1997, was $2,010,000.

     (b) NOMURA DEBT. As of November 30, 1997 the aggregate principal on the secured revolving credit facility (the "Nomura Debt") with Nomura Asset Capital Corporation ("NACC") incurred pursuant to that loan agreement entered into as of June 22, 1997 and amended on September 30, 1997, was $35,250,000.

     Section 4.16 AMBASSADOR KNOWLEDGE. For the purposes hereof, the knowledge of Ambassador and its Subsidiaries shall be limited to the actual knowledge of the senior executive officers of Ambassador.

                                   ARTICLE V

                    REPRESENTATIONS AND WARRANTIES OF AIMCO

     AIMCO makes the following representations and warranties to Ambassador. Except as set forth in the letter of even date herewith signed by the President of AIMCO on behalf of AIMCO and delivered to Ambassador concurrently herewith (the "AIMCO Disclosure Schedule") or as set forth in the AIMCO SEC Reports (as defined in Section 5.5):

     Section 5.1 ORGANIZATION AND QUALIFICATION. AIMCO and each of the AIMCO Subsidiaries (as defined below) is a corporation or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. AIMCO and each Subsidiary of AIMCO has all requisite power and authority, and has been duly authorized by all necessary approvals and orders to own, lease and operate its assets and properties to the extent owned, leased and operated and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its assets and properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify would not have an AIMCO Material Adverse Effect (as defined in Section 5.6). As used in this Agreement, the term "AIMCO Subsidiary" shall mean a Subsidiary of AIMCO in which AIMCO's equity investment exceeds $250,000.

     Section 5.2 SUBSIDIARIES. Section 5.2 of the AIMCO Disclosure Schedule sets forth a list as of the date hereof of all the AIMCO Subsidiaries. Except as set forth in Section 5.2 of the AIMCO Disclosure Schedule, all of the issued and outstanding shares of capital stock of each AIMCO Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned, directly or indirectly, by AIMCO free and clear of any liens, claims, encumbrances, security interests, charges and options of any nature whatsoever, and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any such AIMCO Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment.

     Section 5.3 CAPITALIZATION. As of the date hereof, the authorized capital stock of AIMCO consists of (i) 150,000,000 shares of AIMCO Common Stock, par value $0.01 per share, (ii) 425,000 shares of Class B Common Stock, par value $0.01 per share (the "AIMCO Class B Common Stock"), (iii) 750,000 shares of Class B Cumulative Convertible Preferred Stock, par value $0.01 per share (the "AIMCO Class B Preferred") and (iv) 2,760,000 shares of Class C Cumulative Preferred Stock, par value $0.01 per share (the "AIMCO Class C Preferred" and, together with the AIMCO Class B Common Stock, the "AIMCO Preferred Stock"). At the close of business on December 20, 1997, (i) 40,000,326 shares of AIMCO Common Stock were issued and outstanding, and of such issued shares, none were held by AIMCO in its treasury or by its wholly owned Subsidiaries, (ii) 325,000 shares of AIMCO Class B Common Stock were issued and outstanding, and of such issued shares, none were held by AIMCO in its treasury or by its wholly owned Subsidiaries, (iii) 750,000 shares of AIMCO Class B Preferred were issued and outstanding, and of such issued shares, none were held by AIMCO in its treasury or by its wholly owned Subsidiaries, (iv) no shares of AIMCO Class C Preferred were issued and outstanding, (v) 4,938,710 shares of AIMCO Common Stock were reserved for issuance upon the exchange of units of limited partnership in the AIMCO Operating Partnership, (vi) 325,000 shares of AIMCO Common Stock were reserved for issuance upon conversion of the AIMCO Class B Common Stock, (vii) 953,645 shares of AIMCO Common Stock were reserved for issuance upon exercise of outstanding options, (viii) 2,463,053 shares of AIMCO Common Stock were reserved for issuance upon conversion of AIMCO Class B Preferred Stock, (ix) 2,400,000 shares of AIMCO Class C Preferred were reserved for issuance upon the consummation of an offering expected to close on December 23, 1997, and (x) no Voting Debt was issued or outstanding. All outstanding shares of AIMCO Common Stock and AIMCO Preferred Stock are validly issued, fully paid and nonassessable and are not subject to preemptive rights. As of the date hereof, except as disclosed in the AIMCO SEC Reports filed prior to the date hereof or as set forth in Section 5.3 of the AIMCO Disclosure Schedule or pursuant to this Agreement and the AIMCO Benefit Plans, there are no options, warrants, calls, rights, commitments or agreements of any character to which AIMCO or any Subsidiary of AIMCO is a party or by which any of them are bound obligating AIMCO or any Subsidiary of AIMCO to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or any Voting Debt securities of AIMCO or any Subsidiary of AIMCO or obligating AIMCO or any Subsidiary of AIMCO to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

     Section 5.4 AUTHORITY; NON-CONTRAVENTION; STATUTORY APPROVALS; COMPLIANCE.

     (a) AUTHORITY. AIMCO has all requisite corporate power and authority to enter into this Agreement and the applicable AIMCO Required Statutory Approvals (as defined in Section 5.4(c)), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by AIMCO of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of AIMCO, subject to obtaining the applicable AIMCO Shareholders' Approval. This Agreement has been duly and validly executed and delivered by AIMCO and, assuming the due authorization, execution and delivery hereof by Ambassador, constitutes the valid and binding obligation of AIMCO enforceable against it in accordance with the terms of this Agreement.

     (b) NON-CONTRAVENTION. Except as set forth in Section 5.4(b) of the AIMCO Disclosure Schedule, the execution and delivery of this Agreement by AIMCO does not, and the consummation of the transactions contemplated hereby will not, result in a Violation with respect to AIMCO or any of the AIMCO Subsidiaries pursuant to any provisions of (i) the certificate of incorporation, by-laws or similar governing documents of AIMCO or any of the AIMCO Subsidiaries, (ii) subject to obtaining the AIMCO Required Statutory Approvals, any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to AIMCO or any of the AIMCO Subsidiaries or any of their respective properties or assets or (iii) subject to obtaining the third-party consents set forth in Section 5.4(b) of the AIMCO Disclosure Schedule (the "AIMCO Required Consents"), any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which AIMCO or any of the AIMCO Subsidiaries is a party or by which it or any of its properties or assets may be bound or affected, except in the case of clause
(ii) or (iii) for any such Violation which would not have an AIMCO Material Adverse Effect.

     (c) STATUTORY APPROVALS. No declaration, filing or registration with, or notice to or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by AIMCO or the consummation by AIMCO of the transactions contemplated hereby except as described in Section 5.4(c) of the AIMCO Disclosure Schedule or the failure of which to obtain would not result in an AIMCO Material Adverse Effect (the "AIMCO Required Statutory Approvals," it being understood that references in this Agreement to "obtaining" such AIMCO Required Statutory Approvals shall mean making such declarations, filings or registrations; giving such notices; obtaining such authorizations, consents or approvals; and having such waiting periods expire as are necessary to avoid a violation of law).

     (d) COMPLIANCE. Except as set forth in Section 5.7 of the AIMCO Disclosure Schedule or as disclosed in the AIMCO SEC Reports filed prior to the date hereof, neither AIMCO nor any of the AIMCO Subsidiaries is, to the knowledge of AIMCO, in violation of or under investigation with respect to any violation of, or has been given written notice of, or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority, except for possible violations which individually or in the aggregate would not have an AIMCO Material Adverse Effect. Except as disclosed in the AIMCO SEC Reports filed prior to the date hereof, AIMCO and the AIMCO Subsidiaries have all permits, licenses, franchises and other governmental authorizations, consents and approvals necessary to conduct their businesses as presently conducted other than those permits, licenses, franchises and other governmental authorizations, consents and approvals the failure of which to possess would not have an AIMCO Material Adverse Effect. AIMCO and each of the AIMCO Subsidiaries is not in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default by AIMCO or any AIMCO Subsidiary under (i) its certificate of incorporation or by-laws or (ii) any contract, commitment, agreement, indenture, mortgage, loan agreement, note, lease, bond, license, approval or other instrument to which it is a party or by which AIMCO or any AIMCO Subsidiary is bound or to which any of its property is subject, except for possible violations, breaches or defaults which individually or in the aggregate would not have an AIMCO Material Adverse Effect. No representation or warranty is made with respect to the Americans with Disabilities Act.

     Section 5.5 REPORTS AND FINANCIAL STATEMENTS. The filings required to be made by AIMCO and the AIMCO Subsidiaries since December 31, 1996 under the Securities Act, the Exchange Act and applicable state laws and regulations have been filed with the SEC or the appropriate state commission, as the case may be, including all forms, statements, reports, all documents, exhibits, amendments and supplements appertaining thereto, and complied, as of their respective dates, in all material respects with all applicable requirements of the appropriate statutes and the rules and regulations thereunder, except for such filings the failure of which to have been made or to so comply would not result in an AIMCO Material Adverse Effect. "AIMCO SEC Reports" shall mean each report, schedule, registration statement and definitive proxy statement filed with the SEC by AIMCO pursuant to the requirements of the Securities Act or Exchange Act since December 31, 1994 as such documents have since the time of their filing been amended. As of their respective dates, the AIMCO SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of AIMCO included in the AIMCO SEC Reports (collectively, the "AIMCO Financial Statements") have been prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present, in all material respects, the financial position of AIMCO as of the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal, recurring audit and year-end adjustments. True, accurate and complete copies of the AIMCO Articles and AIMCO By-Laws, as in effect on the date hereof, are included (or incorporated by reference) in the AIMCO SEC Reports.

     Section 5.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the AIMCO SEC Reports filed prior to the date hereof, since December 31, 1996, AIMCO and each of the AIMCO Subsidiaries have conducted their business only in the ordinary course of business (except for acquisitions and dispositions) and there has not been any AIMCO Material Adverse Effect. For purposes of this Agreement, an "AIMCO Material Adverse Effect" shall mean the existence of any fact or condition (other than as disclosed in the AIMCO SEC Reports filed prior to the date hereof or as set forth in the AIMCO Disclosure Schedule) which has or is reasonably likely to have a material adverse effect on the business, assets, financial condition, results of operations or prospects of AIMCO and the AIMCO Subsidiaries taken as a whole, provided, however, that adverse effects on the business, assets, financial condition, results of operations or prospects of AIMCO and the AIMCO Subsidiaries taken as a whole due to general economic conditions or conditions affecting generally the multi-family apartment property market in which AIMCO operates shall not be deemed to be an

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

AIMCO Material Adverse Effect and shall not be taken into account in determining the existence of an AIMCO Material Adverse Effect.

     Section 5.7 LITIGATION. Except as disclosed in the AIMCO SEC Reports filed prior to the date hereof or as disclosed in Section 5.7 of the AIMCO Disclosure Schedule, (a) there are no claims, suits, actions or proceedings by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator, pending or, to the knowledge of AIMCO, threatened, nor are there, to the knowledge of AIMCO, any investigations or reviews by any court, governmental department, commission, agency, instrumentality or authority or any arbitrator pending or threatened against, relating to or affecting AIMCO or any of the AIMCO Subsidiaries which would have an AIMCO Material Adverse Effect, (b) there have not been any significant developments since December 31, 1996 with respect to such disclosed claims, suits, actions, proceedings, investigations or reviews that would have an AIMCO Material Adverse Effect and (c) there are no judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or authority or any arbitrator specifically applicable to AIMCO or any of the AIMCO Subsidiaries, except for such that would not have an AIMCO Material Adverse Effect.

     Section 5.8 REGISTRATION STATEMENT AND PROXY STATEMENT. None of the information supplied or to be supplied by or on behalf of AIMCO for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed by AIMCO with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Proxy Statement will, at the dates mailed to shareholders and at the times of the meetings of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

     Section 5.9 TAX MATTERS. Except as set forth in Section 5.9 of the AIMCO Disclosure Schedule and except as would not result in an AIMCO Material Adverse
Effect:

          (a) FILING OF TIMELY TAX RETURNS. AIMCO and each of the AIMCO Subsidiaries have filed (or there has been filed on its behalf) all Tax Returns required to be filed by each of them under applicable law. All such Tax Returns were and are in all material respects true, complete and correct and filed on a timely basis.

          (b) PAYMENT OF TAXES. AIMCO and each of the AIMCO Subsidiaries have, within the time and in the manner prescribed by law, paid all Taxes that are currently due and payable, except for those contested in good faith and for which adequate reserves have been taken.

          (c) TAX RESERVES. AIMCO and the AIMCO Subsidiaries have established on their books and records reserves adequate to pay all Taxes and reserves for deferred income taxes in accordance with GAAP.

          (d) TAX LIENS. There are no Tax liens upon the assets of AIMCO or any of the AIMCO Subsidiaries except liens for Taxes not yet due.

          (e) WITHHOLDING TAXES. AIMCO and each of the AIMCO Subsidiaries have complied in all material respects with the provisions of the Code relating to the withholding of Taxes, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld and paid over to the proper governmental authorities all amounts required.

          (f) REIT CLASSIFICATION. At all times since the initial public offering of AIMCO, AIMCO has been organized and operated in conformity with the REIT Requirements and its proposed method of operation will enable it to continue to meet the REIT Requirements.

          (g) CONTINUATION AS REIT. The execution or delivery by AIMCO of this Agreement and the consummation by AIMCO of the transactions contemplated hereby or compliance with or fulfillment of
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

     terms and provisions hereof by AIMCO, will not adversely affect the qualification of AIMCO as a REIT, for each taxable year ending on or after the date of this Agreement.

          (h) AUDIT, ADMINISTRATIVE AND COURT PROCEEDINGS. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of AIMCO or any of the AIMCO Subsidiaries.

          (i) TAX RULINGS. Neither AIMCO nor any of the AIMCO Subsidiaries has a pending Tax Ruling or has entered into a Closing Agreement with any taxing authority.

          (j) TAX SHARING AGREEMENTS. Except as between affiliates of AIMCO as set forth in Section 5.2 of the AIMCO Disclosure Schedule, neither AIMCO nor any AIMCO Subsidiary is a party to any agreement relating to allocating or sharing of Taxes.

          (k) CODE SECTION 280G. Except for the AIMCO Benefit Plans, neither AIMCO nor any of the AIMCO Subsidiaries is a party to any agreement, contract or arrangement that could result in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code or any amount that would be non-deductible pursuant to Section 162(m) of the Code.

          (l) LIABILITY FOR OTHERS. Neither AIMCO nor any of the AIMCO Subsidiaries has any liability for Taxes of any person other than AIMCO and the AIMCO Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) by contract, or
     (iii) otherwise.

          (m) SECTION 341(F). Neither AIMCO nor any of the AIMCO Subsidiaries has, with regard to any assets or property held or acquired by any of them, filed a consent to the application of Section 341(f)(2) of the Code, or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by AIMCO or any of the AIMCO Subsidiaries.

     Section 5.10 EMPLOYEE MATTERS; ERISA. Except as set forth in Section 5.10 of the AIMCO Disclosure Schedule:

          (a) BENEFIT PLANS. As of the date hereof, Section 5.10(a) of the AIMCO Disclosure Schedule contains a true and complete list of each written material employee benefit plan, policy or agreement covering employees, former employees or directors of AIMCO and each of the AIMCO Subsidiaries or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of ERISA and any severance or change in control agreement (collectively, the "AIMCO Benefit Plans"). Since September 30, 1997, there have been no new plans adopted nor changes, additions or modification to any existing plan.

          (b) CONTRIBUTIONS. All material contributions and other payments required to be made by AIMCO or any of the AIMCO Subsidiaries to any AIMCO Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the AIMCO Financial Statements.

          (c) QUALIFICATION; COMPLIANCE. Each of the AIMCO Benefit Plans intended to be"qualified" within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified, and, to the knowledge of AIMCO, no circumstances exist that are reasonably expected by AIMCO to result in the revocation of any such determination. AIMCO is in compliance in all material respects with, and each of the AIMCO Benefit Plans is and has been operated in all material respects in compliance with, all applicable laws, rules and regulations governing such plan, including, without limitation, ERISA and the Code. Each AIMCO Benefit Plan intended to provide for the deferral of income, the reduction of salary or other compensation, or to afford other income tax benefits, complies with the requirements of the applicable provisions of the Code or other laws, rules and regulations required to provide such income tax benefits. No prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available with respect to any AIMCO

     Benefit Plan, and which could give rise to liability on the part of AIMCO, any AIMCO Benefit Plan, or any fiduciary, party in interest or disqualified person with respect thereto that would be material to AIMCO or would be material to AIMCO if it were AIMCO's liability.

          (d) LIABILITIES. With respect to the AIMCO Benefit Plans, individually and in the aggregate, no event has occurred, and, to the knowledge of AIMCO, there does not now exist any condition or set of circumstances, that could subject AIMCO or any of the AIMCO Subsidiaries to any material liability arising under the Code, ERISA or any other applicable law (including, without limitation, any liability to any such plan or the PBGC), or under any indemnity agreement to which AIMCO or any of the AIMCO Subsidiaries is a party, excluding liability for benefit claims and funding obligations payable in the ordinary course.

          (e) WELFARE PLANS. Other than continuation coverage required to be provided under Section 4980B of the Code or Part 6 of Title I of ERISA or otherwise as provided by state law, none of the AIMCO Benefit Plans that are "welfare plans," within the meaning of Section 3(1) of ERISA, provide for any benefits with respect to current or former employees for periods extending beyond their retirement or other termination of service which would have an AIMCO Material Adverse Effect.

          (f) PAYMENTS RESULTING FROM THE MERGER. The consummation or announcement of any transaction contemplated by this Agreement will not (either alone or as a pre-condition to and upon the occurrence of any additional or further acts or events, including, without limitation, the termination of employment of any officers, directors, employees or agents of AIMCO or any of the AIMCO Subsidiaries) result in any (i) payment (whether of severance pay or otherwise) becoming due from AIMCO or any of the AIMCO Subsidiaries to any officer, employee, former employee or director thereof or to the trustee under any "rabbi trust" or similar arrangement, or (ii) benefit under any AIMCO Benefit Plan becoming accelerated, vested or payable.

          (g) BREACHES CUMULATIVE. No inaccuracy of any of the foregoing representations and warranties in this Section 5.10 shall be deemed to exist unless such inaccuracy, either individually or with other inaccuracies of this Section 5.10, would be deemed material to AIMCO and its Subsidiaries taken as a whole.

     Section 5.11 ENVIRONMENTAL PROTECTION.

     (a) Except as set forth in Section 5.11 of the AIMCO Disclosure Schedule or in the AIMCO SEC Reports filed prior to the date hereof:

          (i) COMPLIANCE. AIMCO and each of the AIMCO Subsidiaries is in compliance with all applicable Environmental Laws and neither AIMCO nor any of the AIMCO Subsidiaries has received any written communication from any person or Governmental Authority that alleges that AIMCO or any of the AIMCO Subsidiaries is not in such compliance with applicable Environmental Laws except in each foregoing case where the failure to so comply would not have an AIMCO Material Adverse Effect. To the knowledge of AIMCO, compliance with all applicable Environmental Laws will not require AIMCO or any AIMCO Subsidiary to incur costs in excess of amounts reserved against in the AIMCO Financial Statements, which excess would result in an AIMCO Material Adverse Effect.

          (ii) ENVIRONMENTAL PERMITS. AIMCO and each of the AIMCO Subsidiaries has obtained or has applied for all Environmental Permits necessary for the construction of their facilities or the conduct of their operations except where the failure to so obtain would not have an AIMCO Material Adverse Effect, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and AIMCO and the AIMCO Subsidiaries are in material compliance with all terms and conditions of all such Environmental Permits.

          (iii) ENVIRONMENTAL CLAIMS. There is no Environmental Claim which would have an AIMCO Material Adverse Effect pending (A) against AIMCO or any of the AIMCO Subsidiaries, (B) to the knowledge of AIMCO, against any person or entity whose liability for any Environmental Claim AIMCO or any of the AIMCO Subsidiaries has or may have retained or assumed either contractually or by

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

     operation of law, or (C) or, to the knowledge of AIMCO against any real or personal property or operations which AIMCO or any of the AIMCO Subsidiaries owns, leases or manages, in whole or in part.

          (iv) RELEASES. AIMCO has no knowledge of any Releases of any Hazardous Material that would be reasonably likely to form the basis of any Environmental Claim against AIMCO or any of the AIMCO Subsidiaries or against any person or entity whose liability for any Environmental Claim AIMCO or any of the AIMCO Subsidiaries retained or assumed either contractually or by operation of law except for any such Environmental Claim which would not have an AIMCO Material Adverse Effect.

          (v) PREDECESSORS. AIMCO has no knowledge, with respect to any predecessor of AIMCO or any of the AIMCO Subsidiaries of any pending or threatened, Environmental Claim which would have an AIMCO Material Adverse Effect or threatened, or of any Release of Hazardous Materials that would be reasonably likely to form the basis of any Environmental Claim which would have an AIMCO Material Adverse Effect.

     Section 5.12 PROPERTIES. Neither AIMCO nor any Subsidiary of AIMCO is subject to any LDP, and AIMCO knows of no facts which could reasonably be expected to result in an LDP being issued to AIMCO or any Subsidiary of AIMCO.

     Section 5.13 VOTE NOT REQUIRED. The approval of this Agreement, the Merger and the issuance of the AIMCO Common Stock to be issued in the Merger and the other transactions contemplated hereby, does not require the vote of the holders of any class or series of the capital stock of AIMCO or any of its Subsidiaries.

     Section 5.14 AIMCO KNOWLEDGE. For the purposes hereof, the knowledge of AIMCO and its Subsidiaries shall be limited to the actual knowledge of the senior executive officers of AIMCO.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     Section 6.1 COVENANTS OF AMBASSADOR. Ambassador agrees, as to itself and as to each of its Subsidiaries, that after the date hereof and prior to the Effective Time or earlier termination of this Agreement, (i) except as expressly contemplated or permitted in this Agreement, (ii) except as AIMCO may otherwise agree in writing (which decision regarding agreement shall be made as soon as reasonably practicable and which agreement shall not be unreasonably withheld) and (iii) except as otherwise set forth in the Ambassador Disclosure Schedule, the Ambassador SEC Reports or Section 6.1 of the Ambassador Disclosure Schedule; provided, however, Ambassador shall confer on a regular and frequent basis with representatives of AIMCO in the course of Ambassador's implementation of the policies enumerated in Section 6.1 of the Ambassador Disclosure Schedule:

          (a) ORDINARY COURSE OF BUSINESS. Ambassador shall, and shall cause its respective Subsidiaries to, subject to the other provisions of this Agreement, (i) carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and (ii) use all commercially reasonable efforts (but which shall not require the payment of money) to preserve intact their present business organizations, preserve relationships with customers, suppliers and others having business dealings with them, take all actions necessary to continue to qualify as a REIT, and subject to prudent management of work force needs and ongoing programs currently in force, keep available the services of their present officers and employees, provided, however, that nothing shall prohibit Ambassador or any of its Subsidiaries from transferring operations to Ambassador or any of its wholly owned Subsidiaries. Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, enter into a new line of business involving any material investment of assets or resources of, or any material exposure to liability or loss to, Ambassador and the Ambassador Subsidiaries taken as a whole.

          (b) DIVIDENDS. Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, (i) declare or pay any dividends on or make other distributions in respect of any of their capital stock other than to Ambassador or Ambassador's Subsidiaries other than (A) dividends required to be paid on any Ambassador Preferred Stock in accordance with the terms thereof, (B) regular quarterly dividends and distributions on Ambassador Common Stock and OP Units with usual record and payment dates not, during any period of any fiscal year, in excess of the quarterly dividend most recently declared on such stock and units as of the date hereof; provided however, that Ambassador shall declare and pay the dividend provided in Section 2.2(c)(i) hereof, and the OP Unit distribution contemplated by Section 2.2(c)(i) shall be made, and (C) dividends necessary to maintain Ambassador's status as a REIT under the Code, (ii) split, combine or reclassify any of their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of their capital stock as a class or (iii) except as set forth in Section 6.1 of the Ambassador Disclosure Schedule, redeem, repurchase or otherwise acquire any shares of their capital stock, other than (A) redemptions, purchases or acquisitions required by the terms of any series of Ambassador Preferred Stock or (B) for the purpose of funding employee stock ownership plans in accordance with past practice. Notwithstanding the foregoing, Ambassador may redeem the Ambassador Preferred pursuant to the provisions of Section 2.1, effect the conversion of the Ambassador Preferred into Ambassador Common Stock in accordance with the terms of the Ambassador Preferred, and issue shares of Ambassador Common Stock in exchange for the Ambassador OP Units (or make cash payments in respect thereof as contemplated by that certain Exchange Rights Agreement of Ambassador, as amended (the "Exchange Agreement")).

          (c) ISSUANCE OF SECURITIES. Except as set forth in Section 6.1 of the Ambassador Disclosure Schedule and except pursuant to outstanding options, rights, agreements, obligations and commitments as disclosed in the Ambassador SEC Reports or the Ambassador Disclosure Schedule or pursuant to the terms of the Ambassador Preferred, the Exchange Agreement, or the Registration Rights Agreements (as defined in the Ambassador Disclosure Schedule), Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, issue, agree to issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, sale, award, pledge, disposal or other encumbrance of, any shares of their capital stock of any class or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares or convertible or exchangeable securities, other than (i) intercompany issuances of capital stock and (ii) issuances in the ordinary course of business consistent with past practice of up to 10,000 shares of (or options on) Ambassador Common Stock during any fiscal year to be issued pursuant to employee benefit plans, stock option and other incentive compensation plans, directors plans and stock purchase and dividend reinvestment plans existing prior to the date hereof and heretofore disclosed to AIMCO or issuances pursuant to plans adopted after the date hereof which shall be reasonably acceptable to AIMCO. The parties shall promptly furnish to each other such information as may be reasonably requested including financial information and take such action as may be reasonably necessary and otherwise fully cooperate with each other in the preparation of any registration statement under the Securities Act and other documents necessary in connection with the issuance of securities as contemplated by this Section 6.1, subject to obtaining customary indemnities.

          (d) CHARTER DOCUMENTS. Ambassador shall not amend or propose to amend its charter, by-laws or regulations, or similar organic documents, except as contemplated herein.

          (e) NO ACQUISITIONS. Except as set forth in Section 6.1 of the Ambassador Disclosure Schedule, Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, acquire, or publicly propose to acquire, or agree to acquire, by merger or consolidation with, or by purchase or otherwise, an equity interest in or a substantial portion of the assets of, any business or any corporation, partnership, association or other business organization or division thereof, nor shall Ambassador acquire or agree to acquire a material amount of assets, other than in the ordinary course of business consistent with past practice.

          (f) CAPITAL EXPENDITURES. Except as required by law, Ambassador shall not, nor shall Ambassador permit any Subsidiary of Ambassador to, make capital expenditures during any fiscal year (other than recurring and rehabilitation capital expenditures made in the ordinary and usual course of business) in excess of the amount budgeted for capital expenditures for such fiscal year or as set forth in Section 6.1 of the Ambassador Disclosure Schedule.

          (g) NO DISPOSITIONS. Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, sell or dispose of any of their assets other than dispositions in the ordinary course of business consistent with past practice.

          (h) INDEBTEDNESS. Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, incur or guarantee any indebtedness for borrowed money or enter into any "keep well" or other agreement to maintain the financial condition of another person or entity other than (i) indebtedness or guarantees or "keep well" or other agreements in the ordinary course of business consistent with past practice (including without limitation, the issuance of commercial paper, the use of existing credit facilities or hedging activities), (ii) as set forth in item 5 of
     Section 6.1 of the Ambassador Disclosure Schedule, (iii) arrangements between Ambassador and its Subsidiaries or among its Subsidiaries, (iv) except as set forth in Section 6.1 of the Ambassador Disclosure Schedule,
     (v) in connection with the refunding, refinancing, securitization or purchase of existing indebtedness, (vi) in connection with the redemption of the Ambassador Preferred as set forth in Section 2.1, or (vii) as may be necessary in connection with acquisitions or capital expenditures provided for in Section 6.1 of the Ambassador Disclosure Schedule.

          (i) COMPENSATION, BENEFITS. Except as may be required by applicable law or as set forth in Section 6.1 of the Ambassador Disclosure Schedule, Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, (i) enter into, adopt or amend or increase the amount or accelerate the payment or vesting of any benefit or amount payable under, any employee benefit plan or other employee benefit contract, agreement or binding commitment, policy, arrangement or plan or trust, or fund maintained by, contributed to or entered into by Ambassador or any of its Subsidiaries or increase, or enter into any employee benefit contract, agreement, or binding commitment or arrangement to increase in any manner, the compensation or fringe benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any director, officer or other employee of Ambassador or any of its Subsidiaries, except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to Ambassador or any of its Subsidiaries;
     (ii) enter into or amend any employment, severance or special pay arrangement with respect to the termination of employment with any director or officer or other employee other than in the ordinary course of business consistent with past practice; or (iii) deposit into any trust (including any "rabbi trust") amounts in respect of any employee benefit obligations or obligations to directors; provided that transfers into any trust, other than a rabbi or other trust with respect to any non-qualified deferred compensation, may be made in accordance with past practice.

          (j) ACCOUNTING. Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, make any changes in their accounting methods, except as required by law, rule, regulation, the SEC or GAAP.

          (k) AFFILIATE TRANSACTIONS. Except as set forth in Section 6.1 of the Ambassador Disclosure Schedule, Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, enter into any material agreement or arrangement with any of their Affiliates (other than wholly owned Subsidiaries) on terms materially less favorable to such party than could be reasonably expected to have been obtained with an unaffiliated third-party on an arm's length basis. As used in this Agreement, the term "Affiliate," except where otherwise defined herein, shall mean, as to any person, any other person which directly or indirectly controls, or is under common control with, or is controlled by, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

          (l) COOPERATION, NOTIFICATION. Ambassador shall, subject to applicable law (i) confer on a regular and frequent basis with one or more representatives of AIMCO to discuss material operational matters and the general status of its ongoing operations, (ii) promptly notify AIMCO of any significant changes in its business, properties, assets, condition (financial or other), results of operations or prospects, and (iii) promptly provide AIMCO with copies of all filings made by Ambassador or any of its Subsidiaries with any state or federal court, administrative agency, commission or other Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

          (m) THIRD-PARTY CONSENTS. Ambassador shall, and shall cause its Subsidiaries to, use all commercially reasonable efforts (but shall not be required prior to the Effective Time to pay any money or incur any liabilities) to obtain the FNMA Consent (as defined herein) and all other Ambassador Required Consents as requested by AIMCO (it being understood and agreed that the failure to obtain such other Ambassador Required Consents is not a default hereunder or a condition to AIMCO's obligation to consummate the Merger). Ambassador shall promptly notify AIMCO of any failure or prospective failure to obtain any such consents and, if requested by AIMCO, shall provide copies of all Ambassador Required Consents obtained by Ambassador to AIMCO. Upon the Effective Time, all assumption, transfer and other fees and charges incurred or necessary in connection therewith, and all costs and expenses related thereto, shall be borne by the Surviving Corporation.

          (n) NO BREACH, ETC. Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, willfully take any action that would or is reasonably likely to result in a failure of the conditions set forth in Sections 8.2(a) or 8.2(b) hereof.

          (o) CONTRACTS. Ambassador shall not, nor shall Ambassador permit any Subsidiary of Ambassador to, except in the ordinary course of business consistent with past practice, or in accordance with sound business practice or for adequate consideration, modify, amend or terminate any material contract or agreement to which Ambassador or any Subsidiary is a party or waive, release or assign any material rights or claims.

          (p) INSURANCE. Ambassador shall, and shall cause its Subsidiaries to, maintain insurance in such amounts and against such risks and losses as is in effect on the date hereof, unless it is commercially unreasonable to maintain such policies as a result of a change in the insurance market, in which case commercially reasonable replacement policies will be obtained, to the extent available.

          (q) PERMITS. Ambassador shall, and shall cause its Subsidiaries to, use reasonable efforts to maintain in effect all existing governmental permits which are material to the operation of Ambassador and its Subsidiaries taken as a whole.

          (r) TAX MATTERS. Ambassador shall not (i) make or rescind any material express or deemed election relating to taxes unless such election is required by law or is necessary to preserve Ambassador's status as a REIT or of any Subsidiary of Ambassador as a partnership for federal income tax purposes, (ii) without the written consent of AIMCO, which consent will not be unreasonably withheld, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes unless such settlement or compromise results in (A) a change in taxable income or tax liability that will reverse in future periods and is therefore, by its nature, a timing difference or (B) a change in taxable income or tax liability that will not reverse in future periods and is therefore, by its nature, a permanent difference unless the tax liability resulting from the increase is less than $100,000, or (iii) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income tax return for the taxable year ending December 31, 1996, except as may be required by applicable law or except for such changes that would reduce consolidated federal taxable income or alternative minimum taxable income.

          (s) DISCHARGE OF LIABILITIES. Ambassador shall not, nor shall Ambassador permit any of its Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than such claims, liabilities or obligations which are not material to Ambassador and its Subsidiaries taken as a whole and other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Ambassador included in Ambassador's reports filed with the SEC, or incurred in the ordinary course of business consistent with past practice or if such payment, discharge or satisfaction relates to the transactions contemplated by this Agreement.

          (t) MANAGEMENT CONTRACTS. Ambassador will not, and will not permit any of its Subsidiaries to, amend any management agreement for the management of Ambassador Properties ("Management Agreements"). Ambassador will not, and will not permit its Subsidiaries to renew Management Agreements except on terms which permit its cancellation by Ambassador or the applicable Subsidiary of Ambassador on thirty days' notice or less without any charge penalty or other cost for such cancellation.

     Section 6.2 COVENANTS OF AIMCO. AIMCO agrees, as to itself and to each of its Subsidiaries, that after the date hereof and prior to the Effective Time or earlier termination of this Agreement:

          (a) COOPERATION, NOTIFICATION. AIMCO shall (i) confer on a regular and frequent basis with one or more representatives of Ambassador to discuss, subject to applicable law, material operational matters and the general status of its ongoing operations, (ii) promptly notify Ambassador of any significant changes in its business, properties, assets, condition (financial or other), results of operations or prospects, and (iii) promptly provide Ambassador with copies of all filings made by AIMCO or any of its Subsidiaries with any state or federal court, administrative agency, commission or other Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

          (b) THIRD-PARTY CONSENTS. AIMCO shall, and shall cause its Subsidiaries to, use all commercially reasonable efforts to obtain all AIMCO Required Consents and will use commercially reasonable efforts to assist Ambassador in obtaining all Ambassador Required Consents. It is understood that in connection therewith, AIMCO will, among other things, agree to commercially reasonable modifications to documents and other terms and conditions required to obtain such consents. AIMCO shall promptly notify Ambassador of any failure or prospective failure to obtain any such consents and, if requested by Ambassador, shall provide copies of all AIMCO Required Consents obtained by AIMCO to Ambassador.

          (c) NO BREACH, ETC. AIMCO shall not, nor shall AIMCO permit any of its Subsidiaries to, willfully take any action that would or is reasonably likely to result in a material breach of any provision of this Agreement or in any of its representations and warranties set forth in this Agreement being untrue on and as of the Closing Date.

          (d) CONDUCT OF BUSINESS OF AIMCO PENDING THE EFFECTIVE TIME. From the date hereof through the Effective Time, except as expressly permitted or contemplated by this Agreement, AIMCO and its Subsidiaries shall conduct their operations and business in the ordinary and usual course of business and consistent with past practice and use commercially reasonable efforts to keep available the services of its present officers and key employees and preserve the business relationships with those persons having business relationships with it.

          (e) CHARTER DOCUMENTS. AIMCO shall not amend its charter, except for such changes that would affect the rights of AIMCO equity holders generally as a class.

          (f) INDEBTEDNESS. AIMCO shall not materially change its existing policy with respect to incurring indebtedness or interest coverage.

          (g) DELAY. AIMCO shall not, and shall cause the AIMCO Operating Partnership and the other AIMCO Subsidiaries to not, take or publicly announce any extraordinary action (including, e.g., mergers, acquisitions, dispositions and the like) that would reasonably be expected to cause a meaningful delay in obtaining the effectiveness of, or continuing the effectiveness or use of, the Registration Statement.

          (h) REPURCHASES. AIMCO will not issue, repurchase or offer to repurchase shares of AIMCO Common Stock from any third party if the result of such issuance, repurchase or offer to repurchase would require the stockholders of AIMCO to a vote to approve the Merger or the issuance of the AIMCO Common Stock issued in the Merger.
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

          (i) ACCOUNTING. AIMCO shall not, nor shall AIMCO permit any of its Subsidiaries to, make any changes in their accounting methods, except as required by law, rule, regulation, the SEC or GAAP, and shall maintain its status as a REIT under the Code.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     Section 7.1 ACCESS TO INFORMATION. Subject to any restrictions of applicable law or third party confidentiality agreements, upon reasonable notice, each party shall, and shall cause its Subsidiaries to, afford to the officers, directors, employees, accountants, counsel, investment bankers, financial advisors, financing sources and other representatives of the other (collectively, "Representatives") reasonable access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) and, during such period, each party shall, and shall cause its Subsidiaries to, furnish promptly to the other (i) access to each report, schedule and other document filed or received by it or any of its Subsidiaries pursuant to the requirements of federal or state securities laws or filed with or sent to the SEC or any other federal or state regulatory agency or commission and (ii) access to all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably requested by the other party in connection with any filings, applications or approvals required or contemplated by this Agreement. Nothing in this Section 7.1 shall require Ambassador to take any action or furnish any access or information which would cause or could reasonably be expected to cause the waiver of any applicable attorney client privilege, or as contemplated by
Section 7.11 hereof. In addition, nothing herein shall require Ambassador to provide information other than with respect to Ambassador and its Subsidiaries, or the conduct of their businesses. Each party and its representatives shall hold all information obtained by it pursuant to this Agreement in accordance with the terms and provisions of that certain confidentiality agreement dated December 22, 1997 between the parties (the "Confidentiality Agreement"), which shall continue in full force and effect until the Effective Time.

     Section 7.2 PROXY STATEMENT AND REGISTRATION STATEMENT.

     (a) PREPARATION AND FILING. The parties will prepare and file with the SEC as soon as reasonably practicable after the date hereof the Proxy Statement and the Registration Statement. The parties hereto shall each use reasonable best efforts to cause the Proxy Statement and Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing. Each party hereto shall also take such action as may be reasonably required to cause the shares of AIMCO Common Stock issuable in connection with the Merger to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws; provided, however, that no party shall be required to register or qualify as a foreign corporation or to take other action which would subject it to general service of process in any jurisdiction where the Surviving Corporation will not be, following the Merger, so subject. Each of the parties hereto shall furnish all information concerning itself which is required or customary for inclusion in the Proxy Statement and Registration Statement. The parties shall use reasonable best efforts to cause the shares of AIMCO Common Stock issuable in the Merger to be approved for listing on the NYSE upon official notice of issuance. The information provided by any party hereto for use in the Proxy Statement and Registration Statement shall be true and correct in all material respects without omission of any material fact which is required to make such information not false or misleading. No representation, covenant or agreement is made by any party hereto with respect to information supplied by any other party for inclusion in the Proxy Statement and Registration Statement.

     (b) LETTER OF AMBASSADOR'S ACCOUNTANTS. Ambassador shall use its best efforts to cause to be delivered to AIMCO letters of Ernst & Young LLP, dated a date within two business days before the date of the Proxy Statement and Registration Statement, and addressed to AIMCO, in form and substance reasonably satisfactory to AIMCO and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements on Form S-4 or Form S-8.

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

     (c) LETTER OF AIMCO'S ACCOUNTANTS. AIMCO shall use its best efforts to cause to be delivered to Ambassador a letter of Ernst & Young LLP, dated a date within two business days before the date of the Proxy Statement and Registration Statement, and addressed to Ambassador, in form and substance reasonably satisfactory to Ambassador and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements on Form S-4 or Form S-8.

     (d) FAIRNESS OPINION. It shall be a condition to the mailing of the Proxy Statement to the shareholders of Ambassador that the opinion of Merrill Lynch described in Section 4.13 hereof shall not have been withdrawn.

     Section 7.3 REGULATORY MATTERS.

     (a) HSR FILINGS. Each party hereto shall file or cause to be filed with the Federal Trade Commission and the Department of Justice any notifications required to be filed by their respective "ultimate parent" companies under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Such parties will use all commercially reasonable efforts to make such filings in a timely manner and to respond on a timely basis to any requests for additional information made by either of such agencies.

     (b) OTHER REGULATORY APPROVALS. Each party hereto shall cooperate and use its best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use all commercially reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of all Governmental Authorities necessary or advisable to obtain the Ambassador Required Statutory Approvals and the AIMCO Required Statutory Approvals.

     Section 7.4 SHAREHOLDER APPROVAL.

     (a) APPROVAL OF AMBASSADOR SHAREHOLDERS. Subject to the provisions of Sections 7.4(b) and 7.4(d), Ambassador shall, as soon as reasonably practicable after the date hereof (i) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the "Ambassador Meeting") for the purpose of securing the Ambassador Shareholders' Approval, (ii) distribute to its shareholders the Proxy Statement in accordance with applicable federal and state law and with its Articles of Incorporation and by-laws, (iii) subject to a good faith determination, upon advice of outside counsel, that to do so would be inconsistent with the fiduciary duties of its Board of Directors, recommend to its shareholders the approval of the Merger, this Agreement and the transactions contemplated hereby, and (iv) cooperate and consult with AIMCO with respect to each of the foregoing matters. Notwithstanding the foregoing, Ambassador and its Board of Directors may take and disclose to stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act if required to do so by the Exchange Act, comply with Rule 14d-9 thereunder and make all other disclosures required by applicable law.

     (b) FAIRNESS OPINION NOT WITHDRAWN. It shall be a condition to the obligation of Ambassador to hold the Ambassador Meeting, that the opinion of Merrill Lynch, referred to in Section 4.13, shall not have been withdrawn.

     Section 7.5 DIRECTORS' AND OFFICERS' INDEMNIFICATION.

     (a) INDEMNIFICATION. From and after the Effective Time, the Surviving Corporation shall, and shall cause the AIMCO Operating Partnership to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer, director or employee of any of the parties hereto or their respective Subsidiaries (each an "Indemnified Party" and collectively, the "Indemnified Parties") against all losses, expenses (including reasonable attorney's fees and expenses), claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) that are, in whole or in part, based on or arising out of the fact that such person is or was a director, officer or employee of such party (the "Indemnified Liabilities"), including, without limitation, all

Indemnified Liabilities to the extent they are based on or arise out of or pertain to the transactions contemplated by this Agreement. In the event of any such loss, expense, claim, damage or liability (whether or not arising before the Effective Time), (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Surviving Corporation, promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, in either case to the extent not prohibited by the MGCL, (ii) the Surviving Corporation will cooperate in the defense of any such matter and (iii) any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the MGCL and the certificate of incorporation or by-laws of the Surviving Corporation shall be made by independent counsel mutually acceptable to the Surviving Corporation and the Indemnified Party; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or unreasonably delayed). The Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of such Indemnified Party and any other Indemnified Party or Indemnified Parties (provided this sentence shall not limit retention of local counsel in connection with any Indemnified Liabilities).

     (b) INSURANCE. For a period of six years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect policies of directors and officers' liability insurance maintained by Ambassador and AIMCO for the benefit of those persons who are currently covered by such policies on terms no less favorable than the terms then applicable to the members of the AIMCO Board of Directors as of the date hereof. The insurance to be maintained shall, without limitation, be applicable to all acts and omissions occurring at or prior to the Effective Time and in any event insurance shall be maintained which provides the best coverage available for an amount which does not exceed the amount currently paid for AIMCO director and officer insurance.

     (c) SUCCESSORS. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then and in either such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.5.

     (d) SURVIVAL OF INDEMNIFICATION. To the fullest extent permitted by law, from and after the Effective Time, all rights to indemnification as of the date hereof in favor of the employees, agents, directors and officers of Ambassador, AIMCO and their respective Subsidiaries with respect to their activities as such prior to the Effective Time, as provided in their respective articles of incorporation and by-laws in effect on the date thereof, or otherwise in effect on the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time.

     (e) BENEFIT. The provisions of this Section 7.5 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

     Section 7.6 PUBLIC ANNOUNCEMENTS. Subject to each party's disclosure obligations imposed by law, Ambassador and AIMCO will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any public announcement or statement with respect hereto or thereto without the consent of the other party (which consent shall not be unreasonably withheld). It is understood and agreed that this Section 7.6 is intended to address matters with respect to this Agreement and the transactions contemplated hereby (e.g., status, terms, etc.), and is not intended to address disclosure of confidential or non-public information of a party obtained by the other party in connection with this Agreement and the transactions contemplated hereby, which information is subject to the Confidentiality Agreement and Section 7.1 hereof.

     Section 7.7 RULE 145 AFFILIATES. Ambassador shall identify in a letter to AIMCO all persons who are, and to Ambassador's knowledge who will be at the Closing Date, "affiliates" of Ambassador as such term is used in Rule 145 under the Securities Act. Ambassador shall use all reasonable efforts to cause its affiliates (including any person who may be deemed to have become such an affiliate after the date of the letter referred to in the prior sentence) to deliver to AIMCO on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit 7.7 (each an "Affiliate Agreement"). AIMCO agrees to enter into, effective as of the Effective Time, the Registration Rights Agreement with each person who executes an Affiliate Agreement or who owns AIMCO Units as a result of conversion of OP Units in the OP Reorganization or who owns OP Units as of the Effective Time, with respect to AIMCO Common Stock received in connection with the Merger or the exchange of the OP Units or the AIMCO Units, as the case may be. The Registration Rights Agreement will have the terms set forth on Section 7.7 of the AIMCO Disclosure Schedule and such other terms as are customary in agreements of this nature, as the parties, each acting in good faith, shall reasonably agree.

     Section 7.8 EMPLOYEE AGREEMENTS AND WORKFORCE MATTERS. The Surviving Corporation and its Subsidiaries shall honor, without modification, all contracts, agreements, collective bargaining agreements, severance agreements between Ambassador and certain of its officers and commitments of the parties prior to the date hereof that have previously been provided to AIMCO or are disclosed in Section 4.10 of the Ambassador Disclosure Schedule and that apply to any current or former employee or current or former director of the parties hereto; provided, however, that this undertaking is not intended to prevent the Surviving Corporation from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms, including, without limitation, any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment. Without implication that the contrary would otherwise be true, (i) no amendment, modification, suspension, revocation or termination ("Change") of any bonus program listed on Section 4.10 of the Ambassador Disclosure Schedule shall result in employees of the Surviving Corporation who were employees of Ambassador prior to the Effective Time ("Ambassador Employees") receiving less money for any bonus period which has expired prior to the Effective Time, (ii) no Change of the vacation or sick time policy of Ambassador shall result in Ambassador Employees having less accumulated vacation or sick time than immediately before such Change and (iii) no Change in Ambassador Benefit Plans shall be effective to reduce benefits for those expenses or occurrences which have occurred before the Change. This Section 7.8 is intended and shall be construed to satisfy the successor provision in the employment agreements listed in Section 4.10 of the Ambassador Disclosure Schedule. Nothing in this Section
7.8 shall be deemed to limit the obligations that the Surviving Corporation and that its Subsidiaries would otherwise have.

     Section 7.9 EMPLOYEE BENEFIT PLANS.

     (a) AMBASSADOR PLANS. From the Effective Time, AIMCO shall provide to Ambassador Employees benefits on the same terms applicable to other similarly situated AIMCO employees.

     (b) CREDIT FOR PAST SERVICE. Without limitation of the foregoing provisions of this Section 7.9, each participant in any benefit plan of the Surviving Corporation and each Ambassador Employee shall receive credit for service with Ambassador or AIMCO, as the case may be, for purposes of (i) eligibility to participate (including waiting periods and without being subject to any subsequent entry date requirement for which the waiting period has already been satisfied), vesting and eligibility to receive benefits (including without pre-existing conditions limitations) under any benefit plan of the Surviving Corporation or any of its Subsidiaries or affiliates and (ii) benefit accrual under any severance or vacation pay plan; provided, however, that such crediting of benefit accrual service shall not operate to duplicate any benefit to any such participant for the same period or the funding for any such benefit.

     (c) RETIREMENT CONTRIBUTION. The Board of Directors of Ambassador may determine to make a profit sharing contribution to the Ambassador Retirement Plan with respect to 1997 in an amount up to $750 for each participant in the Ambassador Retirement Plan.

     Section 7.10 STOCK OPTION AND OTHER STOCK PLANS.

     (a) AMBASSADOR STOCK OPTIONS. Immediately prior to the Effective Time, each option to purchase shares of Ambassador Common Stock (an "Ambassador Stock Option") which is outstanding at such time

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

shall be vested and exercisable. Holders of Ambassador Stock Options may elect prior to the Effective Time to have the Ambassador Stock Options with respect to which such election is made canceled and in consideration for such cancellation, such electing holders of Ambassador Stock Options shall receive on the day of the Effective Time for each share subject to the Ambassador Stock Options with respect to which the election has been made, an amount (subject to any applicable withholding tax) in cash equal to the excess, if any, of the Ambassador Price over the per share exercise price of such Ambassador Stock Option. As of the Effective Time, each Ambassador Stock Option which is outstanding as of the Effective Time and for which an election pursuant to the preceding sentence has not been made shall be assumed by the Surviving Corporation and converted into an option (or a new substitute option shall be granted) to purchase the number of shares of AIMCO Common Stock (rounded up to the nearest whole share) equal to the number of shares of Ambassador Common Stock subject to such option multiplied by the Conversion Ratio (as calculated pursuant to the definition of Conversion Ratio without regard to the proviso thereof), at an exercise price per share of AIMCO Common Stock (rounded down to the nearest penny) equal to the former exercise price per share of Ambassador Common Stock under such option immediately prior to the Effective Time divided by the Conversion Ratio (as calculated pursuant to the definition of Conversion Ratio without regard to the proviso thereof); provided, however, that in the case of any Ambassador Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as provided above, the converted or substituted Ambassador Stock Options shall be subject to the same terms and conditions (including, without limitation, expiration date, vesting and exercise provisions) as were applicable to Ambassador Stock Options immediately prior to the Effective Time, except that all converted or substituted Ambassador Stock Options shall be vested and fully exercisable and optionees may exercise their options through the expiration date unless their employment is terminated for cause or they are removed as directors for cause. Except as provided in the immediately preceding sentence, the Merger shall not be treated as an event which shall affect the period for exercising Ambassador Stock Options. Ambassador Stock Options shall not be treated as expiring as of the Effective Time solely due to the fact that Ambassador shall cease to exist as of the Effective Time. Ambassador and AIMCO shall take such necessary action to effectuate the terms of this Section 7.10(a), including the amendment by the Board of Directors of Ambassador of the Ambassador Stock Plans and the filing of any registration statements or other documents.

     (b) SURVIVING CORPORATION ACTION. As soon as practicable after the Effective Time, the Surviving Corporation shall deliver to the holders of Ambassador Stock Options appropriate notices setting forth such holders' rights (the "Surviving Corporation Stock Benefits") and each underlying stock award agreement, each as assumed by the Surviving Corporation. On or as soon as possible after the Effective Time, the Surviving Corporation will cause to be filed one or more registration statements on Form S-3 or Form S-8 under the Securities Act (or any successor or other appropriate forms), in order to register the shares of AIMCO Common Stock issuable in connection with the Surviving Corporation Stock Benefits, and the Surviving Corporation shall use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectuses contained therein) for so long as such benefits and grants remain payable and such options remain outstanding. AIMCO shall use its best efforts to cause such registration statements to become effective concurrently with the Effective Time. At or prior to the Effective Time, the Surviving Corporation shall take all corporate action necessary to reserve for issuance a sufficient number of shares of AIMCO Common Stock for delivery in connection with the Surviving Corporation Stock Benefits. The Surviving Corporation shall take all corporate action necessary or appropriate to obtain shareholder approval with respect to the Surviving Corporation Stock Benefits to the extent such approval is required for purposes of the Code or other applicable law. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under
Section 16(a) of the Exchange Act with respect to equity securities of the Surviving Corporation, the Surviving Corporation shall administer such Surviving Corporation Stock Benefits, where applicable, in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

     Section 7.11 NO SOLICITATIONS. From and after the date hereof, Ambassador will not, and will not authorize or permit any of its Affiliates or Representatives to, directly or knowingly indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate knowingly any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal (as defined herein) from any person, or engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal; provided, however, that notwithstanding any other provision hereof, Ambassador may (i) at any time prior to the time Ambassador=s stockholders shall have voted to approve this Agreement, engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or knowingly indirectly, by Ambassador or its Representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Ambassador and its business, properties and assets if, (A) (x) the third party has first made an Acquisition Proposal and the Board of Directors of Ambassador determines in good faith and after consultation with its financial advisor, that to do so has a reasonable prospect of leading to an Acquisition Proposal that is superior to the Merger and for which financing for the Acquisition Proposal has a reasonable prospect to be obtained (as determined in good faith by Ambassador's Board of Directors after consultation with its financial advisors) (a "Superior Proposal") or (y) Ambassador's Board of Directors shall conclude in good faith, after considering applicable provisions of state law, and after considering oral or written advice of outside counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Ambassador Board of Directors under applicable law and (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Ambassador (x) except to the extent inconsistent with the fiduciary obligation of the Board of Directors of Ambassador, provides prompt notice to AIMCO to the effect that it is planning to furnish information to or enter into discussions or negotiations with such person or entity and (y) receives (or has previously received) from such person or entity an executed confidentiality agreement in reasonably customary form (but not containing any standstill provision), (ii) comply with Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act with regard to a tender or exchange offer or otherwise make any disclosure required by applicable law, and/or (iii) accept an Acquisition Proposal from a third party, provided Ambassador concurrently terminates this Agreement pursuant to Section 9.1(e). Except to the extent inconsistent with the fiduciary obligations of the Board of Directors of Ambassador, Ambassador shall immediately cease any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by Ambassador or its Representatives with respect to the foregoing. Ambassador shall notify AIMCO orally and in writing of any such inquiries, offers or proposals (including, without limitation, the terms and conditions of any such proposal and the identify of the person making
it), within 24 hours of the receipt thereof, shall keep AIMCO reasonably informed of the status and details of any such inquiry, offer or proposal. As used herein, "Acquisition Proposal" shall mean a proposal or offer (other than by AIMCO) for a tender or exchange offer, merger, consolidation or other business combination involving Ambassador or any material Subsidiary of Ambassador or any proposal to acquire in any manner a substantial equity interest in or a substantial portion of the assets of Ambassador or any material Subsidiary of Ambassador. None of AIMCO, any Subsidiary of AIMCO, Ambassador or any Subsidiary of Ambassador shall object , or take any action to object, if any third party makes any Acquisition Proposal or takes any action with respect thereto in contravention of any agreement such third party may have with Ambassador or any of its Subsidiaries or any of their respective representatives.

     Section 7.12 EXPENSES.

     (a) PARTIES' PAYMENT OF EXPENSES. Subject to subsection 7.12(b) and Section 9.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; in particular, those expenses incurred in connection with printing the Joint Proxy/Registration Statement, as well as the filing fee relating thereto, shall be shared equally by Ambassador and AIMCO.

     (b) PAYMENT OF CERTAIN EXPENSES. Immediately prior to consummation of the Merger, Ambassador shall pay or cause to be paid the Reimbursable Expenses (as defined below) of Ambassador directly to the party entitled to payment of such amounts, up to an aggregate amount equal to the excess of $12.8 million over the Aggregate Unissued Share Value (as defined below). The term "Reimbursable Expenses" is defined as (i) the reasonable and customary fees and expenses of Merrill Lynch, one nationally recognized accounting firm and one legal counsel designated by Ambassador incurred in connection with the negotiation, execution

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

and consummation of this Agreement, the Merger and the transactions contemplated by this Agreement in an aggregate amount not to exceed $5.5 million; and (ii) the payments made to the senior managers and directors of Ambassador pursuant to the agreements set forth on Section 7.12(b) of the Ambassador Disclosure Schedule which are required to be made by Ambassador or the Surviving Corporation as a result of the consummation of the Merger. "Aggregate Unissued Share Value" is defined as the aggregate of all positive Individual Option Values. "Individual Option Value" is defined and calculated with respect to each Ambassador Stock Option as the excess of $21.00 over the strike price of such Ambassador Stock Option immediately prior to the Effective Time. It is understood and agreed that this section shall not impact (i) the consideration to be received in the Merger, (ii) the obligations of the parties hereto to consummate the Merger or (iii) any obligations that the Surviving Corporation and its Subsidiaries would otherwise have.

     Section 7.13 TAX-FREE STATUS. Each party hereto agrees, as to itself and to each of its Subsidiaries, that after the date hereof and prior to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted in this Agreement, neither party hereto shall, nor shall either party hereto permit any of its Subsidiaries or any employees, officers or directors of such party or of any of its Subsidiaries to, take any actions which would, or would be reasonably likely to, adversely affect the ability of the Merger to qualify for tax-free treatment under the Code, and each party hereto shall use all reasonable efforts to achieve such result.

     Section 7.14 FURTHER ASSURANCES. Each party will, and will cause its Subsidiaries to, execute such further documents and instruments and take such further actions, including the application for any necessary regulatory approvals or exemptions, as may reasonably be requested by any other party in order to consummate the Merger in accordance with the terms hereof.

     Section 7.15 INTERIM DIVIDENDS. The last record date of each of Ambassador and AIMCO on or prior to the Effective Time which relates to a regular quarterly dividend on Ambassador Common Stock or AIMCO Common Stock, as the case may be, shall be the same date and shall be prior to the Effective Time.

     Section 7.16 REIT STATUS. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Ambassador from taking and Ambassador hereby agrees to take, any action at any time or from time to time that in the reasonable judgment of Ambassador is legally necessary for Ambassador to maintain its qualification as a REIT within the meaning of Sections 856-860 of the Code for any period or portion thereof ending on or prior to the Effective Time, including without limitations, making dividend or distribution payments to shareholders of Ambassador.

     Section 7.17 NYSE LISTING. AIMCO shall use its reasonable best efforts to cause the shares of AIMCO Common Stock to be issued in the Merger to be approved for listing on the NYSE and any other national securities exchange on which shares of AIMCO Common Stock may at such time be listed, subject to official notice of issuance, prior to the Effective Time.

     Section 7.18 OP REORGANIZATION. The parties shall use their reasonable best efforts to effect a business combination of the Ambassador Operating Partnership with the AIMCO Operating Partnership immediately following the Effective Time, with the AIMCO Operating Partnership as the surviving entity which business combination shall have, to the extent possible, for the holders of the OP Units, the same economic and tax consequences for the holders of OP Units as the Merger has for holders of Ambassador Common Stock. If such a business combination is not effected due to failure to obtain consents of all persons entitled to give or withhold such consents which are necessary for such business combination, then (i) such partnerships shall remain and be operated as separate entities and
(ii) AIMCO shall execute and deliver to each limited partner in the Ambassador Operating Partnership the agreement contemplated by Section 14 of the Exchange Agreement (and be bound thereby) relating to the exchange rights of holders of OP Units. At the request of either party hereto, the parties shall cooperate to restructure the transactions contemplated hereby to permit the condition set forth in Section 8.1(h) to be satisfied as soon as practicable after the date hereof and prior to April 28, 1998 without changing the economic and other provisions hereof and without unreasonable expense or delay.

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

     Section 7.19 TRANSFER TAXES. AIMCO and Ambassador shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. The Surviving Corporation shall pay, without deduction or withholding from any amount payable to the holders of Ambassador Common Stock or OP Units, any such taxes or fees imposed by any Governmental Authority (and any penalties and interest with respect to such taxes and fees), which become payable in connection with the transactions contemplated by this Agreement, on behalf of their respective stockholders.

     Section 7.20 PAYMENT OF AMBASSADOR DEBT. Ambassador and AIMCO agree that immediately prior to, or upon, the Effective Time, the Surviving Corporation shall (i) pay to CLNY the amount necessary to discharge and terminate the Line of Credit and (ii) pay to NACC the amount necessary to discharge and terminate the Nomura Debt.

     Section 7.21 BEST EFFORTS. Upon the terms and subject to the conditions herein provided, and, in the case of Ambassador, not inconsistent with the fiduciary duties of its Board of Directors, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including obtaining any consents, authorizations, exemptions and approvals from, and making filings with, any Governmental Authority which are necessary or, in the judgment of AIMCO or Ambassador, desirable in connection with the transactions contemplated by this Agreement.

                                  ARTICLE VIII

                                   CONDITIONS

     Section 8.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, except, to the extent permitted by applicable law, that such conditions may be waived in writing pursuant to Section 9.5 by the joint action of the parties hereto:

          (a) SHAREHOLDER APPROVAL. The Ambassador Shareholders' Approval shall have been obtained.

          (b) NO INJUNCTION. No temporary restraining order or preliminary or permanent injunction or other order by any federal or state court preventing consummation of the Merger shall have been issued and be continuing in effect, and no Governmental Entity shall have instituted any action or proceeding seeking any such order.

          (c) REGISTRATION STATEMENT. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stOP order suspending such effectiveness shall have been issued and remain in effect.

          (d) LISTING OF SHARES. The shares of AIMCO Common Stock issuable in the Merger pursuant to Article II shall have been approved for listing on the NYSE upon official notice of issuance.

          (e) REQUIRED STATUTORY APPROVALS. The Ambassador Required Statutory Approvals and the AIMCO Required Statutory Approvals shall have been obtained at or prior to the Effective Time and such approvals shall have become Final Orders (as defined below), except to the extent that the failure to obtain any such Required Statutory Approval would not reasonably be expected to have an AIMCO Material Adverse Effect assuming consummation of the Merger. Such Final Orders with respect to the Ambassador Required Statutory Approvals and the AIMCO Required Statutory Approvals shall not impose terms or conditions which, individually or in the aggregate, would have, or insofar as reasonably can be foreseen, are likely to have a material adverse effect on the business, assets, financial condition or results of operations of the Surviving Corporation. A "Final Order" means action by the relevant regulatory authority which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with
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

     respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

          (f) PERMITS. To the extent that the continued lawful operations of the business of Ambassador or any Ambassador Subsidiary or AIMCO or any AIMCO Subsidiary after the Merger require that any license, permit or other governmental approval be transferred to the Surviving Corporation or issued to the Surviving Corporation, such licenses, permits or other authorizations shall have been transferred or reissued to the Surviving Corporation at or before the Closing Date, except where the failure to transfer or reissue such licenses, permits or other authorizations would not have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Surviving Corporation and its Subsidiaries taken as a whole immediately after the Effective Time.

          (g) OPINION OF MARYLAND COUNSEL. Ambassador and AIMCO shall have received the opinion of Piper & Marbury L.L.P., which is acting at the request and consent of both parties as Maryland counsel, to the effect that the articles of merger are enforceable under Maryland law.

          (h) OPINION OF PUBLIC FINANCE COUNSEL. The parties hereto shall have received an opinion of public finance counsel mutually acceptable to the parties hereto that the Florida Bonds (as defined in Ambassador's Form 10-Q for the quarterly period ended September 30, 1997) shall not lose their tax exempt status as a result of the Merger.

     Section 8.2 CONDITIONS TO OBLIGATION OF AIMCO TO EFFECT THE MERGER. The obligation of AIMCO to effect the Merger shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by AIMCO in writing pursuant to Section 9.5:

          (a) PERFORMANCE OF OBLIGATIONS OF AMBASSADOR. Ambassador (and/or Ambassador's appropriate Subsidiaries) will have performed in all material respects its material agreements and covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Effective Time including, without limitation, agreements and covenants contained in Section 2.1(d) hereof.

          (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Ambassador set forth in this Agreement which are qualified by Ambassador Material Adverse Effect shall be true and correct and all other representations and warranties of Ambassador set forth in this Agreement shall be true and correct except for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, would not result in an Ambassador Material Adverse Effect, as of the Effective Time, in each case
     (i) on and as of the date hereof and (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time).

          (c) CLOSING CERTIFICATES. AIMCO shall have received a certificate signed by the chief financial officer of Ambassador, on behalf of Ambassador, dated the Closing Date, to the effect that, to the best of such officer's knowledge, the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

          (d) AMBASSADOR MATERIAL ADVERSE EFFECT. Since December 31, 1996, no Ambassador Material Adverse Effect shall have occurred and be continuing.

          (e) TAX OPINION. AIMCO shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to AIMCO, an opinion dated as of such date to the effect that the Merger should constitute a "reorganization" within the meaning of Section 368(a) of the Code and AIMCO and Ambassador should each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may require delivery of and rely upon representations contained in certificates of officers of Ambassador, AIMCO and others.

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

          (f) REIT OPINION. AIMCO shall have received an opinion of counsel to Ambassador, dated as of the Effective Time, reasonably satisfactory to AIMCO that, for its taxable year ended December 31, 1994 and all subsequent taxable years ending on or before the Effective Time (including the short taxable year ending immediately prior to the Effective Time), Ambassador was organized and has operated in conformity with the requirements for qualification as a REIT under the Code (with customary exceptions, assumptions and qualifications and based upon customary representations).

          (g) AFFILIATE AGREEMENTS. AIMCO shall have received Affiliate Agreements, duly executed by each "Affiliate" of Ambassador, substantially in the form of Exhibit 7.7, as provided in Section 7.7.

          (h) FNMA CREDIT ENHANCEMENT. The Federal National Mortgage Association ("FNMA") shall have consented (the "FNMA Consent") to the assumption by the Surviving Corporation of approximately $216.3 million of credit enhancement for taxable and tax exempt bonds payable by Ambassador and any Subsidiary of Ambassador outstanding as of the Effective Time, which credit enhancement by FNMA has an initial term of 25 years (the "FNMA Credit Enhancement").

          (i) NO DEFAULT. Neither Ambassador nor any Subsidiary of Ambassador is in default under the FNMA Credit Enhancements, except for such defaults which do not have an Ambassador Material Adverse Effect.

     Section 8.3 CONDITIONS TO OBLIGATION OF AMBASSADOR TO EFFECT THE
MERGER. The obligation of Ambassador to effect the Merger shall be further subject to the satisfaction, on or prior to the Closing Date, of the following conditions, except as may be waived by Ambassador in writing pursuant to Section 9.5.

          (a) PERFORMANCE OF OBLIGATIONS OF AIMCO. AIMCO (and/or AIMCO's appropriate Subsidiaries) will have performed in all material respects their agreements and covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Effective Time.

          (b) REPRESENTATIONS AND WARRANTIES. The representations and warranties of AIMCO set forth in this Agreement which are qualified by AIMCO Material Adverse Effect shall be true and correct and all other representations and warranties of AIMCO set forth in this Agreement shall be true and correct except for such failures of representations or warranties to be true and correct (without giving effect to any materiality qualification or standard contained in any such representations and warranties) which, individually or in the aggregate, would not result in an AIMCO Material Adverse Effect, as of the Effective Time, in each case (i) on and as of the date hereof and
     (ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time).

          (c) CLOSING CERTIFICATES. Ambassador shall have received a certificate signed by the chief financial officer of AIMCO, on behalf of AIMCO, dated the Closing Date, to the effect that, to the best of such officer's knowledge, the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

          (d) TAX OPINION. Ambassador shall have received from Altheimer & Gray, counsel to Ambassador, an opinion dated as of such date to the effect that the Merger should constitute a "reorganization" within the meaning of
     Section 368(a) of the Code and AIMCO and Ambassador should each be a party to such reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Altheimer & Gray may require delivery of and rely upon representations contained in certificates of officers of Ambassador, AIMCO and others.

          (e) REIT OPINION. Ambassador shall have received an opinion of counsel to AIMCO, dated as of the Effective Time, reasonably satisfactory to Ambassador that, for its taxable year ended December 31, 1994 and all subsequent taxable years ending on or before the Effective Time, AIMCO was organized and has operated in conformity with the requirements for qualification as a REIT under the Code and that, after giving effect to the Merger, AIMCO's proposed method of operation will enable it to continue

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

     to meet the requirements for qualification and taxation as a REIT under the Code (with customary exceptions, assumptions and qualifications and based upon customary representations).

          (f) AIMCO REQUIRED CONSENTS. The AIMCO Required Consents and the Ambassador Required Consents the failure of which to obtain would have an AIMCO Material Adverse Effect (assuming consummation of the Merger) shall have been obtained.

                                   ARTICLE IX

                       TERMINATION, AMENDMENT AND WAIVER

     Section 9.1 TERMINATION. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of Ambassador contemplated by this Agreement:

          (a) by mutual written consent of the Boards of Directors of Ambassador and AIMCO;

          (b)(i) by either party if there has been any breach of any representations or warranties on the part of the other set forth in this Agreement, which breaches individually or in the aggregate would result in an AIMCO Material Adverse Effect or an Ambassador Material Adverse Effect, as the case may be, or a material breach on the part of the other party of any of its material covenants or agreements set forth in this Agreement and, in any case which breaches have not been cured within 20 business days following receipt by the breaching party of notice of such breach or adequate assurance of such cure shall not have been given by or on behalf of the breaching party within such 20 business-day period, (ii) by either party, if the Ambassador Board of Directors or any committee of the Ambassador Board of Directors (A) shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement or the Merger, (B) shall approve or recommend any acquisition of Ambassador or a material portion of its assets or any tender offer for shares of capital stock of Ambassador, in each case, other than by AIMCO or an Affiliate thereof or
     (C) shall resolve to take any of the actions specified in clause (A) or
     (B), or (iii) by either party, if any state or federal law, order, rule or regulation is adopted or issued after the date hereof, which has the effect, as supported by the written opinion of outside counsel for such party, of prohibiting the Merger, or by any party hereto if any court of competent jurisdiction in the United States or any state shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Merger or any other Transaction, and such order, judgment or decree shall have become final and nonappealable;

          (c) by either party hereto, by written notice to the other party, if the Effective Time shall not have occurred on or before July 31, 1998 (the "Termination Date"); provided, however, that the right to terminate the Agreement under this Section 9.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before this date; and provided, further, that if on the Termination Date the conditions to the Closing set forth in Section 8.1(e) shall not have been fulfilled but all other conditions to the Closing shall be fulfilled or shall be capable of being fulfilled, then the Termination Date shall be extended to September 15, 1998;

          (d) by either party hereto, by written notice to the other party, if the Ambassador Shareholders' Approval shall not have been obtained at a duly held Ambassador Meeting, including any adjournments thereof;

          (e) by Ambassador, by written notice to AIMCO, if the Board of Directors of Ambassador shall determine in good faith that an Acquisition Proposal constitutes a Superior Proposal; provided however, that Ambassador may not terminate this Agreement pursuant to this clause (e) unless (i) five days shall have elapsed after delivery to AIMCO of a written notice of such determination by such Board of Directors and at all reasonable times during such five day period Ambassador shall have cooperated with AIMCO in informing AIMCO of the terms and conditions of such Acquisition Proposal and the identity of the person or group making such Acquisition Proposal, with the objective of providing AIMCO a reasonable opportunity, during such five day period, to propose a modification of the terms and conditions

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

     of this Agreement so that a business combination between Ambassador and AIMCO may be effected, (ii) during such five day period, the Board of Directors negotiates in good faith with AIMCO with respect to such proposed modifications; provided however, that the decision as to whether to proceed with the Merger and other Transactions shall be at the discretion of the Board of Directors of Ambassador and (iii) at the end of such five day period such Board of Directors shall continue to believe in good faith that such Acquisition Proposal constitutes a Superior Proposal; or

          (f) by Ambassador, if both Terry Considine and Peter K. Kompaniez cease to serve as officers and directors of AIMCO and the AIMCO Operating Partnership, other than as a result of death or disability.

     Section 9.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either Ambassador or AIMCO pursuant to Section 9.1 there shall be no liability on the part of either Ambassador or AIMCO or their respective officers or directors hereunder, except that the Confidentiality Agreement,
Section 7.12, Section 9.3, Section 10.8 and Section 10.9 shall survive the termination. There shall be no liability with respect to facts and circumstances that give rise to any right of termination hereunder if this Agreement is not in fact terminated and any breach of this Agreement which does not give rise to a right of termination under Section 9.1(b)(i) shall not result in any liabilities to the breaching party.

     Section 9.3 TERMINATION FEE; EXPENSES.

     (a) AMBASSADOR TERMINATION FEE. If (i) this Agreement (A) is terminated by AIMCO pursuant to Section 9.1(b)(i), (B) is terminated by Ambassador pursuant to
Section 9.1 (e), (C) is terminated as a result of Ambassador's breach of Section 7.4(a), or (D) is terminated because the shareholders of Ambassador do not approve the Merger, (ii) at the time of such termination or prior to the meeting of Ambassador's shareholders but after the date hereof there shall have been made an Acquisition Proposal involving Ambassador or any of its Affiliates (whether or not such Acquisition Proposal shall have been rejected or shall have been withdrawn prior to the time of such termination or of such meeting) and
(iii) within one year of the termination of this Agreement Ambassador or any of its Affiliates becomes a Subsidiary of the party which has made such Acquisition Proposal or a Subsidiary of an Affiliate of such party or accepts a written offer to consummate or consummates an Acquisition Proposal with such party or an Affiliate thereof, then Ambassador (jointly and severally with the Ambassador Operating Partnership), upon the signing of a definitive agreement relating to such Acquisition Proposal, or, if no such agreement is signed, then at the closing (and as a condition to the closing) of Ambassador becoming such a Subsidiary or of such Acquisition Proposal, shall pay to AIMCO the Break-Up Fee. The payment of the Break-Up Fee shall be compensation and liquidated damages for the loss suffered by AIMCO as the result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances, and neither party shall have any other liability to the other (including, in the case of Ambassador, the party making the Acquisition Proposal) with respect to the circumstances giving rise to the payment of the Break-Up Fee, other than the payment of the Break-Up Fee. The "Break-Up Fee" shall be an amount equal to the lesser of (i) 3.5% of the sum of (A) the Ambassador Price times the number of shares of Ambassador Common Stock outstanding as of the date hereof, plus (B) the Ambassador Price times the number of shares of Ambassador Preferred Stock outstanding on the date hereof (the "Base Amount") and (ii) the sum of (X) the maximum amount that can be paid to AIMCO in the year in which this Agreement is terminated (the "Termination Year") and in all relevant taxable years thereafter without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the "REIT Requirements") for such year, determined as if the payment of such amount did not constitute income described in Section 856(c)(2)(A)-(H) and 856(c)(3)(A)-(I) of the Code ("Qualifying Income"), as determined by independent accountants to AIMCO, and (Y) in the event AIMCO receives a ruling from the IRS (a "Break-Up Fee ruling") holding that AIMCO's receipt of the Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Base Amount less the amount payable under clause (X) above. If the amount payable for the Termination Year under the preceding sentence is less than the Base Amount, Ambassador shall place the remaining portion of the Base Amount in escrow and shall not release any portion thereof to AIMCO unless and until Ambassador receives either of the following:
(i) a letter from AIMCO's independent accountants indicating the maximum amount that can be paid at that time to AIMCO without causing AIMCO to fail to meet the

REIT Requirements for any relevant taxable year, together with either an IRS Ruling issued to AIMCO or an opinion of AIMCO's tax counsel to the effect that such payment would not be treated as includible in the income of AIMCO for any prior taxable year, in which event Ambassador shall pay such maximum amount, or
(ii) a Break-Up Fee ruling, in which event Ambassador shall pay to AIMCO the unpaid Base Amount. Ambassador's obligation to pay any unpaid portion of the Break-Up Fee shall terminate three years from the date of this Agreement and Ambassador shall have no obligation to make any further payments notwithstanding that the entire Base Amount has not been paid as of such date. A party's "Break-Up Expenses" shall be an amount equal to the lesser of (i) such party's out-of-pocket expenses incurred in connection with this Agreement and the Transactions (including, without limitation, all attorney's, accountants' and investment bankers' fees and expenses) but in no event in an amount greater than $1.0 million (the "Expense Fee Base Amount") and (ii) the sum of (A) the maximum amount that can be paid to such party in the Termination Year and in all relevant taxable years thereafter without causing it to fail to meet the REIT Requirements for such year, determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to such party and (B) in the event such party receives a ruling from the IRS (an "Expense Fee Ruling") holding that such party's receipt of the Expense Fee Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements, the Expense Fee Base Amount less the amount payable under clause (A) above. Ambassador's obligation to pay any unpaid portion of the Break-Up Expenses shall terminate three years from the date of this Agreement and Ambassador shall have no obligation to make any further payments notwithstanding that the entire amount of Break-Up Expenses has not been paid as of such date. If the amount payable for the Termination Year (as determined above) is less than the Expense Fee Base Amount, Ambassador shall place the remaining portion of the Expense Fee Base Amount in escrow and shall not release any portion thereof to AIMCO unless and until Ambassador receives either of the following: (i) a letter from AIMCO's independent accountants indicating the maximum amount that can be paid at that time to AIMCO without causing AIMCO to fail to meet the REIT Requirements for any relevant taxable year, together with either the IRS ruling issued to AIMCO or an opinion of AIMCO's tax counsel to the effect that such payment would not be treated as includible in the income of AIMCO for any prior taxable year, in which event Ambassador shall pay to AIMCO such maximum amount or (ii) an Expense Fee Ruling, in which event Ambassador shall pay to AIMCO the unpaid Expense Fee Base Amount.

     (b) AIMCO TERMINATION FEE. If this Agreement is terminated by Ambassador in accordance with Section 9.1(b)(i) and, at the time of such termination, Ambassador has not breached any of its representations, warranties, covenants or agreements set forth in this Agreement which would give rise to a right on the part of AIMCO to terminate this Agreement pursuant to Section 9.1(b)(i), then AIMCO (jointly and severally with the AIMCO Operating Partnership), shall pay to Ambassador the Break-Up Fee. The payment of the Break-Up Fee shall be compensation and liquidated damages for the loss suffered by Ambassador as the result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances, and neither party shall have any other liability to the other with respect to the circumstances giving rise to the payment of the Break-Up Fee, other than the payment of the Break-Up Fee. If the amount payable for the Termination Year is less than the Base Amount, AIMCO shall place the remaining portion of the Base Amount in escrow and shall not release any portion thereof to Ambassador unless and until AIMCO receives either of the following: (i) a letter from Ambassador's independent accountants indicating the maximum amount that can be paid at that time to Ambassador without causing Ambassador to fail to meet the REIT Requirements for any relevant taxable year, together with either an IRS Ruling issued to Ambassador or an opinion of Ambassador's tax counsel to the effect that such payment would not be treated as includible in the income of Ambassador for any prior taxable year, in which event AIMCO shall pay such maximum amount, or (ii) a Break-Up Fee ruling, in which event Ambassador shall pay to Ambassador the unpaid Base Amount. AIMCO's obligation to pay any unpaid portion of the Break-Up Fee shall terminate three years from the date of this Agreement and AIMCO shall have no obligation to make any further payments notwithstanding that the entire Base Amount has not been paid as of such date. AIMCO's obligation to pay any unpaid portion of the Break-Up Expenses shall terminate three years from the date of this Agreement and AIMCO shall have no obligation to make any further payments notwithstanding that the entire amount of Break-Up Expenses has not been paid as of such date. If the amount payable for the

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

Termination Year (as determined above) is less than the Expense Fee Base Amount, AIMCO shall place the remaining portion of the Expense Fee Base Amount in escrow and shall not release any portion thereof to Ambassador unless and until AIMCO receives either of the following: (i) a letter from Ambassador's independent accountants indicating the maximum amount that can be paid at that time to Ambassador without causing Ambassador to fail to meet the REIT Requirements for any relevant taxable year, together with either the IRS ruling issued to Ambassador or an opinion of Ambassador's tax counsel to the effect that such payment would not be treated as includible in the income of Ambassador for any prior taxable year, in which event AIMCO shall pay to Ambassador such maximum amount or (ii) an Expense Fee Ruling, in which event AIMCO shall pay to Ambassador the unpaid Expense Fee Base Amount.

     (c) EXPENSES. The parties agree that the agreements contained in this
Section 9.3 are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty and shall be the sole and exclusive remedy of the parties hereto with respect to the facts and circumstances giving rise to the payment of a Break-Up Fee. Notwithstanding anything to the contrary contained in this Section 9.3, if Ambassador or AIMCO fails to promptly pay to AIMCO or Ambassador, as the case may be, any fee due under Section 9.3(a) or 9.3(b), as the case may be, in addition to any amounts paid or payable pursuant to such sections, Ambassador or AIMCO, as the case may be, shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by AIMCO or Ambassador, as the case may be, to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

     Section 9.4 AMENDMENT. This Agreement may be amended by the Boards of Directors of the parties hereto, at any time before or after approval hereof by the shareholders of Ambassador and prior to the Effective Time, but after such approvals, no such amendment shall (a) alter or change the amount or kind of shares, rights or any of the proceedings of the treatment of shares under
Article II or (b) alter or change any of the terms and conditions of this Agreement if any of the alterations or changes, alone or in the aggregate, would materially adversely affect the rights of holders of Ambassador Common Stock or AIMCO Common Stock, except for alterations or changes that could otherwise be adopted by the Board of Directors of the Surviving Corporation, without the further approval of such shareholders, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 9.5 WAIVER. At any time prior to the Effective Time, a party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein, to the extent permitted by applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE X

                               GENERAL PROVISIONS

     Section 10.1 NON-SURVIVAL; EFFECT OF REPRESENTATIONS AND WARRANTIES. No representations or warranties in this Agreement or in any instruments delivered pursuant hereto shall survive the Effective Time, except as otherwise provided in this Agreement.

     Section 10.2 BROKERS. Ambassador represents and warrants that, except for Merrill Lynch whose fees have been disclosed to AIMCO prior to the date hereof, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Ambassador. AIMCO represents and warrants that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of AIMCO.

     Section 10.3 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally, (b) when sent by reputable overnight courier service, or (c) when telecopied (which is confirmed by copy sent within one business day by a reputable overnight courier service) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (i) If to Ambassador, to:

         Ambassador Apartments, Inc.
         77 West Wacker Drive, Suite 4040
         Chicago, Illinois 60601
         Attn: Debra A. Cafaro
         Telecopy: (312) 917-1665
         Telephone: (312) 917-4444

         with a copy to:

         Altheimer & Gray
         10 South Wacker Drive
         Chicago, Illinois 60606
         Attn: Peter Lieberman, Esq.
         Telecopy: (312) 715-4800
         Telephone: (312) 715-4000

     (ii) If to AIMCO, to:

          Apartment Investment and Management Company
          1873 South Bellaire Street, 17th Floor
          Denver, Colorado
          Attn: Peter K. Kompaniez
          Telecopy: (303) 757-8735
          Telephone: (303) 757-8101

          with a copy to:

          Skadden, Arps, Slate, Meagher & Flom, LLP
          919 Third Avenue
          New York, New York 10022
          Attn: Patrick J. Foye, Esq.
          Telecopy: (212) 735-2000
          Telephone: (212) 735-3000

     Section 10.4 MISCELLANEOUS. This Agreement (including the disclosure schedules, exhibits, documents and instruments referred to herein) (a) together with the Confidentiality Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof,
(b) shall not be assigned by either party and (c) shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be fully performed in such State, without giving effect to its conflicts of law rules or principles and except to the extent the provisions of this Agreement (including the documents or instruments referred to herein) are expressly governed by or derive their authority from the MGCL. Any disclosure set forth in the Ambassador Disclosure Schedule or the Ambassador SEC Reports or any Ambassador press release or other public statement shall be applicable to each representation and warranty herein of Ambassador to which it is reasonably evident that such disclosure relates. Any disclosure set forth in the AIMCO Disclosure Schedule or the AIMCO SEC Reports or any AIMCO press release or other public statement shall be applicable to each representation and warranty herein of AIMCO to which it is reasonably evident that such disclosure relates.

     Section 10.5 INTERPRETATION. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit of this Agreement, respectively, unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     Section 10.6 COUNTERPARTS; EFFECT. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 10.7 PARTIES' INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except for rights of Indemnified Parties as set forth in Section 7.5, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except as provided in Section 7.5, 7.8 and 7.9 hereto.

     Section 10.8 WAIVER OF JURY TRIAL AND CERTAIN DAMAGES. Each party to this Agreement waives, to the fullest extent permitted by applicable law, (a) any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement and (b) without limitation to Section 9.3, any right it may have to receive damages from any other party based on any theory of liability for any special, indirect, consequential (including lost profits) or punitive damages.

     Section 10.9 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York or in New York state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of New York or any New York state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of New York.

     Section 10.10 SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     Section 10.11 ANTI-DILUTION. The AIMCO Index Price and the Conversion Ratio and any AIMCO share price referred to in this Agreement shall be appropriately adjusted in the case of any stock or extraordinary dividend or distribution, reclassification, recapitalization, split-up, combination or subdivision with respect to the common stock of AIMCO.

                                   * * * * *

     IN WITNESS WHEREOF, Ambassador and AIMCO have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          AMBASSADOR APARTMENTS, INC.

                                          By:
                                            ------------------------------------
                                          Name: David M. Glickman
                                          Title: Chairman and Chief Executive
                                          Officer

                                          APARTMENT INVESTMENT AND
                                          MANAGEMENT COMPANY

                                          By:
                                            ------------------------------------
                                          Name: Peter K. Kompaniez
                                          Title:

                          AMBASSADOR APARTMENTS, INC.
                              77 WEST WACKER DRIVE
                               CHICAGO, IL 60601

                                 MARCH 11, 1998

Apartment Investment and Management Company
1873 South Bellaire Street, 17th Floor
Denver, CO 80222

Gentlemen:

     This letter agreement is entered into in connection with that certain Agreement and Plan of Merger ("Merger Agreement") dated as of December 23, 1997 between Apartment Investment and Management Company ("AIMCO") and Ambassador Apartments, Inc. ("Ambassador"). Reference is made to the Merger Agreement. Terms used in this letter that are defined terms in the Merger Agreement but which are not defined in this letter will have the same meaning as in the Merger Agreement. To clarify the Merger Agreement, and notwithstanding anything to the contrary contained in the Merger Agreement, the parties agree as follows:

     1. Dividends. In lieu of the payment of the special dividends contemplated by Section 2.2(c)(i) of the Merger Agreement:

          (a) Regular Quarterly Dividends. Consistent with Section 7.15 of the Merger Agreement, each party will declare its regular quarterly dividend for the first quarter (and for any other calendar quarter ended prior to the Effective Time) with a record date prior to the Effective Time. In addition, in the ordinary course of business after the Effective Time, AIMCO will declare a dividend for the quarter in which the Effective Time occurs in the amount of its regularly quarterly dividend amount for such quarter.

          (b) Special Ambassador Dividend. Ambassador will also declare a special dividend, with a record date prior to the Effective Time, which will result in its stockholders receiving an amount per share equal to the product of (x) the difference between (a) Ambassador's most recent quarterly dividend amount (appropriately adjusted for any stock splits and the like) and (b) the product of the Conversion Ratio (as determined pursuant to the Merger Agreement) and AIMCO's most recent quarterly dividend amount (appropriately adjusted for any stock splits and the like), and (y) the number of days which shall have elapsed through and including the day immediately prior to the day of the Effective Time since the end of the most recent calendar quarter (as of the Effective Time) for which Ambassador's dividend record date has occurred divided by 91. Thus, for example, if the Effective Time occurs on May 1, 1998, in addition to the regular dividends provided for in paragraph (a) above, Ambassador stockholders would receive a special dividend of $.0238 per share (assuming the Conversion Ratio is 0.583).

          (c) Miscellaneous. This Section 1 shall not be construed to limit Ambassador's rights to take actions necessary or appropriate in complying with tax laws relating to REITs. In addition, to the extent necessary or appropriate under such tax laws, regular Ambassador dividends contemplated hereby will be paid by Ambassador and received by its stockholders prior to the Effective Time. If payment of any Ambassador dividends provided for in this Section 1 is not made prior to the Effective Time, then, promptly following the Effective Time the Surviving Corporation shall pay such dividends to the holders entitled thereto. Concurrent and equivalent per unit distributions for the benefit of holders of OP Units shall be made in connection with the dividends contemplated by this letter. The parties shall cooperate to implement the dividend and distribution provisions of the Merger Agreement and this letter as may be necessary to achieve the intended economic benefits thereof to the shareholders of the parties.

     2. AIMCO Break-Up Expenses. If the Merger Agreement is terminated by AIMCO pursuant to Section 9.1(b)(i), then, without limitation of AIMCO's right, if any, to receive the Break-Up Fee,

Ambassador shall pay to AIMCO the Break-Up Expenses (subject to the limitations contained in the Merger Agreement with respect to the payment of such Break-Up Expenses).

     3. Ambassador Break-Up Expenses. If the Merger Agreement is terminated by Ambassador pursuant to Section 9.1(b)(i), then, without limitation of Ambassador's right, if any, to receive the Break-Up Fee, AIMCO shall pay to Ambassador the Break-Up Expenses (subject to the limitations contained in the Merger Agreement with respect to the payment of such Break-Up Expenses).

     Please indicate your agreement with the foregoing by executing this letter in the space provided below.

                                          AMBASSADOR APARTMENTS, INC.

                                          By:      /s/ DEBRA A. CAFARO

                                            ------------------------------------
                                            Name: Debra A. Cafaro
                                            Title: President

Agreed to and accepted:

APARTMENT INVESTMENT AND
MANAGEMENT COMPANY

By:    /s/ THOMAS W. TOOMEY
--------------------------------------
Name: Thomas W. Toomey
Title: Executive Vice President

                                                                     APPENDIX II

                                                   INVESTMENT BANKING

                                                   CORPORATE AND INSTITUTIONAL
                                                   CLIENT GROUP

                                                   WORLD FINANCIAL CENTER
                                                   NORTH TOWER
                                                   NEW YORK, NEW YORK 10281-1326
(LOGO)                                             212 449 1000

                                                               December 22, 1997

Board of Directors
Ambassadors Apartments, Inc.
77 West Wacker Drive
Suite 4040
Chicago, Illinois 60601

Members of the Board of Directors:

     Apartment Investment and Management Company (the "Acquiror") and Ambassador Apartments, Inc. (the "Company") propose to enter into an Agreement and Plan of Merger, dated as of December 22, 1997 (the "Agreement"), pursuant to which the Company will be merged with and into the Acquiror (a qualified Real Estate Investment Trust ("REIT")) in a transaction (the "Transaction") in which each issued and outstanding share of Company common stock, par value $0.01 per share (the "Company Shares"), other than Company Shares owned by the Acquiror or its wholly-owned subsidiaries, will be converted into the right to receive that number of fully paid and non-assessable shares of Class A Common Stock, par value $0.01 per share, of the Acquiror (the "Acquiror Shares") equal to the ratio (the "Conversion Ratio") determined by dividing (i) $21.00 by (ii) the aggregate of the average of the high and the low sales prices of the Acquiror Shares on each of the twenty consecutive trading days ending on the fifth trading day immediately preceding the effective time of the Transaction, divided by twenty (the "AIMCO Index Price").

     The Agreement further provides that if the Conversion Ratio is a number greater than .583, the Acquiror may elect to set the Conversion Ratio at .583 and include additional cash consideration in an amount equal to (i) $21.00 minus
(ii) the product of (x) the AIMCO Index Price and (y) .583 so that the Company shareholders other than the Acquiror and its wholly-owned subsidiaries shall receive a combination of Acquiror Shares and cash having a value equal to $21.00 per Company Share. The Acquiror Shares issued in the Transaction together with any cash consideration offered to the Company's shareholders, other than the Acquiror and its wholly-owned subsidiaries, shall be referred to herein as the "Consideration".

     You have asked us whether, in our opinion, the Consideration to be received by the shareholders of the Company pursuant to the Transaction is fair from a financial point of view to such holders (other than the Acquiror and its affiliates).

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Acquiror and the Company which we deemed to be relevant;

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, funds from operations, adjusted funds from operations, cash flow, assets, liabilities and prospects of the Acquiror and the Company furnished to us by the Acquiror and the Company, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the "Expected Synergies") furnished to us by the Acquiror and the Company;

(LOGO)

      (3) Conducted discussions with members of senior management of the Acquiror and the Company concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Transaction and the Expected Synergies;

      (4) Reviewed the market prices and valuation multiples for the Acquiror Shares and the Company Shares and compared them with those of certain publicly traded companies that we deemed relevant;

      (5) Reviewed the results of operations of the Acquiror and the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

      (6) Compared the proposed financial terms to the Transaction with the financial terms of certain other transactions which we deemed to be relevant;

      (7) Participated in certain discussions and negotiations among representatives of the Acquiror and the Company and their financial and legal advisors;

      (8) Reviewed the potential pro forma impact of the Transaction;

      (9) Reviewed a draft dated December 22, 1997 of the Agreement; and

     (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Acquiror or the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Acquiror or the Company. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Acquiror or the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Acquiror's or Company's management as to the expected future financial performance of the Acquiror or the Company, as the case may be, and the Expected Synergies. We have further assumed that the Transaction will qualify as a tax-free reorganization for United States federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft thereof reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction. We have also assumed that the combined entity will continue to qualify after the Transaction as a REIT for federal income tax purposes.

     At the Company's request, we have contacted over 40 potential acquirors of the Company. Such potential acquirors were selected by the Company and us from a group of companies and other parties likely to be interested in an acquisition of the Company.

     We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our

(LOGO)

engagement. We have, in the past, provided financial advisory services to the Company and the Acquiror and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the securities of the Company or the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the proposed Transaction.

     We are not expressing any opinion herein as to the prices at which the Company Shares or the Acquiror Shares will trade following the announcement or consummation of the Transaction.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the shareholders of the Company pursuant to the Transaction is fair from a financial point of view to such holders (other than the Acquiror and its affiliates).

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                   INCORPORATED

                                    PART II

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The AIMCO Charter limits the liability of AIMCO's directors and officers to AIMCO and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of or its stockholders to obtain other relief, such as an injunction or rescission.

     The AIMCO Charter and AIMCO Bylaws require AIMCO to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (x) was committed in bad faith or (y) was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

     AIMCO has entered into agreements with certain of its officers, pursuant to which AIMCO has agreed to indemnify such officers to the fullest extent permitted by applicable law.

     The Agreement of Limited Partnership (the "AIMCO Operating Partnership Agreement") of the AIMCO Operating Partnership, also provides for indemnification of AIMCO, or any director or officer of AIMCO, in its capacity as the previous general partner of the AIMCO Operating Partnership, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees), fines, settlements and other amounts incurred in connection with any actions relating to the operations of the AIMCO Operating Partnership, as set forth in the AIMCO Operating Partnership Agreement.

     Section 11.6 of the 1997 Stock Award and Incentive Plan (the "1997 Plan"),
Section 2.8 of the Non-Qualified Employee Stock Option Plan (the "Non-Qualified Plan"), Section 2.8 of the 1996 Stock Award and Incentive Plan (the "1996 Plan"), and Section 6.7 of the 1994 Stock Option Plan (the "1994 Plan"), specifically provide that, to the fullest extent permitted by law, each of the members of the Board of Directors of AIMCO, the Compensation Committee of the AIMCO Board and each of the directors, officers and employees of AIMCO, any AIMCO subsidiary, the AIMCO Operating Partnership and any subsidiary of the AIMCO Operating Partnership shall be held harmless and indemnified by AIMCO for any liability, loss (including amounts paid in settlement), damages or expenses (including reasonable attorneys' fees) suffered by virtue of any determinations, acts or failures to act, or alleged acts or failures to act, in connection with the administration of the 1997 Plan, Non-Qualified Plan, the 1996 Plan or the 1994 Plan, as the case may be, so long as such person is not determined by a final adjudication to be guilty of willful misconduct with respect to such determination, action or failure to act.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

     The exhibits to this Registration Statement are listed in the Exhibit Index, which is incorporated herein by reference.

     (b) Financial Statement Schedules

     Schedule III, Real Estate and Accumulated Depreciation, is incorporated by reference from AIMCO's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1997. All other schedules are omitted because they are not applicable or the required information is shown in the financial statements of AIMCO or the notes thereto incorporated by reference herein.

     (c) Reports, Opinions or Appraisals

     The opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated is included as Appendix II of the Proxy Statement/Prospectus constituting Part I of this Registration Statement.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)(sec.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not subject of and included in the registration statement when it became effective.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Denver, State of Colorado, on this 3rd day of April, 1998.



                                          APARTMENT INVESTMENT AND


                                          MANAGEMENT COMPANY



                                          By:      /s/ TERRY CONSIDINE

                                            ------------------------------------

                                                      Terry Considine,


                                                   Chairman of the Board


                                                and Chief Executive Officer



                               POWER OF ATTORNEY



     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Terry Considine and Peter K. Kompaniez, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed on this 3rd day of April, 1998, by the following persons in the capacities indicated:



                SIGNATURE                                                TITLE
                ---------                                                -----

           /s/ TERRY CONSIDINE                   Chairman of the Board and Chief Executive Officer
------------------------------------------       (Principal Executive Officer)
             Terry Considine

          /s/ PETER K. KOMPANIEZ                 Vice Chairman, President and Director
------------------------------------------
            Peter K. Kompaniez

            /s/ TROY D. BUTTS                    Senior Vice President and Chief Financial Officer
------------------------------------------       (Principal Financial Officer)
              Troy D. Butts

          /s/ PATRICIA K. HEATH                  Vice President and Chief Accounting Officer
------------------------------------------       (Principal Accounting Officer)
            Patricia K. Heath

          /s/ RICHARD S. ELLWOOD                 Director
------------------------------------------
            Richard S. Ellwood

                SIGNATURE                                                TITLE
                ---------                                                -----
           /s/ J. LANDIS MARTIN                  Director
------------------------------------------
             J. Landis Martin

           /s/ THOMAS L. RHODES                  Director
------------------------------------------
             Thomas L. Rhodes

                                                 Director
------------------------------------------
              John D. Smith

                                 EXHIBIT INDEX


 2.1 Agreement and Plan of Merger, dated as of December 23, 1997 by and between Apartment Investment and Management Company and Ambassador Apartments, Inc., as supplemented by letter dated as of March 11, 1998 (incorporated by reference to Appendix I to the Proxy Statement/Prospectus of Apartment
       Investment and Management Company and Ambassador Apartments,
       Inc. included in this Registration Statement).
 4.1 Specimen certificate for AIMCO Common Stock (incorporated by reference to AIMCO's Registration Statement on Form 8-A filed on July 19, 1994).
 5.1 Opinion of Piper & Marbury L.L.P. regarding the validity of the AIMCO Common Stock offered hereby.*
 8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters.*
 8.2   Opinion of Altheimer & Gray regarding tax matters.*
23.1   Consent of Ernst & Young LLP, Dallas, Texas.
23.2   Consent of Skadden, Arps, Slate, Meagher & Flom LLP
       (included in their opinion filed as Exhibit 8.1).
23.3 Consent of Piper & Marbury L.L.P. (included in their opinion filed as Exhibit 5.1).
23.4   Consent of Ernst & Young LLP, Chicago, Illinois.
23.5   Consent of Merrill Lynch, Pierce, Fenner & Smith
       Incorporated.
23.6 Consent of Altheimer & Gray (included in their opinion filed as Exhibit 8.2).
23.7   Consent of Ernst & Young LLP, Greenville, South Carolina.
24.1   Power of Attorney (included as pages II-4 and II-5).
99.1   Letter to stockholders of Ambassador Apartments, Inc. by
       David M. Glickman, Chairman and Chief Executive Officer, dated April 8, 1998.
99.2   Notice of special meeting to stockholders of Ambassador
       Apartments, Inc., dated April 8, 1998.
99.3 Proxy Card with respect to special meeting of stockholders of Ambassador Apartments, Inc.


---------------


* Previously filed.